Exhibit H

The Gemalto securities referred to herein that are issued in connection with the exchange offer have not been, and are not intended to be, registered under the U.S. Securities Act of 1933 (the “U.S. Securities Act”) and may not be offered or sold, directly or indirectly, into the United States except pursuant to an applicable exemption. The Gemalto securities are being made available within the United States in connection with the exchange offer pursuant to an exemption from the registration requirements of the U.S. Securities Act.

The exchange offer relates to the securities of a non-U.S. company and is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in this document are prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under U.S. federal securities laws, since Gemalto and Gemplus have their corporate headquarters outside of the United States, and some or all of their officers and directors may be residents of foreign countries. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment.

The Gemalto securities referred to herein that are issued in connection with the exchange offer have not been, and are not intended to be, registered under the US Securities Act of 1933 (the “US Securities Act”) and may not be offered or sold, directly or indirectly, into the United States except pursuant to an applicable exemption. The Gemalto securities are being made available within the United States in connection with the exchange offer pursuant to an exemption from the registration requirements of the US Securities Act. The exchange offer relates to the securities of a non-US company and is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in this document are prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies. It may be difficult for you to enforce your rights and any claim you may have arising under US federal securities laws, since Gemalto and Gemplus have their corporate headquarters outside of the United States, and some or all of their officers and directors may be residents of foreign countries. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the US securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a US court’s judgment. This is a free English translation of the joint French language offering document (note d’information), dated July 6, 2006. In the event of any discrepancies between the joint French language offering document and this free English translation, the joint French language offering document shall prevail.

PUBLIC EXCHANGE OFFER
for the shares and warrant issued by
GEMPLUS INTERNATIONAL S.A.
initiated by

GEMALTO N.V.
PRESENTED BY
DEUTSCHE BANK
Gemalto N.V. (“Gemalto”) and Gemplus International S.A. (“Gemplus”) joint note d’information

Terms of the Offer:	2 Gemalto shares to be issued for each 25 Gemplus shares
1 Gemalto warrant to be issued for 1 Gemplus warrant
Duration of the Offer:	from July 11, 2006 to August 14, 2006, included

Pursuant to Articles L. 412-1 and L. 621-8 of the French Code monétaire et financier, the French Autorité des marchés financiers has granted its visa under No. 06-252 on July 6, 2006, in accordance with the provisions of Title III Book 2 of its Règlement général. This notice was prepared by the initiating company or jointly with the target company under the responsibility of the signatories. The visa implies neither approval of the price, of the exchange ratio, or of the timeliness of the operation nor authentication of the accounting and financial information presented. It was awarded after a review of the relevance and consistency of the information provided on the offer made to the shareholders of the target company.

Important Information

The offering document is composed of the following documents, which contain all the relevant information on the Offer (the “Offering Document”) and which the investors are invited to carefully read:

•	this note d’information approved by the French Autorité des marchés financiers (the “AMF”) which incorporates by reference the Offer Listing Prospectus and the Contribution in Kind Listing Prospectus, as defined below;

•	the prospectus relating to the new Gemalto shares to be listed on the Eurolist by Euronext Paris S.A. and issued as consideration for the Gemplus shares and warrant tendered to the Offer (the “Offer Listing Prospectus”), which was approved by the Dutch Autoriteit Financiële Markten (the “AFM”) on June 30, 2006. The Offer Listing Prospectus incorporates by reference the prospectus relating to the new Gemalto shares to be listed on the Eurolist by Euronext Paris S.A. that have already been issued as consideration for the Gemplus shares tendered by TPG and the Quandt Family Entities in the Contribution in Kind (as such terms are defined hereafter) to Gemalto (the “Contribution in Kind Listing Prospectus”), which was approved by the AFM on June 30, 2006. The AFM decisions approving the Contribution in Kind Listing Prospectus and the Offer Listing Prospectus, as well as a copy of these approved Prospectuses, were provided by the AFM to the AMF on June 30, 2006, in accordance with the European passport mechanism provided by the “Prospectus” Directive (No. 2003/71/EC).
Notice to Gemplus security holders

The Offer is subject to certain restrictions. Holders of Gemplus shares and warrant must verify whether they may participate in the Offer. This Offer is not being made in the United Kingdom, Italy, the Netherlands,
Canada or Japan. The Offer is being made in the United States of America under an exemption from the offer and registration requirements under the US securities laws.

For a description of the risks relating to the Offer, holders of Gemplus shares and warrants should refer to the risk factors presented in this note d’information.

Copies of the Offering Document are available on the websites of the French Autorité des marchés financiers (www.amf-france.org), Gemalto (www.gemalto.com) and Gemplus (www.gemplus.com) and may be obtained at no cost from:

Gemalto N.V. Koningsgracht Gebouw 1 Joop Geesinkweg 541-542 1096 AX Amsterdam Netherlands	Axalto International S.A.S. 6 rue de la Verrerie 92190 Meudon France	Deutsche Bank AG Paris branch 3 avenue de Friedland 75008 Paris France	Gemplus International S.A. 46A, avenue J.F. Kennedy L-1855 Luxembourg Grand Duchy of Luxembourg

SUMMARY			I
1.	PERSONS RESPONSIBLE FOR THE NOTE D’INFORMATION		12
	1.1.	For the presentation of the Offer	12
	1.2.	For the information relating to Gemalto	12
	1.3.	for the audit of Gemalto’s financial position and statements	12
		1.3.1. Persons responsible for auditing the consolidated financial statements of Gemalto N.V. established in accordance with the IFRS as adopted by the European Union	12
		1.3.2. Persons responsible for auditing the annual financial statements of Gemalto N.V.	12
	1.4.	For the information relating to Gemplus	12
	1.5.	For the audit of the financial position and statements of Gemplus	13
2.	PRESENTATION OF THE OFFER		13
	2.1.	Reasons for the Offer and intentions of Gemalto and Gemplus	14
		2.1.1. Context of the Offer	14
		2.1.2. Industrial interest and rationale of the Combination	16
		2.1.3. Financial benefits expected from the Combination	19
		2.1.4. Gemalto’s strategy	20
		2.1.5. Organization and operation of the new Gemalto group	21
		2.1.6. Employment strategies	25
		2.1.7. Outlook for a change in the dividend policy	26
		2.1.8. Implementation of a Gemalto share buyback program	26
		2.1.9. Expenses for the Combination	26
	2.2.	Agreements that may have a material impact on the outcome of the Offer	27
		2.2.1. Agreements to which Gemalto, Gemplus, TPG and the Quandt Family Entities are parties	27
		2.2.2. Agreements of which Gemalto and Gemplus are aware	27
	2.3.	Gemplus securities already held by Gemalto	27
	2.4.	Features of the Offer	27
		2.4.1. Securities included in the Offer	27
		2.4.2. Terms of the Offer for the Gemplus shares and the Gemplus warrant	28
		2.4.3. Gemplus stock options	29
		2.4.4. Offer procedure	30
		2.4.5. Gemplus American Depositary Shares	31
		2.4.6. Indicative timetable for the Offer	32
		2.4.7. Restrictions on the Offer abroad	32
		2.4.8. Condition of the Offer	34
		2.4.9. Possibility of abandonment of the Offer by Gemalto	35
		2.4.10. Re-opening of the Offer	35
		2.4.11. Public buy-out offer offer and squeeze-out	35
		2.4.12. Regulatory authorizations	35
		2.4.13. Number and origin of the Gemalto shares to be tendered to the Offer	37
		2.4.14. Features of the Gemalto shares remitted in exchange	37
		2.4.15. Comparison of shareholders’ rights	38
		2.4.16. Brokerage fees and remuneration of intermediaries	56
		2.4.17. Tax treatment of the Offer and the shares remitted in exchange (tax residents of France)	57

i

	2.4.18. Tax treatment of the Offer and the Gemalto shares remitted in exchange (certain tax residents of the United States of America)	63
2.5.	Elements used to assess the exchange ratio	67
	2.5.1. Context of the Combination	67
	2.5.2. Criteria used to assess the exchange ratio	68
	2.5.3. Criteria not used in the assessment of the exchange ratio	68
	2.5.4. Details of the criteria used	69
	2.5.5. Summary of the elements used in valuing the terms of the Offer	73
	2.5.6. Summary of the elements used to value the terms of the Offer at May 31, 2006	73
2.6.	Opinion of the Board of Directors of Gemalto	74
2.7.	Opinion of the Board of Directors of Gemplus	74
2.8.	Fairness opinions	75
2.9.	Brief statement as to the accounting treatment of the Combination	82
2.10.	Impact of the Offer on Gemalto	83
	2.10.1. Impact of the Offer on the accounting and financial results of Gemalto and on its consolidated financial statements	83
	2.10.2. Impact of the offer on the breakdown of the share capital and the voting rights and on the market capitalization	92
	2.10.3. Report of auditors on pro forma financial information	94
2.11.	Risks relating to the Offer and the Combination	95
	2.11.1. Market fluctuations may reduce the market value of the shares as the Combination’s exchange ratio is fixed	95
	2.11.2. The integration of Gemalto and Gemplus may be difficult and expensive and may not generate the synergies and benefits currently expected	95
	2.11.3. The commitments made by Gemalto and Gemplus to obtain the approval of the regulatory authorities could reduce the benefits expected from the Combination and affect the price of the shares	95
	2.11.4. Change of control provisions in the Gemplus agreements may result in adverse consequences for the new Gemalto group	96
	2.11.5. Gemalto’s results and financial position could differ significantly from the results and position presented in the unaudited pro forma summary combined financial statements for the Combination included in this note d’information	96
	2.11.6. If the Offer is withdrawn or declared unsuccessful for any reason, Gemalto will still hold 43.44% of the Gemplus shares, which would serious impede Gemalto’s ability to achieve the benefits of the proposed Combination	97
	2.11.7. The market for Gemplus shares and American depositary shares may be less liquid following completion of the Offer, and the value of any retained Gemplus shares and American depositary shares may be lower. Further, Gemalto reserves the right to delist the Gemplus shares and the Gemplus American depositary shares, or terminating the Gemplus ADS depositary agreement	97
	2.11.8. Following the consummation of this Offer, we will be holders of a significant majority of Gemplus’ outstanding shares and may take actions or make decisions not in the best interest of the remaining minority shareholders of Gemplus	97
	2.11.9. The existence of minority Gemplus shareholders may reduce the benefits expected from the Combination by Gemalto	97

		2.11.10. As a result of the adoption of a new Luxembourg law, and further to the planned amendment of the Règlement général of the AMF, Gemalto may conduct a “squeeze-out” procedure or use some other means at some date following the Combination to obligate the remaining holders of Gemplus securities to sell their securities to Gemalto for consideration of some combination of cash and Gemalto shares	98
		2.11.11. The market value of the Gemalto shares could decline if a major shareholder sold a large number of Gemalto shares	98
	2.12.	Consolidated shareholders’ equity and liquidity	98
	2.13.	Déclaration on net working capital	99
3.	INFORMATION REGARDING GEMALTO		99
4.	INFORMATION REGARDING GEMPLUS		100
	4.1.	selected financial information	100
	4.2.	risk factors	102
		4.2.1. Market risks (rates, exchange, shares)	102
		4.2.2. Legal risks	105
		4.2.3. Business and environmental risks	106
		4.2.4. Insurance	113
		4.2.5. Other special risks	114
	4.3.	information on the issuer	117
		4.3.1. History and development of Gemplus	117
		4.3.2. Capital Expenditures	119
	4.4.	Business Overview	120
		4.4.1. Main businesses	120
		4.4.2. Main markets	129
	4.5.	Organizational Chart	134
		4.5.1. Organization of the group	134
		4.5.2. Major subsidiaries	136
	4.6.	real estate properties, plants and equipment	137
		4.6.1. Major fixed assets	137
		4.6.2. Fixed assets and environmental matters	137
	4.7.	examination of the financial position and income	137
		4.7.1. Financial position	137
		4.7.2. Results of Operations	139
	4.8.	cash and capital	151
	4.9.	research and development, patents and licenses	151
		4.9.1. Policy of investment in research and development	151
		4.9.2. Research and development	151
		4.9.3. Intellectual property	152
	4.10.	information on trends	153
		4.10.1. Principal trends since the end of the last fiscal year	153
		4.10.2. Known trends or trends which may affect the current year	153
	4.11.	profit forecast or estimation	153
	4.12.	administration, management and supervision entities and general management	156
		4.12.1. The board of directors	156
		4.12.2. Conflict of interests	161

SUMMARY

This summary must be read as an introduction to this note d’information. Any decision to tender Gemplus securities in the public exchange offer initiated by Gemalto for Gemplus securities should be based on consideration of this note d’information as a whole by the investor. Where a claim relating to information contained in this note d’information is brought before a court, the plaintiff investor might, under the national legislation of the member States of the European Community or parties to the agreement on the European Economic Area, be required to bear the costs of translating this note d’information before the legal proceedings are initiated. Civil liability attaches to those persons who have tabled the summary including any translation thereof, and applied for its notification pursuant to article 212-42 of the Règlement général of the AMF, but only if the summary is misleading, inaccurate or inconsistent when read together with the other parts of this note d’information.

I.	ELEMENTS OF THE OFFER

Presenting establishment	Deutsche Bank AG, Paris branch

Initiating Company	Gemalto N.V. (“Gemalto” or the “Initiating Company”)

Target	Gemplus International S.A. (“Gemplus”)

Context of the Offer	On December 6, 2005, Gemalto, then named Axalto Holding N.V., and Gemplus, executed a Combination Agreement (the “Combination Agreement”) in Amsterdam, the Netherlands, pursuant to which the companies agreed to combine (the “Combination”) in order to create Gemalto, a world leader in the digital security market.

Gemplus’ two largest shareholders, entities of the American investment firm Texas Pacific Group (“TPG”) and certain entities owned by members of the Quandt family (the “Quandt Family Entities”) each approved the Combination and were parties to the Combination Agreement.

The Combination is being completed in two distinct, successive steps:

• the Contribution in Kind; and

• the Offer.

The Contribution in Kind	TPG and the Quandt Family Entities each entered into separate Contribution in Kind Agreements, signed with Gemalto on December 6, 2005, pursuant to which each of TPG and the Quandt Family Entities became bound to contribute to Gemalto all of the Gemplus shares that each held, in the context of a share capital increase of Gemalto implemented by way of contribution in kind of such Gemplus shares (the “Contribution in Kind”).

The exchange ratio for the Contribution in Kind: 2 new Gemalto shares for each 25 existing Gemplus shares.

Following the Contribution in Kind, which was made on June 2, 2006, TPG and the Quandt Family Entities received 12,744,448 and 9,240,656 Gemalto shares respectively, representing 20.37% and 14.77% of the share capital and 20.46% and 14.83% of voting rights, respectively, of Gemalto, and Gemalto became Gemplus’ largest shareholder with shares representing 43.42% of Gemplus’ share capital and 43.47% of Gemplus’ voting rights.

Distribution of reserves by Gemplus	Concurrent with the completion of the Contribution in Kind, Gemplus distributed to its shareholders (which included TPG and the Quandt

I

Family Entities), a portion of its distributable reserves in the amount of €0.26 per existing share, i.e., a total amount of €164,285,425.98, calculated on the basis of an issued capital represented by 631,867,023 Gemplus shares (excluding treasury shares) on the date of such distribution of reserves.

The exchange ratio of 2 new Gemalto shares for 25 existing Gemplus shares established in the Contribution in Kind and proposed to Gemplus’ shareholders in the Offer takes into account the distribution of reserves made by Gemplus to the benefit of its shareholders. The analysis of the assessment criteria of the exchange ratio stipulated in the Offer therefore integrates the distribution by Gemplus of a portion of its distributable reserves.

The Offer	Gemalto irrevocably offers to the shareholders and the warrant holder of Gemplus, the shares of which are traded on the Eurolist by Euronext Paris S.A. and on the Nasdaq National Market through an American depositary share program (“ADS”), to exchange their shares under the terms and conditions specified in this note d’information (the “Offer”).

Securities targeted by the Offer	The Offer is made for:

• all the Gemplus shares issued to date which are not already held by Gemalto, excluding 760,506 treasury shares, i.e., 357,320,561 shares;

• all the Gemplus shares which may be issued during the Offer period as a result of the exercise of Gemplus stock options or in exchange for shares of the company Gemplus S.A., a French subsidiary of Gemplus, i.e., a maximum of 75,785,367 shares;

• the Gemplus warrant granted to the recruiting company Heidrick & Struggles or, if this warrant is exercised during the Offer period, all the Gemplus shares which would be issued during the Offer period as a result of the exercise of this warrant, i.e., a maximum of 2,561,973 shares.

Terms of the Offer for the Gemplus shares and the Gemplus warrant	2 new Gemalto shares to be issued for each 25 existing Gemplus shares.

1 Gemalto warrant to be issued for 1 Gemplus warrant.

Public buy-out offer and squeeze-out	After completion of the Offer, and to the extent permitted under the applicable regulations, if Gemalto were to hold the required percentage of capital and voting rights, either directly or indirectly, Gemalto would reserve the right to conduct a public buy-out offer (offer publique de retrait) followed by a squeeze-out (rachat obligatoire) of the holders of the Gemplus shares not held by Gemalto.

II

Assessment of the exchange ratio

To facilitate comparison, the resulting ratio is presented below in the form of the number of Gemalto shares for each Gemplus share and is compared at the ratio of 12.5 Gemplus shares for each Gemalto share, which is equal to the ratio of 25 for 2.

			Premium/(Discount) to the
Criteria	Implied Ratio(1)		Gemplus Shareholders(2)

Trading range
Closing price on December 6, 2005(3)	11.2	x	(10.3)%
30-day average	12.5	x	0.0%
3-month average	13.7	x	9.3%
6-month average	14.9	x	19.0%
12-month average	14.6	x	16.7%
Net earnings per share
2005E	12.8	x	2.1%
2006E	12.6	x	0.9%
Analysis of financial analysts’ price targets
Bottom of the range	11.2	x	(10.7)%
Mean	13.5	x	7.7%
Top of the range	16.3	x	30.7%

(1)	On the basis of a Gemplus distribution to its shareholders of 0.26 euros per share prior to the transaction.

(2)	On the basis of a Gemplus distribution to its shareholders of 0.26 euros per share prior to the transaction and an exchange ratio of 2 new Gemalto shares for 25 Gemplus shares.

(3)	Closing price the day preceding the announcement of the transaction.

The table below provides as an illustration the elements used to assess the terms of the Offer as updated on May 31, 2006 using a methodology identical to the methodology described above.

			Premium/(Discount) to the
Criteria	Implied Ratio(1)		Gemplus Shareholders(2)

Trading range
Closing on May 31, 2006	11.5	x	(7.9)%
Average for the last 30 days	11.9	x	(4.7)%
3-month average	11.8	x	(5.3)%
6-month average	11.8	x	(5.5)%
12-month average	13.3	x	6.6%
Net earnings per share(3)
2005 actual	10.0	x	(20.0)%
2006E	10.1	x	(19.1)%
2007E	10.1	x	(19.1)%
Analysis of financial analysts’ price targets(4)
Bottom of the range	10.7	x	(14.0)%
Mean	12.0	x	(3.7)%
Top of the range	14.2	x	13.7%

(1)	On the basis of a Gemplus distribution to its shareholders of 0.26 euros per share prior to the transaction.

(2)	On the basis of a Gemplus distribution to its shareholders of 0.26 euros per share prior to the transaction and an exchange ratio of 2 new Gemalto shares for 25 Gemplus shares.

(3)	Research reports used for Gemalto: Société Générale (05/22/06), Fortis (05/22/06), Exane (05/23/06), Crédit Suisse (04/27/06), ING (04/27/06), Natexis (05/22/06), Merrill Lynch (04/28/06), Oddo (04/28/06). Research reports used for Gemplus: Crédit Suisse (04/24/06), Fortis (04/25/06), Société Générale (05/22/06), Chevreux (04/24/06), UBS (04/24/06), Natexis (05/26/06), ING (04/21/06), CIC (04/25/06), Exane (04/26/06), Ixis (04/25/06), Merrill Lynch (04/24/06), Oddo (04/25/06).

(4)	Research reports used for Gemalto and Gemplus: Société Générale, Fortis, Exane, Crédit Suisse, ING, Natexis, Oddo.

III

Risk factors relating to the Offer and the Combination	The holders of Gemplus securities intending to participate in the Offer should review the main risks in participating in the Offer indicated below and described in Section 2.11 of this note d’information before making any decision to tender:

• Risks relating to market fluctuations

• Risks relating to the integration of Gemalto and Gemplus

• Risks relating to conditions imposed by regulatory authorities

• Risks relating to change of control provisions in Gemplus’ agreements

• Risks relating to Gemalto’s results and financial condition, which may differ significantly from the unaudited pro forma condensed combined financial information relating to the Combination included in this note d’information

• Risks relating to this Offer not being successfully consummated for any reason, which would have a significant impact on the realization of the expected benefits and the synergies of the Combination

• Risks relating to the liquidity of the market for Gemplus shares and ADSs following completion of the Offer, and the value of any retained Gemplus shares and ADSs

• Risks for minority shareholders as a consequence of Gemalto holding a significant majority of Gemplus’ outstanding shares following the completion of this Offer

• Risks relating to the existence of minority Gemplus shareholders

• Risks relating to the possibility that Gemalto may, following completion of the Combination and subject to compliance with applicable regulations, conduct a “squeeze-out” or use some other means at some date following the Combination to obligate the remaining holders of Gemplus securities to sell their securities to Gemalto

• Risks relating to the market value of Gemalto shares following the increase of the number of shares issued or if a significant shareholder of Gemalto sold a substantial number of Gemalto shares.

Indicative timetable

March 8, 2006	End of the period of review by US competition authorities

April 7, 2006	Prior authorization from the Treasury Department of the French Ministry of Economy, Finance and Industry

May 19, 2006	Authorization by the European competition authorities

June 1, 2006	Filing of the Offer

June 2, 2006	Distribution of reserves by Gemplus

IV

June 2, 2006	Acquisition by Gemalto from TPG and the Quandt Family Entities of 274,813,800 Gemplus shares representing 43.42% of the share capital and 43.47% of the voting rights in Gemplus

June 13, 2006	Admissibility of the Offer by the French Autorité des marchés financier (“AMF”)

June 19, 2006	End of the CFIUS review period

June 30, 2006	Approval by the Dutch financial market authorities (“AFM”) of the Contribution in Kind Listing Prospectus

June 30, 2006	Approval by the AFM of the Offer Listing Prospectus

July 6, 2006	Visa from the AMF

July 10, 2006	Communication in France and in the US, in at least one daily nationwide financial newspaper, of a notice specifying the terms and conditions of the availability of, as the case may be, either (i) the note d’information in French approved by the AMF or (ii) this English translation

July 11, 2006	Opening of the Offer

August 14, 2006	Closing of the Offer(1)

August 17, 2006	Clearing of the orders in the Offer

August 25, 2006	Results of the Offer

August 30, 2006	Issuance of the Gemalto shares(2)

Settlement and first listing of the Gemalto shares issued in consideration for the Gemplus shares tendered to the Offer

(1)	After setting the closing date of the Offer, the AMF may postpone it in accordance with its Réglement général.

(2)	Under a private deed of issuance.

Fairness opinions	Deutsche Bank AG, London Branch, in its capacity as Gemalto’s financial advisor on the Combination, delivered to the Gemalto Board of Directors, which met on December 6, 2005, a fairness opinion which concluded that the exchange ratio of 2 new Gemalto shares for 25 existing Gemplus shares tendered to the Offer was fair to the Gemalto shareholders from a financial standpoint, to the exclusion of Gemplus and its affiliates.

Morgan Stanley & Co. Limited, in its capacity as Gemplus’ financial advisor on the Combination, delivered to the Gemplus Boards of Directors, which met on December 6, 2005 and May 25, 2006, two fairness opinions which concluded that the exchange ratio of 2 new Gemalto shares for 25 existing Gemplus shares tendered to the Offer was fair to the Gemplus shareholders taken as a whole from a financial standpoint.

Opinion of the Board of Directors of Gemalto	The Board of Directors of Gemalto unanimously approved the Combination on December 6, 2005.

Opinion of the Board of Directors of Gemplus	On December 6, 2005, the Board of Directors of Gemplus unanimously approved the Combination and the contemplated Offer, and

V

determined that the Offer was in the best interest of the company, its employees and its shareholders and, consequently, decided to recommend to the Gemplus shareholders to tender their shares to the Offer.

On May 25, 2006, the Board of Directors of Gemplus, after having reviewed the second fairness opinion delivered by Morgan Stanley & Co. Limited, confirmed the delegation of power granted to Mr. Alex Mandl by the Board of Directors on December 6, 2005, for the reiteration of the recommendation of such Board of Directors.

II.	INFORMATION REGARDING GEMALTO

Main characteristics	Gemalto is a public company with limited liability (naamloze vennootsschap, or N.V.) incorporated under the laws of the Netherlands, with its corporate seat at Koningsgracht Gebouw 1, Joop Geesinkweg 541-542, 1096 AX Amsterdam in the Netherlands, registered with the register of the Chamber of Commerce and Industry in the Amsterdam region under Number 27255026.

The description of Gemalto is provided in the Contribution in Kind Listing Prospectus and the Offer Listing Prospectus approved by the AFM and notified to the AMF.

Risk factors	The holders of Gemplus securities intending to participate in the Offer should review the main risks relating to Gemalto’s business indicated below and described under the heading “Risk factors” of the Contribution in Kind Listing Prospectus and the Offer Listing Prospectus before making any decision to tender their Gemplus shares:

Risks relating to Gemalto’s business

• Risks relating to growth of the mobile communication and financial services applications

• Uncertainties relating to certain applications still in an early stage of development (including relating the use of microprocessor cards in the public sector and access fields of business)

• Risks relating to the rapid development of microprocessor card technology

• Risks relating to the availability of chips, the key component of microprocessor cards

• Risks relating to the optimization of chip card production capacity

• Risks relating to the failure to satisfy the standards and criteria of industry organizations to which Gemalto’s customers belong

• Risks relating to the protection of confidential information and prepaid cards (including of confidential information relating to end customers of financial cards in the financial services business)

• Risks relating to manufacturing defects in Gemalto’s products

• Risks relating to the protection of intellectual property rights

• Risks relating to the development of third-party technologies and increases in licensing costs (including the licenses granted to Gemalto for trademarks, security and cryptography technology

VI

for card operating systems, dual interface technology, public key infrastructure (PKI) technology)

• Risks relating to the seasonal nature of sales in the mobile communication segment

• Market risks (interest rates, exchange rates, liquidity, equities)

• Risks relating to Gemalto’s international activities

• Risks relating to acquisitions and joint ventures

• Risks relating to environmental, health and safety regulations

Risks relating to the industry

• Risks relating to competition (including with respect to maturing segments, such as mobile communication applications for low-end microprocessor cards)

• Risks relating to technological developments

• Risks relating to the decoding of encryption programs

Risks relating to the Reorganization and the Company’s operating as an independent entity

• Risks relating to the Separation Agreement with Schlumberger

• Risks relating to Gemalto’s financing

• Dependence on the core management team and key personnel

III.	INFORMATION REGARDING GEMPLUS

Share capital	€133,927,383.80, divided into 632,628,171 shares with no nominal value.

		% of Share	% of Voting
Shareholdings Greater Than 2% of the Share Capital	Number of Shares	Capital	Rights

Gemalto	274,813,800	43.44	43.49
Nordea 1 SICAV	34,267,172	5.42	5.42
Brunei Investment Agency	7,750,000	1.23	1.23
Other nominal shareholders	5,854,287	0.93	0.93
Other shareholders through Euroclear	309,182,406	48.87	48.93
Treasury shares	760,506	0.12	0

Total	632,628,171	100	100

Total excluding treasury shares	631,867,665	—	—

History and development	Gemplus started its operations in 1988 as a major supplier of prepaid phonecards. Before 1999, the business was conducted through Gemplus S.C.A., a French limited partnership.

In December 1999, Gemplus Associates, the general partner of Gemplus S.C.A, merged into Gemplus S.C.A., which became a stock company, Gemplus S.A. In February 2000, the corporate structure was reorganized and a new holding company, Gemplus International S.A., a Luxembourg corporation, was created.

VII

In December 2000, the company completed an initial public offering of its ordinary shares and ADSs.

Business	Gemplus is a leading provider of technology, products and services that enable wireless network operators to offer their customers secure voice and data communications and transactions, and that allow companies, financial institutions and public entities to provide their customers and employees with customized services through a range of systems, including financial card networks, customer loyalty and bonus point programs and identification and Internet security systems.

Board of Directors, Management	As of the date of this note d’information, the composition of the Board of Directors of Gemplus, as modified upon completion of the Contribution in Kind, is as follows:

Name (Age)	Current Position	Term Expires

Alex Mandl (62)	Director	December 31, 2008
Olivier Piou (47)	Director	December 31, 2008
Daniel Le Gal (54)	Director	December 31, 2008
Werner Koepf (63)	Director	December 31, 2008
Michel Soublin (60)	Director	December 31, 2008

The Gemplus Board of Directors on June 2, 2006, appointed Frans Spaargaren as non-director Chief Executive Officer.

Statutory auditors	Persons responsible for the auditing of Gemplus International S.A.’s financial statements:

PricewaterhouseCoopers S.à.r.l
400 route d’Esch
L - 1471 Luxembourg
Grand-Duché de Luxembourg

Review of the results and financial position	For the fiscal year ended December 31, 2005, revenue was €938.9 million and net income was €91.4 million. Revenue for the first quarter of 2006 increased to €230.3 million from €193.1 million for the first quarter of 2005.

Risk factors	• Market risks (rates, exchange, shares)

• Legal risks

• Industrial and environmental risks

• Insurance

• Risks related to the activity sector of Gemplus

• Risks related to Management team

• Risks related to product quality

• Risks relating to the trading of the shares of Gemplus

• Risks related to possible patent disputes

VIII

IV.	CONSEQUENCES OF THE OFFER

Breakdown of Gemalto’s share capital after completion of the Offer

On the basis of 100% of the Gemplus shares not held by Gemalto being tendered to the Offer, Gemalto’s main shareholders after completion of the Offer would be as follows:

	Undiluted(1)			Diluted(1)(2)
	Number of	% of Capital	% of Voting	Number of		% of Capital	% of Voting
	Shares	Issued	Rights	Shares		Issued	Rights

TPG	12,744,448	13.98	14.02	12,744,448		13.39	13.42
Quandt Family Entities	9,240,656	10.14	10.17	9,240,656		9.71	9.73
Fidelity Funds — SICAV	1,882,839	2.07	2.07	1,882,839		1.98	1.98
Employees	285,022	0.31	0.31	555,922		0.58	0.59
Directors	120,000	0.13	0.13	841,600	(3)	0.88	0.89
Public	66,613,163	73.08	73.30	66,613,163		69.97	70.17
Treasury shares(4)	263,056	0.29	0.00	263,056		0.28	0.00
Gemplus employees	—	—	—	3,055,957		3.21	3.22
Total	91,149,184	100	100	95,197,641		100	100

Total excluding treasury shares	90,886,128			94,934,585

(1)	On the basis of the number of Gemplus outstanding shares as at June 22, 2006, i.e., 632,134,361 Gemplus shares (excluding the 760,506 Gemplus Treasury shares held, as at June 6, 2006, that will not be tendered to the Offer).

(2)	Taking into account all options that may be exercised, estimated at June 1, 2006, in the money or out of the money.

(3)	The members of the Board of Directors of Gemalto hold a total of 9,020,000 Gemplus options exercisable before the closing of the Offer.

(4)	As of May 31, 2006.

Capitalization of Gemalto after completion of the Offer
(assuming 100% of Gemplus shares not held by Gemalto being tendered to the Offer)

	Before the	After the
	Contribution in Kind	Contribution in Kind	After the Offer

Number of shares (in millions)	40,315,379	62,300,483	90,886,128
Reference price in euros(1)	24.28	24.28	24.28
Market capitalization	978,723,018	1,512,448,059	2,206,412,231

(1)	On the basis of the thirty-day average of the closing prices of Gemalto shares as of May 31, 2006.

IX

Pro forma consolidated financial information
(assuming 100% of Gemplus shares not held by Gemalto tendered to the Offer)

Summarized pro forma consolidated balance sheet

	Historical	Historical	Intra-Group	Pro Forma	Combined
	Axalto	Gemplus	Adjustments	Adjustments	Pro Forma
	(In USD thousands)

Non-current assets	460,421	457,217	(2,050)	713,963	1,629,551
Current assets	583,574	941,271		(193,822)	1,331,023
Total assets	1,043,995	1,398,488	(2,050)	520,141	2,960,574
Total equity	701,628	991,367	(1,334)	487,141	2,178,802
Non-current liabilities	39,016	80,092			119,108
Current liabilities	303,351	327,029	(716)	33,000	662,664
Total liabilities	1,043,995	1,398,488	(2,050)	520,141	2,960,574

Summary pro forma consolidated income statement

	Historical	Historical	Intra-Group	Pro Forma	Combined
	Axalto	Gemplus	Adjustments	Adjustments	Pro Forma
	(In USD thousands)

Revenue	992,332	1,173,107	(9,571)		2,155,868
Operating income	80,005	83,102	(9,120)	(9,394)	144,594
Net income	59,267	112,652	(5,935)	(9,394)	156,591
Earnings per share before dilution (in €)	1.41	0.18			1.68
Earnings per share after dilution (in €)	1.38	0.17			1.64

Capitalization and indebtedness	In accordance with CESR recommendations (CESR/05-054b, paragraph 127), total consolidated capitalization and net liquidity as of March 31, 2006, amount respectively to USD 714,311 thousand and USD 218,441 thousand.

The amounts below are in thousands of US dollars.

1) Capitalization and Indebtedness
Total current debt	2,231
- Guaranteed	329
- Secured	1,554
- Unguaranteed/Unsecured	348
Total non-current debt (excluding current portion of long-term debt)	5,217
- Guaranteed	5,217
- Secured	—
- Unguaranteed/Unsecured	—
Shareholders’ equity:
Share capital & share premium	613,456
Treasury shares, fair value & other reserves and cumulative translation adjustment	(9,765)
Retained earnings, including the profit for the year ended December 31, 2005	110,620
Total (minority interest excluded)	714,311
2) Net liquidity/(indebtedness)
A. Cash	37,397
B. Short-term bank deposits and money market funds	188,492
C. Trading securities	—
D. Liquidity (A)+(B)+(C)	225,889

X

E. Current Bank debt	1,060
F. Current portion of non-current debt	1,171
G. Other current financial debt	—
H. Current Financial Debt (E)+(F)+(G)	2,231
I. Current liquidity/(indebtedness) (D)+(H)	223,658
J. Non-current Bank loans	5,217
K. Bonds issued	—
L. Other non-current loans	—
M. Non-current Financial Indebtedness (J)+(K)+(L)	5,217
N. Net liquidity (I)+(M)	218,441

There is no indirect or contingent indebtedness.

Net working capital statement	Gemalto declares that, from its perspective, the Gemalto group’s consolidated net working capital is adequate to meet its obligations over the next twelve months from the date of this note d’information.

V.	DOCUMENTS AVAILABLE TO THE PUBLIC

Availability of the note d’information	Copies of the Offering Document are available at no cost from:

• Gemalto N.V. at Koningsgracht Gebouw 1, Joop Geesinkweg 541-542, 1096 AX Amsterdam, the Netherlands (www.gemalto.com);

• Axalto International S.A.S., French subsidiary of Gemalto N.V., at 6 rue de la Verrerie, 92190 Meudon;

• Gemplus International S.A. at 46A, avenue J.F. Kennedy, L - 1855 Luxembourg, Grand Duchy of Luxembourg;

• Deutsche Bank AG, Paris branch at 3 avenue de Friedland, 75008 Paris, France;

• l’Autorité des marchés financiers on its Internet site (www.amf-france.org).

XI

1.	PERSONS RESPONSIBLE FOR THE NOTE D’INFORMATION

1.1.	For the presentation of the Offer

“Pursuant to Article 231-20 of the Règlement général of the Autorité des marchés financiers, Deutsche Bank AG, Paris branch, the presenting bank (établissement présentateur), certifies that, to its knowledge, the presentation of the Offer which it has reviewed on the basis of the information provided by the Initiating Company, and the elements used to assess the proposed ratio, are in accordance with the facts and contain no omission likely to affect its import.”

Deutsche Bank AG, Paris branch

1.2.  For the information relating to Gemalto

“I hereby certify, having taken all reasonable care to ensure that such is the case, that the information contained in this note d’information (with the exception of the information concerning Gemplus contained in Sections 2.1.1 — “Context of the Offer”, 2.1.5 — “Organization and operation of the new Gemalto group”, 2.2 — “Agreements that may have a material impact on the outcome of the Offer”, 2.4.15 — “Comparison of shareholders’ rights”, 2.7 — “Opinion of the Board of Directors of Gemplus”, 2.10 — “Impact of the Offer on Gemalto‘ and 4 — “Information regarding Gemplus”, which come from information published or provided by Gemplus and which have been accurately reproduced in this note d’information) is, to the best of my knowledge in accordance with the facts and contains no omission likely to affect its import.

I have obtained an end of mission letter from the statutory auditors in which they indicated they have verified the information on the financial position and the financial statements provided in this note d’information and have read the entire note d’information.”

Olivier Piou
Chief Executive Officer of Gemalto

1.3.  for the audit of Gemalto’s financial position and statements

1.3.1.	Persons responsible for auditing the consolidated financial statements of Gemalto N.V. established in accordance with the IFRS as adopted by the European Union

PricewaterhouseCoopers Audit
63 rue de Villiers
92208 Neuilly-sur-Seine Cedex
France

1.3.2.	Persons responsible for auditing the annual financial statements of Gemalto N.V.

PricewaterhouseCoopers Accountants N.V.
Thomas R. Malthusstraat 5
1066 JR Amsterdam
Netherlands

PricewaterhouseCoopers Accountants N.V. were appointed on January 19, 2004 and reappointed by the annual General Meeting of shareholders held on May 19, 2006. PricewaterhouseCoopers Accountants N.V. are members of the Royal Dutch Institute of Registered Accountants (Koninklijk Nederlands Instituut van Registeraccountants).

1.4.  For the information relating to Gemplus

“I hereby certify, having taken all reasonable care to ensure that such is the case, that the information relating to Gemplus contained in this note d’information is, to the best of my knowledge, in accordance with the facts and contains no omission likely to affect its import.

I have obtained an end of mission letter from the statutory auditors in which they indicated they have verified the information on the financial position and the financial statements provided in this note d’information and have read the entire note d’information.”

Frans Spaargaren,
Chief Executive Officer of Gemplus

1.5.  For the audit of the financial position and statements of Gemplus

PricewaterhouseCoopers S.à.r.l
400 route d’Esch
L-1471 Luxembourg
Grand Duchy of Luxembourg

2.	PRESENTATION OF THE OFFER

Gemalto N.V., formerly known as Axalto Holding N.V.1 (“Gemalto” or the “Initiating Company”), a public company with limited liability (naamloze vennootsschap, or N.V.) incorporated under the laws of the Netherlands, with corporate seat at Koningsgracht Gebouw 1, Joop Geesinkweg 541-542, 1096 AX Amsterdam in the Netherlands, registered with the register of the Chamber of Commerce and Industry in the Amsterdam region under Number 27255026, with authorized capital as at the date of this note d’information of 150,000,000.00 euros, representing a maximum of 150,000,000 shares with a par value of one euro each, and with issued capital as of the date of this note d’information of 62,563,539 euros, represented by 62,563,539 shares with a par value of one euro each, all of the same class and fully paid up, the shares of which are listed on the Eurolist by Euronext Paris S.A., irrevocably offered to the shareholders and to the holder of the share subscription warrant (“Warrant”) of Gemplus International S.A. (“Gemplus”) , a joint stock company incorporated under the laws of Luxembourg, with corporate seat at 46A, avenue J.F. Kennedy L - 1855 in Luxembourg, Grand Duchy of Luxembourg, registered with the Trade Register of the Grand Duchy of Luxembourg under Number B 73 145, with authorized capital as at the date of this note d’information of 400,000,000.00 euros, with a limited number of 1,889,466,226 shares with no par value, and with issued capital as at the date of this note d’information of 134,002,024.20 euros, represented by 632,894,867 shares with no par value, all of the same class and fully paid up, the shares of which are listed on the Eurolist by Euronext Paris S.A. and on the Nasdaq National Market through an ADS program, to acquire their securities under the conditions described hereinafter (the “Offer”).

On June 1, 2006, pursuant to Article 231-14 of the Règlement général of the Autorité des marchés financiers (“AMF”), Deutsche Bank AG, Paris branch (the “Presenting Bank”), acting on behalf of Gemalto, filed the proposed Offer with the AMF. A notice of filing (avis de depôt) of the proposed Offer was published by the AMF on June 2, 2006 under reference No. 206C1051. Pursuant to Article 231-17 of the Règlement général of the AMF, a joint statement, submitted to the AMF, was published by Gemalto and Gemplus on June 2, 2002 giving the principal elements of the draft of this note d’information. The Offer was declared admissible by the AMF on June 13, 2006. A notice of admissibility was published by the AMF on June 13, 2006, under reference No. 206C1148. The Offer is for all the shares and the warrant issued by Gemplus (see Section 2.4.1 — “Securities included the Offer”); it is specified that Gemalto already holds 274,813,800 Gemplus shares representing 43.42% of the share capital and 43.47% of the voting rights of the company which it has acquired on the date of completion of the Contribution in Kind, as defined below, i.e., June 2, 2006 (see Section 2.1.1 — “Context of the Offer”). The terms and conditions of the Offer are described in Section 2.4 — “Features of the Offer”. The Presenting Bank guarantees the content and the irrevocable nature of the commitments made by Gemalto under the terms of the Offer, pursuant to the provisions of the aforementioned Article 231-14 of the Règlement général of the AMF.

The Offer is a friendly Offer and, consequently, this note d’information has been prepared jointly by Gemalto and Gemplus.

1 The corporate name of Axalto Holding N.V. became Gemalto N.V. on the date of consummation of the Contribution in Kind, i.e., June 2, 2006, pursuant to the resolution adopted by the Shareholders’ Meeting of January 31, 2006, which approved the Combination.

2.1.  Reasons for the Offer and intentions of Gemalto and Gemplus

2.1.1.	Context of the Offer

The Combination

Gemalto and Gemplus both operate in the field of secured plastic cards. The know-how and technological expertise they have acquired have led them to the forefront of this industry in constant evolution.

On December 6, 2005, Gemalto, then named Axalto Holding N.V., and Gemplus executed a Combination Agreement (the “Combination Agreement”) in Amsterdam, the Netherlands, pursuant to which both companies agreed to combine (the “Combination”) in order to create Gemalto, a world leader in the digital security market.

The Combination results from a common intention to create, with the new Gemalto group, an operating structure with a critical size, enabling it to seize important external growth opportunities related to the development of existing and emerging markets, and to strengthen its position on its principal product lines, notably by taking advantage of an expanded and complementary client portfolio.

An application for prior authorization of the Combination was filed with the French Minister of Economy, Finance and Industry pursuant to the regulations in force governing foreign investments in France and was brought to the attention of the various competent authorities, which examined the consequences of the Combination under merger control regulations. All required authorizations have been obtained without conditions or requests for specific commitments that might impact the strategic and financial rationale of the Combination (see Section 2.4.12 — “Regulatory authorizations”).

The Combination Agreement also contained certain customary conditions precedent to the Combination, including in particular:

•	the approval of the Combination by the General Meeting of shareholders of Gemalto; this General Meeting of shareholders was held on January 31, 2006, and approved the Combination and the other decisions relating thereto under its authority by a vote of 99.9% of the votes cast;

•	the decision by the General Meeting of shareholders of Gemplus to distribute to all the shareholders of the company a portion of its available reserves in the amount of 0.26 euros per existing share; this General Meeting of shareholders was held on February 28, 2006, and approved this distribution by a very large majority; and

•	the absence of any event, occurrence, development or state of circumstances before completion of the Contribution in Kind, as defined below, which could give rise to a material adverse change for Gemalto or Gemplus.

All the conditions precedent stipulated in the Combination Agreement were satisfied within the timeframe stipulated by the Combination Agreement, thus allowing the implementation of the Combination through the completion of the Contribution in Kind, as defined below, and of the Offer.

Contribution in Kind

Gemplus’s two largest shareholders, entities of the US investment firm Texas Pacific Group (“TPG”) and certain members of the Quandt family, through intermediary entities controlled by them (the “Quandt Family Entities”), convinced by the industrial rationale of the Combination and sharing the conviction that this project offers significant development opportunities for the new Gemalto combined entity, each approved the Combination and have also entered into the Combination Agreement.

On December 6, 2005, consequent to their approval of the Combination, TPG and the Quandt Family Entities each entered into separate contribution in kind agreements with Gemalto, then named Axalto Holding N.V. (the  “Contribution in Kind Agreements”), pursuant to which each of TPG and the Quandt Family Entities became irrevocably bound to contribute to Gemalto all of the Gemplus shares that each held, i.e., respectively, 159,305,600 and 115,508,200 shares representing respectively as of the date of this note d’information approximately 25.17%

and 18.25% of the share capital and 25.20% and 18.27% of the voting rights of Gemplus, in the context of a share capital increase of Gemalto implemented by way of contribution in kind of such Gemplus shares (the “Contribution in Kind”).

The exchange ratio for the Contribution in Kind was provided for in the Contribution in Kind Agreements. It was fixed at 2 new Gemalto shares for every 25 existing Gemplus shares and takes into account the distribution of reserves made by Gemplus on the date of completion of the Contribution in Kind, i.e., June 2, 2006, in the amount of €0.26 per share and pursuant to which TPG and the Quandt Family Entities received respectively €41,419,456 and €30,032,132. (See the section “Distribution of reserves by Gemplus” below). This exchange ratio is equal to that provided in the Combination Agreement and proposed by Gemalto in the Offer (see Section 2.4.2.1 — “Terms of the Offer for the Gemplus shares”).

Following the Contribution in Kind, i.e., on June 2, 2006, TPG and the Quandt Family Entities respectively received, in consideration for the Gemplus shares contributed to Gemalto, 12,744,448 and 9,240,656 Gemalto shares representing respectively 20.37% and 14.77% of the share capital and 20.46% and 14.83% of voting rights of Gemalto2, which became the principal shareholder of Gemplus with a stake representing 43.44% of the capital and 43.49% of the voting rights in Gemplus3 (see Section 4.16.1 — “Distribution of capital stock and voting rights”).

The Gemalto capital increase in the total nominal amount of 21,985,104 euros through the issue of 21,985,104 shares with a par value of one euro each was authorized by the Board of Directors at a meeting on December 6, 2005, subject to certain conditions precedent stipulated in the Combination Agreement, in accordance with a delegation of powers granted to the Board of Directors by the Shareholders’ Meeting of March 18, 2004.

Pursuant to applicable Dutch law, an accounting firm was appointed to issue a report in the context of the Contribution in Kind. The conclusion of the report, issued on January 27, 2006 by the appointed accounting firm Kalverboer B.V., was as follows:

“In our opinion, as of January 27, 2006, the value of the contribution envisioned, determined through the application of evaluation methods generally accepted in the Netherlands, which are discussed in the description [provided by the Gemalto Board of Directors on the Contribution in Kind], is at least equal to the payment obligation of Gemalto, i.e. an amount of €21,985,104. No share premium was included in this amount.”

The Gemalto Shareholders’ Meeting, held on January 31, 2006, approved the Combination and the other decisions relating thereto subject to its authorization by a “yes” vote of more than 99.9% of the votes cast.

Under the authority of the Board of Directors and the approval of the Combination by the Shareholders’ Meeting of January 31, 2006, the issue of the 21,985,104 shares of Gemalto stock to TPG and the Quandt Family Entities was completed on the date of execution of the Contribution in Kind, i.e., June 2, 2006, through private agreements signed by the Chief Executive Officer and the relevant entities of TPG and the Quandt Family Entities.

Following the approval by the Dutch financial market authorities (the Autoriteit Financiële Markten) of the Contribution in Kind Listing Prospectus on June 30, 2006, an application for admission to trading on the Eurolist of Euronext Paris S.A. was submitted to Euronext Paris S.A. on July 3, 2006. At the request of Gemalto, the Autoriteit Financiële Markten duly notified the AMF of the aforementioned prospectus which it approved, certifying that this note d’information has been established in accordance with Directive 2003/71/EC of November 4, 2003.

In a letter dated June 4, 2006 sent to the Autoriteit Financiële Markten and to Gemalto, TPG Advisors III Inc. declared that it had exceeded the legal declaration thresholds of 10% of the capital and voting rights in Gemalto and held as of that date in interest equal to 17.32% of the capital and voting rights in Gemalto. Gemalto notified the AMF that TPG had exceeded the aforementioned legal thresholds, which published a notice on June 23, 2006 under Number 206C1236.

2 The difference between the holding percentages of the capital of Gemalto and the holding percentages of the voting rights in Gemalto results from the fact that Gemalto may not exercise the voting rights on Gemalto treasury shares.
3 The difference between the holding percentages of the capital of Gemplus and the holding percentages of the voting rights in Gemplus results from the fact that Gemplus may not exercise the voting rights on Gemplus treasury shares.

In a letter dated June 2, 2006 sent to Autoriteit Financiële Markten and to Gemalto, Mr. Stefan Quandt declared that he had exceeded the legal thresholds of 5% of the capital and voting rights of Gemalto and held as of that date an interest equal to 5.95% of the capital and voting rights in Gemalto. Gemalto notified the AMF that the Quandt Family Entities had exceeded the aforementioned statutory thresholds, which published a notice on June 23, 2006 under Number 206C1236.

TPG and the Quandt Family Entities agreed under the terms of the Combination Agreement to retain the Gemalto shares which they received in consideration for the Contribution in Kind for a period of 90 calendar days from the date of execution of the Contribution in Kind, i.e., through August 31, 2006, inclusive. As of the expiration of said period of 90 calendar days, i.e., as of September 1, 2006, TPG and the Quandt Family Entities will be free to dispose of the shares of Gemalto stock which they hold without any restrictions other than those resulting from the regulations applicable to them, and they will be able to ask Gemalto to undertake reasonable commercial actions which may, in compliance with the legislation and regulations in force, promote or facilitate the sale of their Gemalto shares, provided that TPG and the Quandt Family Entities pay all costs incurred for this purpose by Gemalto and provided that Gemalto is not required to register its shares under the laws of the United States of America or any other procedure with an equivalent effect under the law of another State.

It should be noted that TPG and the Quandt Family Entities do not, and do not intend to, act in concert with respect to Gemalto, within the meaning of article L. 233-10 of the French Commercial Code.

The Offer, which was jointly prepared by the executive management teams of Gemalto and Gemplus, committed towards its success, will occur in furtherance of the purposes of the Contribution in Kind, in order to allow the current shareholders of Gemplus to participate in the realization of the Combination and to contribute to its success by becoming shareholders of Gemalto under financial conditions strictly identical to those offered to TPG and the Quandt Family Entities.

Distribution of reserves by Gemplus

Concomitantly with the completion of the Contribution in Kind, Gemplus distributed to TPG and the Quandt Family Entities, as well as to all the shareholders who were entitled at the end of the day, on June 2, 2006, a portion of its distributable reserves in the amount of €0.26 per existing share, i.e., a total amount of €164,285,425.98 calculated on the basis of an issued capital represented by 631,867,023 Gemplus shares (excluding treasury shares) on the date of such distribution of reserves.

The distribution by Gemplus of a portion of these reserves, as described above, was one of the conditions precedent to the Combination stipulated in the Combination Agreement and was approved by the Gemplus Shareholders’ Meeting held on February 28, 2006 (see above).

The exchange ratio of 2 new Gemalto shares for 25 existing Gemplus shares established in the Contribution in Kind and proposed to Gemplus’ shareholders in the Offer takes into account the distribution of reserves made by Gemplus to the benefit of its shareholders. The analysis of the assessment criteria of the exchange ratio stipulated in the Offer therefore integrates the distribution by Gemplus of a portion of its distributable reserves. (See Section 2.5 — “Elements used to assess the exchange ratio”).

2.1.2.	Industrial interest and rationale of the Combination

The field of microprocessor cards is characterized by almost constant innovation in a highly competitive environment consisting of the existing participants in the industry, certain providers or clients pursuing vertical integration strategies or new entrants drawn by the attractive potential growth of this industry, which is notably due to the use of chip cards in new applications of digital security. This sector is thus subject to a rapid pace of technological changes fed by a dynamic innovation in a worldwide economy where it is necessary to promote its products rapidly and globally.

In this environment, Gemalto and Gemplus share a common culture of innovation and internationalization, due to their respective histories and roles in the creation and development of a world market for microprocessor cards. In an industry fragmented and having matured, ready for consolidation, Gemalto and Gemplus have decided to take the initiative and to select each other as best partners for leveraging the industry growth that they both see ahead.

The new Gemalto group resulting from the Combination will create a world-class leader in the field of digital security, with pro forma revenues in 2005 of approximately €1.7 billion (USD 2.2 billion) (see Section 2.10.1 — “Impact of the Offer on the accounting and financial results of Gemalto and on its consolidated financial statements”) and a stronger market capitalization approximating €2.2 billion (USD 2.8 billion, based on the average Gemalto share price for the thirty days ended May 31, 2006 and the euro/USD exchange rate as of May 31, 2006).

Gemalto believes that the new Gemalto group that will result from the Combination will be in a better position to serve its broader client base due to an enhanced geographic presence and product range. Gemalto and Gemplus believe their respective client bases to be complementary with a limited overlap in the telecommunication field and a very limited overlap in the fields of financial services, identity and security. This overlap would amount to approximately 5% of revenue, which represents approximately €100 million of revenue; i.e. approximately €33 million on the margin or the equivalent of €0.03 per microprocessor card, an impact which was taken into account in the estimates of net synergies (see Section 2.1.3. — “Financial benefits expected from the Combination”).

The geographical presence of the new group will be more homogeneous. Gemalto has a larger presence in Eastern Europe, the Middle East, Africa, China and Southern Asia, whereas Gemplus is more focused in Western Europe and Northern Asia. The new Gemalto group combined will be present in a higher number of countries with 32 personalization sites, 21 production sites, 9 research and development sites and more than 120 offices. The group will employ 11,000 persons including 4,000 managers and 1,500 research and development engineers.

Breakdown of 2005 combined pro forma revenues(1)

By product line:

	Gemalto	Gemplus	Pro Forma
€m	2005	2005	2005	% Total

Breakdown by product line
Mobile telecommunications	478.3	600.4	1,078.7	62.3%
Financial services	160.2	202.9	363.1	21.0%
Identity and security	63.8	81.5	145.3	8.4%
Prepaid telecom cards	31.3	54.1	85.4	4.9%
Payment terminals	60.3	0.0	60.3	3.5%
Total	793.9	938.9	1,732.8	100%

By region:

	Gemalto	Gemplus	Pro Forma
€m	2005	2005	2005	% Total

Geographic breakdown
EMOA(2)	433.6	491.0	924.6	53.4%
Asia	165.4	172.7	338.1	19.5%
Americas	194.9	275.2	470.1	27.1%
Total	793.9	938.9	1,732.8	100%

(1)	Breakdown on the basis of 2005 annual revenues and an average €/$ exchange rate of 1.25 over the year (source: 2005 Gemalto annual report).

(2)	Europe-Middle East-Africa.

In a highly competitive environment, the Combination will enable the new Gemalto group, through the realization of economies of scale, to, on the one hand, maintain and increase the companies’ existing markets’ profitability and on the other hand to develop research and development means as well as the group’s commercial actions to accelerate the development of new applications and new markets.

The Combination is part of a clear and concerted industrial project based on a strong and profitable growth dynamic. It is expected to create value due, notably, to:

•	the creation of an operating performing structure with a critical size enabling it to maintain or increase its profitability and to seize important external growth opportunities related to the development of its principal markets and to the emergence of new markets as well as those created by new applications for its technologies;

•	the exchange of know-how and pooling of skills in research and development as well as sales and marketing, the harmonization of the two companies’ best practices, which are expected to enable the rapid development of new applications and improve the services to the clients;

•	the creation and promotion of new applications aimed at the two companies’ larger and complementary client base;

•	the effective implementation of a stronger executive management team with a balanced composition (see Section 2.1.5 — “Organization and operation of the new Gemalto group”), which is expected to facilitate the integration of the two existing groups into the new combined entity resulting from the Combination; and

•	the anticipated rapid implementation of consecutive cost reductions related to the operational implementation of the Combination (see Section 2.1.3 — “Financial benefits expected from the Combination).”

The new Gemalto group has an ambitious objective looking towards 2009 of an average increase of its revenue of approximately 10% on an average annual basis over this period, taking into account the initial overlap between the customer bases of Gemalto and Gemplus discussed above. Gemalto also has the objective, before the impact of the estimated synergies in the context of the Combination, of realizing an operating profit of approximately 10% in 2009.

The Combination is part of a project aiming at developing the future technologies of the securitization of digital exchanges.

2.1.3.	Financial benefits expected from the Combination

Anticipated synergies

It is anticipated by the executive management of Gemalto and Gemplus that the new Gemalto group will be able to implement some synergies as early as the first year following the completion of the Combination in order to realize net annual synergies of approximately €85 million (approximately USD 100 million) during the third year following the Combination on a fully phased basis. The executive management of the two companies therefore reconfirms the anticipated amount released with the announcement of the Combination on December 7, 2005, after careful review and confirmation by outside consultants having worked independently and under confidentiality undertakings. Such synergies represent approximately 70% of Gemalto’s 2005 combined pro forma operating income and take account of the estimated overlap between the respective customer base of Gemalto and Gemplus; which overlap would amount to approximately 5% of revenue of the new Gemalto group, as discussed in Section 2.1.2. — “Industrial interest and rationale of the Combination”. These synergies also take into account the reductions in sales price that would be given by Gemalto to its customers in the context of the Combination, in particular in the mobile telephone market, to the extent that the competitive environment or other general trends in certain activities of Gemalto would require such developments.

A substantial part of these synergies is expected to accrue from:

•	volume effects on purchases;

•	productivity gains resulting from the exchange of best practices and the harmonization of the manufacturing processes between the two companies; and

•	manufacturing optimization on a worldwide scale, by better exploiting the available capacities and clients’ proximity.

The operating costs are also expected to be reduced due to the optimized use of the support structures of the two companies, in particular in the administrative sector, upon completion of the integration of the new group.

The anticipated implementation costs of these synergies, estimated to total €43 million (approximately USD 50 million) mainly relate to the integration of the industrial, research and development, sales and marketing, and administrative support structures, the harmonization of the information systems, the grouping of sites and the depreciation of certain redundant assets.

In the event the actual growth or margin levels were to be lower than anticipated by Gemalto and Gemplus, either temporary or more long-term, or if the competitive position of the entity resulting from the Combination was to be less favorable than expected, the Gemalto group will be in a better position to face such an unfavorable environment than Gemalto or Gemplus would have been individually, stemming from a larger size and additional resources. The industrial rationale of the Combination and its benefits for Gemalto and Gemplus’ shareholders would therefore not be negated in such case. Studies undertaken by Gemalto and Gemplus’ teams with the help of outside consultants show that the potential of estimated net aggregate synergies (of an annual amount of approximately €85 million or approximately USD 100 million) on a fully phased basis can be achieved in a less favorable market environment, notably due to additional productivity gains. The implementation costs could, however, vary in such context.

As indicated upon the announcement of the Combination, the new executive management team and the management intend to rapidly implement the Combination and to integrate the sales and marketing, research and development, and production services of Gemalto and Gemplus on a global basis. One of Gemalto’s highest priorities will be to complete the integration of Gemalto and Gemplus while preserving each group’s strong points in terms of culture, management and functioning in implementing the expected synergies.

In order to be able to operate as a unified group immediately following the completion of the Contribution in Kind, Gemalto and Gemplus have been working, since the announcement of the Combination, in various working groups, as part of a detailed program of structured integration. Specific meetings and procedures were created in order to monitor the integration, including a Steering Committee (Comité de pilotage) whose members include Alex Mandl, Executive Chairman, Olivier Piou, Chief Executive Officer, Charles Desmartis, Chief Financial Officer, Frans Spaargaren, Chief Administrative Officer, Claude Dahan, Sales Director, Philippe Vallée, Director of the Telecommunications and Research and Development division, Philippe Cabanettes, Human Resources Director and Jean-Pierre Charlet, General Counsel and Company Secretary (See the paragraph “Gemalto Management” under Section 2.1.5 — “Organization and operation of the new Gemalto group”). The purpose of this Committee is to monitor the progress of the integration work, to give its orientation, define priorities and allocate funds and resources.

This Committee, supported by the Bureau of the integration program managed by Frans Spaargaren, will supervise the implementation of the workshops related to production, purchases, product offerings, sales, planning and strategy, as well as central and support functions.

In addition, the designation and internal publication relating to the first and second levels of Gemalto’s management, concerning 150 managers from Gemalto and Gemplus, were released in December 2005 and May 2006. The composition of the third level of management (i.e., 500 managers) was announced on June 12, 2006.

The new Gemalto group is able to operate under a single brand (Gemalto) and has a unified sales force and commercial strategy. The purchasing segment was also combined, which will allow rapid benefit from economies of scales on the cost of raw materials. The complete integration of operations and support functions should be achieved by the end of the third quarter of 2006.

Financial resources

Following the Combination, Gemalto’s financial resources will be significantly higher than those of Gemalto and Gemplus considered separately. After taking into consideration the distribution of €164.3 million by Gemplus to its shareholders prior to the transaction, the pro forma net cash amount on December 31, 2005, totals €429.6 million. The new Gemalto group should therefore benefit from a very strong financial situation and flexibility to use this available cash.

2.1.4.	Gemalto’s strategy

The strategy of the new Gemalto entity resulting from the Combination will be based on the following principles:

•	the development and commercialization of high-end products (multimedia cards, mobile television, control of the use of digital components, etc.);

•	the acceleration of SIM, USIM and RUIM based solutions as well as banking chip cards;

•	the implementation of partnerships and client-specific solutions;

•	the strengthening of client-dedicated research and development to achieve innovation and customized solutions for clients;

•	the development of new markets in areas such as identity in the digital world, aimed at private clients and governmental agencies, depending on growth opportunities and with the combined research and development and sales and marketing efforts;

•	the improvement of industrial proceedings;

•	a stronger efficiency in relations with suppliers; and

•	the constant search for efficiency and technological, industrial, commercial and financial synergies inside the new group.

Gemalto expects to be able to extend its product offerings and improve its quality for its clients and to redefine what it and the industry may propose in terms of products and secured platforms, to accelerate the development and promotion of standards for new applications of its technologies and, more generally, to accelerate the release of new products and improve its manufacturing capacities.

2.1.5.	Organization and operation of the new Gemalto group

The implementation of the Combination is part of the new Gemalto group’s strategy explained above, and includes the redefinition of the organization and operation of the new entity.

Boards of Directors of Gemalto and Gemplus

On the date of completion of the Contribution in Kind, i.e., on June 2, 2006, the composition of Gemalto’s Board of Directors was modified to reflect the effective implementation of the Combination as provided in the Combination Agreement.

The new board members appointed by the General Meeting of shareholders held on January 31, 2006, effectively started their duties as board members at the meeting of the Board of Directors held on June 2, 2006. During this board meeting, Alex Mandl, newly appointed as Director, was effectively appointed as Executive Chairman for a period of 18 months from the date of completion of the Contribution in Kind, i.e., until December 2, 2007, and Olivier Piou retained the position of Chief Executive Officer until the end of his term of office as Director.

On the date of this note d’information, Gemalto’s Board of Directors is composed of the following 10 members:

•	Alex Mandl, Director and former Chief Executive Officer of Gemplus, Executive Chairman until December 2, 2007, and Director until the end of his term of office in 2008;

•	Olivier Piou, Director and Chief Executive Officer until the end of his term of office as Director in 2008;

•	David Bonderman, former Director of Gemplus, non-executive, non-independent Director appointed upon the proposal of TPG until the end of his term of office in 2009;

•	Geoffrey Fink, former Director of Gemplus, non-executive, non-independent Director appointed upon the proposal of TPG until the end of his term of office in 2008;

•	Johannes Fritz, former Director of Gemplus, non-executive, non-independent Director appointed upon the proposal of the Quandt Family Entities until the end of his term of office in 2009;

•	Kent Atkinson, non-executive independent Director until the end of his term of office in 2009;

•	John de Wit, non-executive independent Director until the end of his term of office in 2008;

•	John Ormerod, former Director of Gemplus, non-executive independent Director until the end of his term of office in 2009;

•	Michel Soublin, non-executive independent Director until the end of his term of office in 2007; and

•	Arthur van der Poel, non-executive independent Director until the end of his term of office in 2008.

The Directors were elected for different terms to prevent all terms from expiring at the same time.

At the expiration of the above-mentioned period of 18 months; i.e., on December 2, 2007, Alex Mandl will no longer serve as Executive Chairman and will remain Director until the end of his initial term of office. The Board of Directors will appoint a non-executive Chairman chosen among the non-executive independent Directors.

It should be noted that, as agreed in the Combination Agreement, an eleventh, independent, Director will be appointed by a future General Meeting of shareholders upon proposal submitted by the Board of Directors. Gemalto’s Board of Directors will therefore be composed of eleven members, including six non-executive independent Directors.

Any resolution of the Gemalto Board of Directors must be adopted by an absolute majority of the members present or represented who may vote. Each Director has one vote. In the event of a tie vote, either the Executive Chairman or the Chief Executive Officer may cast the deciding vote.

Like Gemalto’s Board of Directors, Gemplus’ Board of Directors, which held a meeting on June 2, 2006, was renewed pursuant to the stipulation of the Combination Agreement, and as decided by Gemplus’ General Meeting of shareholders held on February 28, 2006.

On the date of this note d’information, the Gemplus Board of Directors is composed of the following five members:

•	Alex Mandl, Director and Executive Chairman of Gemalto, director of Gemplus until the General Meeting of Gemplus shareholders approving the annual accounts for the financial year ending December 31, 2008;

•	Olivier Piou, Director and Chief Executive Officer of Gemalto, director of Gemplus until the General Meeting of Gemplus shareholders approving the annual accounts for the financial year ending December 31, 2008;

•	Daniel Le Gal, director of Gemplus until the General Meeting of Gemplus shareholders approving the annual accounts for the financial year ending December 31, 2008;

•	Werner Koepf, director of Gemplus until the General Meeting of Gemplus shareholders approving the annual accounts for the financial year ending December 31, 2008; and

•	Michel Soublin, director of Gemalto, director of Gemplus until the General Meeting of Gemplus shareholders approving the annual accounts for the financial year ending December 31, 2008.

Each Director of Gemplus is appointed for a term of three years, which may be renewed.

Any resolution of the Gemplus Board of Directors must be adopted by an absolute majority of voting Directors present or represented. Each Director has one vote.

The Gemplus Board of Directors appointed Frans Spaargaren as non-director Chief Executive Officer at its meeting on June 2, 2006.

Separation of duties between the Executive Chairman and the Chief Executive Officer of Gemalto

According to Gemalto’s bylaws, which were modified pursuant to the Combination Agreement, the day-to-day business of Gemalto will be conducted by the Chief Executive Officer. Except in the case of a conflict of interests, decisions made by the Chief Executive Officer do not require the approval or consent of the Board of Directors or the Executive Chairman.

The Executive Chairman and the Chief Executive Officer together prepare all matters which require a resolution of the Board of Directors and may furthermore be entrusted with additional powers and responsibilities by the Board of Directors, subject always to the overall responsibility of the Board of Directors.

In addition, for a period of 18 months from the date of appointment of the Executive Chairman (i.e., until December 2, 2007), an Office of the Chairman (Bureau du Président) has been formed by the Executive Chairman and the Chief Executive Officer to deal with the following matters:

A. Sharing of the following responsibilities:

1. monitoring the 30 top managers in the hierarchy;

2. strategy;

3. mergers and acquisitions;

4. budget;

5. integration;

6. representation and relations with:

•	investors;

•	major clients (key customers);

•	governments, administrative authorities, and partners;

7. decision-making procedure for the first management line, reporting to the Chief Executive Officer, a procedure that has been defined based on the following principles:

•	joint choice by the Executive Chairman and the Chief Executive Officer of the person most suited to the position;

•	procedures for interviews and joint decisions for persons not known to the Executive Chairman and the Chief Executive Officer.

B. The Chief Financial Officer, the Vice Presidents for Human Resources, Strategy, Mergers-Acquisitions and Integration attend the meetings of the Office of the Chairman, which are held every four to six weeks, to discuss and decide on issues related to the matters enumerated in points 1-7 above.

The Executive Chairman and the Chief Executive Officer together make the decisions concerning points 1 to 7 above.

The Executive Chairman is not vested with management powers for Gemalto and does not make operational decisions on current business. No person reports directly to him other than the Chief Executive Officer.

Committees of the Board of Directors of Gemalto

On the date of execution of the Contribution in Kind, i.e., June 2, 2006, the composition of all the Committees assisting the Board of Directors has been renewed, including the composition of the Audit Committee, the Compensation Committee, the Nomination and Governance Committee and the newly created committee, the Strategy and M&A Committee.

These committees reflect the new composition of the Board of Directors of Gemalto. All the members of these Committees will be chosen among the members of the Board of Directors.

The mission of each Committee is to prepare, within its area of authority, the deliberations of the Board and to submit recommendations to the Board.

The Board of Directors remains responsible for its decisions, even when they have been prepared by one of the aforementioned Committees.

Each Committee has the authority to use the services of legal, accounting or other consultants at Gemalto’s expense.

The composition of the Committees described below is the existing composition on the date of this note d’information.

Members of the Audit Committee:

•	John Ormerod, Chairman;

•	Kent Atkinson;

•	Johannes Fritz;

•	Michel Soublin.

Members of the Compensation Committee:

•	Arthur van der Poel, Chairman;

•	Geoffrey Fink;

•	John de Wit;

•	John Ormerod.

Members of the Nomination and Governance Committee:

•	John de Wit, Chairman;

•	David Bonderman;

•	Arthur van der Poel.[4]

Members of the Strategy and M&A Committee:

•	Johannes Fritz, Chairman;

•	Ken Atkinson;

•	Geoffrey Fink;

•	Michel Soublin.

For more information on the operating rules of these Committees, see Part II, Section 16.4 — “The Committees” in the Contribution in Kind Listing Prospectus.

Gemalto Management

A new organization of the management will be implemented at the level of Gemalto as soon as practicable following completion of the Contribution in Kind. Such organization shall reflect as closely as possible the principle of a Combination based on a “merger of equals” at the operational level.

This new organization of the management shall also aim, with a rapid integration of the existing teams, at providing Gemalto’s clients with a structure capable of meeting the increasing diversity of their needs in an efficient and reactive manner.

Gemalto is now organized into six regions, each led by an Area President, and in three Worldwide Product Development Groups, assisted by the Delivery, Coordination and Support Groups which cover the management of Production, Sales, Major Accounts, Strategy, Acquisitions, Human Resources, and the Administrative, Financial and Legal Departments; each of these groups is managed by an Executive Vice President.

Pursuant to the Combination Agreement, the positions of Senior Executive Officers have been assigned as follows:

•	Alex Mandl: Executive Chairman;

•	Olivier Piou: Chief Executive Officer;

•	Ernest Berger: President — North America;

•	Eric Claudel: President — Latin America;

•	Jacques Seneca: President — Europe;

•	Xavier Chanay: President — CIS, Middle-East, Africa;

•	Teck Lee Tan: President — North Asia;

•	Martin McCourt: President — South Asia;

•	Philippe Vallée: Executive Vice President — Telecommunication Product and Services and R&D;

•	Philippe Cambriel: Executive Vice President — Banking and Security;

•	Tommi Nordberg: Executive Vice President — Identity and Government;

•	Claude Dahan: Executive Vice President — Sales Coordination;

•	Michel Canitrot: Executive Vice President — Very Large Accounts;

•	Paul Beverly: Executive Vice President — Marketing and Communication;

4 Arthur van der Poel is expected to be replaced by the eleventh director after this person is elected.

•	Emmanuel Unguran: Executive Vice President — Production Coordination;

•	Frans Spaargaren: Executive Vice President — Chief Administrative Officer, responsible for the integration program, purchasing, the logistics chain and information systems;

•	Charles Desmartis: Executive Vice President — Chief Financial Officer;

•	Jean-François Schreiber: Executive Vice President — Strategy & Ventures;

•	Christophe Pagezy: Executive Vice President — Mergers & Acquisitions;

•	Philippe Cabanettes: Executive Vice President — Human Resources;

•	Jean-Pierre Charlet: Executive Vice President — General Counsel & Company Secretary;

The Area Presidents report directly to Olivier Piou, Chief Executive Officer, and indirectly to Claude Dahan, Executive Vice President Sales Coordination.

The Executive Chairman and the Chief Executive Officer have established and supervise an integration steering team, composed of the following Executive Vice Presidents:

•	Frans Spaargaren: Executive Vice President — Chief Administrative Officer;

•	Charles Desmartis: Executive Vice President — Chief Financial Officer;

•	Jean-François Schreiber: Executive Vice President — Strategy & Ventures;

•	Christophe Pagezy: Executive Vice President — Mergers & Acquisitions;

•	Philippe Cabanettes: Executive Vice President — Human Resources; and

•	Jean-Pierre Charlet: Executive Vice President — General Counsel & Company Secretary.

Gema
lto corporate offices

Gemalto and Gemplus will maintain their respective offices in Amsterdam and Luxembourg.

However, Gemalto and Gemplus reserve the option to consider the opportunity of combining the corporate offices of the two companies, primarily based on decisions that may be necessary to implement the Combination and decisions that may be made by the two companies concerning the future legal organization of the new group.

Legal organization of the new group

Under the terms of the Combination Agreement, Gemalto and Gemplus will be able to remain two distinct legal entities, without prejudice to the execution of decisions and the completion of the operations related to the Combination.

However, Gemalto and Gemplus are not excluding the possibility of reviewing the conditions under which they may eventually propose a merger of Gemalto and Gemplus to their respective shareholders.

2.1.6.  Employment strategies

As from the joint publication released by Gemalto and Gemplus on December 7, 2005, announcing the Combination, Gemalto and Gemplus have met with their respective workers’ representative bodies to inform them of the terms and conditions of the Combination. Such workers’ representative bodies have been informed of the development of the Combination on a monthly basis.

As explained to the workers during these meetings, the Combination is part of a growth and development rationale of the two groups’ activities. Employees will have a central position in this project.

With its 32 personalization sites, 21 production sites, 9 research and development centers and more than 120 offices of sales and marketing, the new Gemalto group intends to offer its employees a dynamic work environment with opportunities of carrier development.

The manufacturing force’s capacities will enable the new Gemalto group to meet the strong increase in market volumes in all geographic zones by fully using the existing production capacities with a potential specialization of certain sites. The 11,000 employees of Gemalto, including 4,000 managers and 1,500 research and development engineers, will be a determinative asset to succeed in a highly innovative and competitive environment.

The companies expect the Combination will permit the release of new investment capacities to develop new technologies for new markets. This project is a growth plan towards the future. The new group’s activity requires all employees’ implication and motivation. The growing perspective will require more expertise and talent.

The integration strategy contemplated as part of the Combination’s implementation was established jointly by the management teams of the two groups. The appropriate procedures of information or consultation, as the case may be, of the workers’ representative bodies, will be made in accordance with the legal requirements of each country involved.

In the context of the Combination, a plan of consolidation of the Issy-Les-Moulineaux site with the new site situated in the neighboring town of Meudon and the eventual closing of the Issy-Les-Moulineaux site is in the process of being formulated. The employee representatives in France of Gemalto and Gemplus have been informed of this plan and will be regularly consulted with the aim of finalizing the plan.

Gemalto desires to maintain the existing key elements of the research and development activity as well as a major operational center for the new group in the South of France.

2.1.7.  Outlook for a change in the dividend policy

The dividend distribution policy of Gemalto is determined by the Board of Directors and takes into account the company’s results and financial situation, its capital needs, its return on capital, the current and future profitability of Gemalto and the dividend distribution policy of the listed French and foreign companies in the industry. The distribution of dividends by Gemalto remains subject to the adoption of the accounts by the shareholders and the existence of distributable reserves. Gemalto has not distributed dividends in 2005 for the financial year ended December 31, 2004 and will not distribute dividends in 2006 for the financial year ended December 31, 2005.

It is currently planned that Gemalto will maintain this policy on dividend distribution. Nevertheless, Gemalto does not exclude the possibility of reviewing this policy anew in light on the company’s new status on financial markets. Gemalto’s new dimension could facilitate the company’s access to capital markets and thus reduce its reserve needs for the financing of the activities and growth of a highly technological company such as Gemalto.

The Gemalto shares to be created following the Offer in consideration for the Gemplus tendered shares will give right to any dividend distribution made in 2007 in connection with the current financial year (see Section 2.4.13 — “Number and origin of the Gemalto shares to be tendered in the Offer”).

As regards Gemplus, it is the responsibility of the Gemplus Board of Directors to determine the Gemplus distribution of dividends policy. It should be noted that Gemplus has not distributed any dividends since its incorporation and has in the past decided to allocate its available funds to the financing of its activities and growth.

2.1.8.  Implementation of a Gemalto share buyback program

Gemalto’s Board of Directors has been authorized by the company’s General Meeting of shareholders held on May 19, 2006 to implement a share buy-back program enabling it to proceed with the acquisition of Gemalto shares representing a maximum of 10% of the company’s outstanding share capital. The authorization granted to the Board of Directors by the General Meeting of shareholders of May 19, 2006 is valid for 18 months, i.e., until November 19, 2007. The Board of Directors has granted a delegation of power to Gemalto’s Chief Executive Officer to implement a share buy-back program. Gemalto’s Board of Directors can therefore decide, when it deems it advisable, to implement a new share buy-back program to be substituted for the existing program described in Part II, Section 21.1.3 — “Number, book value and face value of shares in the Issuer held by or on behalf of the Issuer itself or by subsidiaries of the Issuer” in the Contribution in Kind Listing Prospectus. When the Combination was publicly announced on December 7, 2005, it was indicated that Gemalto intended to implement a new share buy-back program following the end of the Offer, allowing it to acquire up to 10% of its outstanding share capital.

2.1.9.  Expenses for the Combination

The total amount of the costs, fees and expenses incurred by Gemalto to perform all operations related to the Combination and primarily the Contribution in Kind and the Offer, including the costs and fees of its financial advisors, auditors, attorneys and others, and the costs, fees and expenses related to communications, publicity or other costs related to the Combination and, more specifically the Offer, is estimated at approximately 26.5 million euros. This amount will be essentially financed by Gemalto’s cash assets.

2.2.	Agreements that may have a material impact on the outcome of the Offer

2.2.1.	Agreements to which Gemalto, Gemplus, TPG and the Quandt Family Entities are parties

With the exception of the Combination Agreement and the Contribution in Kind Agreements described in Section 2.1.1 — “Context of the Offer”, Gemalto, Gemplus, TPG and the Quandt Family Entities are not parties, together or separately, to any agreement that might have a material impact on the assessment of the Offer or its outcome.

2.2.2.	Agreements of which Gemalto and Gemplus are aware

Gemalto and Gemplus are not aware of any agreements other than those indicated in Section 2.2.1 above, which could have a material impact on the assessment of the Offer or its outcome.

2.3.	Gemplus securities already held by Gemalto

On June 2, 2006, the date of completion of the Contribution in Kind, Gemalto became the principal Gemplus shareholder by acquiring 274,813,800 shares from TPG and the Quandt Family Entities representing as of the date of this note d’information approximately 43.42% of the capital and 43.47% of the voting rights of Gemplus, in the execution of the agreements provided for by the Combination Agreement and the Contribution in Kind Agreements as described in Section 2.1.1 — “Context of the Offer”.

In a letter dated June 7, 2006, sent to the Luxembourg financial markets authority, the Financial Sector Supervision Commission and to Gemplus, Gemalto declared that it had exceeded the legal thresholds of one third of the voting rights in Gemplus and held at that date an interest equal to 43.47% of the voting rights in Gemplus. Gemplus notified the AMF that Gemalto had exceeded the legal thresholds defined above and the AMF published a notice on June 23, 2006 under Number 206C1237.

Gemalto does not hold, directly or indirectly, any other share of Gemplus stock or any other security giving rights to the capital or voting rights of Gemplus and is not in a position to hold any at its sole initiative.

2.4.	Features of the Offer

2.4.1.	Securities included in the Offer

The Offer is made on all of the Gemplus shares that are not held by Gemalto as of the date of completion of the Contribution in Kind, and on one Gemplus warrant, i.e.,:

•	all shares issued to date that are not held by Gemalto, i.e., 357,320,561 shares which exclude 760,506 treasury shares;

•	all the shares that might be issued pursuant to the exercise of Gemplus stock options during the Offer period and that may be tendered to the Offer before the end of the Offer period, i.e., a maximum of 67,840,467 shares;

•	all the shares that may be issued in exchange of shares of Gemplus S.A., French subsidiary of Gemplus, including the shares resulting from the exercise of Gemplus S.A. stock options, during the Offer period and that would be tendered before the end of the Offer period, i.e., a maximum of 7,944,900 shares;

•	the warrant issued by Gemplus on January 7, 2000 and allocated to the recruiting company Heidrick & Struggles, or, should such warrant be exercised during the Offer period, a maximum of 2,561,973 Gemplus shares that might be issued pursuant to the exercise of such warrant during the Offer period and that would be tendered before the end of the Offer period. It should be noted that the warrant cannot be negotiated on a free or regulated stock market and can therefore only be held in registered form by its holder, which cannot transfer it to any third party except in the context of the Offer.

The Gemplus shares are all the same class and have no par value. A description of these shares is provided in Section 4.19.1 — “Capital stock”. With the exception of the distribution of reserves made simultaneously with the execution of the Contribution in Kind on June 2, 2006, described in Section 2.1.1 — “Context of the Offer”, Gemplus has not distributed dividends for the year ended December 31, 2005, and does not intend to make another distribution during the current year.

2.4.2.	Terms of the Offer for the Gemplus shares and the Gemplus warrant

2.4.2.1.	Terms of the Offer for the Gemplus shares

Gemalto is offering Gemplus’ shareholders to exchange their Gemplus shares with a ratio of 2 Gemalto new shares to be issued for 25 Gemplus tendered shares.

The exchange ratio of the Offer takes into account the distribution by Gemplus to all its shareholders, prior to completion of the Contribution in Kind, of a portion of its available reserves in the amount of € 0.26 per existing share (see Section 2.1.1. — “Context of the Offer”).

Fractional shares

No fractional shares may be issued by Gemalto. Therefore, Gemalto will not remit fractional shares to the Gemplus shareholders. The Gemplus shareholders who tender in the Offer a number of Gemplus shares that does not give them the right to a whole number of new Gemalto shares shall be considered to have expressly agreed to participate in the mechanism to sell new fractional Gemalto shares described below for the fractional shares to which they are entitled.

After the close of the Offer, an authorized intermediary appointed by Gemalto will set up a mechanism to sell fractional Gemalto shares on behalf of the Gemplus shareholders who tendered a number of Gemplus shares in the Offer that does not entitle them to receive a whole number of new Gemalto shares. The authorized intermediary so appointed will aggregate the new Gemalto fractional shares in order to obtain a whole number of new Gemalto shares, and will sell them on the Eurolist of Euronext Paris S.A. on behalf of the Gemplus shareholders participating in this mechanism, on dates still to be determined, but no later than 10 trading days after the settlement-delivery date of the Offer. The Gemplus shareholders who participate in this fractional sale mechanism will receive the net proceeds from these sales prorated on the basis of their participation in this mechanism. It is specified that Gemalto shall pay the brokerage fees, other fees and the trading taxes related to the implementation of this mechanism. However, under no circumstances, will interest be paid on the cash amount to be received by a Gemplus shareholder in consideration for a fractional Gemalto share, even in the event of late payment of this amount.

The Gemplus shareholders will bear the risk that the authorized intermediary charged with clearing this sale is not able to sell all or part of the new Gemalto fractional shares.

In the event the Offer is reopened (see Section 2.4.10 — “Re-opening of the Offer”), a new mechanism will be set up to sell the fractional Gemalto shares in order to handle the fractional shares generated during the period in which the Offer is reopened.

2.4.2.2.	Terms of the Offer for the Gemplus warrant

Gemalto is offering to the holder of the Gemplus warrant to exchange its Gemplus warrant against delivery of a Gemalto warrant presenting the same financial characteristics and giving right to subscribe to a number of Gemalto shares equal to the number of Gemplus shares to which such Gemplus warrant gives right, divided by the Offer’s exchange ratio (rounded down to the next lowest whole number).

It should be noted that the Gemplus warrant is not listed for trading on a regulated market and the Gemalto warrant will not be traded on a free or regulated market and will, therefore, be held only in registered form by the holder.

The main features of the Gemalto warrant are summarized in the table below:

Number of warrants issued	1
Number of Gemalto shares to be issued upon exercise of the warrant	The warrant gives right, when it is exercised, to the subscription of a maximum of 204,957 Gemalto shares
Exercise price	€29,225 per Gemalto share
Exercise period	Until December 6, 2007
Restrictions	The warrant is non-transferable

In the event the conditions for exercising the warrant are met before the close of the Offer, the warrant holder may tender in the Offer the Gemplus shares issued on the exercise of the warrant, provided that the holder has exercised the warrant no later than the final day of the Offer.

If not, Gemalto will offer the Gemplus warrant holder who has remitted an order to tender in the Offer, at any time during the Offer period, a Gemalto warrant giving the right, subject to the conditions attached to the exercise of the Gemplus warrant stipulated in the table above being met and to the effective exercise of the Gemplus warrant, to 204,957 new shares of Gemalto stock. The Gemalto warrant will not be freely negotiable.

2.4.3.	Gemplus stock options

Holders of Gemplus stock options (as well as the beneficiaries of stock options issued by Gemplus S.A., a French subsidiary of Gemplus) who desire to tender the Gemplus shares to which such stock options give right (for the beneficiaries of Gemplus S.A. stock options, following the tender of Gemplus S.A. shares issued upon exercise of such options to Gemplus), will be required to exercise their options sufficiently in advance so as to be able to tender the shares received upon such exercise at the latest on the last day of the Offer, or the re-opened Offer, as applicable.

In the case that the Holders of Gemplus stock options exercise their options before the end of the period of indisponsibilité fiscale and would wish to tender their Gemplus shares to the Offer at the end of that fiscal year, they would be required to hold the Gemplus shares thus obtained until the end of the period of indisponsibilité fiscale, which period would count from the grant date of the relevant Gemplus options.

Subsequent to the expiration of the Offer, and subject to the following not bearing any legal, tax or social adverse consequences for Gemalto or Gemplus, Gemalto will propose to the holders of Gemplus stock options who have not exercised their options during the Offer period, to either (i) exchange their Gemplus shares resulting from the exercise of such options for Gemalto new shares on the basis of the Offer’s exchange ratio, as adjusted to take into account any modification of the share capital of Gemalto or Gemplus, or (ii) to waive their options to subscribe to Gemplus shares (including the options to subscribe to shares of Gemplus S.A., French subsidiary of Gemplus) in consideration for the granting by Gemalto of options to subscribe for or buy Gemalto shares (x) giving right to a number of Gemalto shares equal to the number of Gemplus shares attached to the Gemplus stock options immediately prior to the filing of the Offer, divided by the Offer’s exchange ratio, as adjusted to take into account any modification of the Gemalto or Gemplus share capital, and rounded to the nearest integer, (y) at an exercise price per share, for each Gemalto stock option, equal to the exercise price per share of each Gemplus stock option multiplied by the Offer’s exchange ratio, as adjusted as indicated above and rounded to the nearest cent of euro, and (z) the duration and the other terms of which will be substantially similar to those of such Gemplus’ stock options. Each beneficiary would have the choice between these two possibilities, it being specified that these two possibilities do not have the same tax implications. It is therefore recommended to the beneficiaries of such Gemplus stock options to review their own situation with their tax advisor prior to choosing any of these two possibilities at the time such proposal is made.

Gemalto will determine the means of implementing the above-mentioned mechanism to be proposed to the holders of Gemplus stock options following the expiration of the Offer, notably after having reviewed the Gemplus stock options plans concerned.

The holders of shares of Gemplus S.A., a French subsidiary of Gemplus, including the holders of Gemplus S.A. stock options which have exercised options, which may currently be exchanged for Gemplus shares, and who desire to tender to the Offer the Gemplus shares to which such Gemplus S.A. shares give right, will be required to exchange such shares in compliance with the conditions specified to them, in order to be able to tender the Gemplus shares received at the latest on the last day of the Offer or, if applicable, of the re-opened Offer.

Subsequent to the expiration of the Offer, and subject to the following not having any adverse legal, tax, or labor consequence for Gemalto or Gemplus, Gemalto will offer to the holders of such Gemplus S.A. shares who have not exchanged their Gemplus S.A. shares sufficiently in advance so as to tender their Gemplus shares received before the expiration of the Offer or, the re-opened Offer, as the case may be, a mechanism to be determined similar to the above described mechanism proposed to the holders of Gemplus stock options.

2.4.4.	Offer procedure

The Offer is open from July 11, 2006 to August 14, 2006.

On the date of the opening of the Offer, Euronext Paris S.A. will publish a notice which will specify the timetable and the content of the Offer as well as the conditions of its completion.

2.4.4.1.	Procedure of the Offer with respect to the Gemplus shares

Gemplus shareholders who hold their shares through a financial intermediary and who wish to tender their shares to the Offer under the proposed conditions will be required to provide to their account holder financial intermediary (financial institution, investment company, etc.) a tender order that matches one of the models that will be provided to them by their intermediary, at the latest on the date of closing of the Offer.

Gemplus shareholders who hold their shares directly without recourse to an account holder financial intermediary who wish to tender their shares to the Offer under the proposed conditions must notify HSBC France of their decision, as financial institution in charge of the service of the Gemplus securities, by using a tender order form that will have been provided to them by HSBC France, at the latest on the date of closing of the Offer.

In any event, and subject to applicable law, tender orders relating to Gemplus shares which are the subject of a usufruct (usufruit) shall be signed jointly by the legal owner of title (nu-propriétaire) and the usufruct holder (usufruitier). With respect to Gemplus shares held in undivided ownership (indivision), the tender orders shall be signed by the representative or agent of the undivided shareholders or, alternatively, by all the undivided shareholders.

The account holder financial intermediaries which will have received orders to tender to the Offer shall notify Euronext Paris S.A., within the timeframe which will have been determined in the Euronext notice mentioned above, of the amount of Gemplus shares tendered to the Offer and transmit such orders to Euronext. Each of the account holder financial intermediaries shall credit the Gemplus shares tendered to the Offer for which it would have received a tender order on an account open with Euroclear France in the name of Euronext Paris S.A. on the date indicated in the Euronext notice mentioned above.

HSBC France, as financial institution in charge of the service of the Gemplus securities, shall also transmit to Euronext Paris S.A., within the same timeframe as mentioned above for account holder financial intermediaries, the tender orders which it shall have received.

After receipt by Euronext Paris S.A. of all the tender orders in the conditions described below, Euronext Paris S.A. will centralize such orders and determine the result of the Offer. The result of the Offer should be published at the latest on the ninth trading day following the date of closing of the Offer through a Euronext notice and a press release by Gemalto which will be published online on the company’s and the AMF’s website. The notice of the result of the Offer which will be published by Euronext Paris S.A. will also indicate the date of payment and delivery of the Gemplus shares tendered to the Offer. On the basis of the indicative timetable provided in Section 2.4.6 — “Indicative timetable for the Offer”, it is envisaged that the settlement will occur on August 30, 2006, after the completion of the centralization operations and the issuance of the Gemalto shares which will be exchanged against the Gemplus shares tendered to the Offer.

In the event of a reopening of the Offer, the operations described above will all be reiterated in an identical sequence of events and under the same conditions, including relating to timelines, which will be specified in a notice which shall be published by Euronext Paris S.A.

The Gemplus shares tendered in the Offer must be free of any pledge, guarantee or restriction of any kind on the free transfer of ownership.

Gemalto reserves the right to decline any Gemplus share tendered to the Offer that does not meet such condition.

On the initial date of the Offer period and until the date of closing of the Offer, pursuant to Article 231-8 of the Règlement général of the AMF, all orders on Gemplus shares, other than the orders in response to the Offer, must be executed on the regulated market on which they are traded. The registration of any optional contract with Euronext Paris S.A. is prohibited until the date of closing of the Offer pursuant to Article P 2.4.4 of the non-harmonized Market Rules of Euronext Paris S.A. applicable to French regulated markets.

Pursuant to Article 232-2 of the Règlement général of the AMF, the tender orders may be cancelled at any time up to and including the date of closing of the Offer, after which date they will be irrevocable.

These orders will automatically become null and void if the AMF declares a competing offer admissible and may become null and void by a decision of the AMF if the it declares a counteroffer admissible, without any payment of indemnity or interest being owed. In such a case, it would be up to the Gemplus shareholders to place a new order in order to participate in the Offer, if the Offer were maintained.

No interest shall be due for the period from the tender of the Gemplus shares to the Offer to the delivery date of the Gemalto shares, which will be specified in the notice of the result published by Euronext Paris S.A. after publication by the AMF of the notice of the result of the Offer.

2.4.4.2.	Terms of the Offer for the Gemplus warrant

In the event that Heidrick & Struggles, the holder of the Gemplus warrant, wishes to tender such warrant to the Offer under the proposed conditions, it shall notify HSBC France of its decision by using the tender order form which will have been provided to it by HSBC France, at the latest on the date of closing of the Offer.

The Gemplus warrant tendered to the Offer must be free of any pledge, guarantee or restriction of any kind on the free transfer of ownership.

Gemalto reserves the right not to accept the Gemplus warrant tendered to the Offer in the event that it does not meet such condition.

Pursuant to Article 232-2 of the Règlement général of the AMF, the tender order may be cancelled at any time up to and including the date of closing of the Offer, after which date it will be irrevocable.

This order will automatically become null and void if the AMF declares a competing offer admissible and may become null and void by a decision of the AMF if the it declares a counteroffer admissible, without any payment of indemnity or interest being owed. In such a case, it would be up to the Gemplus warrant holder to place a new order in order to participate in the Offer, if the Offer were maintained.

No interest shall be due for the period from the tender of the Gemplus warrant to the Offer to the delivery date of the Gemalto shares, which will be specified in the notice of the result published by Euronext Paris S.A. after publication by the AMF of the notice of the result of the Offer.

2.4.5.  Gemplus American Depositary Shares

In order to participate in the Offer, holders of Gemplus ADSs will be required to surrender their Gemplus ADSs and instruct the Gemplus ADS depositary to deliver the Gemplus shares underlying such Gemplus ADSs in the Offer. Holders of Gemplus ADSs will be provided separate instructions in this regard from Mellon Investor Services LLC, as US Exchange Agent.

It is specified that the Offer and the possibility of exchanging the Gemplus shares is not valid in any State of the United States of America in which the Offer and the resulting exchange of Gemplus shares do not comply with applicable regulations.

2.4.6.  Indicative timetable for the Offer

This timetable is provided for information only.

March 8, 2006	End of the period of review by US competition authorities
April 7, 2006	Prior authorization from the Treasury Department of the French Ministry of Economy, Finance and Industry
May 19, 2006	Authorization by the European competition authorities
June 1, 2006	Filing of the Offer
June 2, 2006	Distribution of reserves by Gemplus
June 2, 2006	Acquisition by Gemalto from TPG and the Quandt Family Entities of 274,813,800 Gemplus shares representing 43.42% of the share capital and 43.47% of the voting rights in Gemplus
June 13, 2006	Admissibility of the Offer by the French AMF
June 19, 2006	End of the CFIUS review period
June 30, 2006	Approval by the Dutch AFM of the Contribution in Kind Listing Prospectus
June 30, 2006	Approval by the AFM of the Offer Listing Prospectus
July 6, 2006	Visa from the AMF
July 10, 2006	Communication in France and in the US, in at least one daily nationwide financial newspaper, of a notice specifying the terms and conditions of the availability of, as the case may be, either (i) the note d’information in French approved by the AMF or (ii) this English translation
July 11, 2006	Opening of the Offer
August 14, 2006	Closing of the Offer(1)
August 17, 2006	Clearing of the orders in the Offer
August 25, 2006	Results of the Offer
August 30, 2006	Issuance of the Gemalto shares(2)
Settlement and first listing of the Gemalto shares issued in consideration for the Gemplus shares tendered to the Offer

(1)	After setting the closing date of the Offer, the AMF may postpone it in accordance with its Réglement général.

(2)	Under a private deed of issuance.

2.4.7.  Restrictions on the Offer abroad

The Offer is being made to Gemplus shareholders in France and outside France, with the exception of the United Kingdom, Italy, the Netherlands, Canada and Japan, provided that local law allows them to participate in the Offer.

The distribution of this note d’information, the Offer, acceptance of the Offer, and the delivery of the Gemalto shares may be subject, in certain countries, to specific regulations or restrictions. The Offer is not addressed to persons subject to such restrictions, either directly or indirectly, and may not be accepted from a country in which the Offer is subject to such restrictions. Persons in possession of this note d’information are required to obtain information about any local restrictions that may apply and comply therewith. Gemalto declines any liability for any violation of these restrictions by any person.

This note d’information and the other documents relating to the Offer do not constitute an offer or sale or a solicitation or offer to purchase securities in any other country in which such an offer or solicitation is illegal. With the exception of the provisions in 2.4.7.6 below for the United States of America, the Offer is not subject to any formality, registration or approval outside France.

The distribution of this note d’information and the Offer are subject to special restrictions, particularly in the countries indicated below, which shall apply in accordance with the appropriate legislation in force.

2.4.7.1.  United Kingdom

Gemalto has not authorized any offer of the shares, as defined by the Public Offers of Securities Regulations 1995 as amended, or the provisions of the Financial Services and Markets Act 2000, and no measure has been taken to allow such an offer in the United Kingdom.

2.4.7.2.  Italy

This note d’information has not been prepared as part of a public offer in Italy, as defined by Article 1, section 1, sub-section (v) of Legislative Decree No. 58 of February 25, 1998 (“Decree 58/98”), and by Article 33, section 1 of Regulation 11971 of May 14, 1999, as amended, of the Commissione Nazionale per le Società e la Borsa (“CONSOB”) and, therefore, has not been submitted to the CONSOB under Article 102 of Decree 58/98. Under no circumstances may this note d’information be circulated or distributed publicly in Italy. There will be no offer in Italy.

2.4.7.3.  Netherlands

The Offer is not being made in the Netherlands.

2.4.7.4.  Canada

No measure has been taken to register the Offer in Canada. Therefore, this note d’information may not be distributed or transmitted in Canada, except insofar as such an offer is allowed by applicable legislation.

2.4.7.5.  Japan

The Offer is not being made in Japan or to persons residing in Japan. The Gemalto shares that must be remitted in exchange in the Offer have not been registered in accordance with Japanese market law (Securities and Exchange Law), nor with any other applicable securities legislation in Japan and may not, therefore, be exchanged or tendered in exchange or sold or resold in Japan.

The subject of this note d’information is limited to the Offer and this note d’information may not be sent or remitted in Japan or to persons residing in Japan.

For this purpose, any Gemplus shareholder who tenders his Gemplus shares in the Offer shall be deemed to have declared that:

•	he is not a resident of Japan and has not received the Offer in Japan, and that he has issued no order from Japan; and

•	that he is not acting on the instructions of persons residing in Japan.

2.4.7.6.  United States of America

The Offer is being made in the United States of America pursuant to an exemption from the offer and registration requirements under the US securities laws. The Offer in the United States is being made solely by Gemalto. While the Offer is being made available to US holders of Gemplus shares, as well as holders of Gemplus ADSs who tender the Gemplus shares underlying their Gemplus ADSs, the Offer and the right to tender Gemplus shares is not being made available in any jurisdiction in the United States in which the making of the Offer or the right to tender Gemplus shares would not be in compliance with the laws of such jurisdiction or would be subject to restrictions. Neither the US Securities and Exchange Commission nor any US state securities commission has approved or disapproved of the securities offered in connection with the Offer, or determined if this note d’information is accurate or complete. Any representation to the contrary is a criminal offense.

This Offer is being made for the securities of a Luxembourg company in exchange for securities of a Dutch company and is subject to French and Dutch disclosure requirements, which are different from those of the United States. The financial information included in this note d’information has been prepared in accordance with International Financial Reporting Standards (IFRS) and thus may not be comparable to the financial information of US companies or companies whose financial statements are prepared in accordance with generally accepted accounting principles in the United States (US GAAP). Also, the offer, tender and settlement procedures with respect to the Offer will be consistent with French practice, which differs from US domestic tender offer procedures in certain material respects, particularly with regard to the date of settlement.

Gemalto is listed on the Eurolist of Euronext Paris S.A. and subject to the rules and regulations of the AMF. Unlike the Gemplus shares in the form of Gemplus ADSs, the Gemalto shares that will be issued to tendering Gemplus shareholders in the Offer have not been, and will not be upon completion of the Offer, registered under the US Securities Act or under the securities laws of any jurisdiction of the United States. As a result, Gemalto does not, and will not, following the completion of the Offer, file information and reports with the SEC and is not, and will not be, upon completion of the Offer, subject to US securities laws and their requirements in the manner in which Gemplus is subject to these laws. In this regard, Gemplus shareholders or holders of Gemplus ADSs who tender Gemplus shares and receive Gemalto shares in the Offer will not, following the Offer, have the rights under US securities laws to which they were entitled as Gemplus shareholders.

In order to participate in the Offer, holders of Gemplus ADSs will be required to surrender their Gemplus ADSs and instruct the Gemplus ADS depositary to deliver the Gemplus shares underlying such Gemplus ADSs in the Offer. Holders of Gemplus ADSs will be provided separate instructions in this regard from Mellon Investor Services LLC, as US Exchange Agent. Holders of Gemplus ADSs who tender their underlying Gemplus shares in the Offer and provide valid delivery instructions will receive Gemalto shares that will be issued directly by Gemalto and traded on the Eurolist of Euronext Paris S.A., as opposed to ADSs issued by a US financial institution acting as a depositary and traded on a US national securities market such as the Nasdaq National Market.

As a result, these former holders of Gemplus ADSs will no longer benefit from the services and conveniences offered by ADS programs, including, among others, conversion of any dividend payments into US dollars, trading and denomination in US dollars, facilitated transfer of ownership, distribution of proxy materials, and any generally improved marketability in the United States of ADSs as opposed to foreign securities. Holders of Gemalto shares will receive any dividend payments in euro. Gemalto shares will be traded and denominated in euro. Fluctuations in the exchange rate between the US dollar and the euro may reduce the US dollar value of Gemalto shares as well as the US dollar value of any dividend payment made by Gemalto.

US securities laws may restrict the ability of US holders of Gemalto shares to participate in certain rights offerings or share or security dividend alternatives which Gemalto may undertake in the future, in the event Gemalto is unable or chooses not to register those securities under the US securities laws and is unable to rely on an exemption from registration under these laws. While Gemalto is not currently planning any transaction of this type, Gemalto may take such actions in the future and there can be no assurance that it will be feasible to include US holders of Gemalto shares in those actions.

For a description of certain risks related to non-tendering Gemplus security holders, see Sections 2.11.7 and 2.11.8.

2.4.8.  Condition of the Offer

Gemalto has not provided for any requirement for a minimum number of tendered Gemplus shares, expressed in percentage of the share capital or voting rights of Gemplus, below which the Offer will not be carried out, without prejudice to the other stipulations of the Offer described in this note d’information, particularly in Section 2.4.9 below.

2.4.9.  Possibility of abandonment of the Offer by Gemalto

Pursuant to Article 232-11 of the Règlement général of the AMF, Gemalto may abandon its Offer (a) within five trading days after the publication of the calendar for a competing offer or a competing auction, or (b) with the authorization of the AMF if, during the Offer period, Gemplus adopts certain application measures that change the content, or if the Offer becomes inapplicable.

2.4.10.  Re-opening of the Offer

Pursuant to Article 232-4 of the AMF Règlement général, in the event the Offer gives Gemalto two thirds of Gemplus’ share capital and voting rights, Gemalto will request the re-opening of the Offer immediately following the publication of the Offer’s final results, for a period of at least 10 trading days. In the event of a re-opening of the Offer, the terms will be identical to those of the Offer.

2.4.11.  Public buy-out offer and squeeze-out

After completion of the Offer, and to the extent permitted under the application regulations, if Gemalto were to hold the required percentage of capital and voting rights, either directly or indirectly, Gemalto would reserve the right to conduct a public buy-out offer (offer publique de retrait) followed by a squeeze-out (rachat obligatoire) of the holders of the Gemplus shares not held by Gemalto.

2.4.12.  Regulatory authorizations

2.4.12.1.  Foreign investments

2.4.12.1.1.  Authorization of foreign investments in France

The Combination was subject to a request for prior authorization submitted to the French Ministry of Economy, Finance, and Industry in accordance with articles L. 151-3, R. 153-3 and R. 153-4 of the French Code monétaire et financier relating to foreign investment in France. After completion of the Combination, Gemalto will indirectly acquire control of Gemplus S.A., a French subsidiary of Gemplus which carries out cryptology activities within the scope of article R. 153-2, 8º of the French Code monétaire et financier and such indirect change of control is subject to the prior authorization of the French Ministry of Economy, Finance, and Industry. The Direction Générale du Trésor et de la Politique Économique of the Ministry of Economy, Finance and Industry received Gemalto’s request for prior authorization on January 24, 2006. The Ministry of Economy, Finance and Industry had two months from the date it received the request for prior authorization to reply, subject to requests for additional information. Gemalto received the prior authorization of the French Ministry of Economy, Finance, and Industry on April 7, 2006. Gemalto has undertaken vis-à-vis the Direction Générale du Trésor et de la Politique Économique to keep on the national territory skills, resources and research and development activities relating to ongoing projects or to the production of certain microprocessor cards, and generally to insure the respect by Gemplus S.A., French subsidiary of Gemplus, of all its undertakings, within the framework of the space and defense applications for the direct or indirect benefit of the French Ministry of Defense.

2.4.12.1.2.  Authorization of foreign investments in the United States of America

Pursuant to the Exon-Florio Amendment to the Defense Production Act of 1950, 50 USC. App. § 2170, as amended, on April 4, 2006, Gemalto and Gemplus filed a voluntary notification with the Committee on Foreign Investment in the United States (“CFIUS”) regarding the Combination and its implications for the US operations of Gemalto and Gemplus. CFIUS had a 30-day period to determine whether to conduct an investigation of the proposed transaction. This 30-day period expired on May 4, 2006, and a 45-day investigation period began on the same day. Prior to the expiration of the investigative period, on June 19, 2006, Gemalto entered into an agreement with the United States Departments of Justice and Homeland Security to address national security-related aspects of the combination. As a result, at the request of CFIUS and pursuant to the statute, on June 19, 2006 the original notification was withdrawn, a new notification was filed, and CFIUS determined in connection with that new notification that there were no issues of national security sufficient to warrant further review, and concluded action under the Exon-Florio Amendment.

2.4.12.2.  Antitrust law

The Combination is governed by the anti-trust rules of the European Union, the United States of America, and other countries, including Brazil, Colombia, Mexico and Turkey.

European competition law

On March 24, 2006, Gemalto duly notified the Department of Competition of the European Commission of the Combination pursuant to the EU Merger Regulation (Council Regulation (EC) No 139/2004 of January 20, 2004 on the control of concentrations between undertakings). On May 19, 2006, the European Commission approved the Combination subject to the commitment by Gemalto and Gemplus to maintain their commercial practices regarding the licensing and to provide their competitors with all necessary information concerning the interoperability of SIM cards with their own wireless platforms. (See also Section 2.11.3). The commitments made by Gemalto and Gemplus are described on the website of the European Commission (http://ec.europa.eu/comm/competition/index_fr.html) and on the Gemalto website (www.gemalto.com).

Hart-Scott-Rodino Antitrust Improvements Act of 1976 (United States of America)

Pursuant to the Hart-Scott-Rodino Antitrust Improvements Act, on February 6, 2006, Gemalto and Gemplus filed a notification and report forms in connection with the Offer. The applicable review period pursuant to the Hart-Scott-Rodino Antitrust Improvements Act expired on March 8, 2006, without any objection from the US antitrust authorities.

Other countries

To comply with applicable merger control rules, Gemalto and Gemplus also have made antitrust filings in Brazil, Colombia, Mexico and Turkey.

In Brazil and Mexico, where the prior agreement of the competent competition authorities is not required for the completion of the Combination, Gemalto and Gemplus made the required notifications on December 26, 2005, and on May 11, 2006, respectively. Gemalto and Gemplus believe that the review period in these jurisdictions will expire in July 2006 in Mexico and October 2006 in Brazil.

In Turkey, Gemalto and Gemplus filed the required notification on March 17, 2006. On May 15, 2006, the Turkish antitrust approved the transaction without conditions.

Gemalto and Gemplus made the filings required under Colombian merger control rules on March 17, 2006. On June 30, 2006, the Colombian authority approved the Combination without conditions.

Gemalto and Gemplus have assets and make sales in a number of jurisdictions throughout the world outside the European Union, the United States, Brazil, Colombia, Mexico and Turkey. A number of these jurisdictions have antitrust laws that may require notifications to be filed and authorizations obtained before the effective completion of the Combination. Other jurisdictions may require notification after completion of the Combination. The appropriate filings and notifications would then be made in the jurisdictions where it would been determined that this is necessary.

The competition authorities of certain countries outside the European Union, the United States of America, Brazil, Colombia, Mexico and Turkey authorize certain agencies to conduct or initiate procedures for operations that are perceived as having an impact in their jurisdiction. Although Gemalto and Gemplus do not anticipate such inquiries or procedures which would have a significant impact on the completion of the Combination or the activities of Gemalto or Gemplus, there is no guarantee that such inquiries or procedures will not take place or, if they do occur, that they will not have a material negative impact on the completion of the Combination or the activities of Gemalto or Gemplus.

2.4.13.  Number and origin of the Gemalto shares to be tendered to the Offer

Gemalto shares offered in exchange for tendered Gemplus shares shall be issued pursuant to the authorization of the Board of Directors of Gemalto of December 6, 2005, acting on the delegation of authority granted by the Shareholders’ Meeting of March 18, 2004.

Pursuant to applicable Dutch law, the Gemalto Meeting of shareholders of Gemalto held on January 31, 2006, approved the Combination and the other ancillary decisions within its scope of competence, by a majority of more than 99.9% of the votes cast.

The Board of Directors of Gemalto met again on December 27, 2005, and April 11, 2006, and expressly authorized Mr. Olivier Piou, in his capacity as Chief Executive Officer, to determine the exact number of Gemalto shares to be issued to each Gemplus shareholder having tendered its shares to the Offer on the basis of the exchange ratio of 2 new Gemalto shares for 25 existing Gemplus shares and, more generally, to take all decisions which he will deem useful in the context of the Combination and the Offer.

Pursuant to the authorizations of the Board of Directors and the approval of the Combination by the General Meeting of Shareholders mentioned above, the new Gemalto shares shall be issued pursuant to a deed of issue entered into by the Chief Executive Officer and Euroclear France, which shall credit the shares to the relevant accounts.

The maximum number of Gemalto shares to be issued as consideration for the Gemalto shares tendered to the Offer is 34,486,914 and represents a maximum of 35.53% of the capital and 35.63% of the voting rights of Gemalto after completion of the Combination. The exact amount of the capital increase will depend on the number of Gemplus shares tendered to the Offer and shall be determined after the AMF publishes the notice of results of the Offer and, if any, the reopened Offer.

The Gemalto shares to be issued in connection with the Offer will be registered and shall have a nominal value of one euro each. They will have the same features and confer the same rights to the holders as the existing Gemalto shares once they are listed on the Eurolist by Euronext Paris S.A. In particular, the new Gemalto shares shall have rights to dividends or interim dividends to be paid by Gemalto on or after the effective issue and delivery date to the former Gemplus shareholders. See Section 2.1.7 — “Outlook for a change in the dividend policy” of this note d’information and Part II, Section 21.2.3 — “Rights, preferences and restrictions attaching to each class of the Existing Shares” of the Contribution in Kind Listing Prospectus for more information on the Gemalto dividend policy.

No provision in Gemalto’s articles of association limits the free transferability of the Gemalto shares.

The Gemalto shares are listed the Eurolist by Euronext Paris S.A. under the code GTO — NL0000400653.

The listing on the Eurolist by Euronext Paris S.A. of the Gemalto shares which must be issued at the result of the Offer and for the operations of Euroclear France will be requested to take effect on the settlement-delivery date of the Offer. On the basis of the indicative timetable provided in Section 2.4.6 — “Indicative timetable of the Offer”, it is envisaged that the settlement will occur on August 30, 2006, after the completion of the centralization operations and the issuance of the Gemalto shares which will be exchanged against the Gemplus shares tendered to the Offer. The shares to be issued at the result of the Offer are described in the Offer Listing Prospectus (see cover page of this note d’information), which was approved by the AFM and notified by the AFM to the AMF on June 30, 2006, under the reference number E/OBE-Rve-06062357, in accordance with the European passport mechanism provided for by Directive 2003/71/EC of November 4, 2003.

2.4.14.  Features of the Gemalto shares remitted in exchange

The Gemplus shareholders who decide to tender their shares in the Offer in exchange for shares of Gemalto shares will become shareholders of a company formed under Dutch law and will, therefore, hold shares granting rights that differ from those they held as shareholders of Gemplus, a Luxembourg company. The table in Section 2.4.15 below contains a comparison of Dutch law and Luxembourg law and the statutory documents governing the rights of Gemalto and Gemplus shareholders.

2.4.15.  Comparison of shareholders’ rights

The following table provides a summary of the principal differences between the rights of Gemalto shareholders and the rights of Gemplus shareholders. These differences are the result of differences between the provisions of Dutch corporate law and the provisions of Luxembourg corporate law, as well as between the updated articles of association of Gemalto and the articles of association of Gemplus. To obtain more complete information, please consult the articles of association of Gemalto and the articles of association of Gemplus.

Gemalto	Gemplus
Board of Directors
Composition	Composition
The number of directors on the Gemalto Board is determined by the General Meeting of shareholders, upon a proposal from the Board of Directors.	The number of directors on the Gemplus Board is determined by the General Meeting of shareholders. It must be comprised of at least three members, who do not necessarily have to be Gemplus shareholders.
In accordance with the vote at the Gemalto General Meeting of shareholders of January  31, 2006, the Gemalto Board of Directors is comprised of ten members since the date that the Contribution in Kind was carried out, i.e. June  2, 2006. The new directors who were appointed during this Meeting took office at the Gemalto Board of Directors’ meeting of June  2, 2006 (cf.

In accordance with the vote at the Gemplus General Meeting of shareholders of February  28, 2006, the Gemplus Board of Directors is comprised of five members since the date that the Contribution in Kind was carried out, i.e. June  2, 2006. The new directors took office at the Gemplus Board of Directors’ meeting held on that date.

Section 2.1.5.-“Organization and operation of the new Gemalto group”).
The Board of Directors will propose the appointment of an eleventh director at a future General Meeting of shareholders.

Appointment of directors	Appointment of directors
The Gemalto General Meeting of shareholders appoints its directors upon the proposal of the Board of Directors, with an absolute majority of the votes cast. There is no quorum.	The Gemplus General Meeting of shareholders appoints its directors, by voting per candidate, with a simple majority of votes cast by shareholders either in person or by proxy. There is no quorum.
The Board of Directors must nominate at least two candidates for each position of director to the General Meeting of shareholders. The nomination must be mentioned in the meeting notice for the General Meeting of shareholders that is being held to appoint the directors
Candidates for election to the Board of Directors are presented by the Chairman of the General Meeting of shareholders, on the proposal of the Board of Directors.
Nominations for the appointment of a director issued by the Board of Directors are binding upon the General Meeting of shareholders, which may still reject them at any time by adopting a resolution to this effect with an absolute majority of votes cast which represent at least one third of share capital issued. If this quorum is not achieved, a second General Meeting of shareholders may reject the nomination by the Board of Directors with an absolute majority of votes cast, without any condition of quorum. In this event, the General Meeting of shareholders may, at its discretion, designate the director of its choice.

The notice of meeting for the General Meeting of shareholders must mention if the Board of Directors has not made any nominations or has delayed making a

Gemalto	Gemplus
nomination. In either of these cases, the General Meeting of shareholders may, at its discretion, appoint the director of its choice with an absolute majority of votes cast which represent at least one third of share capital issued.

Vacancies	Vacancies
Should there be one or more vacant seats on the Gemalto Board of Directors, the remaining directors are responsible for the management of Gemalto. Should the position of Chief Executive Officer be vacant, the Gemalto Board of Directors must appoint one of its members to fill the position temporarily. Should all of the seats on the Gemalto Board of Directors be vacant, the General Meeting of shareholders must designate one or more persons for the temporary management of Gemalto.	If a seat on the Board of Directors becomes vacant due to the death or retirement of a director or for any other reason, the Board of Directors may appoint someone to hold that position temporarily until the next General Meeting of shareholders, subject to the limitations in law. The Board of Directors may also choose to convene a General Meeting of shareholders to provide a replacement.

Dismissal of directors	Dismissal of directors

The Gemalto articles of association provide for the suspension or dismissal of directors, the Chief Executive Officer, and the Executive Chairman at any time by the General Meeting of shareholders on the proposal of the Board of Directors, with an absolute majority of votes cast which represent at least one quarter of share capital issued.	Directors may be dismissed at any time and without reason by the General Meeting of shareholders, with a simple majority of votes cast by shareholders either in person or by proxy.

Terms of directors	Terms of directors

Gemalto directors serve for a term of no more than four years. Their term ends no later than the first Annual General Meeting of shareholders after the expiration of the four-year period following the day of their appointment.	Gemplus directors serve for a term of no more than three years. They are, however, to remain in office until their successors are elected.
The term of the Executive Chairman ends 18 months after the date of his appointment, i.e., until December 2, 2007.	A director may be no more than 70 years of age.
The term of the Chief Executive Officer may be renewed indefinitely. However, other directors may be elected for no more than two additional terms.

Outgoing directors may be reelected and serve a term of no longer than until the end of the first Annual General Meeting of shareholders that is held after the expiration of the fourth year following their reelection.	Outgoing directors may be reelected one or more times and serve for another term that lasts for no longer than three years.

Powers and duties	Powers and duties

The Board of Directors meets at the request of the Chief Executive Officer, Executive Chairman, or one fifth of the directors of Gemalto.	The Board of Directors meets upon the notice of the Chairman or Vice Chairman at the place indicated in the notice.
It is the mission of the Board of Directors to manage the affairs of Gemalto. It must act in the interest of Gemalto and of its shareholders.
The Board of Directors of Gemplus manages the affairs of Gemplus. It is vested with all powers necessary for the execution of administrative acts and legal instruments in accordance with the interests of Gemplus. Any powers that are not expressly reserved by law or Gemplus

Gemalto	Gemplus
articles of association to the General Meeting of shareholders are incumbent on the Board of Directors. In the execution of its functions, the Gemplus Board of Directors takes the interest of the company (as the term is defined in Luxembourg) into consideration.

Chairman and Chief Executive Officer	Chairman and Chief Executive Officer

The Board of Directors of Gemalto is chaired by a Chairman who is appointed by the Board from among its members. The Chairman may be dismissed at any time by the Board of Directors.	The Board of Directors appoints from among its members a Chairman who does not have a deciding vote. During the Board of Directors’ meeting of June 2, 2006, Mr. Daniel Le Gal was appointed Chairman and Mr. Alex Mandl Vice Chairman of Gemplus. The Chairman may be dismissed at any time by the Board of Directors.

The powers and duties of the Chairman are as follows:

• convening the Board of Directors, on his own initiative or on the request of the Chief Executive Officer or one fifth of Gemalto directors;	The Chairman convenes and chairs the meetings of the Board of Directors and the Annual General Meetings of shareholders.

• chairing the Board of Directors and General Meetings of shareholders of Gemalto; and
• coordinating the activities of the various committees created by the Board of Directors.

The Chief Executive Officer is responsible for the day-to-day management of Gemalto.	The Board of Directors may delegate the day-to-day management of Gemplus affairs to one or more individuals. If the day-to-day management of Gemplus affairs is delegated to a director, the prior authorization of the General Meeting of shareholders is required.

The Chief Executive Officer is appointed by the General Meeting of shareholders of Gemalto, on the proposal of the Board of Directors, from among the directors of Gemalto.

The positions of Chairman and Chief Executive Officer may not be held by the same director.

During the Board of Directors meeting of June 2, 2006, the position of Chairman was replaced by the position of Executive Chairman. Newly appointed director Mr. Alex Mandl was appointed Executive Chairman for a period of 18 months starting on the day of his appointment, i.e., until December 7, 2007, and the appointment of Olivier Piou as Chief Executive Officer for the duration of his term as director was also confirmed. At the end of the above-mentioned 18- month period, i.e., December 7, 2007, Mr. Alex Mandl will cease to function as Executive Chairman and will serve out the remainder of his term as director as previously set. The Board of Directors will proceed with the appointment of a Non-Executive Chairman, who must be chosen from among the independent members of the Board of Directors.
The General Meeting of shareholders of February  28, 2006, decided, effective upon the Contribution in Kind of June  2, 2006, to set the membership of the Board at five directors. The Board will be comprised of Mr.  Daniel Le Gal, Mr.  Alex Mandl, Mr.  Olivier Piou, Mr.  Bernard Koepf, and Mr.  Michel Soublin. Each director is elected for a term that will end upon the approval by the Annual General Meeting of shareholders of the Gemplus financial statements as at December  31, 2008.
The same Meeting authorized the delegation by the Board of the day-to-day management of Gemplus affairs to one of the five appointed members, with the understanding that the delegation of the day-to-day management of Gemplus affairs to one person who is

Gemalto	Gemplus
The Executive Chairman and the Chief Executive Officer jointly prepare the questions that fall within the powers of the Board of Directors. They may be vested with additional powers and responsibilities by the Board of Directors, subject to its control, without any effect on the overall responsibilities of the Board of Directors.
The Executive Chairman is not vested with the power to manage Gemalto and does not make decisions related to current business. No one reports to him directly, with the exception of the Chief Executive Officer.

not a director does not require the prior consent of the General Meeting of shareholders.
The Board of Directors, at their meeting of June  2, 2006, decided to entrust the power of day- to-day management of Gemplus affairs to Mr.  Frans Spargaaren. Mr.  Spargaaren is serving his term under the title of Chief Executive Officer. The Board of Directors has granted him the power of sub-delegation to the members of the Executive Committee nominated by Mr.  Spargaaren. The responsibility for day-to- day management of the person delegated pursuant to this power is determined in accordance with the general rules of the term.

The distribution of powers between the Executive Chairman and the Chief Executive Officer is described more fully in Section 2.1.5.-“Organization and operation of the new Gemalto group”.
All of the powers of the Chairman stipulated in the Gemalto articles of association are provided to the Executive Chairman for the 18-month period starting with the appointment of the Executive Chairman.

Responsibility of directors	Responsibility of directors

Pursuant to Dutch law, the members of the Gemalto Board of Directors are jointly and severally responsible with regard to Gemalto for the improper execution of their functions. In the event of bankruptcy by Gemalto, the members of the Board of Directors may be held responsible with regard to the bankruptcy trustee for the improper execution of their obligations and duties. The provisions of Dutch law governing the responsibility of directors are public in nature. In some exceptional cases, the responsibility of the directors with regard to third parties may be engaged.
The articles of association stipulate that Gemalto must, within the limitations provided for in law, compensate any person who was, is, or becomes a party to a past, present, or future legal proceeding, trial, or procedure due to his being a director, executive, employee, or representative of Gemalto or of another entity acting at the behest of Gemalto, for the amount of the expenses and fees committed by this person where he acted in good faith or in the interests of Gemalto.

Pursuant to the provisions of Luxembourg law governing mandates, directors are responsible with regard to Gemplus in the execution of the office to which they have been appointed and for their lapses in management.
They are jointly responsible with regard to Gemplus and third parties for any damages that result from the violation of Luxembourg corporate law or the articles of association of Gemplus
Nonetheless, they are exempt from their responsibility if they have not participated in the violation of Luxembourg corporate law or Gemplus articles of association, provided that no act of mismanagement may be imputed to them and provided that they notified the first General Meeting of shareholders following their becoming aware of such a violation.

Representation of Gemalto	Representation of Gemplus

Gemalto may be represented with regard to third parties by any directors acting jointly or by the Chief Executive Officer acting individually.	The Board of Directors represents Gemplus with regard to third parties and in legal proceedings, in the capacity of plaintiff or defendant.

Gemalto	Gemplus
The Board of Directors may authorize other persons, who may or may not be employees of Gemalto, to represent Gemalto.	Pursuant to its articles of association, the joint signatures of two Gemplus directors are binding. For documents related to the day-to-day management of Gemplus affairs, the signature of the delegated director (Chief Executive Officer) or any other person(s) to whom the power of signature has been delegated by the Board of Directors is binding upon the company.

Conflicts of interest with Gemalto	Conflicts of interest with Gemplus

The Gemalto articles of association require directors to inform the Executive Chairman and the other directors whenever they encounter a conflict of interest with Gemalto. The Executive Chairman must also inform the members of the Gemalto Board of Directors if he encounters a conflict of interest with Gemalto. The Board of Directors determines if the conflict of interest with Gemalto is clear. The conventions that determine if a director has a conflict of interest with Gemalto are subject to the approval of the Board of Directors. The director that has a conflict of interest with Gemalto may not participate in the discussions of the Board of Directors or exercise his right to vote concerning the above-mentioned conventions.	Any director that has a conflict of interest with Gemplus must inform the Board of Directors of it and have his statement included in the minutes of the meeting. In this event, the director may not participate in the deliberation about and vote on the resolution for which he is experiencing a conflict of interest, but he may be included in the calculation of the quorum.

A conflict of interest with Gemalto is clear when Gemalto concludes a transaction with a legal entity (i)  in which a Gemalto director has financial interests, (ii) of which a member of the Board has ties to a Gemalto director, or (iii)  in which a Gemalto director exercises executive or oversight functions.
Pursuant to the Gemalto articles of association, if a director other than the Chief Executive Officer has a conflict of interest with Gemalto, in particular because he has concluded an agreement with it or is involved in legal proceedings against it on his own behalf, Gemalto must be represented by the Chief Executive Officer. If the Chief Executive Officer has a conflict of interest with Gemalto, Gemalto must be represented by a person other than the Chief Executive Officer, appointed by the Board of Directors.

A Gemplus director acting as a director in another company that belongs to the Gemplus group does not in and of itself constitute a conflict of interest.
At the next General Meeting of shareholders, before any other resolution is voted upon, a special report must be made on all transactions for which a director has stated that he is in a conflict of interest with Gemplus

General Meeting of shareholders

Convening	Convening

Gemalto General Meetings of shareholders are convened by either the Board of Directors or the Executive Chairman. The Chief Executive Officer may also convene a General Meeting of shareholders if the Executive Chairman is absent or otherwise unable to do so.	Gemplus General Meetings of shareholders are convened by the Board of Directors or the Chairman or Vice Chairman of the Board of Directors. Under certain conditions, the statutory auditors may also convene a meeting.
Pursuant to Dutch law, the Annual General Meeting of shareholders must meet within six months of the close of Gemalto’s fiscal year, i.e. by June 30 at the latest.
The Annual General Meeting of shareholders must meet on the last Tuesday of April at 11:00 am. If this day is a holiday in the Grand Duchy of Luxembourg, the Meeting will be held on the following business day.

Gemalto	Gemplus
Extraordinary General Meetings of shareholders may meet if convened by the Board of Directors, the Executive Chairman, or the Chief Executive Officer, or upon the written request of one or more shareholders who have the right to participate in General Meeting of shareholders and represent at least 10% of treasury shares issued. If the Board of Directors does not respond to such a request by shareholders by summoning a General Shareholder’s Meeting to take place within six weeks of the request, the shareholders in question may be authorized by a judge of the court of Amsterdam acting summarily to convene a General Meeting of shareholders themselves.

If shareholders representing at least 20% of Gemplus share capital request a General Meeting of shareholders, the Board of Directors (or the statutory auditors, as the case may be) is required to convene a meeting within one month following the shareholders’ request.

Place of Meeting	Place of Meeting

The Gemalto articles of association stipulate that Gemalto General Meetings of shareholders take place in Amsterdam, The Hague, Haarlemmermeer (Schiphol Airport), Utrecht or Rotterdam.	The Annual General Meeting of shareholders must take place in Luxembourg, at Gemplus corporate headquarters or in any other place indicated in the notice for the Meeting.

If a General Meeting of shareholders takes place elsewhere, its resolutions may be validly adopted only if all share capital issued is represented and if all bearers of certificates representing shares are present or represented.	Other General Meeting of shareholders may take place in the place and on the date specified in the notice for such Meetings.

Notice of meeting	Notice of meeting

The Gemalto articles of association stipulate that the notice for the General Meeting of shareholders, indicating the date, time, and place of the meeting, must be published in at least one national daily newspaper in the Netherlands and at least one daily newspaper in each of the countries where Gemalto shares have been authorized to be traded on a regulated market.
If no publication of a notice of meeting is required by applicable laws or stock market regulations, the notice for a General Meeting of shareholders must be published in a Luxembourg newspaper.
Notice of meeting is considered to have been sent to shareholders if it is mailed as mentioned above.

The notice of meeting must be published no later than fifteen days before the date on which the General Meeting of shareholders is to be held. If the notice of meeting is not published by this time or is not published at all, no resolution may be validly adopted unless all persons who have the right to participate in the General Meeting of shareholders are present or represented at the Meeting and adopt the resolution by a unanimous vote.	The notice for a General Meeting of shareholders must be published in accordance with applicable laws and stock market regulations and sent to all shareholders listed in the register of shareholders by letter (or by registered letter if the notice of meeting is not published in accordance with Luxembourg law) at least 20 days before the date of the Meeting.

Any questions that are discussed at the General Meeting of shareholders may be indicated in the notice of meeting or in the correction note.	The draft resolution calling for a reduction in Gemplus share capital must be mentioned in the notice for the General Meeting of shareholders. The notice of meeting must specify the purpose and modalities of the reduction in share capital.

In addition, Dutch law requires the meeting agenda to contain written questions addressed to the Board of Directors by one or more shareholders who hold a stake representing at least one percent of share capital	The agenda in the notice of meeting indicates what matters will be discussed at the Meeting. A General Meeting of shareholders that has been called to amend the articles of association may validly deliberate only if

Gemalto	Gemplus
issued or a value of at least €50,000,000 (fifty million euros) at least sixty days before the date of the General Meeting of shareholders, provided that they do not run contrary to the best interests of Gemalto. No resolution that does not appear on the meeting agenda may be adopted by the General Meeting of shareholders.
the proposed amendments to the articles of association and, if necessary, the text of the articles related to the object and structure of the company, are indicated on the agenda. The complete text of the amendments must be available upon request at the registered offices of the company before the Meeting.

Attendance	Attendance

All shareholders listed in the register of shareholders, persons holding certificates of deposit issued with the backing of Gemalto, usufructuaries, and beneficiaries of collateral securities with voting rights are authorized to participate in Gemalto General Meeting of shareholders. These persons are authorized to exercise their right to vote if they have given Gemalto written notice of their intention to participate in the General Meeting of shareholders no later than the day of and at the place mentioned in the notice of meeting.
Any shareholder may take part in the General Meeting of shareholders either in person or by proxy.
Pursuant to the provisions of the articles of association, in order to be able to participate in the General Meeting of shareholders, shares must be registered ten Luxembourg business days before the Meeting date, unless otherwise decided by the Board of Directors.

Any person authorized to attend the General Meeting of shareholders may be represented by a duly authorized third party by written proxy.	Proxies must be filed at the registered offices of Gemplus or any other place mentioned in the notice for the General Meeting of shareholders, in accordance with the conditions set by Gemplus.

The Board of Directors may restrict attendance at the General Meeting of shareholders to shareholders who have been listed in the register of shareholders since before a certain date. This date must be established by the Board of Directors three to seven days before the date of the General Meeting of shareholders. If the Board of Directors neglects to set a cutoff date within the allotted period, any shareholder whose shares are registered in his name in the register on the day mentioned in the notice for the General Meeting of shareholders and the date of the General Meeting of shareholders may participate in the General Meeting of shareholders.

Persons who own Gemalto shares through Euroclear are not listed in the Gemalto register of shareholders. If they so request, Euroclear is required to participate in the General Meeting of shareholders and exercise the voting rights attached to the shares owned in their name. However, these persons may ask their financial intermediary to obtain a proxy from Euroclear that would allow them to participate and vote in the General Meeting of shareholders.

Persons who own their Gemalto shares through Euroclear may request, either directly from Euroclear or from their financial intermediary, that the shares held on their behalf be registered in their name in the Gemalto register of shareholders.

Gemalto	Gemplus

Voting and quorums	Voting and quorums

At Ordinary, Extraordinary, or Special General Meeting of shareholders, all resolutions are adopted with an absolute majority of votes cast that represent at least one fourth of share capital issued, unless the articles of association stipulate otherwise. If such a quorum cannot be achieved, the Board of Directors may convene another General Meeting of shareholders, which has to take place within the four weeks following the first General Meeting of shareholders. In this latter case, the shareholders express themselves with an absolute majority of votes cast, whatever proportion of share capital that may represent.	Resolutions of the Annual General Meeting of shareholders are adopted by a simple majority of shareholders present or represented. There is no quorum requirement for Gemplus Annual General Meetings of shareholders.

The Gemalto articles of association stipulate that (i) amendment of the articles of association, (ii) legal mergers (juridische fusie), (iii) legal split-offs (juridische splitsing), or (iv) the dissolution of Gemalto must be approved at a General Meeting of shareholders by a two-thirds majority of the votes cast, which represent at least one third of share capital issued.	Only an Extraordinary General Meeting of shareholders has the power to amend the articles of association of Gemplus. The unanimous consent of the shareholders is required to change the nationality of Gemplus or increase shareholder commitments. The deliberations of the first Extraordinary General Meeting of shareholders that is convened to amend the Gemplus articles of association is valid if the shareholders that are present or represented represent at least one half of the share capital.

If the shareholders that are present or represented represent at least one half of the share capital, a second Meeting with the same agenda may be convened by the Board of Directors pursuant to applicable provisions in law. The deliberations of the second Meeting are valid without any quorum requirements.

At any time before the close of the General Meeting of shareholders, the Board of Directors may prorogue the Meeting for four weeks, and it is required to do so upon the request of shareholders who represent at least one fifth of the share capital. This adjournment invalidates any decision that was made during the Meeting that was adjourned. During the reconvened General Meeting of shareholders, the Board of Directors may refuse any further requests for adjournment.

Amendment of the articles of association	Amendment of the articles of association

The Gemalto articles of association stipulate that the amendment of the articles of association is contingent upon the following conditions:	See the sections “Notice of Meeting” and “Voting and quorums” above.

• the draft resolution proposing the amendment to the articles of association must be submitted to the General Meeting of shareholders by the Board of Directors;

•  from the time of publication of the notice for the General Meeting of shareholders to the close of the said Meeting, the draft resolution proposing the amendment to the articles of association must be

Gemalto	Gemplus
filed at the registered offices of Gemalto so that it may be consulted by shareholders and other persons with right of participation in the General Meeting of shareholders;

•  the draft resolution proposing the amendment to the articles of association must be adopted by the General Meeting of shareholders by at least a two thirds majority of the votes cast which represent at least one third of share capital issued.

Issuing of shares and preferential right of subscription	Issuing of shares and preferential right of subscription

The General Meeting of shareholders, on the proposal of the Board of Directors, has the sole authority to issue shares or to grant rights giving access to share capital. It may also delegate the authority to issue shares or grant rights giving access to the share capital, and to set the terms and conditions of these issuances to the Board of Directors up to a maximum limit and for a period not exceeding five years. The General Meeting of shareholders may renew this delegation of power to the Board of Directors at each renewal for a period not exceeding five years. Unless stipulated otherwise, this delegation of power is irrevocable.	The Gemplus General Meeting of shareholders has the power to decide to issue shares, on the proposal of the Board of Directors, and to determine the terms and conditions of the issue. For any issue of shares to be subscribed in cash, shareholders have a preferential right of subscription.

When shares are issued or rights giving access to share capital are granted, unless Dutch law stipulates otherwise, each shareholder has a preferential right of subscription proportional to the number of shares that he holds. There is, however, no preferential right of subscription when shares are issued as payment for a non-cash contribution or for employees of Gemalto or other entities of the group.	The General Meeting of shareholders may also authorize the Board of Directors, for a renewable period of a maximum of five years from the publication date of the document that serves as a record of the Meeting in question, to issue shares and determine the terms and conditions of the issue without a preferential right of subscription. In this case, the General Meeting of shareholders must determine the maximum number of shares that may be issued and the term of the authorization granted to the Board of Directors.

The General Meeting of shareholders may decide, on the proposal of the Board of Directors, to limit or cancel the preferential right of subscription that shareholders enjoy. The Board of Directors may also limit or cancel the preferential right of subscription that shareholders enjoy, provided that the General Meeting of shareholders has authorized, for a defined period that may not exceed five years, the Board of Directors to this effect and the Board has been authorized to proceed with capital increases. Unless stipulated otherwise, this authorization is irrevocable.	The General Meeting of shareholders that is summoned to discuss, under the conditions required for the amendment of the articles of association, either an increase in capital or the authorization for an increase in capital, may limit or cancel the preferential right of subscription.

The decision of the General Meeting of shareholders to limit or cancel preferential rights of subscription or authorize the Board of Directors to this effect requires a two-thirds majority of votes cast at the General Meeting of shareholders where the shareholders present or represented at that General Meeting of shareholders represent at least one half of the share capital issued.

Gemalto	Gemplus

The authorized share capital of Gemplus amounts to €400,000,000 (four hundred million euros), which is comprised of 1,889,466,226 (one billion eight hundred eighty- nine million four hundred sixty-six thousand two hundred twenty- six) shares with no nominal value. Concerning the authorized share capital, the Gemplus Board of Directors is authorized to issue, on one or more occasions, new shares up to the total amount of authorized share capital, with or without preferential rights of subscription for existing shareholders. The Board of Directors is authorized to issue these shares for a period which may be lengthened and which expires (x) for issues of restricted shares, described hereinafter in points (i) to (iv), on the fifth anniversary of the publication date of the minutes of the Extraordinary General Meeting of shareholders of April 25, 2006, and (y) for any other issue of shares pursuant to the articles of association, on the third anniversary of the publication date of the minutes of the Extraordinary General Meeting of shareholders of April 27, 2004.

The Gemplus Board of Directors is also authorized to determine the conditions of such a subscription of shares (provided that the proportion of authorized share capital is restricted as described hereinafter).

Of the authorized share capital, issues of shares described in points (i) to (iv) hereinafter must be restricted without a preferential right of subscription for:

(i)  the issue of a maximum of 20,000,000 (twenty million) shares according to an exchange ratio of 50 new Gemplus shares for one Class  A, B, or C share of Gemplus S.A., a French company registered in Marseille, under No.  349711200;

(ii)  the issue of a maximum of 56,845,700 (fifty-six million eight hundred forty-five thousand seven hundred) shares, according to an exchange ratio of 50 new Gemplus shares for one Gemplus S.A. share, due to be issued pursuant to a Gemplus S.A. stock option plan that went into effect by February  1, 2000 at the latest, which was in exchange for the options that had to be issued by Gemplus to subscribe to Gemplus shares on terms identical to those that exist for the options issued pursuant to a Gemplus S.A. stock option plan that went into effect by February  1, 2000 at the latest, in exchange for the remittance, exchange, or renunciation of these stock options for the same amounts on an adjusted basis (subject to the ratio in effect);

(iii)  the issue of a maximum of 50,000,000 (fifty million) shares with a view to the granting of options to the employees of the Gemplus group (including all subsidiaries of or companies affiliated with Gemplus) in accordance with the

Gemalto	Gemplus
stock option plan implemented by the Board of Directors, subject to further conditions which may be imposed by the General Meeting of shareholders; and

(iv)  the issue of a maximum total number of 60,000,000 (sixty million) shares with no nominal value, to the benefit of Gemplus executives, members of the Board of Directors, and/or Gemplus group management,  (a)  through stock options whose terms and conditions must be determined by the Board of Directors, and/or (b)  through bonus shares (not including members of the Board), with Gemplus transferring an amount equivalent to the par of the said shares based on its realized gains or reserves distributable to its share capital, at the time of the issue of the bonus shares.

The above conditions notwithstanding, the Gemplus Board of Directors may issue other shares as authorized share capital and decide if it wants to grant a preferential right of subscription to existing shareholders.

Any resolution that proposes an increase in Gemplus share capital or authorizing the Board of Directors to increase share capital and requests that shareholders renounce their preferential rights of subscription or authorize the Board of Directors to do the same, must be announced in the notice for the General Meeting of shareholders. Moreover, a detailed justification for this resolution, and the issue price in particular, must be given in a report prepared by the Board of Directors and presented to the General Meeting of shareholders.

Buy-back and withdrawal of shares	Buy-back and withdrawal of shares

Pursuant to Dutch law and the Gemalto articles of association, Gemalto may acquire shares of its share capital only if they have been fully paid up. Gemalto may acquire its shares at no cost. It may also acquire them by making a payment, provided that the following conditions are met:	The General Meeting of shareholders has authorized Gemplus or its wholly-owned subsidiaries to buy, acquire, or receive Gemplus shares on the stock market or through over-the- counter transactions. This authorization is granted for acquisitions that were made with an exchange by October 25, 2007, at the latest, at a purchase price between €1.00 and €4.00 and according to the terms determined by the Gemplus Board of Directors, provided that the said purchase is in accordance with Article 49-2 of Luxembourg company law and applicable laws and regulations.

a.  the amount of shareholders’ equity minus the acquisition price of the Gemalto shares may not go below the total amount of fully paid and called-up share capital and legal reserves;
b.  the total nominal value of the Gemalto shares that Gemalto acquires, already holds, or on which it has a right of lien or which are held by one of its subsidiaries does not represent more than one tenth

     In addition, Gemplus can acquire shares by any means or  methods in accordance with applicable regulations. In  particular, they may be made, in order of priority:
 •  to reduce the share capital of Gemplus, in value or in the  number of shares;

• to respect the obligations that result from employee

Gemalto	Gemplus
of the total nominal value of its issued share capital; and c. the General Meeting of shareholders authorized the Board of Directors, for a maximum period of eighteen months, to acquire the shares.
stock option plans or other contributions of shares to employees of Gemplus or a partner company;
  •  to respect the obligations that result from debt securities that are exchangeable for instruments of shareholders’ equity;

Gemalto may, without the authorization of the General Meeting of shareholders, and notwithstanding the provisions in points (a) and (b) above, acquire shares of its share capital in order to transfer them to its employees or to the employees of a company in the group.
In General Meeting of shareholders, no voting rights are attached to shares held by Gemalto or its subsidiaries.
The usufructuaries (recht van vruchtgebruik) and lien beneficiaries (pandrecht) on shares held by Gemalto or its subsidiaries have voting rights that correspond to these shares whenever the right of usufruct or the right of lien has been granted to them before these shares are acquired by Gemalto or its subsidiaries.

•  to transfer shares as payment or exchange as part of possible future external growth operations;
•  pursuant to the terms of a liquidity agreement.
Shares acquired by Gemplus may be reduced as specified in the first item above, in value or in number of shares, only with the prior authorization of the General Meeting of shareholders, which must take place after this date.
Pursuant to Article  49-2 of the Luxembourg Law on commercial companies, the maximum number of its own shares that Gemplus may hold following the authorization of the General Meeting of shareholders is 10% of the issued share capital of Gemplus.

Gemalto or its subsidiaries may not exercise their voting rights that correspond to the Gemalto shares on which they have a right of usufruct or lien.
Shares for which voting rights may not be exercised pursuant to Dutch law or the Gemalto articles of association are not taken into account when the quorum is calculated.
The General Meeting of shareholders has the power to decide, on the proposal of the Board of Directors and after taking the applicable regulatory provisions into account, to reduce the issued share capital of Gemalto by canceling Gemalto shares acquired by Gemalto or the certificates representing shares acquired by Gemalto.

Shareholder rights and obligations

Rights of information	Rights of information

The Board of Directors must provide the General Meeting of shareholders with all of the information that the shareholders request, unless the best interests of Gemalto as determined by the Board of Directors dictate otherwise.	Pursuant to Luxembourg company law, shareholders may consult the following documents at the registered offices of Gemplus 15 days before the date of the Annual General Meeting of shareholders

From the date of calling the General Meeting of shareholders through to its closure, shareholders and any persons who are authorized to participate in the	• the balance sheet and the profit and loss account; • the list of public funds, shares, bonds, or other

Gemalto	Gemplus
Meeting must be able to consult certain company documents. A copy of the following documents must be made available to them at the registered offices of Gemalto:
•  the annual financial statements;
•  the report of the Board of Directors; and
•  any other document required by Dutch law.
Any Gemalto shareholder may obtain a certificate from Gemalto at no cost relating to his shares and any restrictions concerning the rights attached to the shares.

Gemplus securities that make up the Gemplus portfolio; •  the list of shareholders who have not fully paid up their shares, with a mention of the number of shares that they own and their place of residence; and
•  the report of the statutory auditors.
The balance sheet and the corporate financial statements, as well as the report of the statutory auditors, must be sent to all shareholders listed in the Gemplus register of shareholders at the same time as the notice of meeting.
Each shareholder has the right to obtain, upon presenting proof of ownership of shares, a copy of the above-mentioned corporate documents at no cost 15  days before the date of the Meeting.

If the conclusion of certain company decisions, such as a change in the company structure of Gemalto, is subject to the prior approval of the General Meeting of shareholders pursuant to Dutch law or the Gemalto articles of association, or if the Board of Directors asks the General Meeting of shareholders to delegate powers to it, the Board of Directors must inform the General Meeting of shareholders, in a prospectus distributed on the Gemalto website, of all facts and circumstances related to the above-mentioned approval or delegation of powers.

Rights to dividends	Rights to dividends

The articles of association stipulate that the distribution of dividends by Gemalto is subject to the approval of the financial statements by the shareholders and evidence of the existence of the sums to be distributed.
Gemalto may distribute dividends only in the event that the amount of shareholders’ equity is higher than the amount of its issued share capital plus its legal reserves.
The Board of Directors determines, in accordance with the Gemalto policy on the constitution of reserves and the distribution of profits, the share of the profit that has been earmarked for the reserves. The amount of the profit is made available to the General Meeting of shareholders, which may either distribute it or defer its distribution in whole or in part.

Pursuant to Luxembourg law, 5% of Gemplus annual net profits must be allocated to non-distributable reserves. This allocation is no longer required when the distributable reserve reaches 10% of the subscribed capital of Gemplus, as indicated in Article  5 of the Gemplus articles of association, or as increased or reduced from time to time pursuant to Article  5 of the Gemplus articles of association.
The General Meeting of shareholders determines, upon the recommendation of the Board of Directors, the modalities for allocating the balance of the annual net profits.
All shares give right to the same distribution of dividends.

Provided that it has obtained, in accordance with the articles of association, the authorization of the General Meeting of shareholders to issue shares, the Board of

Gemalto	Gemplus
Directors may allow shareholders to opt for a distribution of dividends in cash or in shares.

Dividends that are distributed outside of the Netherlands may be paid in cash in a currency (other than the euro) in a country where Gemalto shares are listed for trading on an official, regulated market. The applicable rate of exchange is the rate of the European Central Bank.,	Interim dividends may be distributed in accordance with the terms and conditions set forth in Luxembourg law. The General Meeting of shareholders may authorize the Board of Directors to pay dividends in a currency other than the one in which the financial statements or the balance sheet have been drafted, and to determine the applicable rate of exchange for the conversion of dividends into that currency.

Please refer to Section 2.1.7 for the prospects of a change in the Gemalto dividend distribution policy.

Threshold crossing declarations

Current procedure	Current procedure

Holders of Gemalto shares are subject to notification obligations that stem from the Dutch law of 1996 that governs declarations of holdings in listed companies (Wet melding zeggenschap in ter beurze genoteerde vennootschappen 1996) (the “Act on the Disclosure of Major Holdings”). Pursuant to the Act on the Disclosure of Major Holdings, any person who, either directly or indirectly, comes to acquire or transfer a holding in the share capital and/or the voting rights of Gemalto must inform Gemalto of this fact as soon as possible and, if the result of this acquisition or transfer is that the percentage of the holding in Gemalto’s share capital or voting rights held by this person, is in a bracket other than the one where he was before the acquisition or transfer, the necessary forms must be filed with the Dutch securities and exchange authority. The holding brackets provided for in the Act on the Disclosure of Major Holdings are currently as follows: 0 to 5%, 5 to 10%, 10 to 25%, 25 to 50%, 50 to 66 2/3%, and >  66 2/3%.
The term “share” in the sense of the Act on the Disclosure of Major Holdings includes shares represented by certificates of deposit and the rights that stem from offers to buy shares or shares represented by certificates of deposit.

Anyone who acquires or transfers Gemplus shares (or other securities representing Gemplus shares, especially American Depositary Shares or Global Depositary Shares) and whose percentage of voting rights is consequently equal to or greater than 2%, or any multiple of this percentage, of the total number of existing voting rights at the time of the acquisition or transfer in question, must notify Gemplus within eight days of the proportion of voting rights that he holds following the acquisition or transfer.
The criteria for determining the voting rights that are held by a shareholder are defined by the Law of December  4, 1992, on information that must be published when a major holding in a listed company is acquired or transferred.
     If a shareholder crosses one of the above-mentioned thresholds without informing Gemplus, the company may suspend any rights attached to his shares, in particular voting and dividend rights, until the shareholder informs Gemplus or Gemplus receives sufficient proof that such information is not required.
Gemplus shareholders are also bound by obligations to inform when they cross the thresholds of 10%, 20%, 1/3, 50%, and 2/3  of the total number of existing voting rights at the time of the situation that gives rise to the declaration, following an acquisition or transfer of Gemplus shares in accordance with the law of December  4, 1992, concerning major holdings. Pursuant to this law, anyone who, either directly or through an intermediary, acquires or transfers a holding that corresponds to the above criteria and leads to a change in the ownership of Gemplus voting rights, must inform both the Commission de Surveillance du Secteur Financier in Luxembourg and Gemplus within seven calendar days.

Gemalto	Gemplus

Proposed new procedure

On July 3, 2003, a bill was submitted in the Netherlands to replace the Act on the Disclosure of Major Holdings. The bill is called the “Act on the Disclosure of Voting Rights and Major Holdings in Listed Companies” (Wet Melding Zeggenschap en Kapitaal belang in Effectenuitgevende Instellingen) (the “Act on Disclosures”) and is currently being discussed in Parliament; it should go into effect in the summer of 2006. The bill, ministerial memoranda, and a draft implementation decree (Besluit ter uitvoering van de Wet Melding Zeggenschap en Kapitaal belang in Effectenuitgevende Instellingen) will make the following modifications concerning disclosure obligations for shareholders in Dutch listed companies:

•  Gemalto shareholders would be required to inform the Dutch securities and exchange authority within four weeks if, at midnight on December  31, the composition of their substantial holdings in relation to their previous notification has changed due to (i)  the conversion of a “potential” holding into an effective holding (for example, the conversion of a convertible bond into shares) or (ii)  the exercise of rights in accordance with an acquisition of voting rights agreement or vice versa; and

•  Gemalto shareholders would be required to inform the Dutch securities and exchange authority each time that the percentage of their holding of share capital or voting rights becomes higher or lower than the new thresholds of 5%, 10%, 15%, 20%, 25%, 30%, 40%, 50%, 60%, 75%, or 95% of authorized and issued Gemalto share capital.

Takeover bids	Mandatory takeover bids

Dutch legislation currently in effect does not require a shareholder who crosses a certain threshold of ownership of share capital or voting rights in a company to file a takeover bid for all or part of the shares of that company.
However, when the European directive on takeovers (No. 2004/25/EC) (the “Takeovers Directive”) is transposed in the Netherlands, a shareholder who crosses a certain threshold of share capital or voting rights in a company will be required to file a takeover bid on all the remaining shares without exception. The bill of December  23, 2005, implementing the Takeovers Directive sets this threshold at 30%.

Through the Law of May  19, 2006, Luxembourg transposed Directive 2004/25/EC of the European Parliament and Council of April  21, 2004, concerning takeovers (the “Act on Takeovers”).
In accordance with this law, which is applicable to takeover bids on securities issued by Gemplus whenever an individual or legal entity obtains (acting either solely or jointly) Gemplus securities which, in addition to all the shares that he and anyone acting jointly with him already hold, grant him either directly or indirectly voting rights of more than 33 1/3% (which is the threshold established by law that determines control), that person or entity is required to make an obligatory takeover bid for all Gemplus shares in circulation. The obligation to launch such a bid ceases to be applicable when control has been acquired following a voluntary bid that has been made in

Gemalto	Gemplus
However, the Gemalto articles of association stipulate that anyone who is required, pursuant to the Act on the Disclosure of Major Holdings, to notify Gemalto that it owns shares or voting rights in Gemalto above a threshold of 25% (or, once the Act on the Disclosure of Major Holdings is repealed and the Act on Disclosures goes into effect, a threshold of 33%) (the “Holder of a Major Holding”) may not exercise the voting rights attached to any of his shares unless he has launched an unconditional takeover bid (or taken the steps to launch such a bid) to acquire, at a fair price, all Gemalto shares that have been issued and are in circulation as well as any financial instruments issued and in circulation that give access to Gemalto capital or voting rights.

accordance with the Act on Takeovers to all owners of shares for their entire holding.
The obligatory bid must be made at a fair price, which is defined as the highest price paid for the same shares by the bidder (or those acting jointly with him) for the 12-month period preceding the obligatory takeover bid.

The Gemalto articles of association also stipulate that any shareholder who is considered to be the Holder of a Major Holding may, instead of launching a takeover bid as described above, request that Gemalto appoint one or more persons who agree to commit themselves unconditionally to acquiring the number of shares held by the Holder of a Major Holding above the threshold of 25% (or 33%, as the case may be) in exchange for the payment of a cash price that is set by an expert third party appointed jointly by Gemalto and the Holder of a Major Holding or, if an agreement cannot be reached between the above parties within ten days from the request to appoint an acquiring party, by the President of the Dutch Institute of Certified Accountants (Koninklijk Nederlands Instituut van Registeraccountants). The Holder of a Major Holding will maintain the power to withdraw his request at any time and/or refuse to sell the shares in the request that was addressed to Gemalto. In each of these cases, voting rights are suspended until the Holder of a Major Holding launches a takeover bid as described above. If Gemalto does not satisfy the request of the Holder of a Major Holding within three months of the reception of the said request, the Holder of a Major Holding will regain the right to exercise his voting rights. In this event, he is considered to have initiated a takeover bid.	Since Gemplus shares are listed for trading on Euronext France, the competent authority for the oversight of the bid is the French Autorité des marchés financiers. It is in particular the competent authority for deciding questions of consideration for the bid, including the price, the bidding process (especially information on the decision of the bidder to make a bid), the content of the offer document, and any information on the bid itself. All questions related to company rights, especially the percentage and voting rights which give control and dispensations from the obligation to launch a bid as well as the conditions under which an administrative and executive entity of the company in question may undertake an action that could cause the failure of the bid, remain subject to Luxembourg law and the competent authority as well as the Commission de Surveillance du Secteur Financier of Luxembourg.
A shareholder who owns shares which must, pursuant to the Act on the Disclosure of Major Holdings or, after it goes into effect, the Act on Disclosures, be taken into account by the Holder of a Major Holding (the “Co-Holder of a Major Holding”), must notify Gemalto

Gemalto	Gemplus
immediately of his identity and the identity of any Holder of a Major Holding. The Holders of a Major Holding must immediately notify Gemalto of the existence of any Co-Holder of a Major Holding. Any Co-Holder of a Major Holding is deprived of the voting rights attached to his shares unless the Co-Holder of a Major Holding or the Holder of a Major Holding concerned initiates or prepares the initiation of a takeover bid as described above.

If a shareholder owns shares under his activities as a depository and if the shares must, pursuant to the Act on the Disclosure of Major Holdings or, after it goes into effect, the Act on Holdings, be taken into account by the Holder of a Major Holding, then this depository is deprived of the voting rights attached to his shares as of the date on which he is so notified by Gemalto until the date on which Gemalto notifies him that his voting rights may once again be exercised. This suspension of voting rights is not applicable if the Holder of a Major Holding initiates a takeover bid.

The obligations in the above paragraphs do not apply either to Gemalto or anyone who has been exempted from them in accordance with the conditions and restrictions determined by the Board of Directors, taking into account the interest of all shareholders and anyone else who, pursuant to applicable laws and articles of association, is associated with Gemalto. This dispensation may be granted only in the event that the Board of Directors considers that it is necessary to facilitate the ordered placement of the shares that led to the crossing of the threshold of 25% (or 33%, as the case may be).

Squeeze-out proceedings	Squeeze-out proceedings

Under the terms of Article 2:92a of the Dutch Civil Code, a shareholder who holds at least 95% of issued Gemalto share capital on his own behalf may undertake proceedings with the other Gemalto shareholders (gezamenlijke andere aandeelshouders) to transfer the shares they own. The proceedings will be brought before the Commerce Division of the Amsterdam Court of Appeal (ondernemingskamer van het gerechtshof te Amsterdam) and must be undertaken via a writ of summons served upon the minority shareholders in accordance with the provisions of the Dutch Code of Civil Procedure (Wetboek van Burgerlijke Rechtsvordering). If the request for a squeeze-out is accepted, it will be binding on all minority shareholders. The Commerce Division determines the price to be paid for the shares, if necessary after the appointment of one or three experts who will advise the Commerce Division on the value of the shares that are to be transferred. Once the transfer order is given by the Commerce Division, the acquirer of the shares must notify in writing the
Subject to application of French offer regulation, under Luxembourg law following a bid addressed to all Gemplus shareholders for all of their securities, the bidder owns shares representing at least 95% of Gemplus capital with voting rights and 95% of Gemplus voting rights, he may require that all remaining minority shareholders sell him their securities for a fair price. The right to a squeeze-out may be exercised within the three months after the end of the acceptance period made to all shareholders. The bid offered must offer a cash-only option as an alternative.
Subject to application of French offer regulation, under Luxembourg law following the bid, the bidder (acting solely or jointly with others) owns shares that give him more than 90% of Gemplus voting rights, each minority shareholder may require that the bidder buys out the shares for a fair price, with the owner being given the option to have this payment made in cash.

Gemalto	Gemplus
owners of the shares concerned if he has their address that he is seeking to buy of the acquisition price and the place and date of payment. Unless the acquirer knows the addresses of all of the minority shareholders, he must publish this information in a daily newspaper that is distributed nationwide.

Once the Takeovers Directive has come into effect, the regulations concerning squeeze-outs will be replaced. The law for the implementation of the Takeovers Directive expressly confirms that the initiator of a takeover bid has the right to undertake squeeze-out proceedings once he owns 95% of the issued share capital and voting rights on his own behalf. A squeeze-out request must be filed with the Commercial Division in the three months that follow the takeover bid period. If the Commercial Division accepts the request, it determines a fair price to be paid for the shares. In the event of a squeeze-out, the price offered for the shares under the bid is, in principle, assumed to be a fair price for the needs of the squeeze-out. In the event of a voluntary takeover bid, the price proposed under the bid is also, in principle, assumed to be a fair price for the needs of the squeeze-out, provided that 90% of the shares that were targeted in the bid have been acquired at this price under the offer. Nonetheless, the Commerce Division may decide to appoint one or three experts in order to value the shares targeted. In the event that the initiator of the bid does not undertake squeeze-out proceedings, the bill for the transposition of the Takeovers Directive gives the right of buyout to minority shareholders who did not agree to the takeover bid, provided that the initiator of the bid has acquired at least 95% of capital representing at least 95% of voting rights. The same procedure as provided under the squeeze- out undertaken by the initiator applies to the determination of the transfer price of the shares owned by the minority shareholders. The buyout request issued by the minority shareholders must also be filed with the Commerce Division in the three months following the takeover bid period.

Investigations	Investigations

The Commerce Division may appoint one or more experts to investigate Gemalto management upon the request of the following persons:
•  one or more shareholders or holders of certificates representing shares who jointly represent the lower of the two following amounts: (i)  10% of Gemalto share capital or (ii)  a nominal value of €225,000 (or any other lower amount specified in the Gemalto articles of association);

In accordance with Article  154 of the Luxembourg law (amended) on commercial companies of August  10, 1915, the “Tribunal d’Arrondissement that handles commercial matters” may, in exceptional cases and on the request of shareholders who own one fifth of Gemplus stock, appoint one or more statutory auditors by writ who will be charged with examining the Gemplus registers and financial statements.
The court will hear the parties in closed session and render its decision publicly.

• any person who has the right to request an investigation into Gemalto management pursuant to	The order will indicate the questions that are part of the investigation and set the amount to be paid in advance on

Gemalto	Gemplus
the Gemalto articles of association or an agreement with Gemalto;
•  an employees’ association that has been a legal entity for at least two years and of which some members are Gemalto employees and whose object is the defense of its members’ interests; and
an escrow account to cover the payment of legal fees. These fees may be included with those from the procedures that take place due to the findings of the investigation. The report will be listed in the Commercial Register.
• the attorney general.
The request to initiate an investigation is admissible if the person requesting it has given prior written notice to the Gemalto Board of Directors of his criticisms of Gemalto management and has given the Board of Directors reasonable time to examine the criticisms and take the necessary measures.

The Commerce Division will order an investigation only if it has serious reasons to believe that Gemalto is being mismanaged.

Form of shares

Gemalto’s articles of association stipulate that all Gemalto shares are issued in registered form. They are recorded in the shareholders’ register, and thus it is not necessary to issue a certificate as proof of ownership.	All Gemplus shares are issued in registered form. They are recorded in the shareholders’ register. A share certificate as proof of ownership may be issued upon request.

Double voting rights

According to Gemalto’s articles of association, only one voting right is attached to each Gemalto share.	According to the company’s articles of association, each Gemplus share gives the right to one vote.
No double voting rights may be granted.

Interest in the event of late payment for the nominal value of shares

Gemalto shareholders are not required to pay interest in the event of late payment of the nominal value of their Gemalto shares.

Miscellaneous

Under the terms of the general rules of Dutch corporate law, a company and the persons connected to it pursuant to the law or its articles of association are required to act in a reasonable and fair manner toward one another pursuant to the provisions of the Dutch Civil Code. In particular, Gemalto must ensure that the various legitimate interests represented are respected and must settle conflicts of interest between minority shareholders, majority shareholders, and Gemalto.
Actions contrary to the above-mentioned provisions may be settled before the courts.

2.4.16.  Brokerage fees and remuneration of intermediaries

With the exception of the information provided below, no fees shall be reimbursed and no commission will be paid to any intermediary or any person soliciting the tender of Gemplus shares in the Offer.

If the Gemplus shareholders who tender their shares in the Offer have to pay brokerage fees, Gemalto will not assume any or all of these brokerage fees. Likewise, the Gemplus shareholders will not be reimbursed for any brokerage fees owed if the Offer is withdrawn or declared unsuccessful for any reason.

Financial intermediaries will be allocated a remuneration, excluding tax, set at €0.0171 per share, with a minimum of €8 and a maximum of €100 per account. No remuneration shall be allocated to financial intermediaries in the event the Offer is declared unsuccessful for any reason and, in any event, no remuneration will be allocated for tendering in the Offer Gemplus shares held by said financial intermediaries.

2.4.17.  Tax treatment of the Offer and the shares remitted in exchange (tax residents of France)

Investors’ attention is called to the fact that the information provided below is only a summary of the tax rules currently applicable and does not constitute legal or tax advice or opinions. Therefore, it is recommended that investors consult immediately their usual tax advisor in order to determine the tax treatment applicable to their individual situation and notably to the acquisition, ownership, or transfer of shares of the company.

Moreover, the information contained in this Section 2.4.17 covers only the situation of persons who are tax residents of France. Persons who are not tax residents of France are invited to consult their tax advisor for information on the tax treatment applicable.

2.4.17.1.  Tax treatment of the Offer

Individuals who are tax residents of France and hold Gemplus shares in their private holdings and who do not conduct market transactions under conditions similar to those that characterize the activities performed by a person who is a professional in these types of transactions

Pursuant to Article 150-0 B of the General Tax Code, the capital gain or loss from the exchange of Gemplus shares for Gemalto shares in the Offer is not included in establishing the income tax for the year of the exchange, as this exchange is interim in nature with regard to the income tax.

The result is that:

•	the tax deferral applies automatically without a request from the taxpayer; the exchange gain or loss is not recorded and is not declared; and

•	the exchange transaction is not included in the determination of the annual deduction on sales of securities stipulated in Article 150-0 A of the General Tax Code (currently set at 15,000 euros).

The tax deferral expires at the time of the sale, purchase, redemption or cancellation of the shares received in exchange.

The net gain or loss realized at the time of the subsequent sale of the shares received in the exchange shall be calculated on the basis of the tax code price of the shares remitted in exchange in the Offer, and taxed in accordance with the rules described in Section 2.4.17.2.2 — “Tax treatment of the shares remitted in exchange” if the amount of the sales of securities and other rights or securities described in Article 150-0 A of the General Tax Code made by the members of the tax household during the same year exceeds an annual threshold currently set at 15,000 euros.

Individual tax residents of France holding their shares within a Stock Savings Plan (PEA)

Persons who hold shares within a stock savings plan instituted by Law 92-666 of July 16, 1992 (“PEA”) may participate in the Offer. They must show the shares received in exchange in their PEA.

These persons shall benefit from an income tax exemption on this exchange, provided that they meet the conditions for application of the PEA rules, which take into account the duration of the plan. It is specified that, at the time the PEA is closed (if this occurs more than five years after the PEA is opened) or at the time of a partial withdrawal (if this occurs more than eight years after the PEA is opened), the net gain realized since the opening of the plan is eligible for an income tax exception, but remains subject to the following:

•	the general social security contribution of 8.2%;

•	the contribution for repayment of the social security debt of 0.5%;

•	the social security withholding of 2%; and

•	the surtax on the 2% social security withholding at the rate of 0.3%.

The effective rate of these contributions will vary based on the date on which the gain has been acquired or recorded.

Losses suffered in the PEA are in principle chargeable only against gains in the same framework; however, if (i) the PEA is closed early before the end of the fifth year, or (ii) under certain conditions (stipulated in Article 150-0 A II 2 bis of the General Tax Code), the PEA is closed after the expiration of the fifth year when the net asset value of the plan is less than the amount of the contributions made to the plan since it was opened, the losses recorded, if any, are chargeable against the gains of the same time realized during the same year or the following ten years, provided that the aforementioned annual threshold for the sale of securities is exceeded in the year in which the loss is realized.

Legal entities that are tax residents of France and subject to corporate income tax

Pursuant to Article 38-7 of the General Tax Code, the gain or loss resulting from the exchange of the Gemplus shares for Gemalto shares in the Offer will be included in the results for the year in which the shares received in exchange are sold.

The profit or loss resulting from the subsequent sale of the shares received in exchange shall be determined in relation to the value of the shares tendered in the Offer from a fiscal standpoint in the books of the tendering legal entity, and taxed under the rules described in Section 2.4.17.2.2 — “Tax treatment of the shares remitted in exchange”. If these securities are excluded from the regime for long-term gains, the holding period of the securities received in exchange is assessed as of the date of acquisition of the securities remitted in exchange.

Under the terms of Article 54 septies of the General Tax Code, specific declaration obligations are required of legal entities that benefit from the tax deferral of Article 38-7 of the General Tax Code. If such obligations are not met, a fine equal to 5% of the amount of the results issued is applicable.

2.4.17.2.  Tax treatment of the shares remitted in exchange

The following provisions give a general summary of the main tax implications that may apply to Gemalto shareholders residing in France for tax purposes (the “Shareholders”) under the terms of the tax treaty signed between France and the Netherlands (the “Treaty”) on March 16, 1973, for the avoidance of double taxation and prevention of fiscal evasion with respect to taxes on income and capital. Their purpose is not to describe all the potential tax implications of investing in the Company’s shares. These provisions reflect Dutch and French tax laws currently in force but which may be subject to change, possibly with retroactive effect.

Investors should consult their own tax advisors about the tax requirements that apply to their particular case and notably in the case of the acquisition, ownership or transfer of shares.

2.4.17.2.1.  Dutch taxation

Withholding tax

Dividends distributed by Gemalto generally are subject to a withholding tax imposed by the Netherlands at a rate of 25%. The term “dividends distributed by Gemalto” as used herein includes, but is not limited to:

•	distributions in cash or in kind, deemed to be made or made;

•	income resulting from the liquidation of Gemalto, a reduction in its paid-up capital (gestort kapitaal) or, as a general rule, income from the purchase of its own shares by Gemalto (for the fraction that exceeds the average amount of the contributions, as defined by Dutch law governing the dividend withholding tax);

•	The par value of shares issued to a shareholder or an increase of the par value of already issued shares, to the extent that it does not appear that a contribution for an equivalent amount (as defined by Dutch law governing dividend withholding) has been made or will be made;

•	Partial repayment of paid-up capital (gestort kapitaal) which (i) is not recognized as such for Dutch dividend withholding tax purposes or (ii) is recognized as such for Dutch dividend withholding tax purposes, if and to the extent that there are net profits (zuivere winst) within Gemalto, unless the General Meeting of Gemalto shareholders has resolved in advance to make such repayment and provided that the par value of the shares concerned has been reduced by an equal amount by way of an amendment to the bylaws.

Shareholders residing in a country other than the Netherlands may, if provided by an applicable tax treaty, be eligible for a full or partial exemption from Dutch dividend withholding tax.

Under the Treaty, a shareholder who is paid dividends by Gemalto and who is not residing in the Netherlands and is a resident in France may generally receive a reduction in the rate of Dutch dividend withholding tax from 25% to 15% or, in the case of certain qualified shareholders owning at least 25% of the capital of Gemalto, a reduction in the rate of Dutch dividend withholding tax to 5%, unless the shares held by the French resident are attributable to a business operating fully or partially through a permanent establishment or representative in the Netherlands.

According to an anti-dividend stripping provision, no exemption from or reduction or refund of Dutch dividend withholding tax will be granted if the recipient of a dividend is not considered to be the beneficial owner of such dividend under Dutch tax law.

Taxes on income and capital gains

No Dutch income tax (including that on capital gains) is payable by a Shareholder in respect of any income derived or gain realized on the disposal of shares. Exceptions apply if the shareholder:

•	is a Dutch resident (or deemed a resident) as defined by Dutch tax law provisions, or

•	is an individual who opts to be taxed as a Dutch resident, or

•	is an individual who performs other activities in respect of shares in the Netherlands (including, without limitation, activities which are beyond the scope of normal investment activities), or

•	has an enterprise (or an interest in an enterprise) which is either (a) managed in the Netherlands or (b) in whole or in part, carried on through a permanent establishment or representative in the Netherlands to which the shares are attributable, or

•	has a substantial interest (or a deemed substantial interest) (aanmerkelijk belang) in Gemalto and this interest does not belong to the assets of an enterprise.

Gift or inheritance taxes

No Dutch gift or inheritance tax is payable upon the transfer, free of charge (inter vivos or due to death), of Gemalto shares made at the initiative of a Shareholder or on the death of the Shareholder. Exceptions may apply if:

•	the Shareholder is a Dutch resident (or deemed a resident) for the purposes of the relevant Dutch tax law provisions, or

•	at the time of the gift or death, the Shareholder has an enterprise (or an interest in an enterprise) which is either (a) managed in the Netherlands or (b) in whole or in part, carried on through a permanent establishment or representative in the Netherlands to which the shares are attributable, or

•	the shares are acquired by way of a gift from a shareholder who dies within 180 days after the gift and who was not at the time of the gift, but is at the time of his death, a Dutch resident (or deemed a resident).

For the purposes of Dutch gift or inheritance tax, an individual who holds Dutch citizenship is deemed to be a Dutch resident if he has been a Dutch resident at any time during the 10 years preceding the date of the gift or his death.

For the purposes of Dutch gift tax, an individual who does not hold Dutch citizenship is deemed to be a Dutch resident if he has been a Dutch resident at any time during the 12 months preceding the date of the gift.

Tax on revenues

No Dutch turnover tax is payable by Gemalto in respect of financial rights attached to shares, or by a shareholder in consideration for the acquisition of shares (through an issue or transfer of shares).

Other taxes and duties

No Dutch stamp or recording tax (other than court fees) is payable in connection with the issue or disposal of Gemalto shares, or on the fulfillment by Gemalto of its commitments to its shareholders or the implementation by shareholders of the rights attached to shares.

2.4.17.2.2.  French tax treatment

A.  Individuals holding shares in their private holdings who do not execute trading transactions on a regular basis

(a) Dividends

The dividends paid by Gemalto are subject to income tax in France under the following conditions:

Shareholders may claim a tax credit on the total amount of French income tax, in accordance with article 24-B of the Treaty. The amount of this tax credit corresponds to the amount of Dutch withholding tax levied on these dividends, or 15/85ths of the net amount of the dividends.

Net dividends received, plus any tax credit attached to these dividends, are taken into account to calculate the taxpayer’s total income in the category of tax on income from investments in securities, after deduction of a tax allowance equal to 40% of the amount of the dividends.

The amount calculated on this basis, minus a total annual tax allowance of €3,050 for married couples filing a joint tax return as well as for partners in a civil solidarity pact as defined in article 515-1 of the French Civil Code filing a joint tax return, and €1,525 for single persons, widowers, divorced persons or married couples filing separate tax returns, is subject to income tax calculated on the progressive scale. For this purpose, the 40% tax allowance applies before the €1,525 or €3,050 annual tax allowance.

Dividends are also subject, before taking any tax allowances into account, to:

•	general social security tax (contribution sociale généralisée) of 8.2%, 5.8% of which is deductible from total taxable income;

•	social withholding (prélèvement social) of 2%, which is not deductible from income tax;

•	a tax to reduce the social security debts (contribution pour le remboursement de la dette sociale) of 0.5%, which is not deductible from income tax;

•	a surtax of 0.3% on the 2% social withholding, which is not deductible from income tax.

Taxpayers domiciled in France for tax purposes within the meaning of article 4 B of the French General Tax Code may benefit from a tax credit in respect of these dividends equal to 50% of the total amount of dividends received. This tax credit is capped at an annual level of €230 for married couples filing a joint tax return and for partners under a civil solidarity pact as defined in article 515-1 of the French Civil Code filing a joint tax return and at p€115 for single persons, widowers, divorced persons or married couples who file separate tax returns. The surplus tax credit not ascribed to income tax will be refunded.

(b) Capital gains

All capital gains are subject to income tax if the total amount of marketable securities sold during the calendar year exceeds €15,000 at the level of the tax household (foyer fiscal). Capital gains are subject to income tax at the rate of 16%, plus:

•	general social security tax (contribution sociale généralisée) of 8.2%, which is not deductible from income tax;

•	social security withholding (prélèvement social) of 2%, which is not deductible from income tax;

•	a tax for reducing social security debts (contribution pour le remboursement de la dette sociale) of 0.5%, which is not deductible from income tax;

•	a surtax of 0.3% on the 2% social security withholding, which is not deductible from income tax.

Pursuant to article 150-0 D bis of the General Tax Code, capital gains arising from the disposal of securities benefit, under certain conditions, from a tax allowance equal to one-third of the capital gain per year after the fifth year, entailing a full tax exemption after eight years.

Capital losses may be set off against capital gains of the same type realized during the same year, and possibly for the next 10 years, provided that the aforementioned disposal threshold has been exceeded during the year these capital losses were incurred.

In order to apply these provisions, capital gains of the same type include, in particular, net gains taxable upon early closure of a share savings scheme (plan d’épargne en actions or “PEA”) before the end of the fifth year.

(c) PEA share savings scheme

Shares issued by French companies and companies established in another member state of the European Union and which are subject to corporate tax or any similar tax are normally eligible to be held in a PEA, regulated by law nº 92-666 of July 16, 1992.

Subject to certain conditions, the dividends received and the capital gains realized are exempt from income tax but remain subject to the social levy, the general welfare tax, the tax for reducing social security debts and the special contribution of 0.3%.

As of January 1, 2005, dividends paid in respect of shares held in a PEA benefit from a tax credit equal to 50% of their value, capped at €115 or at €230 (see above). These revenues must be declared in the tax return.

The tax credit is charged against income tax due in respect of the year in which the income was generated (and is not paid on the PEA). The tax credit is applied after the tax reductions mentioned in articles 199 quater B to 200 of the General Tax Code, other tax credits and deductions not at source. If the amount of the tax credit is higher than the tax due, its value is refunded.

The table below summarizes the different taxes applicable on the basis of the closing date of the PEA:

	Social			Special	Income
Duration of the PEA	Levy	C.S.G.	C.R.D.S.	Contribution	Tax	Total

Less than 2 years	2.0%	8.2%	0.5%	0.3%	22.5%	33.5	%(1)
Between 2 and 5 years	2.0%	8.2%	0.5%	0.3%	16.0%	27.0	%(1)
More than 5 years	2.0%	8.2%	0.5%	0.3%	0.0%	11.0%

(1)	Out of the full amount where the threshold has been exceeded.

Capital losses incurred as part of a PEA may not be set off against capital gains realized as part of a PEA. However, in the event of (i) early closure of the PEA before the end of the fifth year or (ii) under certain conditions of closure of the PEA after the end of the fifth year if the liquidation value of the PEA since the opening of the plan, losses recognized during the same year, or for the next 10 years, provided that the aforementioned annual disposal threshold has been exceeded during the year these capital losses were incurred.

(d) Wealth taxes

The Gemalto shares held by individuals are included in their taxable assets subject, if applicable, to the wealth tax.

(e) Gift or inheritance taxes

Subject to the provisions of international treaties, shares in Gemalto acquired by way of an inheritance or gift are generally subject to inheritance or gift tax in France if the donor or the deceased is domiciled in France for tax purposes at the time of the gift or his death, or if the beneficiary or donor is domiciled in France for tax purposes at the date the shares are transferred or was domiciled in France for at least six of the 10 years preceding the year he receives the Gemalto shares.

B.  Legal entities liable for the corporate income tax

(a) Dividends

Dividends paid by Gemalto are subject to corporation tax in France under the following conditions:

Pursuant to article 24-B of the Treaty, the shareholder benefits from a tax credit imputed against the amount of French corporation tax. The amount of the conventional tax credit corresponds in principle to the amount of Dutch withholding tax levied on these dividends (as described above) and may not exceed the amount of French corporation tax relating to these dividends. No surplus tax credit can be imputed against French taxes due on other sources of revenues nor can it be repaid or deferred.

Dividends received, including the tax credit attached, are subject to French corporation tax at a rate of 33 1/3%, plus a social security contribution of 3.3% of the gross amount of corporation tax on amounts exceeding €763,000 per 12-month period is also applicable.

However, for companies with revenues of less than €7,630,000 and, if their capital is fully paid up and at least 75% of their capital has been continuously held by individuals or companies fulfilling all of these criteria, the rate of corporation tax is set at 15% for the first €38,120 of taxable profits per 12-month period. These companies are exempt from the aforementioned social security contribution of 3.3%.

— Legal entities benefiting from the parent company-subsidiary tax regime

Legal entities which meet the conditions set out in articles 145 and 216 of the General Tax Code may, upon election, exclude dividends received from their taxable income in application of the parent company-subsidiary tax regime. Article 216 I of the General Tax Code provides for the inclusion in the taxable income of the recipient of the dividends of a share of its costs and expenses set at 5% of the amount of dividends received, including the conventional tax credit. However, this inclusion of costs may not exceed, for each fiscal year, the total amount of the costs and expenses of any kind paid by the recipient of the dividends during the same period.

In the context of this tax regime, the conventional tax credit attached to dividends received is not deductible from corporation tax.

(b) Capital gains

Capital gains on the disposal of shares in a portfolio are currently subject to income tax at the normal rate of 33 1/3% (or, if applicable, at the rate of 15% up to the limit of €38,120 per 12-month period for companies fulfilling the conditions described above) and, if applicable, the aforementioned social security contribution of 3.3%.

However, in accordance with the provisions of article 219-I-a quinquies of the CGI, net capital gains resulting from the disposal of participating interests which have been held for more than two years are subject to long-term capital gains tax.

Participating interests consist primarily of shares (other than shares in real estate companies) having such characteristics for accounting purposes and shares acquired through a public offer or exchange offer by the initiating company, as well as shares which are eligible for the parent company tax regime as mentioned in Articles 145 and 216 of the General Tax Code, or if their tax basis is at least equal to €22.8 million.

Capital gains on participating interests are subject to corporation tax at the reduced rate of 8%, plus the aforementioned social security contribution of 3.3%. Capital gains realized during tax years beginning on or after January 1, 2007, shall be exempt from corporation tax except for a portion of costs and expenses equal to 5% of the net capital gain realized that will be subject to corporation tax at the normal rate.

Losses realized on the sale of shares acquired since January 2005 which are governed by the rules of long-term gains defined in Article 219-I-a quinquies of the General Tax Code may not be charged or deferred, but should be able to be included in the calculation of the aforementioned portion of costs and expenses.

2.4.18.  Tax treatment of the Offer and the Gemalto shares remitted in exchange (certain tax residents of the United States of America)

You may be subject to US taxation on our shares you receive in the offer.

Our acquisition of Gemplus shares should be a taxable transaction for US federal income tax purposes. As a result, you should recognize gain or loss equal to the difference between (i) the fair market value, as of the date of the exchange, of our shares that you are receiving from us in this offer, plus any fee paid by Gemalto on behalf of the holders of Gemplus American depositary shares for withdrawal of the underlying Gemplus shares and any cash paid in lieu of fractional shares, and (ii) your adjusted tax basis in the Gemplus shares or American depositary shares that you deliver to us in exchange. The deductibility of capital losses is subject to limitations. See Section 2.4.18.1 — “US Federal Income Tax Considerations” and Section 2.4.18.2 — “Consequences of Participation in the Offer.”

If Gemplus was a “passive foreign investment company” (“PFIC”) during your ownership period, you may be subject to additional US tax liability. You should consult your own tax advisers concerning the application of the PFIC rules.

Gemplus could have been a PFIC for US federal income tax purposes in the past. US holders of Gemplus shares and American depositary shares should consult their advisors concerning this issue. Based on the information available to us, we do not believe that Gemplus will be a PFIC in 2006 but this conclusion is a factual determination made annually and thus may be subject to change. If Gemplus were a PFIC in any year when you owned the shares or American depositary shares that you are exchanging in this offer and you have not previously made a mark-to-market election under the PFIC rules, then you may be subject to additional US tax liability in connection with the offer. No cash will be received by you in connection with the offer, except for cash paid in lieu of fractional shares, and no assurance can be given that the cash distributions received with respect to Gemplus shares or American depositary shares prior to the exchange will be sufficient to satisfy such tax liability (cf.  Section 2.4.18.3 — “Gemplus Passive Foreign Investment Company Considerations”). You should consult your tax advisor about the application of the PFIC rules in light of your particular circumstances.

If Gemalto is a PFIC, you may be subject to additional US tax liability. You should consult your own tax advisers concerning the application of the PFIC rules.

We believe that Gemalto shares will not be treated as stock of a PFIC for US federal income tax purposes, but this conclusion is a factual determination made annually and thus may be subject to change. In general, Gemalto will be a PFIC with respect to a US holder if, for any taxable year in which the US holder held Gemalto shares, either at least 75% of the gross income of Gemalto for that taxable year is passive income or at least 50% of the value of Gemalto’s assets held during that year is attributable to assets that produce or are held for the production of passive income. If Gemalto is treated as a PFIC in any taxable year, certain adverse consequences could apply to you. You should consult your own tax advisor about the application of the PFIC rules with respect to Gemalto shares.

2.4.18.1.  US federal income tax considerations

The following summary discusses material US federal income consequences to US persons of participation in the offer and of the ownership or disposition of Gemalto shares acquired as a result of such participation. The summary is not binding upon the Internal Revenue Service or any court. Accordingly, there can be no assurance that the Internal Revenue Service will not contest the conclusions expressed therein or that a court will not sustain such contest. Neither we nor our counsel have made any independent factual or accounting determinations, including determinations concerning the status of Gemplus or Gemalto as a PFIC. This discussion is based upon the provisions of US federal income tax law, as in effect on the date of this prospectus, which may change possibly with retroactive effect. For purposes of this discussion, the term “Gemplus shares” includes Gemplus American depositary shares, except as context indicates otherwise.

This discussion applies to you only if you are a beneficial owner of Gemplus shares who holds such shares as capital asset and are, for US federal income tax purposes: (i) an individual citizen or resident of the United States; (ii) a corporation, or other entity treated as a corporation, created or organized under the laws of the United States or of any political subdivision thereof; (iii) an estate the income of which is subject to US federal income taxation regardless of its source; or (iv) a trust if a US court is able to exercise primary supervision over its administration and one or more US persons have the authority to control all substantial decisions of the trust, or if the trust was in existence on August 20, 1996 and elected to continue to be treated as a US person. This discussion does not address all of the US federal income tax considerations applicable to US holders that are subject to taxation by any non-US jurisdiction. Such persons should consult their own tax advisor.

This discussion does not address all aspects of US federal income taxation that may be relevant to you in light of your particular circumstances or if you are subject to special rules, including:

•	persons who acquired Gemplus shares pursuant to the exercise of an employee share option or otherwise as compensation;

•	persons holding Gemplus shares as part of a straddle, hedge or conversion transaction;

•	persons who, actually or constructively, own or have owned at any time during the five year period ending on the date of the completion of the offer 10% or more of Gemplus shares or will own 10% or more of Gemalto shares, whether measured by voting power, value or number of shares;

•	persons whose functional currency for US federal income tax purposes is not the US dollar; • partnerships or other entities classified as partnerships for US federal income tax purposes; • non- US persons; • persons liable for the alternative minimum tax; or

•	tax-exempt organizations banks, insurance companies, broker-dealers, and certain other financial institutions.

In addition, this discussion does not address any aspects of state or local taxation or any aspect of US federal taxation other than federal income taxation.

This discussion is based on certain representations made by Axalto and assumes that the offer will be completed in the manner contemplated by this prospectus. If this assumption or any of such representations is inaccurate or incomplete, the tax consequences of the offer could differ from those described herein. Neither Gemalto nor Gemplus intends to obtain a ruling from the US Internal Revenue Service (the “IRS”) regarding the tax consequences of the offer.

You are urged to consult your own tax advisor with respect to the US federal income tax consequences in light of your particular circumstances of your participation in the offer and your ownership or disposition of Gemalto shares.

2.4.18.2.  Consequences of participation in the Offer

For US federal income tax purposes, the exchange of Gemplus American depositary shares into the Gemalto shares which such American depositary shares represent, will generally not be subject to US federal income taxation.

Gemalto will pay the fee imposed on the holders of Gemplus American depositary shares pursuant to the terms of the depositary agreement for withdrawal of the underlying Gemplus shares in connection with the offer. In addition, there is a possibility that in the future Gemalto, if it determines and is able to do so, could acquire Gemplus shares in a related transaction, including any future minority buyout or statutory squeezeout proceeding. Other transactions related to the exchange may also prevent the qualification of the exchange as a tax-free reorganization. Therefore, if you receive Gemalto shares in exchange for Gemplus shares in this offer, you should be treated as having disposed of your Gemplus shares in a taxable transaction and should recognize capital gain or loss, in an amount equal to the difference between:

•	the US dollar value of such Gemalto shares on the exchange date, plus any fee paid by Gemalto on behalf of the holders of Gemplus American depositary shares for withdrawal of the underlying Gemplus shares and any cash paid in lieu of fractional shares, and

•	your adjusted tax basis, determined in US dollars, in the Gemplus shares surrendered by you in the offer.

The value of Gemalto shares will be generally equal to the average between their highest and lowest selling prices on the exchange date. Your adjusted tax basis in the Gemplus shares will be generally equal to your cost of acquiring them. Generally, any capital gain or loss will be long-term capital gain or loss if your holding period for the Gemplus shares exceeds one year, and will be treated as derived from sources within the United States for foreign tax credit limitation purposes except as otherwise provided by an applicable tax treaty. Currently long-term capital gains of noncorporate US holders will be generally subject to US federal income tax at a maximum rate of 15%. No cash will be received by you in connection with the offer, except for cash paid in lieu of fractional shares, and no assurance can be given that the cash distributions received with respect to Gemplus shares prior to the exchange will be sufficient to satisfy such tax liability.

In addition, the adjusted tax basis of the Gemalto shares received by you in the offer on the date of the exchange will be equal to the value of those Gemalto shares on that date, and your holding period for those Gemalto shares will begin on the day immediately following such date.

2.4.18.3.  Gemplus Passive Foreign Investment Company considerations

Certain US tax rules apply to US shareholders of non-US companies that are PFICs. Gemplus will be classified as a PFIC in a particular taxable year if either: 75% or more of its gross income for that year is treated as passive income for purposes of the PFIC rules; or the average percentage of the value of its assets held during that year that produce or are held for the production of passive income is at least 50%.

Gemplus could have been a PFIC in the past. US holders of Gemplus shares should consult their own advisers concerning this issue. Based on the information available to us, we do not believe that Gemplus will be a PFIC in 2006 but this conclusion is a factual determination made annually and thus may be subject to change.

If Gemplus were a PFIC in any year when you held Gemplus shares and you have not made a mark-to-market election under the PFIC rules, then you will be generally subject to a special tax at ordinary income tax rates on distributions and gains realized with respect to those shares, generally without regard to whether Gemplus was a PFIC in the year of such distribution or gain. The amount of this tax will be increased by an interest charge during the period you held the shares, calculated as if the distribution or gain had been realized ratably over that period. No cash will be received by you in connection with the offer, except for cash paid in lieu of fractional shares, and no assurance can be given that the cash distributions received with respect to Gemplus shares prior to the exchange will be sufficient to satisfy such tax liability. Classification of Gemplus as a PFIC may also have other adverse tax consequences, including the denial of a step-up in the basis of shares at death.

A US holder that has elected to mark its shares to market in respect of 2005 or an earlier taxable year generally will not be currently subject to the unfavorable treatment described above. For any year in which Gemplus was a PFIC, a US holder who makes a mark-to-market election would include as ordinary income the excess of the fair market value of the shares at year-end over the holder’s basis in those shares. In addition, any gain recognized upon a sale of shares would be taxed as ordinary income in the year of sale.

You should consult your tax advisor about the application of the PFIC rules to Gemplus shares in light of your particular circumstances.

2.4.18.4.  Consequences of ownership and disposition of Gemalto shares

2.4.18.4.1.  Dividends

The gross amount of distribution made on Gemalto shares out of current or accumulated earnings and profits, as determined for US federal income tax purposes will generally be taxable to you, without reduction for any withholding taxes, as dividend income and will not be eligible for the dividends-received deduction generally allowed to corporations. Any distribution made on Gemalto shares in excess of your proportionate share of Gemalto’s current and accumulated earnings and profits will be treated first as a nontaxable return of capital reducing your adjusted tax basis in such shares. Any such distribution in excess of such basis will be treated as capital gain. Dividends received by individuals during taxable years beginning on or before December 31, 2010 will generally be eligible for taxation at the long-term capital gains rate, as long as certain holding and other requirements are met. The dividends will be treated as foreign source income (unless US persons own directly or constructively a majority of Gemalto shares and Gemalto realizes US source income), which may be relevant in calculating your US foreign tax credit limitations.

In general, you will be required to determine the amount of any distribution paid in non-US currency, including the amount of any withholding tax imposed thereon, by translating the non-US currency into US dollars at the spot exchange rate on the date the dividend is received by you, regardless of when or whether the payment is in fact converted into US dollars. If the non-US currency so received is actually converted into US dollars on such date, the US Holder generally should not recognize foreign currency gain or loss on such conversion. If the non-US currency is not converted into US dollars on such date, you may recognize ordinary gain or loss upon a subsequent sale or other disposition of the currency.

Subject to certain limitations, foreign income tax withheld with respect to dividends paid to you on account of your Gemalto shares will be creditable against your US federal income tax liability. Alternatively, you may generally claim withholding taxes imposed on distributions made by Gemalto with respect to your shares as a deduction, which in the case of an individual will be an itemized deduction. A deduction will not reduce your US federal income tax liability on a dollar-for-dollar basis, as would a fully allowable foreign tax credit claimed with respect to the withholding taxes, but the deduction will not be subject to the limitations applicable to the foreign tax credits.

2.4.18.4.2.  Capital gains

If you sell or otherwise dispose of your Gemalto shares, you will recognize capital gain or loss for US federal income tax purposes in an amount equal to the difference between the US dollar value of the amount realized upon the sale or other disposition and your tax basis, determined in U S. dollars, in the shares. Generally, this gain or loss will be long-term capital gain or loss if your holding period for the shares exceeds one year on the date of the sale or other disposition, and will be treated as US source income for foreign tax credit limitation purposes, unless an applicable treaty provides otherwise. Long-term capital gains recognized by noncorporate US holders will be subject to US federal income tax at a maximum rate of 15% during taxable years beginning on or before December 31, 2010. Your ability to deduct capital losses is subject to limitations.

2.4.18.4.3.  Gemalto Passive Foreign Investment company

We believe that Gemalto shares will not be treated as shares of a PFIC for US federal income tax purposes, but this conclusion is a factual determination made annually and thus may be subject to change. In general, Gemalto will be a PFIC with respect to a US holder if, for any taxable year in which the US holder held Gemalto shares, either at least 75% of the gross income of Gemalto for that taxable year is passive income or at least 50% of the value of Gemalto’s assets held during that year is attributable to assets that produce or are held for the production of passive income. If Gemalto is treated as a PFIC in any taxable year, certain adverse consequences could apply to you. You should consult your own tax advisor about the application of the PFIC rules with respect to Gemalto shares.

2.4.18.4.4.  Backup withholding and information reporting

In general, information reporting requirements will apply to dividend payments, or other taxable distributions, on your shares if the payments are made within the United States and you are a non-corporate US holder, and backup withholding tax (currently at the rate of 28%) will apply to these payments if you:

•	fail to provide an accurate taxpayer identification number;

•	are notified by the IRS that you have failed to report all interest or dividends required to be shown on your US federal income tax returns; or

•	fail to comply with applicable certification requirements.

If you are a corporation or a non-US person, you may be required to establish your exemption from information reporting and backup withholding by certifying your status on IRS Forms W-8 or W-9.

In general, payment of the proceeds from the sale or other taxable disposition of your shares to or through a US office of a broker is subject to both backup withholding and information reporting unless you establish your exempt status. Information reporting and backup withholding generally will not apply to a payment made outside the United States or the proceeds of a sale or other taxable disposition of your shares through a non-US office of a non-U.S. broker. However, information reporting requirements, but not backup withholding, will apply to a payment, even if that payment is made to you outside the United States, if you sell your shares through a non-US office of a broker that is a US person or has certain other contacts with the United States, unless you are exempt from information reporting and backup withholding.

Amounts withheld under the backup withholding rules may be credited against your US federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by timely filing the appropriate claim for refund with the IRS.

2.5.  Elements used to assess the exchange ratio

This Section provides an assessment of the exchange ratio, based on the criteria described below, offered by Gemalto in the Offer, which is 2 new shares of Gemalto for 25 Gemplus shares, and which was accompanied by a distribution by Gemplus of a portion of its available reserves in the amount of 0.26 euros per share to all its shareholders prior to the Offer (see Section 2.1.1 — “Context of the Offer”). In order to facilitate comparisons, the exchange ratio is presented in the form of 12.5 Gemplus shares for one Gemalto share, which is equal to the ratio of 25 for 2. The analysis of the terms of the Offer was conducted on the basis of all the usual criteria.

The elements used to assess the exchange ratio of the Offer were based on the number of shares outstanding on December 6, 2005, i.e., the date of signature of the Combination Agreement and the day before the announcement of the Combination Agreement, i.e.:

•	For Gemalto: 40,404,000 on a non-diluted basis and 41,458,559 on a diluted basis using the “treasury method” (excluding 175,000 treasury shares); and

•	For Gemplus: 627,800,901 on a non-diluted basis, and 652,079,805 on a diluted basis using the “treasury method” (excluding 1,261,465 treasury shares).

2.5.1.  Context of the Combination

The Combination was planned by Gemalto and Gemplus on the model of a “combination between equals” (see 2.1.1 — “Context of the Offer”). It should be noted that, on the basis of a tender to the Offer of all shares held by all Gemplus shareholders, the current shareholders of Gemalto and Gemplus will hold, at the end of the Offer, 45% and 55% respectively of the shares representing the capital of Gemalto on a non-diluted basis.

The governance of the new entity reflects a balance between Gemalto and Gemplus. Thus, the Gemalto Board of Directors has been composed, since the completion of the Contribution in Kind, of 10 directors, which includes 5 directors coming from the Board of Axalto Holding N.V. and 5 directors from the Gemplus Board of Directors. It is planned that the Gemalto Board will recommend to a future Shareholders’ Meeting the election of an eleventh director, who will be independent (see Part II. Section 14.1.2 — “Board of Directors”). The same goal of balance has governed the formation of the management team led by Alex Mandl and Olivier Piou, who become Executive Chairman and Chief Executive Officer of Gemalto respectively (see Section 2.1.5 — “Organization and operation of the new Gemalto group”).

As a result, the Combination is not a takeover of one of the companies by the other, and the exchange ratio proposed in the Offer (taking into account the distribution of reserves for 0.26 euros per share to the Gemplus shareholders) was determined so that no premium is paid either to the Gemplus shareholders or to the Gemalto shareholders over the average of the last thirty trading days preceding the announcement of the transaction on December 7, 2005, in recognition of the spirit of the Combination. The parties to the Combination Agreement have used a ratio established on an average of recent market prices and not on the basis of the last market prices in order to take into account the volatility of the two stocks and possible erratic market movements.

The combination between Gemalto and Gemplus is motivated by the opportunity to create value for all shareholders generated by significant synergies. The synergies anticipated are calculated at 85 million euros (approximately USD 100 million) over a full year during the third year after the combination, which represents more than 125% of the Gemplus operating income in 2005, more than 130% of the Gemalto operating income in 2005, and nearly 70% of the 2005 pro forma operating income of the combined entity.

2.5.2.  Criteria used to assess the exchange ratio

The exchange ratio must be assessed on the basis of the objective valuation criteria usually used, taking into account the characteristics of Gemalto and Gemplus. The methods used which, for the reasons indicated below, appeared to be the most relevant criteria in the multi-criteria analysis were:

•	market price;

•	market multiples of comparable traded companies;

•	relative weight of net earnings per share expected; and

•	price objectives from financial analysts.

Factors for evaluating the exchange ratio, based on the discounting of operating cash flows provide guidance as well.

Also considered were the terms of the Contribution in Kind completed on June 2, 2006, prior to the Offer, in which TPG and the Quandt Family Entities contributed to Gemalto all the Gemplus shares they held in accordance with the Contribution in Kind Agreements (see Section 2.1.1 — “Context of the Offer”).

2.5.3.  Criteria not used in the assessment of the exchange ratio

The following criteria were rejected:

•	analysis of the transactions of comparable companies: the features of recent transactions in the sector are not comparable because of the size and type (acquisition and not combinations of equals);

•	comparison of comparable historical accounting data: the capacity of the two companies to generate future results is not necessarily reflected by historical value; therefore, the approach using historical aggregates was eliminated; in addition, the comparison of historical results would not be relevant given the financial performance of Gemplus in 2003 (deficit in 2003, with a net loss of €158.9 m) and in 2004 (return to breakeven with net income of €6.3 m);

•	comparison of yields: Gemplus did not distribute dividends in 2004 and 2005 for the years 2003 and 2004; Gemalto was not operating as an independent entity in 2003 and did not pay dividends in 2005 for 2004; because of these elements, a comparison of yields was eliminated;

•	comparison of net book assets: this aggregate does not take into account the intrinsic profitability levels of the two groups or their capacity to generate future results, which are not necessarily reflected by historical values (particularly for certain intangible assets);

•	comparison of revalued net assets: the revalued net asset method consists of correcting the net book assets of the group for the underlying gains or losses identified in the assets, liabilities or off-balance sheet commitments; this method does not seem relevant for the valuation, in terms of continuity of operations, of a technological group for which the value of the intangible assets (trademarks, business assets) is also difficult to estimate; and

•	discounting operating cash flows: this method was not used because Gemalto and Gemplus did not exchange business plans that would allow using this method.

Regarding discounting of operating cash flows: this method, to be applicable, requires the creation of a estimate for a minimum period of five years for each company concerned. Consequently, this method is of limited interest in this case where Gemalto and Gemplus have not exchanged business plans covering this time period and where the estimates provided by financial analysts only cover the period of fiscal years 2006 to 2007. Nevertheless, these factors are provided here for illustrative purposes.

2.5.4.  Details of the criteria used

2.5.4.1.  Recent Gemplus capital operations

TPG and the Quandt Family Entities, the two largest shareholders of Gemplus, who together held 43.7% of the capital and voting rights in Gemplus, agreed to contribute their Gemplus shares to Gemalto, on the basis of an exchange ratio of 2 new Gemalto shares for 25 Gemplus shares, prior to the launch of the Offer. TPG and the Quandt Family Entities also agreed to retain their Gemalto shares received in consideration for the contribution for a period of 90 days from the date of completion of the Contribution in Kind, i.e., June 2, 2006 (see Section 2.1.1 — “Context of the Offer”). As Gemplus shareholders, TPG and the Quandt Family Entities benefited from the distribution of reserves in the amount of 0.26 euros per Gemplus share (see section “Distribution of reserves by Gemplus” in Section 2.1.1 — “Context of the Offer”). The exchange ratio of the Offer is the same as the ratio for the Contribution in Kind.

2.5.4.2.  Market price

The Gemalto shares have been listed for trading on the Eurolist of Euronext Paris S.A. since May 17, 2004. The Gemplus shares have been listed for trading on the Eurolist of Euronext Paris S.A. since December 8, 2000, and on the Nasdaq National Market since December 11, 2000, through the American Depositary Shares program. The two shares are liquid and are tracked by numerous financial analysts. The market prices of Gemplus and Gemalto therefore are relevant valuation references.

The Gemalto/Gemplus ratio, comparable to the exchange ratio of 12.5 Gemplus shares for one Gemalto share, is calculated as the Gemalto reference price divided by the Gemplus reference price minus the sum of 0.26 euros per share corresponding to the distribution of reserves prior to the Offer.

					Premium/
					(Discount)
	Gemplus	Gemalto	Gemalto/Gemplus	Parity	for Gemplus
Market Price (Closing Price)(1)	(€/Share)	(€/Share)	Ratio(2)	Used(3)	Shareholders

Closing of December 6, 2005(4)	2.30	22.88	11.2x	12.5x	(10.3)%
Average for last 30 days	2.11	23.13	12.5x	12.5x	0.0%
3-month average	2.18	26.29	13.7x	12.5x	9.3%
6-month average	2.07	26.89	14.9x	12.5x	19.0%
12-month average	1.95	24.62	14.6x	12.5x	16.7%

(1)	Source: Datastream, average of the closing prices for the period in question.

(2)	On the basis of a Gemplus distribution to its shareholders of 0.26 euros per share prior to the transaction (ratio calculated as the ratio between the Gemalto price and the Gemplus price minus 0.26 euros per share).

(3)	Corresponds to the exchange ratio proposed, which is 2 new Gemalto shares for 25 Gemplus shares.

(4)	Closing price on the day preceding the announcement of the transaction.

As indicated above, the determination of the ratio on the basis of the average market prices of 30 days shows a zero premium. It was on this basis that the parties established the ratio for the Offer.

For information purposes, the table below shows the market prices after the announcement of the transaction. It should be noted that the premiums or discounts on the prices and averages after this date were affected by the announcement of the Offer.

					Premium/
			Gemalto/		(Discount)
	Gemplus	Gemalto	Gemplus	Parity	for Gemplus
Market Price (Closing Price)(1)	(€/Share)	(€/Share)	Ratio(2)	Used(3)	Shareholders

Closing on May 31, 2006(1)	2.25	22.91	11.5x	12.5x	(7.9)%
Average for last 30 days	2.30	24.28	11.9x	12.5x	(4.7)%
3-month average	2.34	24.59	11.8x	12.5x	(5.3)%
6-month average	2.27	23.75	11.8x	12.5x	(5.5)%
12-month average	2.16	25.35	13.3x	12.5x	6.6%

(1)	Closing price on the day before the filing of the Offer.

2.5.4.3.  Analysis of comparable publicly traded companies

This analysis consists of comparing the multiples implicit in the terms of the offer with the market multiples of comparable traded companies. The sampling of comparable companies is limited to two players, which includes Oberthur in addition to Gemalto, the Company initiating the Offer. The aggregates used to calculate the multiples are the EBITDA (earnings before interest, taxes, depreciation and amortization), earnings before interest, taxes and amortization of goodwill (EBITA) and net income. The multiples of Gemplus, Gemalto and Oberthur were calculated on the basis of projections for financial years 2005 and 2006 corresponding to the average estimates of results from analysts who had recently published reports before the announcement of the Combination. The projected results for 2005 were used since, at the time of the transaction, 2005 results had not yet been published (publication on February 9, 2006 for Gemplus and on March 9, 2006 for Gemalto).

On the basis of the average prices over the last 30 days as of December 6, 2005 (references used for determining the ratio of the Offer), the implicit Gemplus multiples on the basis of the terms of the transaction show in most cases a premium on the multiples of the comparable companies:

		EV/EBITDA		EV/EBITA		PER
	Price(6)	2005E	2006E	2005E	2006E	2005E	2006E

Implicit multiples of the Offer(1)(2)(3)
30-day average reference	2.11	7.9x	6.5x	13.2x	10.4x	19.2x	16.1x
Closing price reference (for information)	2.09	7.8x	6.4x	13.1x	10.3x	19.0x	15.9x
Comparable companies
Gemalto(4)	23.13	6.5x	5.8x	9.5x	8.1x	16.6x	14.1x
Oberthur(5)	7.40	8.4x	7.5x	12.0x	10.7x	16.4x	14.9x
Gemalto/Oberthur average		7.4x	6.7x	10.7x	9.4x	16.5x	14.5x
Premium/(discount of the Offer(6)
Gemplus vs. Gemalto		22.2%	12.1%	40.1%	28.1%	15.9%	14.5%
Gemplus vs. Oberthur		(6.2)%	(14.4)%	10.1%	(2.7)%	17.6%	7.6%
Gemplus vs. Gemalto/Oberthur average		6.1%	(2.9)%	23.3%	10.6%	16.7%	10.9%

(1)	Corresponds to the exchange ratio proposed, which is 2 new Gemalto shares for 25 Gemplus shares.

(2)	On the basis of the average prices over the 30 days preceding December 6, 2005.

(3)	Research reports used for Gemplus: Lehman Brothers (10/28/05), CSFB (10/28/05), Fortis (10/27/05), SG (10/27/05), Kepler (10/27/05), Natexis (10/26/05), UBS (10/26/05), Cheuvreux (10/26/05), ING (10/25/05).

(4)	On the basis of an average market price over the last 30 days and the research reports often used for Gemalto: UBS (11/21/05), SG (11/07/05), Citigroup (10/28/05), Lehman Brothers (10/28/05), Fortis (10/28/05), CSFB (10/27/05), Exane (10/27/05), ING (10/27/05). Projections established on the basis of a €/$ exchange rate of 1,1796 (source: Bloomberg, December 6, 2005).

(5)	On the basis of an average market price over the last 30 days and research reports often used for Oberthur: Fortis (11/01/05), ETC (10/20/05), SG (10/20/05), Natexis (10/19/05).

(6)	On the basis of the average market prices over the last 30 days.

2.5.4.4.  Net earnings per share

The table below compares the ratio of the Offer with the ratio of projected consolidated net profits, Gemalto and Gemplus group share, for 2005 and 2006. The projected results were established on the basis of projections for 2005 and 2006 that equal the averages of the estimates of results from analysts that had published reports shortly before the announcement of the Combination. Projected 2005 results were used since, at the time of the transaction, the 2005 results had not yet been published (publication on February 9, 2006 for Gemplus and on March 9, 2006 for Gemalto). The Gemplus projected results were adjusted to take into account the distribution of 0.26 euros per share.

					Premium/
		Gemplus	Resulting		(Discount)
	Gemalto	Adjusted	Exchange	Parity	for Gemplus
	(€/Share)	(€/Share)(1)	Ratio(2)	Used(3)	Shareholders

2005E	1.39	0.11	12.8x	12.5x	2.1%
2006E	1.65	0.13	12.6x	12.5x	0.9%

(1)	Impact related to the distribution of the dividend estimated on the basis of a total amount of €163 million (based on a dividend of 0.26 euros per share in relation to the total number of Gemplus shares outstanding at the time of the Offer announcement) and the remuneration for the Gemplus cash (on the basis of a before-tax remuneration on the cash of 2% and a tax rate of 30%).

(2)	On the basis of a Gemplus distribution to its shareholders of 0.26 euros per share prior to the transaction.

(3)	Corresponds to the exchange ratio proposed, which is 2 new Gemalto shares for 25 Gemplus shares.

2.5.4.5.  Analysis of price targets from financial analysts

This analysis consists of calculating the exchange ratio resulting from the price targets for Gemalto and Gemplus as published by research analysts that cover both Gemalto and Gemplus.

The Gemplus price targets were adjusted for the distribution of 0.26 euros per share.

The parities implied were:

Gemalto		Gemplus
				Gemplus Target
Analyst	Gemalto	Analyst	Gemplus	Adjusted for the	Parity
(Date of Publication)	Target	(Date of Publication)	Target	Distribution(1)	Implied(1)

CSFB (10/28/05)	31.22	CSFB (10/27/05)	2.84	2.58	12.1x
Lehman (10/28/05)	32.50	Lehman (10/28/05)	2.25	1.99	16.3x
Kepler (11/07/05)	28.00	Kepler (10/27/05)	2.60	2.34	12.0x
SG (11/07/05)	28.00	SG (10/27/05)	2.60	2.34	12.0x
Fortis (10/28/05)	28.00	Fortis (10/27/05)	2.30	2.04	13.7x
ING (10/28/05)	29.00	ING (10/27/05)	2.25	1.99	14.6x
Citigroup (10/28/05)	32.00	Citigroup (10/26/05)	2.64	2.38	13.4x
Aurel Leven (10/28/05)	25.00	Aurel-Leven (10/26/05)	2.50	2.24	11.2x
Oddo (10/27/05)	31.00	Oddo (10/26/05)	2.25	1.99	15.6x
UBS (11/21/05)	27.00	UBS (10/26/05)	2.22	1.96	13.8x

(1)	On the basis of the Gemplus distribution to its shareholders of 0.26 euros per share prior to the transaction (ratio calculated as the ratio between the Gemalto target price and the Gemplus target price less 0.26 euros per share).

In summary, the resulting parities were in the following range:

					Bottom	Middle
					of the	of the	Top of the
					Range	Range	Range
					Premium/	Premium/	Premium/
					(Discount)	(Discount)	(Discount)
Parities Implied on the				Parity	for Gemplus	for Gemplus	for Gemplus
Basis of Price Targets	Low	Middle(3)	High	Used(2)	Shareholders	Shareholders	Shareholders

Parity implied(1)	11.2x	13.5x	16.3x	12.5x	(10.7)%	7.7%	30.7%

(1)	On the basis of the Gemplus distribution to its shareholders of 0.26 euros per share prior to the transaction.

(2)	Corresponds to the exchange ratio proposed, which is 2 new Gemalto shares for 25 Gemplus shares.

(3)	Average of the parities.

On the basis of the price targets from analysts for Gemalto and Gemplus, the resulting ratio averages 13.5x, with the ratio of 12.5x used representing a premium of 7.7% for the Gemplus shareholders.

2.5.4.6.  Discounting of operating cash flows

With the majority of analysts limiting their estimates to two years, the discounting of operating cash flows method based on a consensus can not be used except based on a cash flow of two years and a final value calculated from fiscal year 2007. The relevance of this method is therefore limited and the items below are provided for guidance.

The rate of discounting used is from 9.0% to 10.0% for the two companies (calculated from comparable companies). For the period of the estimates, the final values were calculated based on infinite growth in the available cash flow of 1.5% to 3.5% per year.

This method provides the ratios and premiums detailed in the table below:

Value of the Capital
	Stock/Share(1)		Implied	Parity	Premium/
	Gemplus (€)	Axalto (€)	Ratio(2)	Used	(Discount)

Perpetual growth of 1.5% - 3.5%, WACC 9% - 10%	2.01 - 2.89	24.67 - 35.43	12.24x - 12.26x	12.5x	(2.1%) - (1.9%)

(1)	On the basis of the number of existing Gemplus shares as of December 31, 2005; diluted by 41.5 million shares for Axalto and 652.1 million shares for Gemplus.

(2)	On the basis of the Gemplus distribution to its shareholders of 0.26 euros per share prior to the transaction.

2.5.5.  Summary of the elements used in valuing the terms of the Offer

		Premium/(Discount)
	Implied	to the Gemplus
Criteria	Ratio(1)	Shareholders(2)

Trading range
Closing price on December 6, 2005(3)	11.2x	(10.3)%
30-day average	12.5x	0.0%
3-month average	13.7x	9.3%
6-month average	14.9x	19.0%
12-month average	14.6x	16.7%
Net earnings per share
2005E	12.8x	2.1%
2006E	12.6x	0.9%
Analysis of financial analysts’ price targets
Bottom of the range	11.2x	(10.7)%
Mean	13.5x	7.7%
Top of the range	16.3x	30.7%

(1)	On the basis of the Gemplus distribution to its shareholders of 0.26 euros per share prior to the transaction.

(2)	On the basis of the Gemplus distribution to its shareholders of 0.26 euros per share prior to the transaction and an exchange ratio of 2 new Gemalto shares for 25 Gemplus shares.

(3)	Closing price on the day preceding the announcement of the transaction.

2.5.6.  Summary of the elements used to value the terms of the Offer at May 31, 2006

The table below shows for information the elements used to value the terms of the Offer as updated on May 31, 2006 using a methodology identical to the one described above.

		Premium/(Discount)
	Implied	to the Gemplus
Criteria	Ratio(1)	Shareholders(2)

Trading range
Closing on May 31, 2006	11.5x	(7.9)%
Average for the last 30 days	11.9x	(4.7)%
3-month average	11.8x	(5.3)%
6-month average	11.8x	(5.5)%
12-month average	13.3x	6.6%
Net earnings per share(3)
2005 actual	10.0x	(20.0)%
2006E	10.1x	(19.1)%
2007E	10.1x	(19.1)%
Analysis of financial analysts’ price targets(4)
Bottom of the range	10.7x	(14.0)%
Mean	12.0x	(3.7)%
Top of the range	14.2x	13.7%

(1)	On the basis of the Gemplus distribution to its shareholders of 0.26 euros per share prior to the transaction.

(2)	On the basis of the Gemplus distribution to its shareholders of 0.26 euros per share prior to the transaction and an exchange ratio of 2 new Gemalto shares for 25 Gemplus shares.

(3)	Research reports used for Gemalto: Société Générale (05/22/06), Fortis (05/22/06), Exane (05/23/06), Credit Suisse (04/27/06), ING (04/27/06), Natexis (05/22/06), Merrill Lynch (04/28/06), Oddo (04/28/06).

Research reports used for Gemplus: Credit Suisse (04/24/06), Fortis (04/25/06), Société Générale (05/22/06), Chevreux (04/24/06), UBS (04/24/06), UBS (04/24/06), Natexis (05/26/06), ING (04/21/06), CIC (04/25/06), Exane (04/26/06), Ixis (04/25/06), Merrill Lynch (04/24/06), Oddo (04/25/06).

(4)	Research reports used for Gemalto and Gemplus: Société Générale, Fortis, Exane, Credit Suisse, ING, Natexis, Oddo.

2.6.  Opinion of the Board of Directors of Gemalto

On December 6, 2005, the Board of Directors of Gemalto, then named Axalto Holding N.V., held a meeting chaired by Mr. John de Wit, Chairman, in order to examine the terms and conditions of the Combination. All the members of the Board of Directors were present.

After discussing with Mr. Olivier Piou, in his capacity as Chief Executive Officer, and with the advisors of Gemalto present at the meeting, the Board of Directors unanimously approved to the Combination. Consequently, and pursuant to applicable Dutch law, the Board of Directors called a General Meeting of shareholders in order to submit the Combination to the vote of the shareholders.

Gemalto’s General Meeting of shareholders held on January 31, 2006 approved the Combination and the transactions necessary for its implementation, including the Contribution in Kind and the draft Offer, with a very large majority.

The Board of Directors of Gemalto again met on April 11, 2006 and expressly authorized Olivier Piou, as Chief Executive Officer, to make all decisions and take all measures that will be necessary or which he believes will be useful for the Combination and the Offer.

2.7.  Opinion of the Board of Directors of Gemplus

On December 6, 2005, the Board of Directors of Gemplus held a meeting chaired by Dominique Vignon, Chairman, in order to examine the terms and conditions of the Combination and the terms of the Offer. All the members of the Board of Directors were present or represented.

Following the discussions, during which Alex Mandl, in his capacity as Chief Executive Officer, other members of Gemplus’ management, including Frans Spaargaren and Jean François Schreiber as well as the company’s various advisors, participated, the Board of Directors unanimously approved the Combination and the Offer.

With respect to the Offer, the Board of Directors considered its terms and conditions, taking into consideration in particular (i) the fact that the Combination is subject to the distribution by Gemplus to its shareholders of a portion of its distributable reserves in the amount of €0.26 per share and (ii) the fairness opinion delivered by Morgan Stanley & Co Limited (see Section 2.8.2 — “Fairness opinion of Morgan Stanley & Co. Limited”). Following this analysis and the discussions following the same, the Board of Directors determined that the Offer was in the best interest of the company, its employees and its shareholders. Consequently, the Board of Directors decided to recommend that all holders of Gemplus shares tender their shares, including those represented by ADSs.

The Board of Directors authorized Alex Mandl, in his capacity as Chief Executive Officer, to reiterate its recommendation to holders of Gemplus shares to tender their shares in the Offer as soon as the conditions precedent to the Combination, as provided in the Combination Agreement are met (See Section 2.1.1 — “Context of the Offer”).

The Board of Directors met on May 25, 2006 and, after considering the second fairness opinion delivered by Morgan Stanley & Co Limited (see Section 2.8.2 — “Fairness opinion of Morgan Stanley & Co. Limited”), confirmed the delegation of power granted to Alex Mandl to reiterate the recommendation made on December 6, 2005.

On June 1, 2006, pursuant to the terms of the Combination Agreement and to the delegation of power granted to him by the Board of Directors, and after having duly acknowledged the satisfaction of all the conditions precedent provided in the Combination Agreement, Alex Mandl, Chief Executive Officer, delivered Gemalto, then named Axalto Holding N.V., a deed of reiteration of the recommendation made by Gemplus’ Board of Directors to the holders of Gemplus shares to tender their shares.

2.8.  Fairness opinions

2.8.1.  Fairness opinion of Deutsche Bank AG

Deutsche Bank AG, London branch (“Deutsche Bank”), in its capacity as financial adviser to Gemalto on the Combination, submitted to the Gemalto Board of Directors, then the Axalto Board of Directors, which met on December 6, 2005 to review the terms and conditions of the Combination Agreement, and the proposed Offer (see Section 2.1.1 — “Context of the Offer”) a fairness opinion of this date, which found the exchange ratio of 2 new Gemalto shares for 25 Gemplus shares in the Offer to be fair from a financial standpoint for the Gemalto shareholders, excluding Gemplus and its affiliates.

The opinion letter from Deutsche Bank indicates in particular the procedures followed and the questions examined by it, as well as the scenarios and analytical scope withheld by the bank.

The opinion of Deutsche Bank is address exclusively to the Gemalto Board of Directors in the context of its review of the transaction. This opinion does not constitute a recommendation to the shareholders of Gemalto of the approval of the Combination or any other question. The opinion only addresses the fairness, from a financial point of view, of the the exchange ratio of the Offer, for the shareholders of Gemalto. It does not address the fundamentals of the Combination and the decision of the Gemalto Board of Directors to enter into the transaction. The analyses carried out by Deutsche Bank in the preparation of its opinion does not constitute an independent evaluation or a recommendation as to the share price at which Gemalto shares would be traded on the market in the future.

Text from the opinion of Deutsche Bank AG, London branch, of December 6, 2005

The Board of Directors
Axalto Holding NV
Joop Geesinkweg 541-542
1096 AX Amsterdam
Netherlands

December 6th, 2005

Gentlemen:

We understand that Axalto Holding N.V. (“Axalto”) intends at the date of this opinion, to enter into a combination agreement (the “Combination Agreement”) with Gemplus International S.A. ( “Gemplus”), Texas Pacific Group (“TPG”) and the Quandt family entities, which provides, among other things, for the combination of the respective businesses of Gemplus and Axalto in a “merger of equals” to be effected by a two-step transaction (the “Transaction”). As set forth more fully in the Combination Agreement, pursuant to the Transaction, TPG and the Quandt family entities will contribute their shares of the Common Stock of Gemplus to Axalto under the terms and conditions of contribution agreements (the “Contribution Agreement”) and an exchange offer will be made in France (and in the United States, if deemed by Axalto to be required under applicable law or otherwise advisable) to exchange one share of Common Stock, par value €1 per share, of Axalto (“Axalto Common Stock”) for each 12.5 shares (the “Exchange Ratio”) shares of the Common Stock of Gemplus (“Gemplus Common Stock”), and certain other securities, if any, not owned directly or indirectly by Gemplus, Axalto, TPG or Quandt family entities. The transfer of the contributed shares to Axalto shall be made ex dividend. We have noted the Gemplus Distribution (as defined in the Combination Agreement) of €0.26 per share which will be made by Gemplus to its shareholders. The terms and conditions of the Transaction are more fully set forth in the Combination Agreement.

You have requested Deutsche Bank AG, acting through its London branch (“Deutsche Bank”) its opinion, as investment bankers, as to the fairness, from a financial point of view, to Axalto shareholders excluding Gemplus and its affiliates of the Exchange Ratio.

In arriving at the opinion set out below, we have, among other things:

1. reviewed the financial terms of the Transaction as described in the Combination Agreement, the annexes thereto and the Contribution Agreement;

2. reviewed Axalto’s draft press announcement to be released on 6 December 2005;

3. reviewed the draft of the Contribution Agreement dated 6 December 2005 and certain related documents, which we assumed are substantially in the form as will be executed by the parties thereto;

4. reviewed the audited 2004 annual financial statements of each of Axalto and Gemplus and the unaudited 2005 quarterly financial statements of each of Axalto and Gemplus;

5. received and discussed with each of Axalto and Gemplus’s management certain internal financial analyses and forecasts relating to the business, earnings, cash flow, assets and prospects of each of Axalto and Gemplus and the joint prospects of a combined company prepared and provided to us by their respective management teams;

6. held discussions with members of the management of each of Axalto and Gemplus regarding the past and current business operations, the financial condition and the future prospects of each of Axalto and Gemplus as well a combined company;

7. reviewed the reported price and trading activity for Axalto Common Stock and Gemplus Common Stock;

8. compared certain financial and stock market information for each of Axalto and Gemplus with similar information for certain companies whose securities are publicly traded;

9. compared the financial terms of the Transaction with those, to the extent publicly available, of certain comparable acquisition transactions;

10. reviewed such other financial studies and analyses, and performed such other studies and analyses and considered such other factors as it deemed appropriate.

Deutsche Bank has not assumed responsibility for independent verification of, and has not independently verified, any information, whether publicly available or furnished to it, concerning Gemplus or Axalto, including, without limitation, any financial information, forecasts or projections considered in connection with the rendering of its opinion. Accordingly, for purposes of its opinion, Deutsche Bank has assumed and relied upon the accuracy and completeness of all such information and Deutsche Bank has not conducted a physical inspection of any of the properties or assets, and has not prepared or obtained any independent evaluation or appraisal of any of the assets or liabilities (including any derivative or off-balance sheet assets and liabilities), of Gemplus or Axalto or any of their respective affiliates. We have not evaluated the solvency of Axalto or Gemplus under the laws relating to bankruptcy, insolvency or similar matters. With respect to the financial forecasts and projections, including operating and financial synergies expected by Axalto and Gemplus to be achieved as a result of the Transaction (the “Synergies”) made available to Deutsche Bank and used in its analyses, Deutsche Bank has assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of Gemplus or Axalto, as the case may be, as to the matters covered thereby. In rendering its opinion, Deutsche Bank assumes no responsibility for and expresses no view as to the reasonableness of such forecasts and projections, including the Synergies, or the assumptions on which they are based. With respect to certain legal and tax matters relating to Axalto or Gemplus and the Transaction, we have not sought independent counsel or advice. Deutsche Bank’s opinion is necessarily based upon economic, market and other conditions as in effect on, and the information made available to it as of, the date hereof.

For purposes of rendering its opinion, Deutsche Bank has assumed that the Transaction as described in the Combination Agreement, the Contribution Agreement and the related documents will be consummated on substantially the same terms and conditions set forth therein, without waiver, modification or breach that would be, individually or in the aggregate, material in light of the fairness of the Exchange Ratio. Deutsche Bank has also assumed that all material governmental, regulatory or other approvals and consents required in connection with the consummation of the Transaction will be obtained and that in connection with obtaining any necessary governmental, regulatory or other approvals and consents, or any amendments, modifications or waivers to any agreements, instruments or orders to which either Axalto or Gemplus is a party or is subject or by which it is bound, no limitations, restrictions or conditions will be imposed or amendments, modifications or waivers made that would have a material adverse effect on Axalto or Gemplus or materially reduce the contemplated benefits of the Transaction to Axalto.

This opinion is addressed to, and for the use and benefit of, the Board of Directors of Axalto in connection with its consideration of the Exchange Ratio and may not be used or relied on for any other purpose. This opinion is not a recommendation to the stockholders of Axalto to approve either the Transaction or the issuance of shares of Axalto Common Stock in the Transaction. This opinion is limited to the fairness, from a financial point of view, to the shareholders of Axalto of the Exchange Ratio, and Deutsche Bank expresses no opinion as to the merits of the underlying decision by Axalto to engage in the Transaction. In addition, we are not expressing any opinion herein as to the price at which the Axalto Common Stock will trade at any time.

We are acting as financial advisor to Axalto in connection with the Transaction. We expect to receive fees from Axalto for our services rendered in connection with the Transaction, part or all of which fees are contingent upon the consummation of the Transaction and Axalto has agreed to indemnify us against certain liabilities arising out of our engagement hereof. We are an affiliate of Deutsche Bank AG (together with its affiliates, the “DB Group”). One or more members of the DB Group have, from time to time, provided investment banking, commercial banking (including extension of credit) and other financial services to Axalto and Gemplus or their affiliates for which it has received or may receive compensation. In the ordinary course of business, members of the DB Group may actively trade in the securities and other instruments and obligations of Axalto and Gemplus for their own accounts and for the accounts of their customers. Accordingly, the DB Group may at any time hold long or short positions in such securities, instruments and obligations.

This letter and the related presentation may be included in any disclosure document filed by Axalto with the applicable securities regulatory authorities with respect to a proposed Transaction without Deutsche Bank’s prior approval, provided that it is reproduced in full, and that any description of or reference to Deutsche Bank or summary of the Opinion in the disclosure document is in a form reasonably acceptable to Deutsche Bank and its counsel. Except as provided herein, the Opinion will not be reproduced, summarized or referred to in any public document or given to any other person without the prior written consent of Deutsche Bank.

Based upon and subject to the foregoing and based upon such other matters as we consider relevant, it is Deutsche bank’s opinion as investment bankers that as of the date hereof, the Exchange Ratio is fair, from a financial point of view, to Axalto’s shareholders excluding Gemplus and its affiliates.

This opinion is governed by and shall be interpreted and construed in accordance with French Law.

Very truly yours,

Deutsche Bank AG, London branch

2.8.2.  Fairness opinion of Morgan Stanley & Co. Limited

Morgan Stanley & Co. Limited, in its capacity as the advising bank for Gemplus on the Combination, submitted to the Gemplus Board of Directors, which met on December 6, 2005 to review the terms and conditions of the Combination Agreement, and the proposed Offer (see Section 2.1.1 — “Context of the Offer”) a fairness opinion which found the exchange ratio of 2 new Gemalto shares for 25 Gemplus shares in the Offer to be fair from a financial standpoint for the Gemplus shareholders as a group.

On May 25, 2006, Morgan Stanley & Co. Limited submitted to the Gemplus Board of Directors, which was meeting the same day, an updated fairness opinion, which found the exchange ratio of 2 new Gemalto shares for

25 Gemplus shares in the Offer to be fair from a financial standpoint for the Gemplus shareholders as a group. The Gemplus Board of Directors asked Morgan Stanley & Co. Limited to issue a new opinion on the fairness of the exchange ratio given the time that had passed and the events that occurred since the date of the Combination.

Text from the opinion of Morgan Stanley & Co. Limited of December 6, 2005

December 6, 2005

Board of Directors
Gemplus International S.A.
46A, avenue J. F. Kennedy
L-1855 Luxembourg
Grand Duchy of Luxembourg

Members of the Board,

We understand that Gemplus International S.A. (“Gemplus”) and Axalto Holding N.V. (“Axalto”) propose to enter into a combination agreement substantially in the form of the draft dated December 6th, 2005 (the “Agreement”), which provides for a merger of equals between Gemplus and Axalto (the “Merger”) which will be effected through (i) the contribution in kind by Texas Pacific Group (through several affiliates) and the Quandt family (through several holding companies) of their respective 25.3% and 18.4% holdings in Gemplus (in aggregate 43.7%) (the “Contribution”) to Axalto and (ii) the exchange offers by Axalto for all the outstanding shares of Gemplus and American depository shares of Gemplus that Axalto will not own following the Contribution (together, the “Exchange Offers”). We understand that the exchange ratio agreed between Gemplus and Axalto in respect of the Contribution and the subsequent Exchange Offers is 2 shares in Axalto for every 25 shares in Gemplus (the “Exchange Ratio”) and that a distribution of share premium and reserves of an amount of € 0.26 per Gemplus share (the “Special Dividend”) will be made by Gemplus concurrently with the Contribution (the Exchange Ratio and the Special Dividend, together, the “Consideration”). We further understand that under the terms of the Merger, following the Merger, shareholders of Gemplus (the “Gemplus Shareholders”) and shareholders of Axalto (the “Axalto Shareholders”) will hold approximately 55.4% and 44.6%, respectively of the issued share capital of Axalto based on the shares of Axalto and Gemplus outstanding, excluding treasury shares, as at the date of this letter. The Agreement includes, among other things, certain provisions which we understand are designed to create a balance of control. Accordingly, the financial terms of the Merger do not reflect a change of control premium to either the Gemplus Shareholders or the Axalto Shareholders. The terms and conditions of the Merger are more fully set forth in the Agreement.

You have asked for our opinion as to whether the Consideration to be received by the Gemplus Shareholders pursuant to the Merger is fair from a financial point of view to the Gemplus Shareholders as a whole.

For purposes of the opinion set forth herein, we have:

(i) reviewed certain publicly available financial statements and other business and financial information in relation to Gemplus and Axalto;

(ii) reviewed other publicly available information in relation to Gemplus and Axalto, in particular certain reports (including forecasts) produced by equity research analysts;

(iii) reviewed certain internal financial statements and other financial and operating data including certain financial projections concerning Gemplus prepared by the management of Gemplus together with its external consultants and have discussed such data with senior executives of Gemplus;

(iv) reviewed certain prospective financial data concerning Axalto including certain financial forecasts prepared by the management of Axalto and certain financial projections prepared by Gemplus together with its external consultants;

(v) reviewed the reported prices and trading activity for the shares of Gemplus and Axalto;

(vi) compared the financial performance of Gemplus and of Axalto and the prices and trading activity of the shares of Gemplus and Axalto with that of certain other publicly-traded companies comparable with Gemplus and Axalto, respectively and their securities;

(vii) reviewed the financial terms, to the extent publicly available, of certain merger transactions of a similar nature;

(viii) discussed with Gemplus’ management their assessment of the strategic rationale for the Merger and the perceived benefits of the Merger to Gemplus Shareholders;

(ix) discussed with Gemplus’ management their assessment of the synergies which they believe can be realised through the Merger, which synergies were estimated by Gemplus with the support of external consultants;

(x) participated in due diligence meetings and discussions among representatives of Gemplus and Axalto and their respective advisors;

(xi) reviewed the draft press announcement to be issued on December 7, 2005 related to the Merger including the trading update for Axalto and Gemplus;

(xii) reviewed the Agreement and certain related documents; and

(xiii) reviewed such other information, performed such other analyses and considered such other factors as we have deemed appropriate.

We have assumed and relied upon, without independent verification, the accuracy and completeness of the information reviewed by us for the purposes of this opinion. In reaching an opinion, we have taken into account Gemplus’ and Axalto’s managements’ views of the strategic merits of the proposed Merger. With respect to the financial projections, including information relating to certain strategic, financial and operational benefits from the Merger, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the future financial performance of Gemplus and Axalto. In addition, we have assumed that the Merger will be consummated in accordance with the terms set forth in the Agreement. With respect to the financial projections for Axalto, we have not had access to any internal management projections or forecasts relating to the operational or financial performance of Axalto except for the results estimates for 2005 and the estimated revenues for 2006. We are not legal, tax, regulatory or actuarial advisors and have relied upon, without independent verification, the assessment of Gemplus and its legal, tax, regulatory or actuarial advisors with respect to legal, tax, regulatory or actuarial matters. We have not made any independent valuation or appraisal of the assets or liabilities of Gemplus or Axalto, nor have we been furnished with any such appraisals. Our opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof.

We understand that the Merger will be subject to certain conditions including the necessary shareholders, anti-trust and other regulatory approvals. We have assumed that in connection with the receipt of all the necessary anti-trust and regulatory approvals for the proposed Merger, no restrictions will be imposed that would have a material adverse effect on the contemplated benefits expected to be derived in the proposed Merger.

In arriving at our opinion, we were not authorized to solicit, and did not solicit, interest from any party with respect to the acquisition of Gemplus or any of its assets.

We have acted as financial advisor to the Board of Directors of Gemplus in connection with this transaction and will receive a fee for our services, a significant portion of which is contingent upon the closing of the transaction. In the past, Morgan Stanley & Co. Limited (“Morgan Stanley”) and its affiliates have provided financial advisory services for Gemplus and have received fees for the rendering of these services. Morgan Stanley may also seek to provide such services to Axalto in the future and will receive fees for the rendering of these services. In the ordinary course of our trading, brokerage, investment management and financing activities, Morgan Stanley or its affiliates may at any time hold long or short positions and may trade or otherwise effect transactions, for our own account or the accounts of customers, in debt or equity securities or senior loans of Gemplus, Axalto or any other company or any currency or commodity that may be involved in this transaction.

It is understood that this letter is for the information of the Board of Directors of Gemplus only and may not be used for any other purpose without our prior written consent, except that a copy of this opinion may be included in its entirety in any filing Gemplus is required to make with the relevant stock market authorities in connection with this transaction if such inclusion is required by applicable law or regulation. In addition, this opinion does not in any manner address the prices at which Axalto’s shares will trade following consummation of the Merger and Morgan Stanley expresses no opinion or recommendation as to how the Gemplus Shareholders should vote at the shareholders’ meeting to be held in connection with the Merger.

Based on and subject to the foregoing, we are of the opinion on the date hereof that the Consideration to be received by the Gemplus Shareholders pursuant to the Merger is fair from a financial point of view to the Gemplus Shareholders as a whole.

Very truly yours,

MORGAN STANLEY & CO. LIMITED

Text from the opinion of Morgan Stanley & Co. Limited of May 25, 2006

May 25, 2006

Board of Directors
Gemplus International S.A.
46A, avenue J. F. Kennedy
L-1855 Luxembourg
Grand Duchy of Luxembourg

Members of the Board,

We refer to our letter dated December 6, 2005 to the Board of Directors of Gemplus International S.A. (the “Letter”) (capitalized terms not defined in this letter shall have the same meaning as ascribed to them in the Letter). Based on and subject to the conditions further described in the Letter, we delivered to the Gemplus Board of Directors our opinion on the date thereof that the Consideration to be received by the Gemplus Shareholders pursuant to the Merger was fair from a financial point of view to the Gemplus Shareholders as a whole. We note that at that time the Merger was characterized as a merger of equals and the financial terms were said not to reflect a change of control premium to either the Gemplus Shareholders or the Axalto Shareholders. The Merger was announced on December 7, 2005.

We understand that certain conditions to the Merger have now been satisfied and that you expect to be required to re-iterate your recommendation to Gemplus Shareholders as contemplated by the Agreement. We further understand that such requirement is not conditioned upon the receipt by you of a current opinion as to the fairness from a financial point of view to the Gemplus Shareholders of the Consideration to be received by them pursuant to the Agreement. Nevertheless, in view of the passage of time and the developments since you entered into the Agreement you have asked for our opinion as to whether the Consideration to be received by the Gemplus Shareholders pursuant to the Merger is fair from a financial point of view to the Gemplus Shareholders as a whole as at the date hereof.

For purposes of the opinion set forth herein, we have:

(i) reviewed certain publicly available financial statements and other business and financial information in relation to Gemplus and Axalto;

(ii) reviewed other publicly available information in relation to Gemplus and Axalto, in particular certain reports (including forecasts) produced by equity research analysts;

(iii) reviewed certain internal financial statements and other financial and operating data including certain financial projections concerning Gemplus prepared by the management of Gemplus together with its external consultants and have discussed such data with senior executives of Gemplus;

(iv) reviewed certain internal financial statements and prospective financial data concerning Axalto including certain financial forecasts prepared by the management of Axalto and certain financial projections relating to Axalto prepared by Gemplus together with its external consultants;

(v) discussed with Gemplus’ management their assessment of the strategic rationale for the Merger and the perceived benefits of the Merger to Gemplus Shareholders;

(vi) discussed with Gemplus’ management their assessment of the synergies which they believe can be realized through the Merger under different scenarios, which were estimated by Gemplus with the support of external consultants;

(vii) discussed with representatives of Axalto and their external consultants their assessment of the synergies which they believe can be realised through the Merger;

(viii) reviewed the Agreement and certain related documents;

(ix) reviewed certain presentations and memoranda prepared by the legal advisors of Gemplus; and

(x) reviewed such other information, performed such other analyses and considered such other factors as we have deemed appropriate.

We have assumed and relied upon, without independent verification, the accuracy and completeness of the information reviewed by us for the purposes of this opinion. In reaching an opinion, we have taken into account Gemplus’ and Axalto’s managements’ views of the strategic merits of the proposed Merger. With respect to the financial projections including information relating to certain strategic, financial and operational benefits from the Merger, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the future financial performance of Gemplus and Axalto. In addition, we have assumed that the Merger will be consummated in accordance with the terms set forth in the Agreement. With respect to the financial projections for Axalto, we have not had access to any internal management projections or forecasts relating to the operational or financial performance of Axalto except for the estimated income statement for the second quarter of 2006 dated April 22, 2006, and the 2006 budget dated January 31, 2006. We are not legal, tax, regulatory or actuarial advisors and have relied upon, without independent verification, the assessment of Gemplus and its legal, tax, regulatory or actuarial advisors with respect to legal, tax, regulatory or actuarial matters. We have not made any independent valuation or appraisal of the assets or liabilities of Gemplus or Axalto, nor have we been furnished with any such appraisals. Our opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof.

We understand that certain conditions to the Merger have been satisfied since December 6th, 2005, including the approval of the distribution of the Special Dividend by Gemplus Shareholders, the approval of the Merger by Axalto shareholders, the clearance of the Merger by certain regulatory authorities (including the European Commission and the United States Department of Justice), and that the Merger is still subject to certain conditions including certain regulatory approvals. Morgan Stanley has assumed that in connection with the receipt of all the necessary anti-trust and regulatory approvals for the proposed Merger, no restrictions will be imposed that would have a material adverse effect on the contemplated benefits expected to be derived in the proposed Merger.

In arriving at our opinion, we were not authorized to solicit, and did not solicit, interest from any party with respect to the acquisition of Gemplus or any of its assets.

We have acted as financial advisor to the Board of Directors of Gemplus in connection with this transaction and will receive a fee for our services, a significant portion of which is contingent upon the closing of the transaction. In the past, Morgan Stanley & Co. Limited and its affiliates have provided financial advisory services for Gemplus and have received fees for the rendering of these services. Morgan Stanley may also seek to provide such services to Axalto in the future and will receive fees for the rendering of these services. In the ordinary course of our trading, brokerage, investment management and financing activities, Morgan Stanley or its affiliates may at any time hold long or short positions and may trade or otherwise effect transactions, for our own account or the accounts of customers, in debt or equity securities or senior loans of Gemplus, Axalto or any other company or any currency or commodity that may be involved in this transaction.

It is understood that this letter is for the information of the Board of Directors of Gemplus only and may not be used for any other purpose without our prior written consent, except that a copy of this opinion may be included in its entirety in any filing Gemplus is required to make with the relevant stock market authorities in connection with this transaction if such inclusion is required by applicable law. In addition, this opinion does not in any manner address the prices at which Axalto’s shares or American depository shares will trade following consummation of the Merger.

Based on and subject to the foregoing, we are of the opinion on the date hereof that, whilst the financial terms of the Merger may no longer be consistent with the terms of a nil-premium merger of equals, the Combination is expected to create value for Gemplus Shareholders and, from this perspective, the Consideration to be received by the Gemplus Shareholders pursuant to the Merger is fair from a financial point of view to the Gemplus Shareholders as a whole.

Very truly yours,

MORGAN STANLEY & CO. LIMITED

2.9.  Brief statement as to the accounting treatment of the Combination

Until 2004, Gemalto (formerly Axalto Holding N.V.) prepared its consolidated financial statements in accordance with accounting principles generally accepted in the United States (US GAAP). As of 2005, all European listed companies are required to prepare their consolidated financial statements in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Union. Thus the 2005 consolidated financial statements of Gemalto have been prepared in accordance with IFRS as adopted by the European Union and the comparative 2004 numbers have been adjusted. A detailed explanation of the transition to IFRS and the impact on Gemalto’s financial numbers is given in note 3 to the consolidated financial statements for the financial year 2005.

Per the Combination Agreement entered into by Gemalto and Gemplus on December 6, 2005, the Combination is being executed in two steps (see Part I — “The Combination” of this prospectus):

•	Upon clearance of the Combination by the anti-trust and regulatory authorities, which have been notified thereof, TPG and the Quandt Family Entities have contributed in kind to Gemalto all of the Gemplus shares that each held in consideration to which TPG and the Quandt Family Entities received respectively 12,744,448 and 9,240,656 Gemalto new shares. This first step is defined as the “Contribution in Kind”. Immediately prior to the Contribution in Kind, Gemplus distributed €0.26 per share from its distributable reserves to all its shareholders. As a result of this first step, Gemalto held 43.6% of Gemplus and TPG and the Quandt Family Entities held, approximately, 20% and 15% of Gemalto, respectively. After the closing of the Contribution in Kind, Gemalto is deemed to have obtained the control of Gemplus.

•	Upon completion of the Contribution in Kind, Gemalto launched a voluntary public tender offer for the remaining Gemplus shares. The exchange ratio for the public tender offer is 2 Gemalto new shares for every 25 Gemplus shares and is the same as the one applied for the Contribution in Kind by TPG and the Quandt Family Entities.

Gemalto intends to account for the acquisition of Gemplus’s shares as a business combination applying the purchase method of accounting as defined by IFRS 3 “Business Combination” (“IFRS 3”). Based on the analysis of all factors given by IFRS 3 paragraphs 19 to 21, management has concluded that, under IFRS, Gemalto is considered as the acquirer, for accounting purposes and Gemplus the acquired entity. As defined by IFRS 3, the cost of the business combination will be measured as the aggregate of (i) the market value at the closing date of the Offer of Gemalto’s shares issued in exchange of Gemplus’s shares, (ii) the market value at the closing date of the Offer of options to purchase Gemalto shares in exchange of existing options to purchase Gemplus shares and (iii) any costs directly attributable to the business combination.

After the closing of the Contribution in Kind, Gemalto will be deemed to have obtained control of Gemplus and then shall:

•	recognize at fair value the assets acquired and liabilities and contingent liabilities assumed, including those not previously recognized by the acquired entity,

•	recognize a goodwill as the excess of the cost of the business combination over Gemalto’s interest in the net fair value of Gemplus identifiable assets and liabilities and contingent liabilities,

•	measure and recognize the non controlling interests (56.4%) in the identifiable assets acquired and liabilities assumed.

On the other hand, the measurement of the acquirer’s assets and liabilities is not affected by the transaction.

For the subsequent acquisition of the remaining 56.4% of Gemplus, which will be finalized at the closing date of the Offer, the excess of cost over Gemalto’s interest in the value of the identifiable assets and liabilities at the acquisition date has been reflected in the accompanying unaudited pro forma condensed combined financial information within goodwill. If all appropriate conditions are effectively met, Gemalto may further consider, as an alternative, to reflect this difference as a reduction of equity.

2.10.  Impact of the Offer on Gemalto

2.10.1.  Impact of the Offer on the accounting and financial results of Gemalto and on its consolidated financial statements

2.10.1.1.  Unaudited pro forma condensed combined financial information on the combined business of Gemalto and Gemplus

The following unaudited pro forma condensed combined financial information, which shows the two steps of the Combination, is presented in US dollars and reflects the combination of Gemalto and Gemplus using the purchase method under International Financial Reporting Standards (IFRS). The pro forma adjustments are based upon available information and certain assumptions and reflect the effect of the Combination as it is described above and in further detail in Section 2.1.1 — “Context of the Offer”:

•	Exchange of all the outstanding Gemplus ordinary shares for Gemalto ordinary shares at an exchange ratio of 2 Gemalto new shares for every 25 Gemplus shares (the “Exchange Ratio”);

•	Distribution by Gemplus of €0.26 from its distributable reserves to all its shareholders.

•	Conversion of all of the outstanding Gemplus stock options at the closing date of the Offer, whether vested or not, into a right to acquire, on the same terms and conditions as were applicable under such Gemplus stock options prior to the closing, the number of Gemalto ordinary shares determined by applying the Exchange Ratio to the number of Gemplus stock options adjusted for the effect of the €0.26 distribution, executed prior to the completion of the Contribution in Kind, at an exercise price determined by applying the Exchange Ratio to the former exercise price also adjusted for the effect of the €0.26 distribution.

The unaudited pro forma condensed combined financial information are presented for illustrative purposes only and are not necessarily indicative of the operating results or financial condition of the combined entities that would have been achieved had the offer been completed during the period presented nor are the unaudited pro forma condensed combined financial information necessarily indicative of the future operating results or financial position of the combined entities. The unaudited pro forma financial information does not reflect any special items such as payments pursuant to change of control provisions or restructuring and integration costs which may be incurred as a result of the Combination. In addition, the financial effects of any business rationalization or synergies are not reflected in the unaudited pro forma condensed combined financial information. Because Gemalto has access only to publicly available financial information about Gemplus’ accounting policies, there can be no assurance that the accounting policies of Gemplus conform to those of Gemalto.

The unaudited pro forma condensed combined financial information have been derived from and should be read in conjunction with the respective consolidated financial information of Gemalto (formerly Axalto Holding

N.V.) and Gemplus as of and for the year ended December 31, 2005. All amounts are stated in US dollars. This pro forma information is subject to risks and uncertainties, including those discussed under Section 2.11 — “Risks relating to Offer and the Combination”.

The pro forma information is based on preliminary estimates and assumptions, which Gemalto believes to be reasonable. The pro forma adjustments and allocation of purchase price are preliminary. Due to the limited financial and other information available to Gemalto’s management, at the date these pro forma are prepared, the excess of the purchase price over the book value of the assets to be acquired has been allocated to “Excess of purchase price over book value of net assets acquired”. The final purchase price allocation will be completed after asset and liability valuations have been finalized by Gemalto’s management. The determination of these fair values will be made after Gemalto’s management has had access to Gemplus non public financial and business information upon execution of the Contribution in Kind and will take into account Gemalto’s management’s consideration of all pertinent factors. This final valuation will be based on the actual net tangible and intangible assets of Gemplus that exist as of the date of the completion of the Contribution in Kind. Any final adjustments may change the allocation of the purchase price which could affect the fair value assigned to the assets and liabilities and could result in material changes to the unaudited condensed combined pro forma information. The amount initially allocated to “Excess of purchase price over book value of net assets acquired” will be allocated to various classes of assets, including intangible assets with indefinite lives, intangible assets with definite lives and goodwill. These final allocations may result in a material increase in amortization expense of assets. In addition, the impact of ongoing integration activities, the date of the Contribution in Kind and other changes in Gemplus’ net tangible and intangible assets prior to the completion of the Contribution in Kind could cause material differences in the information presented.

Unaudited pro forma condensed combined balance sheet as of December 31, 2005

			Inter	Pro
		Historical	Company	Forma
	Historical	Gemplus	Adjustment	Adjustments		Combined
	Axalto	(*)	(Note 4)	(Note 5)		Pro Forma
	(In thousands of US$)

ASSETS
Non current assets
Property, plant and equipment	102,468	187,318				289,786
Goodwill	276,252	107,486		252,549	(a)	636,288
Excess of purchase price over book value of net assets acquired	—	—		461,414	(b)	461,414
Intangible assets	21,732	53,050	(2,050)			72,731
Deferred income tax assets	49,256	38,802				88,058
Other non current assets	10,713	70,561				81,274

Total non current assets	460,421	457,217	(2,050)	713,963		1,629,551

Current assets
Inventories	93,331	127,423				220,754
Trade and other receivables	230,959	313,786				544,745
Other current assets	—	4,955				4,955
Cash and cash equivalent	259,284	495,106		(193,822	)(c)	560,658

Total current assets	583,574	941,271		(193,822)		1,331,023

TOTAL ASSETS	1,043,995	1,398,488	(2,050)	520,141		2,960,574

SHAREHOLDERS’ EQUITY AND LIABILITIES
Shareholders’ equity
Shareholders’ equity	698,759	976,175	(1,334)	487,141	(d)/(f)	2,160,741
Minority interest	2,869	15,192				18,061

Total equity	701,628	991,367	(1,334)	487,141		2,178,802

Non current liabilities
Borrowings	6,908	31,272				38,180
Other non current liabilities	32,108	48,820				80,928

Total non current liabilities	39,016	80,092				119,108

Current liabilities
Trade and other payables	270,001	224,316				494,317
Other current liabilities	33,350	102,713	(716)	33,000	(e)	168,347

Total current liabilities	303,351	327,029	(716)	33,000		662,664

TOTAL SHAREHOLDERS’ EQUITY AND LIABILITIES	1,043,995	1,398,488	(2,050)	520,141		2,960,574

(*)	The Gemplus historical balance sheet as of December 31, 2005 has been translated into US dollars at the rate of exchange of US$1 = €0.845.

Unaudited pro forma condensed combined statement of income for the year ended
December 31, 2005

			Inter	Pro
		Historical	Company	Forma
	Historical	Gemplus	Adjustments	Adjustments		Combined
	Axalto	(*)	(Note 4)	(Note 5)		Pro Forma
	(In thousands of US$)

Revenue	992,332	1,173,107	(9,571)			2,155,868
Cost of sales	(671,537)	(785,942)				(1,457,479)

Gross profit	320,795	387,165	(9,571)			698,390

Research and development	(67,340)	(77,873)	1,088			(144,125)
Sales and marketing	(114,226)	(145,232)				(259,458)
General and administrative	(59,000)	(84,826)	(637)			(144,463)
Other operating expenses	(224)	3,868		(9,394	)(f)	(5,750)
Total operating expenses	(240,790)	(304,063)	451			(553,796)

Operating income	80,005	83,102	(9,120)	(9,394)		144,594

Financial income (expenses), net	1,360	6,835				8,195
Share of profit and loss in associates	1,145	(746)				399

Income before tax	82,510	89,191	(9,120)	(9,394)		153,188

Income tax income (expense)	(23,243)	23,461	3,185			3,403

Net income	59,267	112,652	(5,935)	(9,394)		156,591

Net income attributable to the equity holders of the company	57,072	110,788	(5,935)	(9,394)		152,531

Net income attributable to minority interests	2,195	1,864				4,059

Net income attributable to the equity holders of the company
- Basic earnings per share	1.41	0.18				1.68
- Diluted earnings per share	1.38	0.17				1.64
Weighted average of existing shares (In thousands)
- Basic	40,423	618,337				90,581
- Diluted	41,365	634,794				92,627

(*)	The Gemplus historical statement of income for the twelve month period ended December 31, 2005 has been translated into US dollars at a weighted quarterly average rate of exchange of US$1 = €0.7968.

2.10.1.2.  Notes to the unaudited pro forma condensed combined financial information

The accompanying notes are an integral part of the unaudited pro forma condensed combined financial information.

Note 1 — Basis of Presentation

Basis of Presentation

Per the Combination Agreement entered into by Gemalto and Gemplus on December 6, 2005, the Combination is being executed in two steps (see Section 2.1.1 — “Context of the Offer”):

•	Upon clearance of the Combination by the anti-trust and regulatory authorities, which have been notified thereof, TPG and the Quandt Family Entities contributed in kind to Gemalto all of the Gemplus shares that each held in consideration to which TPG and the Quandt Family Entities received 12,744,448 and 9,240,656 Gemalto new shares, respectively. This first step is defined as the “Contribution in Kind”. Immediately prior to the Contribution in Kind, Gemplus distributed €0.26 per share from its distributable reserves to all its shareholders. As a result of this first step, Gemalto held 43.6% of Gemplus and TPG and the Quandt Family Entities held, approximately, 20% and 15% of Gemalto, respectively. After the closing of the Contribution in Kind, Gemalto is deemed to have obtained the control of Gemplus.

•	Upon completion of the Contribution in Kind, Gemalto launched a voluntary public tender offer for the remaining Gemplus shares. The exchange ratio for the public tender offer is 2 Gemalto new shares for every 25 Gemplus shares and is the same as the one applied for the Contribution in Kind by TPG and the Quandt Family Entities.

Gemalto intends to account for the acquisition of Gemplus’ shares as a business combination applying the purchase method of accounting as defined by IFRS 3 “Business Combination” (“IFRS 3”). Based on the analysis of all factors given by IFRS 3 paragraphs 19 to 21, management has concluded that, under IFRS, Gemalto is considered as the acquirer for accounting purposes and Gemplus is considered as the acquired entity. As defined by IFRS 3, the cost of the business combination will be measured as the aggregate of (i) the market value at the closing date of the Offer of Gemalto’s new shares issued in exchange for Gemplus’ shares (ii) the market value at the closing date of the Offer of options to purchase Gemalto shares in exchange of existing options to purchase Gemplus shares and (iii) any costs directly attributable to the business combination.

After the closing of the Contribution in Kind, Gemalto will be deemed to have obtained control of Gemplus and then shall:

•	recognize at fair value the assets acquired and liabilities and contingent liabilities assumed, including those not previously recognized by the acquired entity,

•	recognize a goodwill as the excess of the cost of the business combination over Gemalto’s interest in the net fair value of Gemplus identifiable assets and liabilities and contingent liabilities,

•	measure and recognize the non-controlling interests (56.4%) in the identifiable assets acquired and liabilities assumed.

On the other hand, the measurement of the acquirer’s assets and liabilities is not affected by the transaction.

For the subsequent acquisition of the remaining 56.4% of Gemplus, which will be finalized at the closing date of the Offer, the excess of cost over Gemalto’s interest in the value of the identifiable assets and liabilities at the acquisition date has been reflected in the accompanying unaudited pro forma condensed combined financial information within goodwill. If all appropriate conditions are effectively met, Gemalto may further consider, as an alternative, to reflect this difference as a reduction of equity.

The pro forma condensed combined financial information has been derived from and should be read in conjunction with the historical consolidated financial statements, including the notes thereto of Gemalto and Gemplus.

Pro forma adjustments

Because Gemalto has access only to publicly available financial information about Gemplus’ accounting policies, there can be no assurance that the accounting policies of Gemplus conform to those of Gemalto.

The pro forma adjustments are directly attributable to the Combination. The pro forma financial information does not reflect any cost saving potentially realizable from the elimination of certain expenses and from synergies expected to be created and the anticipated cost of implementing such cost savings or synergies.

The unaudited pro forma condensed combined financial information is based on the following assumptions related to the Combination:

•	Exchange of all the outstanding Gemplus shares for Gemalto new shares at an exchange ratio of 2 Gemalto new shares for every 25 Gemplus shares (the “Exchange Ratio”).

•	Distribution by Gemplus of €0.26 per share from its distributable reserves to all its shareholders.

•	Conversion of all of the outstanding Gemplus stock options at the closing date of the Offer, whether vested or not, into a right to acquire, on the same terms and conditions as were applicable under such Gemplus stock options prior to the closing, the number of Gemalto ordinary shares being determined by applying the Exchange Ratio to the number of Gemplus stock options adjusted for the effect of the €0.26 distribution, at an exercise price determined by applying the Exchange Ratio to the former exercise price also adjusted for the effect of the €0.26 distribution.

•	For the purpose of calculating the purchase price and the pro forma adjustments, an exchange rate of €0.845 for US$1 has been used.

The unaudited pro forma condensed combined balance sheet as of December 31, 2005 assumes that the combination was consummated on that date. The unaudited pro forma condensed combined statements of income for the year ended December 31, 2005 give effect to the Combination as if it had been consummated on January 1, 2005, the first day of the earliest financial period presented.

All the pro forma adjustments are directly attributable to the combination. Concerning pro forma adjustments related to the unaudited pro forma condensed combined statement of income, only adjustments that are expected to have a continuing impact on the results of operations and the financial situation of Gemalto are taken into account. Therefore, the pro forma financial information does not reflect any restructuring expenses that will be eventually incurred in relation with the combination or any special items due to the change of control of Gemplus.

The unaudited pro forma condensed combined financial information are presented for illustrative purposes only and are not necessarily indicative of what the operating results or financial condition of the combined business of Gemalto and Gemplus would have been had the Combination been consummated on the respective dates assumed and are not necessarily indicative of the future operating results of financial condition of the combined businesses of Gemalto and Gemplus.

Sensitivity analysis

The stock price used to compute the estimated purchase price is based on the average closing price of a Gemalto ordinary share for the period beginning two days before and ending two days after the date on which the contemplated Combination was officially announced (December 6, 2005). However the actual measurements date for the value of Gemalto’s ordinary shares under IFRS will be the dates of the closing of the Contribution in Kind and of the Offer. For each US$1.00 increase or decrease in the price of a Gemalto ordinary share, the estimated purchase price pursuant to the term of the Combination and therefore the “Excess of purchase price over book value of net assets acquired” would increase or decrease by approximately US$50,395 thousand.

Note 2 — Purchase price computation and allocation

A.	Acquisition of the 43.6% interest in Gemplus upon completion of the Contribution in Kind

Preliminary estimate of the purchase price for 43.6% of interest in Gemplus

Number of Gemplus ordinary shares outstanding as of December 31, 2005(1)	629,938,264
Percentage of interest acquired	43.6%
Exchange Ratio	2 Gemalto new shares
exchanged for
25 Gemplus ordinary
shares tendered
Number of Gemalto new shares issued	21,985,104
Gemalto’s average stock price(2)	€23.81
Assumed exchange rate	€1 = US$1.1834
All amounts below in US$ thousand

Fair value of Gemalto ordinary shares issued (in thousands of US $)	619,469

Estimated direct combination costs(3) (in thousands of US $)	28,000
Fair value of Gemplus stock options (vested and not vested)(4) (in thousands of US $)	78,052

Estimated purchase price (in US$ thousand)	725,521

(1)	Excluding 942,715 Gemplus ordinary shares held by Gemplus in treasury as of December 31, 2005.

(2)	The stock price used to compute the estimated purchase price is based on Gemalto’s share price in euro for the period beginning two days before and ending two days after the December 6, 2005 announcement of the Combination, as an approximation for the stock price at the closing of the combination.

(3)	Estimated direct transaction cost amount to US$28,000 thousand. The estimated cost of issuing Gemalto shares has not been taken into account (this cost is estimated at US$5,000 thousand and is accounted for as a reduction of the proceeds from the issuance of the Gemalto new shares).

(4)	As stipulated in the Combination Agreement, each outstanding option to purchase shares granted under Gemplus compensation or benefit plans or agreement pursuant to which shares may be issued, whether vested or not, will be converted into a right to acquire, on the same terms and conditions as were applicable under such Gemplus stock options prior to the effective date of the Combination, the number of Gemalto ordinary shares being determined by applying the Exchange Ratio to the number of Gemplus stock options adjusted for the effect of the €0.26 distribution, at an exercise price determined by applying the Exchange Ratio to the former exercise price also adjusted for the effect of the €0.26 distribution.

As prescribed by IFRS 2 “Share-based payment” and IFRS 3 “Business Combination”, vested and unvested stock options or awards granted by an acquirer in exchange for stock options or awards held by employees of the acquiree shall be considered to be part of the purchase price for the acquiree, and the fair value (at the effective date of the Combination) of the new (acquirer) awards shall be included in the purchase price.

The estimated fair value of the replacement awards has been determined on the basis of all the Gemplus stock options outstanding as of December 31, 2005 vested and non-vested, including those issued prior to November 7, 2002, using a Black-Scholes pricing option model, except for stock options issued in May 2005 which were valued using a Monte Carlo pricing option model because their vesting provides for certain performance conditions.

Under IFRS, the estimated fair value of outstanding stock options at the date of the announcement of the Combination amounts to US$78,052 thousand.

Preliminary estimated allocation of the purchase price for 43.6% of interest in Gemplus

For the purpose of this pro forma analysis, the above estimated purchase price has been allocated as follows:

(In US$ thousand)

Gemplus net assets as of December 31, 2005	976,175
Effect of the €0.26 per share distribution on the net assets	(193,822)
Adjusted value of net assets	782,353
Percentage of net assets acquired	43.6%
Total net assets acquired	341,888
Write off of existing goodwill	(107,486)

Adjusted value of net assets acquired	234,402

Unearned compensation(1)	29,705
Excess of purchase price over book value of net assets acquired(2)	461,414

Estimated purchase price	725,521

(1)	Out of the US$78,052 thousand estimated fair value at the Combination announcement date of the replacement stock awards granted by Gemalto in exchange for stock options held by Gemplus employees, the estimated fair value relative to vested options was US$48,347 thousand, and the estimated fair value relative to unvested options was US$29,705 thousand. As service is required subsequent to the effective time of the Combination in order to vest the new awards granted, a portion of this fair value relative to unvested options is allocated to unearned compensation (reflected in equity) and recognized as compensation expense over the remaining vesting period.

(2)	Due to the limited financial and other information available to Gemalto’s management, the excess of the purchase price over the book value of the assets to be acquired has been allocated to “Excess of purchase price over book value of net assets acquired”. The final purchase price allocation will be completed after asset and liability valuations have been finalized by Gemalto’s management. The determination of these fair values will be made after Gemalto’s management has had access to Gemplus non public financial and business information upon execution of the Contribution in Kind and will take into account Gemalto’s management’s consideration of all pertinent factors. This final valuation will be based on the actual net tangible and intangible assets of Gemplus that exist as of the date of completion of the Contribution in Kind. Any final adjustments may change the allocation of the purchase price, which could affect the fair value assigned to the assets and liabilities and result in material changes to the unaudited condensed combined pro forma information. The amount initially allocated to “Excess of purchase price over book value of net assets acquired” will be allocated to various classes of assets, including intangible assets with indefinite lives, intangible assets with definite lives and goodwill. These final allocations may result in a material increase in amortization expense of assets. In addition, the impact of ongoing integration activities, the date of the Contribution in Kind and other changes in Gemplus’s net tangible and intangible assets prior to the completion of the Contribution in Kind could cause material differences in the information presented.

B. Acquisition of the remaining 56.4% shareholding of Gemplus upon the closing of the Offer

Number of Gemplus ordinary shares outstanding as of December 31, 2005	629,938,264
Percentage of interest acquired	56.4%
Exchange ratio	2 Gemalto new shares
exchanged for
25 Gemplus ordinary
shares tendered
Number of Gemalto new shares issued	28,409,957
Gemalto’s average stock price(1)	€23.81
Assumed exchange rate	€1 = $1.1834
All amounts below in US$ thousand

Estimated purchase price	800,500

Fair value of 56.4% of Gemplus interest to acquire	440,465

Goodwill(2)	360,035

(1)	The stock price used to compute the estimated purchase price is equal to the one use to compute the acquisition of 43.6% of Gemplus (see above).

(2)	If all appropriate conditions are met Gemalto may consider reflecting the excess of cost over the related value of Gemplus net assets as a reduction of equity.

Note 3 — Foreign currency translation

The Gemplus historical balance sheet information and related pro forma adjustments as of December 31, 2005 have been translated into US dollar at the December 31, 2005 rate of exchange of US$1 = €0.845. The Gemplus historical statement of income information for the year ended December 31, 2005 and the related pro forma adjustments to the unaudited pro forma combined statement of income have been translated at a weighted quarterly average rate of exchange of US$1 = €0.7968.

Note 4 — Inter company transactions

Transactions that occurred between Gemalto and Gemplus during 2005 were considered as intercompany transactions and therefore were eliminated.

Note 5 — Pro forma adjustments

Adjustments included in the column under the heading “Pro forma adjustments” primarily relate to the following:

(a) To eliminate the historical goodwill in Gemplus books of approximately US$107,486 thousand for the year ended December 31, 2005 and to record goodwill of US$360,035 thousand in connection with the acquisition of the remaining 56.4% shares of Gemplus upon the closing of the Offer, thus increasing goodwill by US$252,549 thousand net.

(b) To record the “Excess of purchase price over book value of net assets acquired” upon the completion of the Contribution in Kind: US$461,414 thousand, as per Note 2 A. above.

(c) To record the payment by Gemplus of €0.26 (US$0.31) per share from its distributable reserves to all its shareholders

+(d) To adjust the shareholders’ equity for an amount of US$487,141 thousand corresponding to the following:

(In US$ thousand)

• To remove Gemplus shareholders’ equity historical balance	(976,175)
• To record the consideration paid for Gemplus through the issuance of Gemalto new shares, excluding the amount of the transaction costs: 21,985,104 + 28,409,957 = 50,395,061 shares at US$28.177	1,419,969
• To record the fair value of all vested Gemplus stock options (See above in Note 2 Preliminary estimated allocation of the purchase price for 43.6% of interest in Gemplus, footnote(1))	48,347
• To record the estimated cost for the issuance of Gemalto new shares	(5,000)

Shareholders’ equity adjustment	487,141

(e) To record in “Other current liabilities” the US$28,000 thousand estimated transaction costs related to the Combination and the US$5,000 thousand estimated cost for the issuance of Gemalto new shares.

(f) Based on the estimated fair value of the Gemalto replacement awards as of the date at which the Combination was announced, the related compensation expense pertaining to the year ended December 31, 2005 would have been US$14,393 thousand. For the preparation of its financial statements for the year ended December 31, 2005, Gemplus recognized as compensation expense in its income statement an amount of US$4,999 thousand representing the amortization charge related to the fair value of all the options granted after November 7, 2002 and which had not vested as of January 1, 2005, determined on the basis of the assumptions applicable to Gemplus stock options on the date of their grant. This compensation expense, included in the historical Gemplus financial statements used in the unaudited pro forma combined condensed statement of income has been cancelled and replaced by the amortization charge related to the fair value of the replacement awards. The net adjustment is a compensation expense of US$9,394 thousand recorded in the “Other operating expenses” line item of the unaudited pro forma combined condensed statement of income.

2.10.2.  Impact of the Offer on the breakdown of the share capital and the voting rights and on the market capitalization

2.10.2.1.  Breakdown of share capital and voting rights before the Contribution in Kind (as of May 31, 2006)

		% of Capital
Shareholder	Number of Shares	Outstanding	% of Voting Rights

Fidelity Funds — SICAV	1,882,839	4.64	4.67
Employees	285,022	0.70	0.71
Directors	120,000	0.30	0.30
Public	38,027,518	93.71	94.32
Treasury shares(1)	263,056	0,65	0

Total	40,578,435	100	100

Total ex. treasury shares	40,315,379	—	—

(1)	As of May 31, 2006, Gemalto held 263,056 treasury shares acquired under the liquidity agreement and the stock buyback program intended to honor the rights of stock option holders (see Part II, Section 21.1.3 — “Number, book value and par value of the Gemalto shares held in its name or by Gemalto subsidiaries” of the Contribution in Kind Listing Prospectus).

2.10.2.2.  Breakdown of share capital and voting rights after completion of the Contribution in Kind

Following the completion of the Contribution in Kind on June 2, 2006 (see Section 2.1.1 — “Context of the Offer”) for a total nominal value of 21,985,104 euros through the issue of 21,985,104 Gemalto shares, the breakdown of Gemalto’s share capital as of the date of this note d’information is as follows:

		% of Capital
Shareholders	Number of Shares	Outstanding	% of Voting Rights

TPG	12,744,448	20.37	20.46
Quandt Family Entities	9,240,656	14.77	14.83
Fidelity Funds — SICAV	1,882,839	3.01	3.02
Employees	285,022	0.46	0.46
Directors	120,000	0.19	0.19
Public	38,027,518	60.78	61.04
Treasury shares(1)	263,056	0.42	0

Total	62,563,539	100	100

Total ex. treasury shares	62,300,483	—	—

(1)	At May 31, 2006 (see note above).

2.10.2.3.  Breakdown of share capital and voting rights after completion of the Offer

On the basis of 100% of the Gemplus shares not held by Gemalto following the Contribution in Kind being tendered to the Offer, the principal shareholders of Gemalto at the end of the Offer will be as follows:

	Non Diluted(1)			Diluted(1)(2)
	Number of	% of Capital	% of Voting	Number of	% of Capital	% of Voting
	Shares	Outstanding	Rights	Shares	Outstanding	Rights

TPG	12,744,448	13.98	14.02	12,744,448	13.39	13.42
Quandt Family Entities	9,240,656	10.14	10.17	9,240,656	9.71	9.73
Fidelity Funds — SICAV	1,882,839	2.07	2.07	1,882,839	1.98	1.98
Gemalto Employees	285,022	0.31	0.31	555,922	0.58	0.59
Directors	120,000	0.13	0.13	841,600	0.88	0.89
Public	66,613,163	73.08	73.30	66,613,163	69.97	70.17
Treasury shares(4)	263,056	0.29	0.00	263,056	0.28	0.00
Gemplus employees	—	—	—	3,055,957	3.21	3.22

Total	91,149,184	100	100	95,197,641	100	100

Total ex. treasury shares	90,886,128			94,934,585

(1)	On the basis of the number of Gemplus shares issued as of June 22, 2006, i.e. 632,134,361 Gemplus shares (excluding 760,506 treasury shares held at June 6, 2006 which will not be tendered in the transaction).

(2)	The options included in the calculations above include all exercisable options estimated at June 1, 2006, in the money or out of the money.

(3)	Alex Mandl holds 9,000,000 Gemplus options that may be exercised on this date and 3,000,000 Gemplus options that may be exercised as of August 29, 2006. Thus, at the end of the Offer and if Alex Mandl exercises all his Gemplus options exercisable on this date (9,000,000) and tenders in the Offer the 9,000,000 Gemplus shares he has obtained from the exercise of said options, Alex Mandl would receive 720,000 Gemalto shares on the basis of the exchange ratio indicated in Section 2.4.2.1 — “Terms of the Offer for the Gemplus shares”. As of August 29, 2006, Alex Mandl will be able to benefit from the mechanism described in Section 2.4.3 — “Gemplus stock options” and will thus be entitled to 240,000 additional shares of Gemalto under the conditions described in said Section 2.4.3. In addition, David Bonderman and Johannes Fritz each hold 10,000 Gemplus options exercising on this date.

(4)	At May 31, 2006 (see note above).

2.10.2.4.  Impact on market capitalization

	Before the	After the
	Contribution in	Contribution in
	Kind	Kind	After the Offer

Number of shares (millions)	40,315,379	62,300,483	90,886,128
Reference price in euros(1)	24.28	24.28	24.28
Market capitalization	978,723,018	1,512,448,059	2,206,412,231

(1)	On the basis of the average over thirty days of the closing price for the Gemalto share reported at May 31, 2006.

2.10.3.  Report of independent auditors on the unaudited pro forma condensed combined financial information appearing in Section 2.10.1. of the note d’information

INTRODUCTION

In accordance regulation (CE) No. 809/2004, we report on the attached unaudited proforma condensed combined balance sheet and income statement (the “unaudited pro forma condensed combined financial information”) for the year ended December 31, 2005 of Gemalto N.V. and its subsidiaries (the “Company”).

The unaudited pro-forma condensed combined financial information has been prepared, for illustrative purposes only, to provide information about the estimated effects of the combination between Gemalto and Gemplus, as if the transaction had occurred as at December 31, 2005 for the balance sheet and as at January 1st, 2005 for the statement of income. Because of its nature the unaudited pro forma condensed combined financial information for the year ended December 31, 2005 addresses a hypothetical situation and, therefore, does not represent the company’s actual financial position or results.

It is the responsibility of the Company’s management to prepare the unaudited pro forma condensed combined financial information in accordance with the requirements of EU Regulation 2004-809. It is our responsibility to provide the conclusion required by Annex II, item 7 of EU Regulation 2004-809. We are not responsible for expressing any other conclusion on the unaudited pro forma condensed combined financial information or on any of its constituent elements. In particular, we do not accept any responsibility for any financial information previously reported on and used in the compilation of the pro forma financial information beyond that owed to those to whom any reports on that financial information were addressed by us at the dates of their issue.

SCOPE

We performed our work in accordance with French professional standards. This work, which involved no examination of any of the underlying financial information, consisted primarily of verifying that the unadjusted financial information comported with the source documents, considering the evidence supporting the adjustments and making inquiries of the Company’s management we considered necessary.

Our procedures to determine if the accounting policies of Gemplus are consistent with the accounting policies of the Company were limited to reading Gemplus’s consolidated financial statements for the year ended December 31, 2005.

CONCLUSION

In our opinion:

a) The unaudited pro forma condensed combined financial information has been properly compiled on the basis stated;

b) the basis is consistent with the accounting policies of the Company, which are in accordance with International Financial Reporting Standards as endorsed by the European Union.

This report is issued for the sole purpose of the note d’information relating to the public exchange offer in France in the context of the combination between Gemalto N.V. and Gemplus International S.A. and should be used for this purpose only.

Neuilly-Sur-Seine
July 4, 2006

PricewaterhouseCoopers Audit

2.11.  Risks relating to the Offer and the Combination

2.11.1.  Market fluctuations may reduce the market value of the shares as the Combination’s exchange ratio is fixed

A certain number of new Gemalto shares, with no guaranteed market value, were issued in the Contribution in Kind and would be issued on the settlement-delivery date in the Offer, at a fixed exchange ratio of two (2) new Gemalto shares for twenty-five (25) existing Gemplus shares. The market value of these new Gemalto shares may have varied significantly from the value on the date of this note d’information and from the date on which the holders of Gemplus shares tender their shares in the Offer.

2.11.2.  The integration of Gemalto and Gemplus may be difficult and expensive and may not generate the synergies and benefits currently expected

The achievement of the benefits and synergies expected by Gemalto and Gemplus from the Combination will depend in part on the ability to integrate the Gemalto and Gemplus operations effectively and efficiently.

Gemplus’ and Gemalto’s goal in integrating their operations is to increase the revenues and earnings of the combined businesses through synergies, most notably from the exchange of know-how between the two companies, optimization of overhead and administrative costs and combining information systems and production sites and other potential restructuring. However, Gemalto may encounter substantial difficulties in integrating its operations with those of Gemplus and fail to achieve the synergies expected. It could even incur substantial costs as a result of, among other things:

•	loss of key employees,

•	inconsistencies in standards, controls, procedures and policies, business cultures and compensation structures between Gemalto and Gemplus and the need to implement, integrate and harmonize various business-specific operating procedures and systems, as well as the financial, accounting, information and other systems of Gemalto and Gemplus, and

•	diversion of management’s attention from its other responsibilities as a result of the need to deal with integration issues.

For these reasons, Gemalto and Gemplus may fail to complete successfully the necessary integration or realize any of the expected benefits and synergies. If they are achieved, actual cost savings and operational benefits may be lower than currently expected and may take a longer time to achieve than currently expected.

2.11.3.  The commitments made by Gemalto and Gemplus to obtain the approval of the regulatory authorities could reduce the benefits expected from the Combination and affect the price of the shares

In order to secure the approval of the Combination by the European Commission on May 19, 2006, and the approval of the American antitrust authorities on May 6, 2006, Gemalto and Gemplus agreed to maintain their commercial practices in licensing and to make available to their competitors the information necessary about the interoperability of the SIM cards with their own wireless platforms. These conditions correspond to the commitments described in Section 2.4.12.2 — “Antitrust law” of this note d’information. Although Gemalto believes that meeting these commitments will not have a material adverse effect on the operations of the new Gemalto entity, or a financial impact on Gemalto, or an impact on the price of the Gemalto shares, this is difficult to predict with certainty.

In addition, antitrust enforcement agencies outside of the United States of America and the European Union frequently review transactions such as the Combination. Any antitrust enforcement agency in a jurisdiction where Gemalto and Gemplus have not filed a notification could at any time take whatever action under the applicable law of the jurisdiction as it deems necessary or desirable in the public interest. Private parties may also bring legal action under the antitrust laws under some circumstances. Although Gemalto believes that the risk is not significant, antitrust, other regulatory agencies or private parties in a jurisdiction where Gemalto and Gemplus have not requested clearance could take action under applicable law to restrict Gemalto’s operations.

2.11.4.  Change of control provisions in the Gemplus agreements may result in adverse consequences for the new Gemalto group

Gemplus is a party to joint ventures, licenses and other agreements and instruments that contain change of control provisions that may be triggered upon the completion of the Combination. Gemplus has not provided Gemalto with copies of any of the agreements to which it is party and these types of agreements are not generally publicly available. Agreements with change of control provisions typically provide for, or permit the termination of, the agreement upon the occurrence of a change of control of one of the parties or, in the case of debt instruments, require repayment of all outstanding indebtedness. These provisions, if any, may be waived with the consent of the other party and Gemalto will consider whether it will seek these waivers. In the absence of these waivers, the operation of the change of control provisions, if any, could result in the loss of significant contractual rights and benefits, the termination of joint venture agreements and licensing agreements or require the renegotiation of financing agreements.

In addition, employment agreements with members of the Gemplus senior management and other Gemplus employees may contain change of control clauses providing for compensation to be paid in the event the employment of these employees is terminated, either by Gemplus or by those employees, following the consummation of the Combination.

Any of these risks could adversely affect Gemalto’s business activity, its financial condition or the price of its shares.

2.11.5.  Gemalto’s results and financial position could differ significantly from the results and position presented in the unaudited pro forma summary combined financial statements for the Combination included in this note d’information

This note d’information includes unaudited pro forma condensed combined financial information as of and for fiscal year ended on December 31, 2005, including (i) a pro-forma unaudited condensed combined balance sheet as of December 31, 2005, assuming that the Combination was consummated as of that date, and, (ii) a pro forma unaudited condensed combined statement of income for the fiscal year ended December 31, 2005 giving effect to the Combination as if it had been consummated on January 1, 2005. This pro forma financial information is presented for illustrative purposes only and does not necessarily indicate the results of operations or the combined financial position that would have resulted had the Combination been completed at the beginning of the period presented, nor is it indicative of the results of operations in future periods or the future financial position of Gemalto following the Combination. The unaudited pro forma financial information does not reflect any special items such as payments pursuant to change of control provisions or restructuring and integration costs which may be incurred as a result of the Combination. In addition, the financial effects of any business rationalization or synergies are not reflected in the unaudited pro forma condensed combined financial information. Because Gemalto has access only to publicly available financial information about Gemplus’ accounting policies, there can be no assurance that the accounting policies of Gemplus conform to those of Gemalto. Accordingly, Gemalto’s results and financial condition may differ significantly from those portrayed by the unaudited pro forma condensed combined financial information included in this note d’information.

2.11.6.   If the Offer is withdrawn or declared unsuccessful for any reason, Gemalto will still hold 43.42% of the Gemplus shares, which would have a significant impact on the realization of the expected benefits and synergies of the Combination

Subsequent to the Contribution in Kind, we currently hold 274,813,800 shares of Gemplus, constituting approximately 43.42% of the share capital and 43.47% of the voting rights of Gemplus. If for any reason the Offer is withdrawn or unsuccessful, Gemalto will continue to hold this large stake. If we do not acquire a substantial portion of the remaining outstanding shares of Gemplus in this Offer, our inability to integrate Gemplus with us could have a significant impact on the realization of the expected benefits and synergies of the Combination.

2.11.7.  The market for Gemplus shares and American depositary shares may be less liquid following completion of the Offer, and the value of any retained Gemplus shares and American depositary shares may be lower. Further, Gemalto reserves the right to delist the Gemplus shares and the Gemplus American depositary shares, or terminate the Gemplus ADS depositary agreement.

The exchange of Gemplus shares for Gemalto shares pursuant to the Offer will reduce the number of holders of Gemplus shares or American depositary shares as well as the number of Gemplus shares or American depositary shares that might otherwise trade publicly and, depending upon the number of Gemplus shares or American depositary shares so exchanged, will likely adversely affect the value of any retained Gemplus shares or American depositary shares.

Gemalto reserves the right to cause the Gemplus shares to be delisted from the Eurolist of Euronext Paris S.A. if it is authorized to do so by Euronext Paris S.A. Euronext Paris S.A. may only authorize the delisting of Gemplus shares if, after the completion of the Offer, the liquidity of the Gemplus shares is so greatly reduced that delisting from the Eurolist of Euronext Paris S.A. would be in the interest of the market, subject to the AMF’s approval. Gemalto also reserves the right to request delisting of the Gemplus ADS from the Nasdaq National Market to the extent such a possibility is offered.

If the deposit agreement for the Gemplus American depositary shares is terminated, holders of Gemplus American depositary shares will only have the right to receive the Gemplus shares underlying the Gemplus American depositary shares upon surrender of any “American depositary receipt” representing the Gemplus American depositary shares and payment of applicable fees to the Gemplus American depositary share depositary. It is specified that Gemplus shares are not traded on a US public trading market.

2.11.8.  Following the consummation of this Offer, we will be holders of a significant majority of Gemplus’ outstanding shares and may take actions or make decisions not in the best interest of the remaining minority shareholders of Gemplus.

Subsequent to the Offer, Gemalto will hold a significant majority of Gemplus’ outstanding shares. Depending on the success of the Offer, the remaining holders of Gemplus securities may constitute a small minority of outstanding shares. Gemalto’s interests may be different from the interest of any remaining Gemplus shareholders. In effecting the Combination and otherwise in the direction of its business, Gemalto may take actions or make decisions that may not be in the best interest of the remaining minority shareholders of Gemplus.

2.11.9.  The existence of minority Gemplus shareholders may reduce the benefits expected from the Combination by Gemalto

The existence of minority interests in the Gemplus capital at the end of the Offer may have adverse effects for the new Gemalto group. If significant minority interests in Gemplus remain, Gemalto could have difficulties in implementing the synergies and other operational improvements related to the Combination of the two groups and in achieving the revenue growth and profits expected.

2.11.10.  As a result of the adoption of a new Luxembourg law, and further to the planned amendment of the Règlement général of the AMF, Gemalto may conduct a “squeeze-out” procedure or use some other means at some date following the Combination to obligate the remaining holders of Gemplus securities to sell their securities to Gemalto for consideration of some combination of cash and Gemalto shares

Since the entry into effect on May 22, 2006, of the Luxembourg law interpreting Directive 2004/25/CE of April 21, 2004, on takeovers (“Takeover Directive”), Luxembourg law, Gemplus’ law of incorporation, now allows the implementation of a squeeze-out procedure equivalent to the procedure currently provided for by articles 237-1 et seq. of the Règlement général of the AMF. However the current rules of the Règlement général do not permit the AMF to apply the rules from its Règlement général relating to the squeeze-out procedure to a public offer for the financial instruments of a foreign company, such as Gemplus, that is listed on the Eurolist of Euronext Paris S.A., as stated in article 231-1 of the said Règlement général. However, in furtherance of law No. 2006-387 of March 31, 2006, transposing the Takeover Directive into French law, the Règlement général of the AMF is to be amended, in particular in order to allow the AMF to apply its rules on the squeeze out procedure to a public offer for the financial instruments of a foreign company registered in a European Community Member State. Accordingly, the envisaged amendment of the Règlement général of the AMF5 should allow the squeeze-out of Gemplus shares from the Eurolist of Euronext Paris S.A.

2.11.11.  The market value of the Gemalto shares could decline following the increase of the number of shares issued or if a significant shareholder sold a large number of Gemalto shares

The number of Gemalto’s shares available for sale or trading on the Eurolist of Euronext Paris S.A. will increase as a result of the Offer and the following other factors:

•	new Gemalto shares have been issued in exchange for the Gemplus shares tendered by TPG and the Quandt Family Entities in the context of the Contribution in Kind (see Section 2.1.1 — “Context of the Offer”)

•	assuming 100% of the Gemplus shares under consideration are tendered to the Offer, additional Gemalto shares representing approximately 35.53% of Gemalto’s share capital and 35.63% of Gemalto’s voting rights will be issued to former holders of Gemplus shares and American depositary shares.

The increase in the number of Gemalto shares, or the perception of such an increase, could adversely affect the market price of the Gemalto shares.

After completion of the Offer, following the Contribution in Kind by TPG and the Quandt Family pursuant to the Combination Agreement (see Section 2.1.1 — “Context of the Offer”), and assuming that all of the remaining Gemplus shares are tendered, TPG and the Quandt Family will hold respectively 13.98% and 10.14% of the share capital and 14.02% and 10.17% of the voting rights of Gemalto on a non-diluted basis, and 13.39% and 9.71% of the share capital and 13.42% and 9.73% of the voting rights of Gemalto on a fully diluted basis, taking into account the number of Gemplus outstanding shares as at June 22, 2006, i.e., 632,134,361 Gemplus shares (excluding the 760,506 Gemplus Treasury shares held, as at June 6, 2006, that will not be tendered to the Offer). A sale of these shares could cause the market value of Gemalto shares to decline. In addition, change of control provisions in Gemalto’s agreements may limit its shareholders’ opportunities to be offered a premium price for Gemalto shares by a potential acquirer.

2.12.  Consolidated shareholders’ equity and liquidity

In accordance with CESR recommendations (CESR/05-054b, paragraph 127), total consolidated capitalization and net liquidity as of March 31, 2006, amounts respectively to USD 714,311,000 and USD 218,441,000.

5 Public consultation of the Règlement gènèral of the AMF plan on takeovers was open until June 16, 2006. It is available on the AMF website (www.amf-france.org).

1) Capitalization and Indebtedness

Total Current debt	2,231
— Guaranteed	329
— Secured	1,554
— Unguaranteed/Unsecured	348
Total Non-Current debt (excluding current portion of long — term debt)	5,217
— Guaranteed	5,217
— Secured	—
— Unguaranteed/Unsecured	—
Shareholders’ equity:
Share capital & share premium	613,456
Treasury shares, fair value & other reserves and cumulative translation adjustment	(9,765)
Retained earnings, including the profit for the year ended December 31, 2005	110,620
Total (minority interest excluded)	714,311

2) Net liquidity/(indebtedness)

A. Cash	37,397
B. Short-term bank deposits and money market funds	188,492
C. Trading securities	—
D. Liquidity (A)+(B)+(C)	225,889
E. Current Bank debt	1,060
F. Current portion of non-current debt	1,171
G. Other current financial debt	—
H. Current Financial Debt (E)+(F)+(G)	2,231
I. Current liquidity/(indebtedness) (D)+(H)	223,658
J. Non-current Bank loans	5,217
K. Bonds issued	—
L. Other non-current loans	—
M. Non-current Financial Indebtedness (J)+(K)+(L)	5,217
N. Net liquidity (I)+(M)	218,441

There is no indirect or contingent indebtedness

2.13.  Declaration on net working capital

Gemalto declares that, from its perspective, the net working capital of the Gemalto group is adequate to meet its obligations over the next twelve months, as from the date of this note d’information.

3.	INFORMATION REGARDING GEMALTO

For information regarding Gemalto, the reader should refer to the Contribution in Kind Listing Prospectus, approved by the AFM and notified by the AFM to the AMF on June 30, 2006 under the reference numbers E/OBE-Rve-06062353 and E/OBE-Rve-06062357, respectively, and in accordance with the European passport mechanism provided by the “Prospectus” Directive (No. 2003/71/EC). These documents are available at no cost from:

•	Gemalto N.V. at Koningsgracht Gebouw 1, Joop Geesinkweg 541-542, 1096 AX Amsterdam, the Netherlands (www.gemalto.com);

•	Axalto International S.A.S., French subsidiary of Gemalto N.V., at 6 rue de la Verrerie, 92190 Meudon;

•	Gemplus International S.A. at 46A, avenue J.F. Kennedy, L — 1855 Luxembourg, Grand Duchy of Luxembourg;

•	Deutsche Bank AG, Paris branch at 3 avenue de Friedland, 75008 Paris, France;

•	l’Autorité des marchés financiers on its Internet site (www.amf-france.org).

4.	INFORMATION REGARDING GEMPLUS

4.1.  selected financial information

•	Key figures

	At December 31
	2005	2004	2003
	(In thousands of euros,
	except for per share data)

Net sales	938,875	865,034	749,203
Gross profit	309,908	270,501	207,256
Operating income (loss)	66,755	26,318	(133,786)
Net income (loss)	91,398	6,291	(158,955)
Attributable to:
— Equity holders	89,890	4,674	(161,107)
— Minority interest	1,508	1,617	2,152
Net income (loss) per share, attributable to equity holders:
— Basic	0.15	0.01	(0.27)
— Diluted	0.14	0.01	(0.27)
Total current assets	795,375	752,099	726,759
Total non-current assets	386,349	273,080	326,480
Total assets	1,181,724	1,025,179	1,053,239
Equity attributable to equity holders	824,869	710,612	695,012
Minority interest	12,837	10,701	12,073
Total shareholders’ equity	837,706	721,313	707,085

•	Market for Gemplus’s shares

The shares of Gemplus are listed on the Eurolist of Euronext Paris, under code LU0121706294-GEM and on Nasdaq National Market, under the symbol GEMP. On December 31, 2005, 630,369,279 shares of Gemplus were listed in France.

Volume of transactions and evolution of the stock price:

	Euronext Paris
			High and Low
			(Per Share)
	Average Volume/Day*	Average Volumes/Day	High	Low
	(In millions of euros)	(In thousands of shares)	(Euro)

2000
December	21.2	2,855	9.99	6.55
2001
average 2001	2.7	587	9.90	1.93
December	2.3	700	3.50	2.70
2002
average 2002	1.4	1,007	3.08	0.37
December	2.6	2,280	1.45	0.82

	Euronext Paris
			High and Low
			(Per Share)
	Average Volume/Day*	Average Volumes/Day	High	Low
	(In millions of euros)	(In thousands of shares)	(Euro)

2003
average 2003	1.5	2,055	1.92	0.63
December	1.9	1,115	1.92	1.52
2004
average 2004	4.1	2,359	2.26	1.28
December	1.9	1,125	1.77	1.64
2005
January	3.2	1,723	1.99	1.71
February	5.5	2,757	2.13	1.86
March	3.6	1,887	2.01	1.79
April	3.7	2,070	1.97	1.62
May	2.1	1,226	1.79	1,61
June	4.1	2,288	1.88	1.72
July	5.6	2,894	2.08	1.82
August	3.5	1,685	2.13	1.97
September	6.2	2,762	2.39	2.07
October	4.9	2,256	2.35	1.99
November	2.8	1,308	2.17	2.03
December	12.1	5,256	2.46	2.13
2006
January	6.7	3,051	2.4	2.02
February	7.3	3,407	2.23	1.91
March	10.3	4,381	2.56	2.04
April	9.8	3,942	2.62	2.30

*	calculated based on the average volume and on the average high and low.

Sources: Euronext and Fininfo

	Nasdaq*
			High and Low
			(Per ADS)
	Average Volume/Day**	Average Volumes/Day	High	Low
	(In thousands of dollars US)	(In thousands of ADS)	(Dollars US)

2000
December	2,608	174	18.88	12.00
2001
average 2001	418	44	17.88	3.60
December	151	28	6.22	4.60
2002
average 2002	58	23	5.47	0.77
December	92	38	3.08	1.82
2003
average 2003	58	20	4.69	1.47
December	81	19	4.69	3.85

	Nasdaq*
			High and Low
			(Per ADS)
	Average Volume/Day**	Average Volumes/Day	High	Low
	(In thousands of dollars US)	(In thousands of ADS)	(Dollars US)

2004
average 2004	275	61	5.80	3.13
December	152	34	4.73	4.33
2005
January	113	24	4.99	4.60
February	161	32	5.24	4.83
March	74	15	5.35	4.52
April	61	13	5.05	4.18
May	66	15	4.44	4.09
June	46	11	4.55	4.16
July	149	31	5.60	4.38
August	66	13	5.30	4.86
September	92	17	5.70	5.17
October	107	20	5.59	4.89
November	50	10	5.12	4.79
December	114	21	5.69	5.02
2006
January	150	28	5.87	4.88
February	91	18	5.32	4.60
March	183	33	6.17	4.80
April	165	28	6.48	5.72

*	these data concern the ADS, each equivalent to two shares of Gemplus.
**	calculated based on the average volume and on the average high and low.

Source:	www.nasdaq.com

4.2.	risk factors

The reader should carefully consider the following risks before deciding to buy shares of Gemplus. The risks described below are not the only risks to which Gemplus is exposed.

4.2.1.  Market risks (rates, exchange, shares)

Currency risk

Part of Gemplus’s net sales and cost of sales are in currencies other than the euro. Consequently, the company’s financial condition, net income and results of operations may be materially adversely affected by fluctuations in currency exchange rates.

Gemplus has developed risk management guidelines that set forth its tolerance for risk and its overall risk management policies. Gemplus has also established processes to measure its exposure to foreign exchange risk and to monitor and control its hedging transactions in a timely and accurate manner. Such policies were approved by Gemplus’s audit committee and are reviewed annually. Currency exchange risk is the company’s main exposure to market risks.

The policy of the company is to hedge a portion of its subsidiaries’ known or forecasted commercial transactions that are not denominated in such subsidiaries’ functional currencies.

In order to achieve this objective, Gemplus uses foreign currency derivative instruments by entering into foreign exchange forward contracts and foreign exchange options.

Gemplus does not enter into financial derivative contracts for purposes other than hedging. No option is sold except where a corresponding option is purchased by the company. The company believes that this combination strategy reduces the cost of hedging without creating speculative positions. All hedging instruments are allocated to underlying commercial transactions.

Financial derivative contracts are traded “over the counter” with major financial institutions and generally mature within twelve months. These hedging transactions allow Gemplus to mitigate the effect of fluctuations in currency exchange rates on its financial condition. However Gemplus’s financial condition remains subject to fluctuations in currency exchange rates.

The table below is a summary of the outstanding financial instruments qualifying as cash flow hedges and the company’s commercial exposure to currency risk.

In the amounts reported below:

•	the hedging positions in parentheses indicate the company’s forward commitment or option to sell the currency against the euro ; other hedging positions indicate the company’s forward commitment or option to buy the currency against the euro; and

•	positive exposures indicate the company’s receivables in the currency or forecasted sales in the currency; exposures in parentheses indicate the company’s payables in the currency or forecasted purchases in the currency.

	At December 31,
	2005				2004
	USD	GBP	JPY	Others(2)	USD	GBP	JPY	Others(2)
	(In thousands of euros(1))

Hedging positions
Forward contracts	(96,619)	(7,930)	(10,807)	19,320	(129,656)	(23,519)	(15,699)	5,648
Option contracts	(68,580)	(13,786)	(12,198)	10,180	(215,983)	(32,994)	(33,739)	19,837

Total	(165,199)	(21,716)	(23,005)	29,500	(345,639)	(56,513)	(49,438)	25,485

Exposure(3)
Balance sheet items:
Commercial transactions not settled at year end	25,718	(1,174)	2,675	(10)	37,483	7,414	6,706	6,136
Forecasted commercial transactions	161,709	31,209	29,810	(12,966)	252,980	51,838	36,598	(28,485)

Total	187,427	30,035	32,485	(12,976)	290,463	59,252	43,304	(22,349)

(1)	Currency amounts are converted to euros at year-end closing rates.

(2)	Other currencies include mainly CHF, NOK, PLN, CAD, AED, ZAR, AUD, KRW and SGD.

(3)	The company’s policy is to hedge all its actual commercial currency exposure as well as a time-weighted proportion of its forecasted commercial currency exposure.

In addition, because certain subsidiaries of the company present their financial statements in a currency different from the euro, the euro-denominated value of such subsidiaries’ consolidated equity is exposed to fluctuations in exchange rates. All exchange differences resulting from translating the company’s financial statements into its reporting currency, the euro, are classified as translation difference in the company’s consolidated equity and included in the caption “Other comprehensive income”. Gemplus does not hedge its equity exposure arising from its net investments in foreign entities.

See paragraph 4.18.2.2 — Notes to consolidated financial statements — Note 25 “Comprehensive income”.

Interest rate and re-investment risk.

Gemplus is in a net, short duration, financial asset position. Financial assets are short term investments in money market instruments, with a duration of three months or less. Financial liabilities are mainly floating rate leasing commitments. Leasing contracts do not have early payment provisions related to the financial situation of the company. However these contracts generally do have customary penalty clauses stipulating the payment of an indemnity in an amount at least equal to the residual financial value on the maturity date in the event of non-performance by the company.

The company considers that it is not significantly exposed to interest rate risk fluctuations and consequently does not enter into derivative contracts to hedge interest rate risk. However, Gemplus does face re-investment risk: when interest rates are increasing (decreasing), interest income increases (decreases), respectively. Gemplus does not hedge this risk.

	From December 31, 2005
	to December 31, 2006	From 1 Year to 5 Years	Beyond 5 Years
	(In thousands of euros(1))

Financial Assets	418,365	—	—
Fixed rate	—	—	—
Floating rate	418,365	—	—
Financial Liabilities	(6,610)	(19,463)	(6,616)
Fixed rate	—	—	—
Floating rate	(6,610)	(19,463)	(6,616)
Net balance sheet position before hedging	(411,775)	(19,463)	(6,616)
Fixed rate	—	—	—
Floating rate	(411,775)	(19,463)	(6,616)
Hedging position	—	—	—
Fixed to floating rate	—	—	—
Floating to fixed rate	—	—	—
Net balance sheet position after hedging	(411,775)	(19,463)	(6,616)
Fixed rate	—	—
Floating rate	(411,775)	(19,463)	(6,616)

(1)	Assets are presented as positive amounts and liabilities as negative amounts.

Effect of a change in borrowing and lending rates of 1% (on the basis of the balance sheet as of December 31, 2005):

•	Variable interest rates assets (cash and short term investments): €418,365 thousand.

•	Variable interest rates debt (finance lease obligations): €32,689 thousand.

•	Net variable interest rate position: €385,676 thousand (assets).

An interest rate reduction of 1% would result in a reduction in net financial income for the company of approximately €3,856 thousand.

The company’s treasurer reports directly to the company’s financial director. For the “holding” activity (i.e., centralized management of the cash and debt of the group), his team is made up of four persons. A monthly treasury report including, among other things, the amounts of available cash and the debt posted to the balance sheet itemized by category (fixed rate, floating rate) is sent by the treasurer to senior management of the company each month.

Risk relating to investments

Gemplus neither trades nor holds marketable securities as a part of its activities. Gemplus does have, however, shareholdings in several non-public start-up companies. For this reason, the company believes it is not exposed in any significant way to volatility risk relating to tradable equity securities. The majority of these investments are held through a direct subsidiary of the company, GemVentures, a venture capital company. These investments are deemed to be held for the medium term. Certain of the company’s personnel are dedicated to managing the company’s venture capital activities in accordance with its internal investment policies; these employees produce quarterly reports to its finance department on their activities.

Gemplus has investments in associates in non-public start-up companies. Associates are entities over which the company has significant influence but does not control, generally with a shareholding of between 20% to 50% of voting rights. Investments in associates are accounted for by the equity method of accounting and are initially recognized at cost. These investments are presented on the balance sheet under the caption “Investments in associates” and are accounted for and valued according to the accounting policies described in Note 2.2 of the consolidated financial statements (see paragraph 4.18.2.2 below).

Gemplus also has minority shareholdings in other non-public start-up companies. For these investments, Gemplus holds less than 20% of the investee’s outstanding shares or voting rights, and these companies are not in substance controlled by, or subject to significant influence of, the company. These investments are presented on the balance sheet under the caption “Available for sale financial assets” and are accounted for in accordance with the accounting policies described in Note 2.12 of the consolidated financial statements (see paragraph 4.18.2.2 below). A write-down of these assets is recorded where there is sufficient reason to believe that an impairment in value that is other than temporary has occurred, typically based on questions regarding the company’s business model or failure to accomplish its business plan.

For more detailed information on market risks, see paragraph 4.18.2.2 — Notes on the consolidated financial statements — Note 2 — “Summary of Significant Accounting Policies”, Note 3 — “Financial Risk Management”, Note 9 — “Derivative financial instruments”.

4.2.2.	Legal risks

4.2.2.1.  Legislation

     Future regulations may be enacted that either directly or indirectly restrict Gemplus’s business by limiting the growth of Internet and mobile commerce.

Gemplus’s products and services are sold in numerous countries around the world, each of which imposes regulations affecting the company’s operations, including the product controls, trade restrictions, tariffs and charges, indirect taxes and labor and other social controls. Many countries impose regulatory restrictions or bans on the use or transfer of, cryptography, which is an essential component of the company’s chip card products and services. Regulation of the Internet in general, and of e-commerce and mobile commerce in particular, is largely unsettled.

As Internet and mobile commerce evolve, Gemplus expects that the various governmental entities will enact or revise laws, rules and regulations covering issues such as user privacy, consumer fraud, pricing, content and quality of products and services and the use of cryptography. Such laws, rules and regulations may increase the costs or administrative burdens of doing business over the Internet and wireless communications networks, and may cause companies to seek alternative means of transacting business in those countries. The limitations on the use and transfer of cryptography and the enactment of laws increasing the costs or burdens of using the Internet or wireless communications would limit the market for the company’s products and services, which could have an adverse effect on the company’s business, financial condition and operations.

See also paragraph 4.4.2.8 “Regulations” below.

4.2.2.2.  Dependence on third parties

Gemplus relies on a number of different suppliers of materials and components to manufacture its products. The significant growth in the wireless communications market has led to an increase in demand for microprocessor chips and consequently to a shortage of microchips and an increase in the price of microchips. In 2005, approximately 90% of its microprocessor chips were supplied to Gemplus by three suppliers, see paragraph 4.2.3.1 “Business Risks” and for a more detailed description of the company’s relations with its suppliers, see paragraph 4.4.2.7 “Dependence of Gemplus — Gemplus’s Suppliers” below.

Gemplus’s three main microchip suppliers accounted for purchases representing 25% of Gemplus’s 2005 sales.

Gemplus’s three main microchip suppliers accounted for purchases representing 31% of Gemplus’s 2004 sales.

4.2.2.3.  Material past or present litigation and potential claims concerning intellectual property rights

Except as described below and the information that appears in paragraph 4.18.2.2 — Notes on the consolidated financial statements — Note 37 “Commitments and Contingencies”, there are no other governmental, judicial or arbitral proceedings threatened or pending, including any proceedings known to Gemplus, which may have or may have had over the past twelve months any material adverse effect on the financial condition or profitability of Gemplus and/or the group.

Challenges to Gemplus’s intellectual property rights could give rise to costly litigation and, if Gemplus is not successful, could result in the loss of valuable assets or market share.

The success of Gemplus depends, in part, on its proprietary technology and other intellectual property rights. If Gemplus is not able to defend successfully its industrial or intellectual property rights, it could lose rights to use the technology it needs to develop its business, which could cause Gemplus to lose market share or could force Gemplus to pay significant license fees for the use of such technology. To date, in order to protect its technology, Gemplus has relied primarily on a combination of patent, trade secret and copyright laws, as well as nondisclosure and other contractual restrictions on copying and distribution, to protect its proprietary technology. Gemplus regularly prepares patent applications for technology relating to its chip card technology, but there can be no assurance that these applications, laws and contractual restrictions will be successful.

Litigation to enforce the company’s intellectual property rights or protect its trade secrets could result in substantial costs and may not be successful. If Gemplus does not succeed in protecting its rights to the technology it needs for its business, its business, operating results or financial condition could be harmed. In addition, the laws of certain foreign countries may not protect the company’s intellectual property rights to the same extent as do the laws in the European Union and United States. The company’s means of protecting its intellectual property rights in the European Union, the United States or any other country in which it operates, may not be adequate to protect fully its intellectual property rights.

Similarly, if third parties claim that Gemplus infringes their intellectual property rights, Gemplus could be required to incur significant costs and devote significant resources to the defense of such claims, and, if it is unsuccessful, Gemplus could suffer costly judgments and injunctions that could materially adversely affect its business, its operating results or financial condition.

See also paragraph 4.9.3 “Intellectual Property” below.

4.2.3.  Business and environmental risks

4.2.3.1.  Business risks

Slow growth or downturns in the wireless communications industry may adversely affect Gemplus’s business.

The company’s business is significantly affected by trends in the wireless communications industry because a substantial proportion of its net sales is derived from sales of wireless products and services, which represented about 70% of its net sales in 2005, compared to 74% in 2004 and 72% in 2003. The wireless communications industry experienced positive growth in 2005 as demand for wireless products and services continued to increase. There can be no assurance, however, that this growth will continue or that the wireless communications industry will experience dramatic downturns similar to those that occurred in the years 2001 and 2002.

Due to the competitive market environment, suppliers to the wireless communications industry are under constant pressure to reduce selling prices, and while Gemplus endeavors to provide a broad product range to its customers and continually to add new high-end products, a reduction in the average selling price may continue to affect its profitability. In addition, if wireless operators delay making the necessary investments for the introduction of new wireless systems and technologies, then the company’s business may be adversely affected due to reduced demand for the company’s products.

Many of the markets targeted by Gemplus for its future growth are in the early stages of development and, if these markets do not develop, Gemplus’s growth could also be less significant or less profitable than it hopes.

Many markets which Gemplus targets for its future growth are small or non -existent. They will need to develop in order for Gemplus to realize its growth objectives. If some or all of these markets do not develop or if they develop more slowly than Gemplus anticipates, the company will not achieve growth which is as fast or profitable as it hopes. For example:

•	Gemplus is seeking to take advantage of the development of new markets for wireless communications products and services, including mobile commerce, mobile banking services and mobile Internet services. These markets are still just starting to develop.

•	Gemplus also manufactures chip cards and design solutions for the financial services market. Chip card technology has not yet been widely adopted by the financial services industry outside of France, Germany and the United Kingdom, largely due to the cost of building the necessary infrastructure, the need for more internationally compatible standards and the relatively limited capabilities of all but the newest chip cards.

•	Gemplus is investing in identification and security networks products and services, but so far has not deployed these products and services on a widespread basis internationally. Some of its businesses in these markets remain in early-stage operations, and it does not know whether or when these businesses will be significantly profitable.

If Gemplus’s restructuring strategies do not produce the expected results or they are not implemented adequately, Gemplus may experience difficulties in growing its business or making its business as profitable as it hopes.

Gemplus implemented three separate restructuring plans adopted in 2001 and 2002. These plans were adopted by Gemplus to address the effects on its business of the slowdown in the wireless communications industry, which led to a decline in sales of the company’s wireless products and services and an increase in its operating losses. While implementation of these plans allowed the company to reduce its operating costs in subsequent periods, if it is not able to maintain the reduction in its operating costs or increase its productivity, because its restructuring plans do not continue to produce the expected results or are not implemented adequately, Gemplus may experience difficulties in growing its business.

If chip card technology is not adapted in new standards for the markets targeted by Gemplus, Gemplus could lose some of its existing customers and its business could fail to achieve the anticipated growth.

Gemplus’s ability to grow depends significantly on whether government and industry organizations adopt chip card technology as part of their new technology standards. If these entities do not adopt chip card technology, Gemplus might not be able to succeed in some of the new markets it is targeting or could lose some of its existing customers.

In order for Gemplus to achieve its growth objectives, chip card technology must be adopted in a variety of areas, including in:

•	certain wireless communication devices and networks which are not currently equipped to use chip cards;

•	bank credit and debit card systems which in most countries still use magnetic stripe cards as their primary technology;

•	computer equipment, which must include chip card readers as standard equipment if the use of chip cards for Internet and other applications is to become common;

•	digital signature information technology security systems; and

•	identity card programs.

The decisions of standard setting bodies that may decide whether to adopt chip card technology are likely to be based on factors such as:

•	the cost of adopting chip card technology relative to alternatives;

•	the degree of security provided by chip card technology relative to alternatives;

•	the development of competing technologies to provide security and premium value services;

•	the relative ease of installing chip card technology; and

•	whether chip card technology becomes generally accepted by businesses and consumers.

Most of Gemplus’s products are subject to competition from other technologies, such as magnetic stripe payment cards, non-chip based authentication, certain wireless standards that do not incorporate a SIM card into network architecture, and non-portable security devices built into PC motherboards. Gemplus believes that chip cards have certain advantages, although there may be alternatives to the company’s products.

Gemplus may need to develop further its position as a provider of software and services to earn higher margins from its chip card technology.

Beyond the manufacture and sale of chip cards, Gemplus believes that the continual improvement of chip card technology affords opportunities for companies capable of supplying their customers with innovative software and systems as well as specialized services and advice. Although Gemplus has achieved some success in positioning itself as a supplier of services and systems, there can be no assurance that Gemplus will be successful in developing a profitable business line, or that Gemplus will be able to capture a significant share of the market for the sophisticated services and systems that it believes are likely to produce more attractive margins in the future.

Gemplus may fail to manage optimally its inventories of microcontroller chips, a key component of its products, or could suffer from disruptions to its production line.

Gemplus’s technology is based principally on microcontroller chips. The wireless communications industry has been volatile in recent years, experiencing rapid growth in 2000, a downturn in 2001 and 2002, signs of growth in 2003 and improved growth in 2004 and in 2005. Gemplus has had periods of difficulty managing its inventory levels of microcontroller chips. Failures to manage its inventory could cause Gemplus to lose business to competitors and have lower margins on existing sales. Managing its inventory is made more difficult by the fact that the lead-times for the procurement of semiconductors is significant compared to the volatility of demand from the company’s customers. Although in 2005 Gemplus managed its inventory at more acceptable levels, managing its inventory supply in the future, particularly if the industry undergoes significant and rapid change, will remain a challenge to its procurement strategy.

In addition, if the wireless communications industry experiences a sudden upturn, with significant levels of growth in the near future, Gemplus would need to secure adequate supplies of microcontroller chips to expand its production. If Gemplus were not able to secure these supplies, or experiences supply problems with the newest generation of microcontroller chips that generate its highest margins, Gemplus may record lower revenues and profits and lose market share to competitors that have secured adequate chip supplies. There may be supply limitations in the future that could negatively affect the company’s ability to procure microcontroller chips.

In 2005, Gemplus purchased approximately 90% of its microcontroller chips from three suppliers. While there are several chip suppliers in the market, the failure by one or more of the company’s main suppliers to continue to meet its needs could have a material adverse affect on its business. Major suppliers in this industry include Atmel, Infineon, ST Microelectronics, Philips and Samsung.

Gemplus must manage its chip card production capacities optimally in order to be profitable.

Because the company’s activities are based on orders varying in size and requiring different delivery schedules, Gemplus needs to anticipate accurately demand from its customers for its products and effectively allocate its production capacity to such demand in order to meet delivery requirements, best recapture its fixed costs and maximize its operating margins. In particular, Gemplus must make judgments about when and how to allocate production capacity so as to maximize the likelihood that its will produce chip cards with the highest margins and operate its facilities and equipment at a high rate of utilization. Any failure to forecast demand accurately, allocate capacity optimally or run its operations efficiently might adversely affect the company’s revenue and profitability. In addition, Gemplus must accurately forecast demand for products in order to source chips. If Gemplus does not accurately forecast its need for chips, it might be left with high chip inventories that it might not be able to use or might need to use to produce products that could have been produced with less powerful and less costly chips, which might lead Gemplus to record lower profits on these products.

Also, Gemplus may become responsible for indirect damages resulting from its breach of contract including, without limitation, penalties for failures to meet delivery schedules. If this were to occur, among other things, Gemplus would likely need to defend against claims, which could be time consuming and expensive, and Gemplus might be found liable.

If the company’s products or production facilities fail to satisfy the standards and criteria of various industry organizations and bodies, particularly in the financial market, it may not be eligible to compete for supply contracts to members of such organizations and bodies, which include some of the company’s important customers.

If Gemplus is unable to keep up with rapid changes in chip card technology, its existing products and services may no longer be competitive or could become obsolete.

The market for Gemplus’s products and services is marked by rapid technological change because of frequent new product introductions and chip card technology enhancements, uncertain product life cycles, changes in client demands and evolving industry standards. New products and services based on new or improved technologies or new industry standards can render existing products and services obsolete and unmarketable. To succeed, Gemplus needs to enhance continually its current products and service offerings and develop new products and services on a timely basis to keep pace with developments related to chip card technology and to satisfy the increasingly sophisticated requirements of its customers. Any delays in developing and releasing enhanced or new products and services, or in keeping pace with continuous technological change, may cause Gemplus to lose its existing customer base or prevent Gemplus from expanding its customer base, which could adversely affect its business.

The process of developing the company’s products and services is highly complex and requires significant continuing development efforts and investments. The company’s investments in research and development have been considerable and may need to increase. In order to maintain a satisfactory return on investment Gemplus must significantly increase its sales.

Many of Gemplus’s major customers, particularly in the financial services segment, belong to powerful industry organizations and bodies.

Many of the industry organizations and other bodies to which Gemplus’s customers belong have issued their own sets of standards and criteria relating to chip card manufacturers’ facilities and products, which Gemplus must satisfy in order to be eligible to supply products and services to these customers. Gemplus makes significant investments in order to meet these standards and criteria, which vary depending on the organization or body, including investments required to satisfy changes adopted from time to time by these organizations and bodies in their respective standards and criteria. Further investments may be costly, and if Gemplus is unable to continue to meet these standards and criteria, it may become ineligible to provide products and services that have constituted in the past an important part of its revenue and profitability.

Gemplus’s quarterly results fluctuate and are difficult to predict and, if future results are below expectations of investors, the price of Gemplus’s shares or ADSs may decline.

The operating results of Gemplus have varied from quarter to quarter and Gemplus anticipates that this pattern will continue. This variability makes it difficult to use a particular quarter’s results of operations as an indicator of possible trends.

Although these quarterly variations are an historic part of Gemplus’s business, they could affect the market price of its shares or ADSs. In particular, if Gemplus’s results of operations in any quarter are below expectations of investors, the trading price of Gemplus’s shares or ADSs may decrease.

In addition to broad economic factors and factors that affect companies generally, a number factors specific to Gemplus and likely to cause quarterly variations, including:

•	the mix of products and services that Gemplus is able to sell, including in particular, whether Gemplus is able to increase the sales of its higher margin products and services, such as those Gemplus sells in the wireless communications market;

•	the geographic mix of the company’s sales, including the relative extent of the company where the products and services are sold at more attractive prices;

•	the costs related to possible acquisitions of technology or businesses, including costs related to the integration of acquired businesses into the company’s operations; and

•	the level of the company’s success in maintaining and enhancing existing relationships and developing new relationships with strategic partners, including third party software developers, system integrators and other implementation partners.

In prior years, Gemplus experienced seasonal fluctuations in its operating results but there can be no assurance that such fluctuations will continue in the same or another pattern in the future.

The period between initial contact with a potential customer and the sale of Gemplus’s products or services tends to be long and may be subject to delays, which may have a negative effect on Gemplus’s net sales.

The period between the first contact with a potential customer and purchase of Gemplus’s products and services is often long and subject to delays associated with budgeting, approval and competitive evaluation processes that frequently accompany significant capital expenditures. A lengthy sale cycle may have a negative effect on the timing of the company’s net sales, which may cause the company’s quarterly operating results to fall below investors’ expectations. A customer’s decision to purchase the company’s products and services is often discretionary, involves a significant commitment of resources, and is influenced by customer budget cycles. To sell its products and services successfully, Gemplus generally must educate its potential customers regarding the uses and benefits of its products and services, which can require the expenditure of significant time and resources. There can be no assurance that this significant expenditure of time and resources will result in actual sales of the company’s products and services.

If Gemplus’s strategic relationships terminate or do not develop, Gemplus may lose significant sales and marketing opportunities.

Gemplus established strategic relationships including joint ventures with telecommunications carriers, third party software developers, financial institutions and several government agencies and organizations.

These entities are not always obligated to continue their business relations with Gemplus. These business relations could be terminated and such entities may either work instead with competitors or become new competitors of Gemplus. If these strategic relationships or joint ventures were terminated, Gemplus might lose important sales and marketing opportunities. These relationships expose the company’s products and services to potential customers to which Gemplus may not otherwise have access. In addition, these relationships provide Gemplus with insights into new technology and with access to third party service providers that these customers can use implementation assistance.

Challenges to Gemplus’s intellectual property rights could cause Gemplus to incur costly litigation and, if Gemplus is not successful, could result in Gemplus losing valuable assets or market share.

See paragraph 4.2.2.3 above.

Gemplus might be forced to change its product and services offerings or be forced to pay higher costs if the third party technology that Gemplus uses in its products changes or if the price of such technology increases.

Many of Gemplus’s products integrate thirty party technologies that Gemplus licenses or otherwise obtains the right to use, including:

•	software relating to chip card operating systems;

•	security and cryptographic technology for chip card operating systems, which help prevent unauthorized parties from accessing or tampering information; and

•	public key infrastructure technology that is used for Internet transactions and identification in corporate networks.

Technology providers frequently change their products and cease supporting prior versions of their products. Should such cessation or support occur, Gemplus cannot be assured that it will be able to adapt effectively its products and services to accommodate such changes. If not, Gemplus may have to change the features of its products and services or discontinue some or all of them. Some changes in technology may be accompanied by significant price increases that cannot be passed on to customers, which could increase costs and materially affect Gemplus’s business, financial condition or results of operations.

Gemplus has multinational operations that are subject to risks inherent to international operations, including currency exchange rate fluctuations.

Gemplus conducts its business in all regions of the world, including in many countries outside the United States and the European Union. As a result, Gemplus is exposed to political, regulatory and commercial risks inherent in international operations, including the risk of currency exchange rate fluctuations, particularly in relation to US dollar, the British pound, the Chinese Yuan and the Singapore dollar.

Gemplus’s operations are subject to the risks associated with international operations, which include:

•	a slowdown or recession in global, regional or national economic growth;

•	tariffs and trade barriers;

•	exchange controls;

•	fluctuations in national currencies;

•	social and political risks;

•	national and regional labor disputes;

•	required compliance with a variety of foreign laws, regulations and standards; and

•	the difficulty of enforcing legal claims and agreements through legal systems.

Gemplus’s ID & security activity is in part based on contracts with government agencies, and the company is unable to forecast the effect that new regulations or changes in policy may have on its ID & security activity.

To the extent that Gemplus incurs costs in one currency and makes sales in another, its profit margins may be affected by changes in the exchange rates between the currencies. A substantial part of Gemplus’s expenses is in the euro, while a significant amount of Gemplus’s sales is in US dollars and other currencies. The US dollar, and currencies whose exchange rates are tied to the US dollar, have experienced certain declines in the recent past. Although the company’s general policy is to hedge against much of its currency fluctuation risks, given the volatility of currency exchange rates and the costs of hedging against them, there is no assurance that it will be able to manage effectively these risks.

Furthermore, the company’s regional businesses are subject to cyclical fluctuations in the economies in which they operate. Any of the risks cited above could adversely affect the company’s results of operations.

In 2005 and 2004, Gemplus made, respectively, 5% and 6% of its net sales in China and it expects to continue to earn a material portion of its net sales in China. Conducting business and manufacturing activities in China is subject to special risks that may not arise in other countries, including:

•	the possible failure to adopt, or the adoption of inconsistent or ineffectual, market-oriented economic reforms by the government;

•	uncertainties regarding the interpretation and enforcement of laws and regulations; and

•	the devaluation of the local currency or the imposition of restrictions on currency conversion.

Gemplus operates in may jurisdictions with highly complex and variable tax regimes, and changes in tax rules and the outcome of tax assessments and audits could cause a material effect on the financial results of Gemplus.

Gemplus operates in many jurisdictions with highly complex and variable tax regimes. Changes in tax rules and the outcome of tax assessments and audits could have a material effect on the financial results of Gemplus.

The tax rates to which Gemplus is subject are variable. The company’s effective tax rate in any jurisdiction may depend on changes in its level of operating profit or in the applicable rate of taxation in such jurisdiction, as well as on changes in estimated taxes due to new events. Currently, Gemplus enjoys tax benefits in certain jurisdictions. These benefits may not be available in the future due to changes in the relevant tax rules, which could cause the company’s effective tax rate to increase in the future.

Future acquisitions adversely affect Gemplus’s business.

Gemplus’s strategy to achieve growth may lead Gemplus to make significant acquisitions of businesses that it believes to be complementary to its own. Its strategy also depends in part on its capacity to identify suitable acquisition targets, finance their acquisition and obtain required regulatory or other approvals. Future acquisitions may require Gemplus to use significant financial resources, to make potentially dilutive issuances of its equity securities, to incur debt and to incur impairments related to goodwill and other intangible assets. Acquisitions involve numerous other risks, including difficulties in integrating the operations, technologies and products acquired and the employees of the acquired businesses, the diversion of management’s attention from other business concerns, the risk of entering geographic markets in which Gemplus has little or no prior experience, and the potential loss of key employees of acquired businesses.

Gemplus faces risks relating to certain partnerships, joint ventures and subsidiaries that Gemplus does not control.

Some of Gemplus’s activities are, and will in the future be, conducted through entities that Gemplus does not entirely control or in which Gemplus has minority interest, such as in certain joint ventures. Under the governing documents or agreements for these entities, certain key matters, such as the approval of the business plans, require the agreement of Gemplus’s partners, and in certain cases, decisions regarding these matters may be made without Gemplus’s approval. There is also a risk of disagreement or deadlock among the stakeholders of jointly controlled entities and that decisions contrary to Gemplus’s interests will be made. These factors could affect Gemplus’s ability to pursue its stated strategies with respect to those entities or have a material adverse effect on Gemplus’s results or financial condition.

Gemplus’s operating results can vary due to the impairment of goodwill and other intangible assets arising from acquisitions, as well as to impairment of assets due to changes in the business environment.

The value of the goodwill reported on the consolidated balance sheet of Gemplus, net of amortization, at December 31, 2005 was €90.8 million (2004: €28.2 million, 2003: €37.7 million). Because the market for Gemplus’s products is characterized by rapidly changing technologies, and because of significant changes in its industry, Gemplus’s future cash flows may not support the value of goodwill and other intangibles in its balance sheet. Gemplus is required to regularly test goodwill and to assess the carrying values of intangible and tangible assets when impairment indicators exist. As a result of such tests, Gemplus could be required to book an impairment in its statement of income if the carrying value in its balance sheet is in excess of the fair value. The amount of any potential impairment is not necessarily predictable since it depends on Gemplus’s estimates of projected market trends, results of operations and cash flows. Any potential impairment, if required, could have a material adverse effect on Gemplus’s results of operations.

Recent changes in International Financial Reporting Standards (IFRS) could affect Gemplus’s reported results.

Gemplus has been preparing its consolidated financial statements and reporting its results in accordance with International Financial Reporting Standards since 2000. Significant changes in IFRS have been adopted recently.

The International Accounting Standard Board regularly revises current the International Financial Reporting Standards with a view to increasing international harmonization of accounting rules. This process of amendment and convergence of worldwide accounting rules could result in significant amendments to existing rules. It is not possible to predict the effect on Gemplus’s reported results of any such changes that may be made in the future, or whether such rule changes would be retrospective, potentially requiring Gemplus to restate past reported results.

4.2.3.2.  Environmental risks

Gemplus’s manufacturing and customization operations may be subject to evolving and increasingly stringent environmental and occupational health and safety laws and regulations in a number of jurisdictions, including regulations governing the management, use and release or discharge of hazardous and toxic materials into the environment.

Gemplus believes that the nature of its activities does not present significant risks for the environment or for the safety of its employees. However, the company’s operations do have environmental effects, namely solid, gas and liquid discharges arising from the use of chemicals and the consumption of energy and water. Gemplus considers that, given the nature of its activities, it does not present particular risks to its employees or persons living in the company’s vicinity.

The policy of the company is to improve continuously its compliance with environmental regulations, prevent environmental risks and improve communication regarding environmental matters.

Gemplus intends to certify its world-wide production facilities in accordance with the ISO 14001 international environmental management standard before the end of 2006. In 2005, 90% of the company’s facilities were certified under ISO 14001. Continuous improvement programs have been implemented in every company facility to improve waste management, use energy more efficiently and energy use an minimize risks to employees.

Gemplus is not subject to regulation of major technological risks. Gemplus monitors changes to regulation of electronic products (WEEE & RoHS directives) and anticipates these changes as much as possible by, among other things, implementing hazardous waste control procedures and managing its waste treatment operations. In addition, internal and external audits are conducted at Gemplus to ensure regulatory compliance.

Gemplus is not able to evaluate the costs associated with environmental compliance as such costs are integral to its business activities. To date, no serious environmental liability has been identified and consequently no provision for environmental risk was made in 2003, 2004 and 2005.

4.2.4.  Insurance

Gemplus places great importance on the management of operational risk. In October 2002, Gemplus established a risk management and insurance department and has continued to develop its risk prevention and protection policy. Gemplus put into place insurance coverage that it deems appropriate for a leading, solvent enterprise, including coverage for civil liability arising from its operations, property damages and lost revenues.

Gemplus has also put into place insurance coverage in respect of damage, loss, costs and expenses that it may incur due to the acts or omissions of its directors and executive officers acting in such a capacity.

Within Gemplus’s group, there are a number of local insurance policies covering risks that are not covered by worldwide group policies and worldwide group policies which offer coverage only at or above a certain threshold, where coverage from local policies end. These global programs are designed to cover all the sites of the group and their activities. They include in particular: (i) a civil liability insurance for “business operations and after sale”

which requires that each entity subscribes for local policy covering business operations, (ii) a policy for damage to property / lost revenues, which, require that local insurance coverage be obtained in certain countries, (iii) a fraud and deceit policy and (iv) a transportation policy. All risks related to Gemplus’s operations, whether vis-à-vis third parties or intra-group, are covered by insurance policies that include customary exclusions and which constitute uninsured risks that Gemplus considers to be non-significant, acceptable or not insurable.

Damage to assets of Gemplus’s group, as well as subsequent revenue losses, are covered by a policy, the coverage of which is limited by provisions that take into account mitigation plans implemented by Gemplus’s and the ability of Gemplus’s group to recover its production capacity within a certain time. The amount of insurance cover is higher than the maximum possible loss identified for the most sensitive sites, i.e., €400 million per claim, per plant. The policy contains exclusions and limits that are customary for groups of comparable size and activity. Operational liability and after-sale risks are covered up to €150 million, which allows the group to cover liabilities to third parties both for frequent claims and for heavy serial claims.

In 2005, Gemplus’s group continued its risk management policy, and improved the quality of its insurance program while maintaining aggregate costs at approximately €3.8 million.

Other than as may result from customary deductibles applicable to insurance policies, no company group risk is self-insured by other mechanisms, such as through captive companies.

4.2.5.  Other special risks

4.2.5.1.  Risks related to Gemplus’s industry

Gemplus’s markets are highly competitive and competition could harm its ability to sell its products and services and could reduce its margins and market share.

The market for chip card products and services is rapidly changing and is intensely competitive. Gemplus expects competition to increase as the industry grows and as some chip card technologies mature. Intense competition has led to increased pricing pressures on Gemplus’s products which, in turn, has resulted in lower price margins on those products. Gemplus may not be able to compete successfully against current or future competitors, or may not be able to make a profit at the prices it would need to sell products to be competitive. The competitive pressures facing Gemplus may harm its business, operating results and financial condition.

Currently, Gemplus’s principal competitors include chip card product and service providers such as Axalto, Giesecke & Devrient, Oberthur Card Systems, Orga Kartensysteme and Incard. There have also been new entrants into the industry with low-cost operating models, especially in China, with aggressive pricing policies that are threatening the company’s market share and its profitability. As the market for chip card products and services in the wireless, financial services and Internet security industries grows, and as these markets converge, Gemplus may experience additional competition from companies that are currently its suppliers, customers and strategic partners, including:

•	operating system developers, such as Microsoft et IBM;

•	electronic security product and service providers, such as Entrust, RSA et Verisign;

•	wireless device manufacturers, such as Nokia, Motorola, Samsung and Sony-Ericsson;

•	system integrators, such as IBM, Siemens and EDS;

•	microcontroller chip manufacturers, such as STMicroelectronics, Infineon, Philips, Atmel, Renesas, Samsung and Sony; and

•	wireless infrastructure software providers, such as SmartTrust.

Some of Gemplus’s competitors and potential competitors may have larger technical staff, larger customer bases, more established distribution channels, greater brand recognition and greater financial, marketing and other resources than Gemplus does. The company’s competitors may be able to develop products and services that are superior to the company’s products and services, which achieve greater customer acceptance or which have significantly improved functionality as compared to the company’s existing and future chip card products and services. In addition, the company’s competitors may be able to negotiate strategic relationships on more favorable terms than the company has been or is able to negotiate. Many of the company’s competitors may also have well-established relationships with existing and prospective customers. Increased competition may result in reduced margins, loss of sales or decreased market shares, which in turn could harm the company’s business, operating results and financial condition.

Communications networks may not expand as a commerce and business medium, in which case Gemplus’s growth may be adversely affected.

Gemplus’s growth may suffer if wireless devices do not become a widely used method of accessing the Internet for commercial transactions.

The acceptance and use of wireless telecommunication for Internet commerce, mobile banking and mobile commerce may limited by a number of factors, including:

•	inadequate development of network infrastructure;

•	inconsistent quality of service;

•	excessive cost of high-speed service;

•	concerns about transaction security and fraud or theft of stored data and information communicated over wireless communications networks;

•	increased government regulation and the taxation of transactions conducted over wireless communications networks; and

•	delays in development or adoption of new standards or protocols to handle increased levels of activity on wireless communication networks.

In addition, companies and government agencies that have already invested substantial resources in other methods of conducting business may be reluctant to adopt new methods.

New developments may render chip card encryption technology inadequate or ineffective.

Chip cards use cryptographic technology to secure transactions and exchange confidential information. Most types of chip cards are equipped with secret keys that are required to encrypt and decode messages through the application of algorithms. The security afforded by this technology depends on the integrity of a user’s secret key and the complexity of the algorithms used to encrypt and decode information. Any significant advance in techniques for attacking cryptographic systems, including the successful decoding of cryptographic messages or the misappropriation of private keys, could result in a decline in the security of the company’s technology and affect the market’s acceptance of, or demand for, the company’s products which could have an adverse effect on the company’s business, financial condition and results of operation.

The role of chip cards may be relegated to that of simple identity tokens with limited additional added value.

The primary role of chip cards has historically been to ensure authentication, and they are widely used as identity tokens. Chip cards can also provide additional value with on-board applications running in a stand-alone or in a client-server mode. This value is created if:

•	chip cards are technically enabled to play an effective role in storing applications; and

•	applications relying on chip cards are actually developed and used.

If an insufficient number of applications rely on chip cards, chip cards risk having their role reduced to that of simple identity tokens, providing limited additional value. In these circumstances, the value of chip cards would not grow, which could materially adversely affect the company’s business, operating results and financial condition.

4.2.5.2.  Risks related to Management team

Gemplus’s products, services and technologies are complex, and its future growth depends to a large extent on the skills of its engineers, operators, management and other key personnel. Maintaining know-how, and the continued re-training of currently competent personnel, are also necessary to maintain an appropriate level of innovation and technological advancement at Gemplus. The ability to recruit, retain and develop quality personnel is a critical success factor for the company.

Gemplus believes having stable management is important to its success. In 2001 and 2002, Gemplus had significant changes in its senior management, and although Gemplus expects no similar change of this type in the near term, except as announced on December 7, 2005 with respect to the Axalto combination, improvements in Gemplus’s performance and operations depend significantly on the success of its management team.

4.2.5.3.  Risks related to product quality

If Gemplus’s products contain defects or if Gemplus makes errors in providing services, it could lose customers and revenues and become subject to costly claims.

Complex chip card products such as the company’s can contain errors and defects, particularly when first introduced or when new versions or enhancements are released. Similarly, the company’s services can involve decisions that result in its customers making significant investments and changes to their business organizations or processes. Serious defects or errors in the company’s products or services could result in lost revenues or a delay in market acceptance, which would be detrimental to the company’s reputation and would harm its business, operating results and financial condition.

Defects or other performance problems in the company’s products and services could also result in financial or other losses to its customers, in which case its customers could seek compensation for losses from the company. If these kinds of claims were to be made, they could be expensive, time consuming and costly to defend against and could harm the company’s reputation, which in turn could result in a loss of its customers and a decrease in its revenues. Although the company’s sales and services agreements typically contain provisions designed to limit the company’s exposure to such claims, existing or future laws or unfavorable judicial decisions could potentially limit the effectiveness of these provisions.

4.2.5.4.  Risks relating to the trading of the shares of Gemplus

Technology-related stock prices are especially volatile, and this volatility may depress Gemplus’s share price, and the trading in its shares and ADSs often experiences low volumes.

Because Gemplus operates in the highly volatile technology sector, the market price of its shares and ADSs is likely to continue to be highly volatile. In addition, there is often low market volume in the company’s shares and ADSs.

If Gemplus is unable to meet the continued listing standards of the exchanges or quotation systems on which its securities trade, or if remaining as a publicly listed company is not considered economically justified, Gemplus may delist and investors may not be able to resell their shares or ADSs easily.

     Because several of Gemplus’s shareholders own a large percentage of its voting stock, other shareholders’ effective voting power may be limited.

As of the date of this document, to the knowledge of the company, its executive officers, directors and their affiliates (with the exclusion Texas Pacific Group and its subsidiaries and the Quandt family) beneficially owned or controlled approximately 0.33% — based on fully diluted capital of the company - and had options that allow them to acquire an additional 4.25% on a fully diluted basis of its share capital. In addition as of December 31, 2005, Texas Pacific Group, Quandt family, and the Marcel Dassault Group1 owned or controlled, respectively, approximately 25.27%, 18.32% and 5.07% of the company’s shares (or approximately 22.41%, 16.25% and 4.50% on a

1 Based on the annual shareholders meeting of April 26, 2005.

fully diluted basis, respectively). If some or all of such persons act together, they have the ability to control matters submitted to the company’s shareholders for approval, including the election and removal of directors, the approval of any merger, consolidation or the sale of all or substantially of the company’s assets. This potential concentration of control can affect the value of its traded shares or limit the effective voting power of small shareholders.

If Gemplus is deemed a passive foreign investment company, certain unfavorable US tax rules may apply.

Recent increases in Gemplus’s market capitalization have reduced the risk that comparatively minor changes in its assets or share price could result in it becoming a “passive foreign investment company” or “PFIC” for US tax purposes for reasons outside its control. If there is a decline in our market capitalization in the future, this risk could become more significant. Certain unfavorable US tax rules apply to shareholders in companies that are PFICs for even a single year.

4.2.5.5.  Risks related to possible patent disputes

Gemplus pays royalties for the use of certain patents. In certain cases, because of the complexity of the technologies concerned, the scope of the use license and the period covered may be challenged. The activities of the company expose it to litigation risks related to intellectual property. Consequently, Gemplus makes provisions for such risks depending on the facts and circumstances then known. The amounts of such provisions are generally evaluated by the company based on its past experience, net sales to the respective geographic zone and the reasonableness of the provision in light of estimated risk.

4.3.  information on the issuer

4.3.1.  History and development of Gemplus

4.3.1.1.  Corporate name and commercial name

Name: Gemplus International SA.

4.3.1.2.  Registration place and number

Gemplus is registered with the Registry of Commerce and Companies of the Grand Duchy of Luxembourg under No. B 73145.

4.3.1.3.  Date of incorporation and term

Gemplus was incorporated on December 6, 1999 for an indefinite term in the form of limited liability company under the name MARS.SUN SàrL. Gemplus was converted into a joint stock company on February 1, 2000.

4.3.1.4.  Registered office, legal form and governing law

•	Registered office and main establishment

46a, avenue J.F. Kennedy
L — 1855 Luxembourg
Tel.: +352 26 005 226
Fax: +352 26 005 832

The Internet address of the company is www.gemplus.com.

The information appearing in the company’s Internet site is not incorporated by reference into this filing.

•	Legal form

Gemplus is a joint stock company under Luxembourg law.

•	Applicable legislation

(a) Gemplus is a joint stock company under Luxembourg law, governed inter alia by the Luxembourg civil code, the law of August 10, 1915 on commercial companies, as amended, and the general principles of Luxembourg law.

The French law of commercial companies does not apply to the company.

Gemplus is also subject to the Law dated July 10, 2005 which relates to prospectuses used in connection with securities offerings, which integrates into Luxembourg law the provisions of EU Directive 2003/71/CE dated November 4, 2003 of the European Parliament and the Council (also known as the Prospectus Directive). In addition, Gemplus is subject to the Law regarding market abuse, which integrates into Luxembourg law the provisions of EU Directive 2003/6/CE dated January 28, 2003, of the European Parliament and the Council.

(b) In addition, shareholders of Gemplus must comply with the disclosure requirements of the law of December 4, 1992, which requires shareholders to disclose their acquisition or transfer of shares when they cross thresholds of 10%, 20%, 1/3, 50% and 2/3 following such an acquisition or a transfer of shares.

The shares of the company are traded on the Eurolist of Euronext Paris, and the company is subject to certain provisions of the French stock exchange law. Thus, the company is subject to, among other provisions, the provisions concerning foreign issuers set forth in (i) articles 222-1 to 221-11 and 632-1 of the General Regulation of the Financial Market Authority (“AMF”) concerning the obligation to report to the public, (ii) articles 631-1 to 631-10 of the General Regulation of the AMF concerning market rigging, (iii) articles 611-1, 621-1 to 622-2 of the General Regulation of the AMF regarding insider trading, and (iv) articles 241-1 to 241-6 of the General Regulation of the AMF concerning the programs for redemption of securities admitted for trading on a regulated market and for the declaration of the operations. On the other hand, the organization and operation rules of Euronext Paris generally apply to the company. With regard to the regulation of public offerings, articles 231-1 et seq. of the General Regulation of the AMF, concerning public tender offers, apply to the company, except for the provisions on the procedure for price guarantee, the mandatory filing of a project for public offering and mandatory withdrawal (see below, paragraph (c) “Rule on Public Tender Offers”).

(c) Rules Concerning Public Tender Offers:

On May 19, 2006, Luxembourg enacted legislation giving effect to Directive 2004/25/CE of the European Parliament and the Council dated April 21, 2004 concerning public tender offers (know as Law on public tender offers of acquisition), which will apply to tender offers to acquire securities issued by Gemplus.

Article 234-2 of the General Regulation of the AMF provides that “when an individual or an entity, acting alone or in concert pursuant to article L. 233-10 of the Commercial Code becomes the owner of more than one third of the stock or more than one third of the voting rights of a company, it must take steps to inform the AMF immediately of such ownership and to file a draft document for the public offer of the entire capital and securities that give access to capital and to voting rights, which shall contain all terms and conditions required for such draft to be declared admissible by the AMF”.

However, article 231-1 of the General Regulation of the AMF provides that the AMF may apply the rule of Title III of the General Regulation of the AMF on public tender offers, except for those governing price guarantee, mandatory tender offers and mandatory withdrawal, to public offerings concerning financial instruments of foreign companies traded on a French regulated market. Consequently, the provisions of article 234-2 do not apply to the company.

4.3.1.5.  Key events in the activities of Gemplus

Gemplus started its operations in 1988 as a major supplier of prepaid phonecards. Because of its strength in the market of the prepaid phonecards during the 1990s, the company developed strong ties with the telecommunications industry and, as a result, the company helped pioneer the development of chip card technology for wireless communications.

Prior to 1999, the business was conducted through Gemplus S.C.A., a French limited partnership. In December 1999, Gemplus Associates, the general partner of Gemplus S.C.A., merged into Gemplus S.C.A., which became a joint stock company, Gemplus SA. In February 2000, the corporate structure was reorganized and a new holding company, Gemplus International SA, a Luxembourg corporation, was created. The shareholders of Gemplus SA contributed to Gemplus International SA substantially all the shares of Gemplus SA in exchange for shares of the capital stock of the company. As a result of these transactions, as of December 31, 2005, the company held 99.78% of the outstanding shares of Gemplus SA.

Texas Pacific Group became a shareholder of Gemplus at the time of its equity contribution in February 2000. In December 2000, the company completed an initial public offering of its capital stock, in the form of ordinary shares and ADSs. In 2004, the company completed the planned reorganization of its corporate structure by transferring most of the subsidiaries of Gemplus SA to Gemplus International SA In April 2005, Gemplus acquired Setec OY, a company headquartered in Finland that, among other things, supplies conventional and electronic travel passports to various government agencies and products involving secure printing.

In addition, in 2005, the company entered into a combination agreement with Axalto Holding NV as described in paragraph 2.1.1. and 4.16.4 of the present document.

4.3.2.  Capital expenditures

4.3.2.1.  Main capital expenditures

See paragraphs 4.7.2.1 below, titled “Year ended December 31, 2005, compared to year ended December 31, 2004” — “Liquidity and capital resources” and 4.7.2.2 titled “Year ended December 31, 2004, compared to year ended December 31, 2003” — “Liquidity and capital resources”.

The table below sets forth the company’s capital expenditures, before retirements and disposals, for each year in the three-year period ended December 31, 2005.

	Year Ended December 31
	2003	2004	2005
	(Millions of euros)

Property, plant & equipment:
Research and development equipment	1.2	1.0	1.0
Manufacturing	9.4	13.3	17.1
Buildings	3.1	5.8	2.6
Other	1.5	2.8	4.4

Total property, plant & equipment	15.2	22.9	25.1

Intangible assets:	4.7	1.8	2.7

Total capital expenditures:	19.9	24.7	27.8

4.3.2.2.  Main capital expenditures in progress

In 2005, capital expenditures related to manufacturing were made primarily to increase the company’s SIM card production capabilities for our Telecommunication segment to satisfy increasing demand.

4.3.2.3.  Main future capital expenditures

The company has budgeted capital expenditures of approximately €34.0 million for the year ending December 31,2006, of which approximately €16 million is for new manufacturing equipment; €11.8 million is for improvements in the company’s management information systems, of which almost €8.0 million are intangible assets related to software and IT development and €4.8 million is for the company’s facilities.

The company intends to internally fund its capital expenditures and believes that it can meet its foreseeable cash needs for the next two years with the resources it currently has and the cash that it anticipates will be generated by its operations. See 4.7.2.1 below, titled “Year ended December 31, 2005, compared to year ended December 31, 2004” —“Liquidity and capital resources” below.

4.4.  Business Overview

4.4.1.  Main businesses

4.4.1.1.  Overview

Gemplus is a leading provider of technology, products and services that enable wireless network operators to offer their customers secure voice and data communications and transactions, and that allow companies, financial institutions and public entities to provide their customers and employees with customized services through a range of systems, including financial card networks, customer loyalty and bonus point programs and identification and Internet security systems.

Since 2004, Gemplus has reported its results in three main business segments:

•	the telecommunications segment, which includes the company’s wireless products such as SIM cards[1], related software and services, and prepaid phonecards for fixed telephony operators;

•	the financial services segment, principally for the financial services sector to facilitate secure transactions within a variety of systems; and

•	the identity and security segment, which includes the systems and services based on chip card technology, in areas such as national identity cards, healthcare, drivers’ licenses, car registration, passports and visas, e-government secured services, physical and logical access control, as well as chip card readers and interfacing technologies.

Prior to January 1, 2004, the company was organized into two main business segments: the telecommunications segment and the financial and security services segment.

Within the company’s telecommunications business segment, the company’s wireless products and services are used primarily in GSM wireless communications systems. GSM is the dominant wireless communication standard in Europe, and the most widely used standard in the world in terms of both the number of subscribers and the number of adopting countries. The company’s wireless products are based on subscriber identification modules (“SIMs”), which are small plastic modules with embedded microcontroller chips inserted in mobile telephones and other systems. These chips can store and process data like a miniature computer, which allows the transfer of processed data to a reader and operating software programs or “applets” that interact remotely with an operator’s wireless network server.

In the financial services segment, the company’s chip card products and services are, among other things, used by financial entities, retail and other businesses to provide a wide range of services and to manage relations with customers. In the financial services market, for example, banks can issue credit and debit cards that contain an embedded chip that limits fraud and provides customers premium services and retail applications, such as applications that store cash values that can be use to make purchases.

In the identity and security segment, the company’s solutions are used in the private and public sectors and are designed to provide secure access to certain sites or facilities or certain computer networks by using the chip card software and associated products and services. The company also offers identity solutions based on the chip card to governments to enhance the efficacy of their resident identification systems by using chip cards for a broad range of applications, including border control, drivers’ licenses, vehicle registration and healthcare. In addition, the company offers contactless electronic passports, allowing biometric identification at national borders in accordance with the recommendations issued by ICAO (International Civil Aviation Organization).

In all its businesses, Gemplus offers a range of software and services that allow its customers to implement and manage sophisticated systems using its chip card technology.

The company’s software products include card management systems, which allow its customers to manage the issuance of cards and data updates, to download applications and to obtain customer information. Gemplus offers its

1 SIM (“subscriber identity module”) cards are microcontroller cards designed for GSM mobile phones and other systems.

customers product customization, technical support, consulting, design and system integration services, as well as system operation. Many chip card sales are combined with the sale of these services and software. In such cases, the company does not report these sales separately.

The company also provides non-chip card products and services in other areas that are related to its chip card business. These products and services mainly consist of magnetic stripe payment cards for banks and card-based transportation access products that operate in conjunction with authentication and non-repudiation software. In addition, the company provides chip card readers and other devices, including reader chipsets for use by third-party manufacturers.

4.4.1.2.  Strategy

Gemplus is pursuing its objectives of expanding and enabling the market for safe electronic services, including services delivered through wireless or fixed wire networks, while increasing the use of portable, secure and personalizable devices.

The company’s strategy for attaining these objectives consists of maintaining its position as a leading provider of chip cards and associated products, and of applications and services that use chip cards or devices with embedded microcontrollers. The company hopes to grow its core businesses while continuing to enhance its profitability. Simultaneously, the company seeks to establish stronger positions in promising new segments for the use of chip cards and related software, such as in the identity and corporate security markets.

     Maintain growth and profitability by continuing to follow through with Gemplus’s restructuring and efficiency initiatives and gain momentum through innovation and continued cost control

•	The company continues to adapt its cost structure and increase its competitiveness in an environment where price is an overriding factor.

•	The company continues to organize its business to align better to market structures. It continues to enhance its customer-facing front-end and its supply chain related back-end processes to serve its markets most effectively and efficiently.

•	The company continues to increase its market share in higher margin products in the wireless communications and other sectors, by innovating and working closely with key customers, enhancing its product mix, improving its supply and business processes, and using differentiating account strategies.

Differentiating itself on value

The company’s strategy includes focusing on a number of growing segments in addition to its traditional businesses, including:

•	Software and services in wireless communications (in particular, SIM administration, content delivery, mobile payment and over the air (OTA) platforms: the company’s position as a leading supplier of OTA platforms should enable it to strengthen its relationship with its customers and facilitate the advancement of the value that SIM cards can add to wireless networks.

•	Identity: national identity card programs represent a large and attractive opportunity for the company. It is continuing its development efforts in this area with the objective of tapping into this significant market potential. In addition, the company is seeking to form alliances with strategic partners to enhance its prospects for success in this area.

•	Corporate security (controlling access to buildings and computer networks): the company hopes that its experience in relevant security technologies will allow it to become a leader in this field.

Getting closer to its customers

The company continues to strengthen its regional structures to improve its customer responsiveness worldwide. It believes that improved regional sales and sales support functions will enhance its customer relationships by combining the ability to design and deliver complex high-end solutions with support from local offices and direct supply chain management.

4.4.1.3.  Overview of Gemplus technology

Chip card technology

The company’s products and services are a part of a class of technology that involves small modules or cards with an embedded electronic chips, known as chip cards. Chip card technology has evolved considerably since chip cards were first introduced in the 1970s. The company played a prominent role in the development of the first chip cards. Since its inception in 1988, Gemplus has played an important role in the evolution of this technology and related applications.

There are two major categories of chip cards:

•	Memory cards containing chips that provide only secure storage of data can be modified at a special terminal. Memory cards are used for single applications that do not require sophisticated data processing functions, such as prepaid phonecards and certain loyalty cards.

•	Microcontroller cards containing chips that are capable of storing and processing data like a miniature computer and can transfer processed data to a network and run software programs or applets that interact remotely with server-based applications. The most sophisticated new chip cards, such as SIM cards used in wireless communications, are all microcontroller cards.

Chip card technology is developing rapidly as the capability of microcontroller chips to conduct sophisticated operations expands. Some of the most important recent technological development in chip card technology include:

•	the development of operating systems for microcontroller chips that allow card issuers to load multiple applets onto a single card and to offer their users several functions on the same card. A single multi-functional card can thus be used to access computer networks, to make payments as a credit or debit card, to register loyalty points and to authenticate online transactions.

•	the development of open standards for chip card operating systems. These operating systems contain an embedded virtual machine, or interpreter, that interacts with the operating system, as well as application programming interfaces (APIs) to execute applets. The API allows software programmers to design new applets in a standardized format, without reference to the technical specifications of the interpreter, improving ease of use and programming time. Microcontroller chips based on open operating systems are interoperable with more systems. This means that software programmers can create new applications based on a standard language or protocol, which can be used in the chip cards of different manufacturers. The most widely used open platforms today are based on JavaCard technology, an API for chip cards based on technology from Sun Microsystem.

•	the development of sophisticated card management software for chip cards to help card issuers to take advantage of new capabilities by enabling them to manage their cards remotely, to update, download or install new information or applets as soon as they enter the market, without replacing cards already in circulation. These new software capabilities have also created a demand for system design, integration and management services, allowing a closer relationship with customers.

•	significant progress in the memory structure and the capacity of microcontroller chips, including the development of flash memory technology, made with silicon. Chips based on this technology are able to store substantially more information, conduct more sophisticated operations and load a higher number of applets. In addition to greater memory capacity, flash memory chips can give card manufacturers increased flexibility to modify the chip’s operating system.

•	the development of chip cards designed to work with the most advanced security technologies, such as public key infrastructure (PKI) systems and secure downloadable applets. Cards with PKI capability offer a higher level of security for customers, including individuals or companies that conduct transactions or business over the Internet, and banks that implement mobile payment systems.

•	the increased use of contactless chip cards which include an antenna that allows the card to communicate using radio waves. Contactless cards provide the benefits of easy access since insertion into a card reader is not required. This technology is becoming increasingly attractive for identity programs and payment systems.

The company believes that solutions based on chip cards offer extremely useful features for customers in the wireless telecommunications, financial services, Internet and security markets. The features that Gemplus considers to be most significant include:

•	Security. Chip cards are capable of storing complex algorithms that can be used to identify a user or to encrypt data, such as a digital certificate. If the user discloses his access code (PIN) or loses his card, the card’s security is not entirely compromised. The card cannot be used unless the two elements are combined (the card itself and the activating mechanism, such as the access code “PIN”). As a result, a chip card can be used in order to authenticate mobile commerce (“m-commerce”) and electronic commerce (“e-commerce”) transactions, since it significantly reduces the incidence of fraud. In addition, the sophisticated cryptographic algorithms and functions contained in microcontroller chips prevent unauthorized parties from tampering with the contents of the card.

•	Portability. Chip cards can easily be transferred from one device to another. As a result, for example, a mobile phone subscriber can purchase and immediately use a new phone without having to change his service subscription. This feature is attractive to mobile phone network operators as it reduces customer turnover. Similarly, a chip card used to authenticate the user of a company’s computer network can be installed onto any computer containing a reader, and include certain information regarding that user’s profile. The user is thus less dependent on a particular computer.

•	Flexibility. The newest chip cards can store and execute multiple applets that can be updated remotely, without the requirement to replace the card, making the new chip cards a flexible tool for banks and other companies that use chip cards as customer management tools. The applets can be modified in response to changes in product offerings or customer preferences while offering multiple services, such as in wireless, banking, payment and loyalty applications, on a single platform.

Despite its advantages, the chip card technology is not widespread in certain areas, particularly in financial services markets, due to the cost and time required to replace existing terminals with devices containing chip card readers and to develop a related network infrastructure. See paragraph 4.2.3.1 “Business Risks”.

Wireless telecommunication standards

Currently, wireless communications is one of the principal sectors in which chip card technology is used, mainly due to the security and flexibility that it provides. There are several wireless network standards:

•	Second generation (2G) standards are the second major type of technology used for wireless communications, mainly for voice transmission, with some data transmission capabilities. Global System for Mobile communications, or GSM, is the most widely used second generation standard, both in terms of the number of subscribers and the number of countries that use it. The GSM standard uses SIM technology (“Subscriber Identification Module”).

•	The intermediary standards of 2.5G wireless telecommunications have higher data transmission functionalities than the GSM standard or other second generation standards. 2.5G standards incorporate an identification module technology similar to that used by second generation SIM cards which is incorporated in a removable card or in the telephone handset. As a result of the transition from the second generation to the intermediary 2.5G, some operators located outside Europe are migrating to the European GSM-originated standard.

•	Third generation (3G) standards, including W-CDMA and CDMA 2000, which are in the process of being deployed, offer higher data transmission capability than the intermediary 2.5 generation standards. As with 2.5G standards, the 3G standards incorporate identification module technology similar to that used in SIM cards, either as a removable card or in the telephone handset.

The following table summarizes the principal 2G, 2.5G and 3G transmission standards. It also indicates the principal geographical regions in which these standards are used and whether they incorporate removable identification module technology.

Some countries use several standards and therefore are listed several times.

Use of Removable Card
Transmission Standard	Principal Regions	Identification Modules

Second Generation (2G)
GSM	Europe, Asia (including China), several regions in the USA	Yes
CDMA	USA, China	No
TDMA	USA	No
Second Generation (2.5G)
GPRS (based on the GSM standard)	Europe, most countries in Asia	Yes
CDMA-One	USA, China, South Korea	Decision depends on each operator in the U.S.A. Yes in China and South Korea.
IDEN	USA, Korea	Yes
Third Generation (3G)
W-CDMA	Europe, Asia (including Japan), USA	Yes
CDMA2000	USA, Asia	Decision depends on each operator.

4.4.1.4.  Gemplus products and services

Financial information relating to the company’s products and services appears in paragraph 4.18.2.2 — Notes to the Consolidated Financial Statements — Note 33 “Segment Information”.

A complete solution

The company offers a portfolio of products, software and services to provide complete solutions.

•	Chip card products: The company provides a full range of chip card products from low-end to high-end, offering open and proprietary operating systems, with various amounts of available memory and features and embedded applications targeting specific markets. The company’s passport offerings range from conventional government-issued passports to microcontroller-embedded passports with sophisticated printed security features. Card reader products and software development tools are a direct complement to the company’s chip cards.

•	Software: The company provides software to manage client-server architecture and to enable interactions between the applications stored on the chip cards and the central computer system of the card issuer. The company also offers card management systems that enable the tracking of issued cards and manage data stored on the chip cards.

•	Technical Support: The company provides a wide range of maintenance services, technical support, and assistance to its customers for their card solutions. Gemplus’s regional service centers are responsible for the company’s help desk services in their regions with the additional help, as necessary, from other sub-regional or local technical support personnel.

•	Consulting, Systems Design, Solution Customization, and Integration: The company’s consulting services focus on key topics and issues related to the development and implementation of chip card systems. This includes marketing and commercial analysis, recommendations, feasibility and security studies, development of possible implementation scenarios, and training in chip card technologies and their applications. The company’s system design services provide customers with a range of chip card solutions, taking into account security parameters and a detailed component design. The solution customization services include the development of customized software applications for upload to the chip cards in response to specific card requirements. The company offers systems integration services to provide a complete system through a project management approach, which includes coordination with subcontractors to obtain and integrate the necessary components, including customized software applications, as well as the required operational support during acceptance tests, pilot programs, and the roll-out of final customized card system.

•	Card Personalization: The company’s customization services involve the process of loading personal data or premium value applications onto the memory or microcontroller chips embedded in cards.. Gemplus embosses and prints customized cards for its customers, and customizes the packaging used to deliver the cards to the end user. The company also offers customization services in connection with the preparation and distribution of its products to the end-users and on behalf of its customers.

•	Outsourced Operations: The company also provides a variety of services associated with the administration of card management systems for “trusted third parties, including card profile update campaigns, network management, server management, and encryption. Gemplus offers other operational services for chip card systems management, such as certification and management services to work with “trusted third parties” systems and certification authorities.

Telecommunication products and services

The company’s telecommunication products and services consist mainly of products, software, and services based on SIM technology for use by wireless communications operators, as well as prepaid phonecards designed for public pay telephone operators.

Wireless products, software and services

SIM cards were introduced to provide standardized and secure identification and authentication of subscribers. The evolution of technology and subscribers’ increasing demand have contributed to the success of SIM technology as a wireless data service within an open client-server architecture.

SIM cards are adapted for applications with highly personalized, secure, and portable features. The systems utilizing the SIM technology can be used to enhance customer relationships, enable content delivery and secure wireless transactions The company designs many of its products around SIM platforms that connect networks and remote applications using OTA platform technology. Such telecommunications products include the following:

•	Gem’Xplore’s card platform and associated software applications. The company offers a range of products for all generations of networks. Gem’Xplore works primarily with open, Java-based operating systems. The company provides developers with software development tools to create and test applications.

•	Gem’Connect’s software modules and agents that communicate with remote content and services. The open OTA infrastructure constitutes an essential link between subscribers and personalized content.

•	Gem’Suite’s valued added solutions, including mobile entertainment, located-based services, instant messaging and mobile payment. Gemplus’s mobile partner program, SIM’Xplore, integrates third party solutions such as content and application providers.

•	Gem’Services’ professional services and outsourcing. The company’s professional service group provides the expertise necessary for the design, development, and deployment of mobile services. The company’s services cover all phases from consulting and development to integration and post-installation, support and training. Gemplus offers outsourced solutions to enable its customers to limit their investment in infrastructure and resource investments. A connection to the company’s hosting center enables customers to access the company’s equipment, technology, and expertise.

Phonecards

Based on information provided by Eurosmart, the company believes it is one the world’s leading manufacturers of phonecards and associated security products for phonecards, with a market share of 40% in 2005, compared to 47% in 2004 and 40% in 2003. The company’s principal customers include more than 20 major telecommunications operators, including China Telecom, France Telecom and Telmex. The company’s multi-

application solutions help operators take advantage of the convergence of telephony and banking and loyalty and transportation applications. These solutions generate increased revenue by facilitating the development of innovative business opportunities.

Scratch cards

The other telecommunications products of the company are GemScratch (“scratch cards”), which include a scratch-off panel that reveals a unique number to be used for the card. The company sells its GemScratch cards primarily to its wireless phone customers who use the scratch cards to offer prepaid telephone services to their subscribers. The prepaid GSM kit contains a SIM card and a scratch card in a single package, which allows wireless operators to offer their subscribers a package of integrated telecommunications products. The scratch cards are also used by fixed telephone line telecommunications operators to offer telephone calling cards to their customers.

Financial services

Secure chip card technology provides a platform for a variety of financial and banking service applications, such as credit/debit cards, e-purse cards (i.e., cards capable of storing cash values that can be used to pay for purchases), multi-application services and mobile banking services. The credit/debit cards and e-purse cards contain an embedded microcontroller chip that processes transaction information at the point of sale and allows the card reader to accept or reject a transaction up to a predetermined amount without on-line authorization. The card is inserted in a terminal at the point of sale, for example at a retail store or a restaurant, and the cardholder is required to enter his access code (PIN) on the card reader instead of signing a printed receipt. Chip cards also decrease fraud associated with existing magnetic stripe cards by helping to prevent unauthorized purchases. In addition, the microcontroller chips contain sophisticated cryptographic algorithms and functions that prevent unauthorized persons from altering the contents of the chips cards, in contract to the magnetic stripe cards that offer a more limited degree of protection from counterfeiting.

Several large banks and payment associations, such as American Express, Visa International and MasterCard International, have introduced chip cards in their payment systems. Banking and credit cards associations around the world (Australia, Austria, Brazil, China, Denmark, Japan, Taiwan, Korea, Malaysia, Finland, Spain and Switzerland) have recently announced plans to replace some of their magnetic stripe cards with chip cards. This adoption represents a new phase in the financial services industry, which has been slow to adopt this technology, in large part because of the related infrastructure costs. Gemplus believes that several continuing developments have the potential to accelerate the adoption of chip card technology in the financial services industry, including:

•	Interoperability: The widespread adoption of microcontroller chip technology in the financial services industry has been hampered because, among other reasons, each country had adopted its own specifications, preventing the interoperability of the cards in different countries. In order to address this problem, in 1996, the major payment card associations in the financial services sector, such as Europay International, MasterCard International and Visa International, adopted standardized specifications for payment cards referred to as “EMV”, that enables interoperability among different payment systems. The company believes that migration to the EMV standard could contribute to a structural change in the financial services market.

•	New Services. The capabilities of microcontroller chip technology permit banks to offer their customers new services that were not available when the banks initially studied the technology. New services include on-line authentification, instant rewards, more advanced customer loyalty programs, mobile banking, mobile commerce and other services made possible with the development of multi-application cards.

Single application cards

The company designs and develops products and services based on chip card technology that enable financial card issuers to offer a wide range of single application services to their customers. These products are designed to meet industry requirements and specifications, such as the EMV specifications for payment cards. In addition, the chip cards have been individually certified by major financial and banking organizations and bodies, such as Visa

International, Europay International, MasterCard International, Cartes Bancaires (France), Banksys (Belgium) and APACS (United Kingdom). The company’s main product offerings include:

•	GemVision which provides a range of payment cards developed for member banks of Visa International;

•	GemShare which provides a range of payment cards developed for members of Europay International and MasterCard International; and

•	GemValue which provides a range of payment cards developed in compliance with the specifications of Visa and MasterCard.

The company has also designed and markets a complete range of chip cards for e-purse systems. These products have been individually certified by major e-purse system operators, such as CEPS, Zentral Kredit Auschuss (Germany), Proton World International, Visa International and Mondex. The principal product offerings by Gemplus include Geldkarte, an e-purse card developed for German e-purse systems, and Mondex E-Purse, an e-purse application designed for the Multos multi-application card, principally used in the United Kingdom, Latin America, South Korea, Australia, and the Philippines.

Multi-Application cards

One of Gemplus’s principal multi-application cards for financial services is based on the MPCOS standard, commonly used in Asia. This type of card may combine credit/debit applications and/or e-purse applications, security and loyalty programs as well as transportation ticketing functionality. This product is also available in a contact/contact-less mode under the name GemCombi which allows interaction with the card using radio frequencies. Gemplus has also designed a line of multi-application Java-based cards that provide customers with the flexibility to design and offer new services quickly. GemXpresso, which consists of a line of Java-based financial cards, is also targeted to on-line banking and electronic commerce payment applications.

Loyalty and retail distribution

The company developed chip cards products for a wide range of loyalty and retail distribution programs including bonus point and reward programs, such as a microcontroller chip card-based system for Boots, a British retailer, Shell U.K. and Esso Netherlands. The company’s loyalty applications can be also combined with other applications such as payment cards and e-purse applications, through the use of such multi-application chip cards. The company believes that chip cards should facilitate the next generation of loyalty programs because they enable retailers to offer their customers a combination of in-store and Internet-based benefits, such as instant rewards, online coupons, privileged access to websites and point systems.

Bank and retail conventional cards

In addition to chip cards, the company also provides magnetic stripe cards to its customers (“conventional” cards) primarily in the banking sector. The company launched its conventional card operations in 1995 with the acquisition of DataCard, which specialized in the area of conventional cards and customization. The company decided to enter the conventional card market in order to strengthen its position both in the financial services market and in several geographic markets that rely primarily on the conventional cards, such as the United States.

The company offers a wide range of magnetic stripe and encoding options to meet the demands of its different customers. According to the 2005 Nilson report, Gemplus issued over 285 million magnetic stripe cards to its customers in the banking sector in 2004. Gemplus also provides certified card customization, production, and disaster recovery services to MasterCard, Visa and American Express card issuers.

Other businesses

The company also serves its customers where the company’s cards are commonly used for identification together with a payment application, such as:

•	The transportation sector, which includes contactless chip card systems that are used for highway tolls, and access to public transportation and other transportation facilities,

•	Pay television chip cards, which are used to allow pay television subscribers access to cable or satellite programs and services, and

•	Loyalty and identification programs that do not use chip cards.

Products and Services related to Identity and Security

The chip card is a security device that serves as a component in enabling identity management systems for governments or businesses. Chip card technology allows users to access internal and external business networks, to digitally sign transactions and documents and to identify themselves electronically. Because of increased customer demand and various opportunities in the Identity and Security market, the company has divided its “Financial and Security Services” sector into two segments.

Enterprise security

In this segment, the company continues to work actively with its corporate customers to create security software and services based on microcontroller chip technology to control access to corporate computer networks and to permit the secure exchange of information. In November 2003, the company introduced SafesITe, a subsystem based on a portfolio of Gemplus technology and expertise in chip cards, which enables businesses to offer more secure and practical identification services to their employees. The SafesITe solution also provides business and systems integration of all products (cards, readers, and networks) and services necessary for fast and easy development of the multi-use cards capable of combining all physical and logical functions.

Government identity

In this market, the company’s programs include identification (passport and drivers’ licenses), healthcare services, citizens’ rights programs, freedom and privacy and prevention of fraud. In these markets, the company offers a subsystem called “ResIDent”, specifically designed for national identification and e-government applications. The ResIDent sub-system was designed to offer the necessary components of a full chip card based ID system, including printed security-features, operating systems, chip card readers, chip card modules, card management systems, personalization services, and consulting on integration, user training, and maintenance services.

The company also provides electronic passport technology called “GemBorder” for contactless biometric authentication at border controls.

Current applications include:

•	The company has designed chip card-based vehicle registration and drivers’ license systems for government agencies. These products allow government agencies to better track vehicles, vehicle owners, and driving records, and to verify fines and offenses.

•	The company also designed chip card systems intended to improve the control at international border crossings and other various ports of entry in a country by enabling governmental authorities to facilitate the entry of foreign travelers and workers while helping to ensure compliance with national immigration regulations.

•	The company also designed chip card-based national identification card programs involving the issuance of chip cards by governments to their residents. For example, in the Sultanate of Oman and in the United Arab Emirates, the company provides project management, integration services and consulting services in addition to software and chip cards as part of a large scale national identification card program.

GemVentures

In order to promote the use of chip card technology and applications across a broad range of markets, Gemplus created GemVentures, a wholly-owned venture capital company. GemVentures invests in start-up and developing companies, that create and market innovative technologies, applications, and services in core Gemplus markets, such as wireless communications and computer security infrastructure and service providers. GemVentures leverages the expertise of Gemplus in the chip card industry to offer portfolio companies with strategic advice and support in the development of new chip card technologies, services, and applications.

4.4.1.5.   Production activities

Production is organized on a global level in order to manufacture and deliver Gemplus products and solutions in each of the regions where it operates in the most timely and cost efficient way. Gemplus has gained a high degree of sophistication in the production of chip cards. Its expertise in the production of chip cards includes:

•	Chip design: Gemplus works in collaboration with its principal suppliers on the design of chips that meet the needs of its customers in terms of geometry, speed, circuits, and architectural design.

•	Micro-electronics: Gemplus receives the microcontroller and memory chips from its suppliers in wafer form. In “clean rooms”, where the air is subjected to a high level of filtration against dust, Gemplus assembles each “module” comprised of a chip and a printed circuit board, using micro-electronic technology.

•	Embedding: after printing, the body of the card is prepared for the “module” which is then embedded through the use of various techniques.

Gemplus chip cards are visually inspected in order to ensure that each card complies with the customer’s physical specifications. The company performs a series of electrical tests on its modules before they are embedded in order to ensure the electrical operation of its chip cards. Gemplus also conducts a final visual inspection of the cards in order to ensure the quality of the cards and their compliance with Gemplus card specifications.

The main chip card production sites are located in France, Germany, Poland, China, Singapore, Mexico and the United States. Each of these production centers manufactures memory cards and microcontroller cards. The main plastic card production centers are located in China, Germany, Singapore, the United Kingdom and the United States.

The company constantly seeks to improve the productivity of its production operations in order to increase production capacity, reduce production and delivery times, and decrease production costs through upgrades in its chip card production technology, outsourcing non critical production processes and constructing its new production sites in regions with lower production costs. In order to attain these goals, the company implemented three restructuring plans for its production activities. The first restructuring began during the second quarter of 2001 and involved the closure of a company plant located in Seebach, Germany, and a reallocation of the company’s production requirements among its manufacturing and other facilities worldwide. In May 2004, the company announced the closure of a plant in Herne, Germany.

See Section 4.15 “Employees” below.

The company owns or leases 11 production units throughout the world. With the exception of the Ciotat site, as described in Section 4.18.2.2 — Notes to the Consolidated Financial Statements — Note 19 “Current and non-current obligations under finance leases”, there are no significant liens on assets.

4.4.1.6.  Marketing and advertising

The company has a direct sales force to facilitate the sale of its products and services. It also relies on the services of several regional distributors in certain markets.

Strategic relationships and sales is an important part of the company’s global marketing strategy, together with sales by brokers in its other circuits. As a result of the “Gemplus Partners Program”, the company facilitates new product development, collaborative marketing initiatives and joint sales efforts with a select group of distributors, systems integrators, consultants, and developers.

4.4.2.  Main markets

The market for chip card products and services has developed in terms of size and sophistication. According to Eurosmart, 2,626 million chip cards (microcontroller cards and memory cards) were sold in the world in 2005, compared to 2,290 million in 2004 and 1,898 million in 2003. On the basis of the data provided by Eurosmart, Gemplus considers it is the leading supplier of chip cards, with 25.6% of the worldwide market in terms of volume in 2005, compared to 28.6% in 2004 and 30% in 2003.

4.4.2.1.  The wireless telecommunication market

The wireless telecommunications market and in particular the market for mobile telephones based on GSM standards has recorded significant growth prior to 2001, primarily as a result of a worldwide increase in use of mobile phones for voice transmission. This market experienced a notable slowdown in 2001 and 2002. The demand for mobile telephone services for data transmission began to grow in 2003 due to equipment replacement, led largely by the availability of color screen phones and growth in emerging markets. The market continued to grow in 2004 and in 2005. According to Eurosmart, approximately 1,390 million SIM cards were sold in 2005, compared to 1,050 million in 2004 and 670 million in 2003.

In response to a growing use of mobile telephones for the transmission of messages, wireless communication operators are seeking to improve their offerings of new valued added services. This involves, for example, the “SMS” (Short Message Service), which allows the transmission of messages via mobile phones, and which are often stored on the SIM card. Anticipated growth for the transmission of messages, notably the multimedia services (images, sound, and video) and high speed access to the Internet by mobile telephone units, has led wireless communication operators to make significant investments in third generation licenses (i.e., government licenses for the use of frequency bands for third generation data transmission) and to develop the infrastructures necessary to deliver 3G services. To date, Gemplus has participated in the launch of every third generation business network worldwide. Gemplus believes that the future development of the wireless communications market for data transmission will play a significant role in the chip cards market and that the demand for new mobile services for data transmission will increase demand for more sophisticated chip cards. Since the identification module technology enables operators to facilitate and control access between content providers and mobile telephone users, Gemplus considers that its chip card products and services may constitute a key technology to satisfy the needs of this new market.

4.4.2.2.  The financial services market

According to Eurosmart, approximately 336 million chip cards were sold worldwide in 2005 in the financial services market, compared to 280 million in 2004 and 205 million in 2003. According to Frost and Sullivan, Gemplus believes it is among the top three suppliers of chip cards in the banking sector and the retail sector, with a market share of 21.5% in terms of units sold in 2005, compared to 20% in 2004 and 22% in 2003. The company believes that the use of products and services based on the chip card technology will increase due to enhanced security requirements and increased fraud rate among conventional cards.

4.4.2.3.  Identity and security market

The identity and security market, while relatively small, experienced strong growth during the last several years. With respect to companies, the security needs are particularly focused on the issues concerning physical and remote access of computers. According to the 2004 forecast provided by Datamonitor, this market should represent three billion dollars in 2007. In the United States, the companies that comprise US “Fortune 500” as well as government agencies have already adopted chip cards to manage employee access to physical assets and computer resources. The identity market is developing rapidly and numerous national identification programs are expected to be put into place in the next three years. The company is involved in some of these programs, such as in the Middle East in the Sultanate of Oman and in the United Arab Emirates, and the vehicle registration program in India which has a market potential of 100 million cards to be issued over the next five years. The market for contactless chip cards is also experiencing rapid growth, primarily due to their application in mass transit and for physical access, but also due to the introduction of electronic passports such as prescribed by the ICAO (the International Civil Aviation Organization), which stipulated that all countries which require an entry visa put into place biometric passports commencing October 2005. The company remains the leading supplier in the world, with a 34.6% market share for chip card readers (source: Frost & Sullivan).

4.4.2.4.  Competition

The chip card market is highly competitive. Gemplus faces competition in all markets, whether the chip card market, computer systems design, product and service providers, security service providers and chip manufacturers. In addition, the customers and the companies with which Gemplus has held strategic relationships may become its competitors in the future.

Other chip card manufacturers are currently the principal competitors of Gemplus in all these markets. According to information published by Gartner Dataquest, Gemplus believes that its worldwide market share in chip cards in 2005 represents 23.9% of units sold. The principal competitors in this market are Axalto with 20.4% of the market, Giesecke & Devrient with 13.2%, Oberthur Card Systems with 7.1%, Sagem Orga with 6.8% and Eastcome Peace with 3.5%. However, the related strengths and the market share of each Gemplus competitor vary according to the markets and the solutions, according to the competitor’s expertise, strategic alliances and partnerships.

Certain of the company’s customers, suppliers, and companies with which it currently has strategic relationships may become its competitors. In 2005, this industry saw a trend towards concentration. Sagem acquired Orga, a German chip card company, creating the world’s fifth largest manufacturer of chip cards. M-Systems, a flash card manufacturer, acquired Microelectronics Espanola, a Spanish chip card manufacturer. Recently, Gemplus and Axalto announced their intent to combine. There are new competitors in the chip card production market, particularly in China where Chinese manufacturers of chip cards such as Zhuhai Eastcom Peace Smart Card Co., Datang Microelectronics Technology Co. and WatchData System Co. have entered the market with low cost operating models and aggressive pricing policies that reduce market share and lower profit margins in that region. They gain market share in foreign markets as well.

Telecommunications segment

Wireless products and services

The wireless communications market is characterized by intense competition and rapidly evolving technology. The principal competitors of Gemplus in this market are Axalto, Giesecke & Devrient, Oberthur Card Systems and Orga Kartensysteme.

For this market, the ability to consistently provide products and software at attractive prices to enable customers to offer value added services to their own customers is a determining competitive factor. Gemplus believes that its research and development capabilities allow it to position itself as an innovator in SIM technology with production volumes that permits competitive pricing. In addition, the company’s experience in networks linked to OTA (Over The Air) servers furthers its SIM cards’ technology potential creating a unique link between wireless operators and their customers, and offers Gemplus a more strategic role in wireless networking. Inasmuch as wireless infrastructure providers collaborate closely with wireless operators to create customized systems based on SIM technology, the development of strong relationships and the joint creation of product development plans are important elements to remain competitive in this market.

Because of the improved capabilities of microcontroller chip technology, Gemplus will face new competitors from software and network designers. The development of open source systems or platforms will create a new market for application development tools in which software development providers will create and market value added applications, either in the form of generic packages or in the form of customized software for specific customers. The chip card’s increased capabilities will create opportunities for new products and services which may attract new entrants in networks, services, and infrastructures markets:

•	Systems designers such as Microsoft and IBM;

•	Suppliers of electronic security products and services such as Entrust, RSA and Verisign;

•	Wireless device manufacturers such as Nokia, Motorola, Samsung and Sony-Ericsson;

•	Systems integrators such as IBM, Siemens and EDS;

•	Manufacturers of silicon chips such as STMicroelectronics, Infineon, Philips, Renesas, Samsung, Sony and Atmel; and

•	Suppliers of wireless infrastructure software such as SmartTrust.

Phonecards

Although public telephony is a mature market, it remains highly competitive. Gemplus’s presence in this market since its origin in the late 1980’s has enabled it to become a leading supplier of phonecards in the world. According to Eurosmart, about 580 million phonecards were sold in the world in 2005, compared to 670 million in 2004 and 800 million in 2003. Gemplus’s main competitor in this market is Axalto, followed by other chip card suppliers, such as Giesecke & Devrient and Oberthur Card Systems. The ability to deliver large volumes of phonecards at competitive prices and to satisfy the changing demands of customers in a short time frame are key competitive factors in this market.

Financial services segment

The market for bank chip cards is currently fragmented and highly competitive. Many companies that offer chip card products and services to banks also manufacture magnetic stripe bank cards. The company’s competitors include Giesecke & Devrient, Oberthur Card Systems and Axalto. The market for bank chip cards is currently focused in Europe where companies such as Oberthur Card Systems have a strong presence.

Identity and security segment

The market for identity and security cards is currently in a development stage. There are a number of contracts for chip card identity cards and security systems that are currently offered through tender procedures. Gemplus and its competitors compete in these tenders, in association with large system integrators to provide chip card products used in these systems.

4.4.2.5.  Distribution of net sales and operating result by activities and geographic zones

See paragraph 4.18.2.2 — Notes to the Consolidated Financial Statements — Note 33 “Segment Information”.

4.4.2.6.  Gemplus customers

Gemplus has a broad client base which includes many of the largest cellular telephone operators and the major financial and banking institutions in the world.

In 2005, no single customer made up more than 10% of Gemplus’s revenues. Gemplus’s largest customer represented 7% of its total revenues, the 5 largest customers 25% , the 10 largest customers approximately 35%, and the 15 largest customers approximately 41%.

4.4.2.7.  Dependence of Gemplus

Gemplus’s suppliers

Gemplus depends on different suppliers for materials and components necessary to manufacture its products. The two basic components of its products are memory and microcontroller electronic chips, and the plastic cards and other materials used in the manufacturing process, such as laminating films and ink.

The company has developed a strategy to spread its supply base among four or five major suppliers which the company believes are capable of satisfying its requirements in terms of cost and volumes. The main suppliers in this sector are Atmel, Infineon, STMicroelectronics, Philips and Samsung. Bayer, Gemplus’s main plastic supplier, manufactures several types of resins for injection molding in Europe, Asia and the United States. Gemplus also has supply arrangements for specific types of plastic with BASF, Dupont, Klockner, Lucasi and several other suppliers. Gemplus has a variety of other supply arrangements for other materials, including laminating film and ink, and has at least two different suppliers for each of these.

In 2005, the company improved its buying strategy (adding other suppliers for certain products, as well as a more efficient supply demand forecasting system). Certain industry predictions indicate that in the future there may be a shortage in the supply of microcontroller chips, which could negatively impact the company’s ability to procure chips at favorable prices. Other industry predictions indicate a possible increase in the price of certain metals and petroleum-based plastics used in the manufacturing of certain company products. Nevertheless, the company believes that its improved buying strategy will mitigate the effects of a price increase or a supply shortage, if any.

4.4.2.8.  Regulations

Although Gemplus’s chip card products and services are not directly subject to regulations, its security activities could be affected by laws and regulations requiring an inspection of the development and the transfer of encryption technologies, and the company’s production activities could be subject to environmental laws and regulations.

Inspections of encryption technologies

Gemplus’s security products and services depend on their ability to perform cryptographic functions, such as encryption and decryption of data sent by chip card users over the Internet. The use and transfer, as well as the export of systems and equipment with encryption capabilities, including hardware, software, modules and cards, have been subject to national regulation and international controls. Consequently, the domestic use and transfer and the export of cryptographic products are subject, in many countries, to strict controls and governmental scrutiny that often obligate the user or the transporter to obtain special licenses.

In order to avoid delivery delays of its chip card-based security technology as a result of such governmental regulations, Gemplus has created a centralized organization within the company to coordinate all of its operations involving transfer of products and services with encryption capabilities, and to ensure compliance with all applicable laws and regulations.

Environment

Gemplus’s production and personalization operations may be subject to evolving and increasingly stringent environmental, occupational health and workplace safety laws and regulations, including regulations regarding the storage, use and discharge of environmentally dangerous or toxic material. In order to comply with the legislation concerning health, safety and the environment, and as part of its sustainable development initiatives, Gemplus has adopted global health, safety and environmental guidelines for the creation, construction and operation of its facilities. These guidelines have been established by the company to comply with current laws and regulations and will be refined or modified by Gemplus to ensure compliance with all local laws and regulations. Where there are no existing local laws or regulations regarding the environment, health and safety, or where laws and regulations are less strict than Gemplus’s guidelines on any given issue, Gemplus generally applies its own guidelines.

4.5.  organizational chart

4.5.1.  Organization of the group

4.5.1.1.  Organizational chart and Gemplus organization

The organizational chart of Gemplus group on December 31, 2005 was as follows:

As of December 31, 2005, the “General Management Committee” (or GemCom) was composed of the following members: Alex Mandl (Chief Executive Officer), Ernest Berger (Executive Vice-president, North America), Philippe Combes (Executive Vice-president, Director of Operations and of the Financial Services Division), Philippe Duranton (Executive Vice-president, Human Resources Director), Stephen Juge (Executive Vice-president, Legal Director), Martin McCourt (Executive Vice-president, Asia), Jacques Seneca (Executive Vice-president, Director of Development and the Identity and Security Division), Frans Spaargaren (Executive Vice-president, Financial Director), and Philippe Vallée (Executive Vice-president, Telecommunications Director). All GemCom members exercise worldwide duties in their respective fields for the group.

The company has a holding company status with respect to its subsidiaries. Approximately 95% of the company’s assets are composed of investments in subsidiaries. The company’s liabilities are comprised of about 80% shareholders’ equity.

The cash flow among the company and its various legal entities can be on an operational level (re-billing within the group), and be materialized by fund transfers. Cash flows are made in a framework defined by the group. The company centralizes its treasury surpluses and finances its needs with the Geneva branch office of Gemplus Finance SA, a company subject to the laws of Luxemburg. The Geneva branch office of Gemplus Finance ensures the centralization of cash surpluses and needs for all group entities by treasury agreements and current accounts in order to improve the group’s financial position, to reduce the risk by centralizing the funds management into a specific department, and to reduce the costs of cash management by stabilizing positions.

The company and several of its subsidiaries can provide services in the name of the group. These types of services are mainly provided by the company and its subsidiaries in France, the United States, the United Kingdom, Belgium, Luxemburg and Switzerland. All the expenses associated with such services are billed to the group with a margin of 5%. The company then bills the subsidiaries for their pro rata share of the management and financing risks and the know-how, based on a determined allocation criteria such as the amount of modules produced.

Gemplus has a limited number of legal entities that provide consulting services to the parent company. Costs relating to such services are invoiced to Gemplus at a profit. Gemplus then adds its own costs (without margin) and invoices the aggregate, less all costs relating to shareholders, to Gemplus SA in France and to Gemplus Microelectronics Asia Pte Ltd in Singapore, which are the two companies of the group that can provide full services.

Costs relating to management information systems in the group are centralized at Gemplus SA. Costs relating to such systems typically include permit fees and world network leasing fees. Gemplus SA invoices these costs to Gemplus at a profit. Gemplus is then responsible for rebilling these costs (without margin) to the subsidiaries which benefit from such services.

The company controls subsidiaries in respect of which it does not hold all of such subsidiaries’ share capital. However, these subsidiaries do not pose a significant risk to the financial structure of the group, or to its assets and cash. As set forth in Section 4.5.2.1 below, all material subsidiaries are wholly-owned by Gemplus, and there are no minority equity holders with the exception of Gemplus SA, where minority equity interests are mainly held by employees of the Company who have no meaningful influence on the management of Gemplus SA.

4.5.1.2.  Geographic organization

Gemplus is a global company with headquarters in Luxemburg. Its operations and facilities are located throughout Europe, North America, South America and Asia. The company’s operations are organized into three regions:

•	EMEA, comprising Europe, the Middle East, and Africa.

•	The Americas, comprising North America, Central America and South America, as well as the Caribbean Islands; and

•	Asia, comprising South East Asia, Greater China (China, Hong Kong, and Taiwan), Japan and Korea.

The company’s manufacturing and research and development operations are carried out on a global basis, whereas its sales and marketing operations are conducted locally. As of December 31, 2005, the company had 58 sales and marketing offices, 20 personalization centers and 11 manufacturing sites.

4.5.2.  Major subsidiaries

4.5.2.1.  List of major subsidiaries

The company has approximately 60 subsidiaries worldwide. Gemplus International SA is the parent company of the group. In May 2004, the company completed an internal reorganization in order to better align its legal entities with its business operations. This involved the transfer of 27 subsidiaries (direct and indirect) from Gemplus SA to Gemplus International SA, and had no material impact on the company’s Consolidated Financial Statements.

The table below sets forth the significant subsidiaries held directly or indirectly by the company as of December 31, 2005:

Corporate Name	Interest by Percentage

Gemplus Industrial SA of C.V., a Mexican corporation	100%
Gemplus Corp., a Delaware (US) corporation	100%
Swiss Branch of Gemplus Finance SA, a Luxembourg corporation	100%
Gemplus GmbH, a German corporation	100%
Gemplus Limited, a British corporation	100%
Gemplus Japan Co Ltd, a Japanese corporation	100%
Gemplus Microelectrics Asia Pte Ltd, a Singapore corporation	100%
Gemplus SA, a French corporation	99.80	%(1)
Gemplus Technologies Asia Pte Ltd, a Singapore corporation	100%
Setec Oy, Finnish company	100%

(1)	The remaining shares are mainly held by company’s employees as a result of the issuance of stock options or subsidiary shares that can be exchanged for or converted into company shares at any time. For accounting purposes, such shares are already considered as part of the company’s shareholder equity.

4.5.2.2.  Key figures for major subsidiaries

The significant subsidiaries of the company operate in the business of chip cards (research and development, production, and marketing). The principal functions of Gemplus Finance SA are to manage the cash of the group (centralization and investment) and the market risks to which the group is exposed.

The key figures for these subsidiaries as of December 31, 2005 are as follows:

		Gemplus			Gemplus	Gemplus	Gemplus					Group
	Gemplus	Industrial	Gemplus	Gemplus	Limited	Japan	Microelectronics			Gemplus		Total
Key Figures for	Finance SA	SA de C.V.	Corp.	GmbH	(United	Co Limited	Asia Limited	Gemplus	SETEC	International	Other	(Consolidated
Major Subsidiaries:	(Luxembourg)	(Mexico)	(USA)	(Germany)	Kingdom)	(Japan)	(Singapore)	France	(Finland)	(Luxembourg)	Subsidiaries	Accounts)
	(In millions of euros)

Cash and cash equivalents	384,464	1,496	1,956	903	3,376	98	1,245	1,898	1,192	21	17,203	418,365
Non-current assets	233	14,022	17,061	9,554	9,678	1,085	22,185	141,962	100,290	4,985	34,457	386,350
Property, plant and equipment:	216	12,877	6,721	4,535	5,780	154	19,911	57,999	16,306	1	3,871	158,284
Obligations under finance leases	—	—	—	—	—	—	—	(31,961)	—	—	—	(31,961)

The positive numbers represent assets and the negative numbers represent liabilities.

These subsidiaries have no strategic financial assets, with the exception of cash within Gemplus Finance, intangible assets regarding Identity and Security segment (SETEC), Research and Development and production equipment in France, and module production for the group (Singapore).

4.5.2.3.  Recently acquired major subsidiary

See Section 4.18.2.2 — Notes to the Consolidated Financial Statements — Note 5.2 “Acquisition of Setec”.

4.6.  real estate properties, plants and equipment

4.6.1.  Major fixed assets

See Section 4.18.2.2 — Notes to the Consolidated Financial Statements — Note 2.8 “Property, plant and equipment” and Note 11 “Property, plant and equipment”.

4.6.2.  Fixed assets and environmental matters

See Section 4.4.2.8 “Regulations — Environment”

4.7.  examination of the financial position and income

4.7.1.  Financial position

General introduction

2005 was another year of substantial achievements for the company. The company strengthened its position, notably in higher-end wireless products and in the financial services segment. The company also strongly improved its financial performance, for both gross and operating margin. At the same time, the company undertook two important strategic moves. It acquired the Setec group, a leading company in electronic passports and security printing technologies. This acquisition strengthened in particular the company’s position in the government identity sector. In addition, the company announced a proposed merger between the company and Axalto Holding NV, a leading competitor, to create a world-class leader in digital security.

The company’s 2005 financial results reflect a very strong year of continuous improvement. The company’s revenue grew by 8.5% to €938.9 million in 2005, compared to €865.0 million in 2004. In addition, the company’s gross profit improved by 1.7 percentages points to reach 33% in 2005, mainly driven by a favorable business mix in the Telecom and Identity and Security segments. The company also achieved strong improvement in operating income, which delivered an above 7% operating margin. Net income attributable to equity holders substantially improved to €89.9 million in 2005, compared to €4.7 million in 2004 and a net loss of €161.1 million in 2003.

The year 2005 confirmed the company’s momentum in the sale of wireless products, despite ongoing price pressure. The company increased its shipments of microprocessor cards by 34% in 2005, largely driven by increased sales in the Americas and Europe. The increase in the company’s shipments of wireless products was also assisted by sales growth in developing countries, other than China. The demand for 3G wireless products continues to increase, and the company maintained its leading position in this high-end segment. In the Telecommunications segment, the company also recorded a rapid decrease in the net sales of its phonecards sub-segment in 2005. The company also launched the first multimedia SIM cards at the 3GSM Congress in February 2005, with the first commercial roll-out made by Orange in November 2005.

In 2005, the company consolidated and improved its position in microprocessor payment cards. The Financial Services segment in 2005 was driven by further deployment in EMV (Europay MasterCard Visa), the new standard for payment cards. The company played a key role in EMV deployment in 2005, with the first EMV cards delivered in Japan, China and Italy. In 2005 the company also participated in the first deployment of contactless payment cards in the United States and Australia.

With the acquisition of Setec, and an increasing number of e-government initiatives, the company achieved almost triple digit growth in its Identity and Security segment including electronic passports, identity cards, healthcare and car registration programs. For example, the company is a supplier in a major identity project in the United Arab Emirates. The company also delivered the first e-passports in Norway and Sweden.

The company’s operating income increased by 154% to €66.8 million in 2005, compared to €26.3 million in 2004, driven by the combination of improvements in company performance. This growth was reflected in the company’s operating margin, which reached 7.1% of net sales in 2005, compared to 3.0% of net sales in 2004 and -17.9% in 2003.

The company recorded net income attributable to equity holders of €89.9 million in 2005, compared to €4.7 million in 2004 and a net loss of €161.1 million in 2003, mainly driven by the improvement in the company’s operating income and the benefit from the recognition of deferred tax assets in the amount of €26.9 million.

The company generated net cash flow of €29.2 million in 2005, even after an outlay of €63.4 million as part of the acquisition of Setec, compared to €2.5 million of cash used in 2004 and €33.1 million of cash used in 2003. The improvement in the company’s net cash flow benefited from the release of €22.5 million from an escrow account in relation to the successful outcome of a legal action.

Effect of exchange rates

The company reports its Consolidated Financial Statements in euros. Because the company earns a significant portion of its revenues, and incurs expenses, in countries where the euro is not the local currency, exchange rate fluctuations between the euro and other currencies can significantly affect its results of operations. These currencies are primarily the US dollar, the British pound, the Chinese yuan and the Japanese yen. In 2005, the company earned 14% of its revenues in the United States, 12% in the United Kingdom, 5% in China and 5% in Japan, compared, respectively, to 12%, 12%, 10% and 6% in 2004 and 11%, 10%, 10% and 2% in 2003. The following table sets forth information relating to the average exchange rates between the euro and the main currencies in which the company records its revenues and expenses.

The company seeks to mitigate its exposure to currency fluctuations by matching currency of costs and revenue (“natural hedging”) and engaging in hedging transactions as it deems appropriate. The company has hedged certain foreign currency positions for 2006. The company cannot predict, however, all changes in currency, inflation or other factors that could affect its international business. The company provides information on a currency-adjusted basis to help in the comparison of changes in its results of operations over time. It calculates the impact of currency variances by converting the figures from the current year in the local currencies using the applicable exchange rates of the previous year.

	Years Ended December 31
	2005	2004	2003
	(Yearly average, in euros,
	per unit of foreign currency)

British pound	0.6851	0.6773	0.6887

Chinese yuan	10.2382	10.2936	9.2584

US dollar	1.2457	1.2412	1.1289

Japanese yen	137.2473	134.1150	130.5399

Effect of acquisitions

In 2005 the company acquired the Setec group, consisting of Setec Oy and its affiliates, which resulted in a substantial increase in the sales of the Identity and Security segment and contributed to a lesser extent to its other reporting segments (see Note 5 of the Consolidated Financial Statements). In order to assist in the analysis of its results of operations over time, the company provides adjusted information to exclude the effects of the consolidation of Setec in its segment performance where indicated below.

Seasonality

During the year 2005, sales showed the seasonal fluctuation that the company usually observes towards the end of the year. The company earned 28% of its net sales in the fourth quarter of 2005, the same level as the last quarter of 2004.

4.7.2.  Results of operations

4.7.2.1.  Year ended December 31, 2005, compared to year ended December 31, 2004.

Net sales

The following table shows the breakdown of the company’s net sales in 2005 and 2004 by reporting segment (the company’s reporting segments are described in Note 33 of the Consolidated Financial Statements):

	Years Ended December 31
				% Change,
	2005	2004	% Change	Adjusted(1)
	(In millions of euros)

Telecommunications	654.5	641.8	2%	1%
Financial Services	202.9	182.2	11%	5%
Identity and Security	81.5	41.0	99%	47%

Total	938.9	865.0	9%	4%

(1)	Currency adjusted, and adjusted to exclude the effect of the consolidation of Setec.

The net sales of the company’s Telecommunications segment improved slightly by 2% in 2005, compared to 2004. The growth of revenue in the Telecommunications segment was primarily driven by an 8% increase, 6% on a change adjusted basis, in sales of the company’s wireless products, to €600.4 million in 2005 from €558.5 million in 2004. The company’s SIM card shipments rose by 34% to 342 million units in 2005, driven by strong growth in the Americas and Europe. The company’s marketing of the value that higher-end SIM cards can provide, helped promote a shift towards sales of these products, including products for use in 3G networks and advanced applications. As a result, sales of these higher-end cards increased to 10% of the company’s total shipments in 2005, from 6.0% of the company’s total shipments in 2004. This shift helped to partially offset the continued price pressure the company has been experiencing, which resulted in a 21% decline in the company’s average selling price per unit for wireless products in 2005. The company’s net sales of other cards in its Telecommunications segment decreased significantly in 2005, mainly caused by the continuous volume decrease in the company’s prepaid phonecards sub-segment in Latin America. The company’s Telecommunications segment represented 70% of its revenues in 2005, compared to 74% in 2004.

The net sales of the company’s Financial Services segment increased by 11% in 2005, compared to 2004. The revenue of the Financial Services segment reflects strong growth in microprocessor payment cards, as well as incremental revenue from the acquisition of Setec. The net sales increase in this segment was driven by continued EMV migration, with substantial new programs in certain European countries and continued expansion of existing programs in Europe and Latin America. Sales of these products in the United Kingdom and Continental Europe continued to grow, although at a slower pace than in emerging countries. Shipments of microprocessor cards for payment applications increased by 36% in 2005 compared to 2004, reaching 70 million units, with an increase in revenue from these products increasing by 25% in 2005 compared to 2004. In addition, the company made its first shipments of EMV cards in China in the fourth quarter. Its Financial Services segment represented 22% of its revenues in 2005, compared to 21% in 2004.

The company’s acquisition of Setec made a significant contribution (50%) to revenue growth in the company’s Identity and Security segment. The organic growth of net sales in the company’s Identity and Security segment (47%) was driven by a substantial increase in government identity card projects, particularly in the United States, Asia and the Middle East and in corporate security programs mainly in the United States. The company’s Identity and Security segment represented 8% of its revenues in 2005, including Setec, compared to 5% in 2004.

The company organizes its operations into three geographic regions: EMEA (Europe, Middle East and Africa), Asia and the Americas.

The following table breaks down the net sales among the company’s three regions

	Years Ended December 31
				% Change,
	2005	2004	% Change	Adjusted(1)
	(In millions of euros)

EMEA	491.0	443.1	11%	2%
Asia	172.7	194.3	(11)%	(13)%
Americas	275.2	227.6	21%	21%

Total	938.9	865.0	9%	4%

(1)	Currency adjusted, and adjusted to exclude the effect of the consolidation of Setec.

The increase in revenue in the Americas was mainly driven by increased sales of wireless products in the company’s Telecommunications segment. The revenue growth in EMEA was mainly due to the acquisition of Setec and the growth in sales of wireless products. The Americas and EMEA regions represented 29% and 52% of the company’s total revenue in 2005, compared to 26% and 51% in 2004, respectively. The revenue in the Asia region represented 19% of the company’s revenue in 2005, compared to 23% in 2004. The revenue in the company’s Asia region decreased by 11%, mainly due to decreased sales in the company’s Telecommunications segment and, to a lesser extent, in the company’s Financial Services segment in that region.

Gross profit

The company experienced further improvement in its gross profit in 2005, with a 15% increase, to €309.9 million, compared to €270.5 million in 2004. Gross profit increased from 31.3% in 2004 to 33.0% in 2005. This increase in gross profit of 1.7 percentage points was mainly driven by an improved business mix (i.e., weighted towards higher-end products), substantial volume growth and lower chip purchasing prices. These improvements more than offset the strong price competition that the company experienced in 2005. The company’s gross profit also benefited from other improvements in the company’s cost structure.

The following table breaks down the company’s gross profit among its reporting segments:

	Years Ended December 31
	2005		2004
	(In Millions		(In Millions		% Change
	of Euros)	(% of Sales)	of Euros)	(% of Sales)	in Gross Profit

Telecommunications	241.4	36.9%	220.8	34.4%	9%
Financial Services	41.9	20.6%	37.7	20.7%	11%
Identity and security	26.6	32.5%	12.0	29.4%	120%

Total	309.9	33.0%	270.5	31.3%	15%

The gross profit of the company’s Telecommunications segment increased from 34.4% in 2004 to 36.9% in 2005. This increase resulted primarily from an improved business mix (i.e., weighted towards higher volumes in wireless products), higher volume of SIM cards shipped, and lower purchase prices for wireless chips. These improvements more than offset the continuing price competition and a chip quality problem that the company experienced in 2005.

The gross profit of the company’s Financial Services segment remained stable at 20.6% in 2005, compared to 20.7% in 2004. The gross profit in this segment benefited from higher volumes shipped in chip cards for payment applications, driven by further expansion in EMV programs in EMEA and Latin America. These improvements, however, were offset by a less favorable sales mix.

The gross profit of the company’s Identity and Security segment increased to 32.5% in 2005, compared to 29.4% in 2004. The growth of gross profit in the Identity and Security segment was mainly driven by a favorable business mix, with significant growth on higher-end cards for government identity programs. As part of the acquisition of Setec, certain contractual customer relationships were recognized at fair value on the date of acquisition. Such assets are amortized on the basis of the revenue actually earned. Most of the revenue earned by Setec in 2005 resulted from contracts that existed on the acquisition date. As a result, the amortization of these assets substantially offset the gross profit earned by Setec in 2005.

Operating expenses

The company’s operating expenses totaled €243.2 million in 2005, compared to €244.2 million in 2004. The decrease in operating expenses occurred despite the overall growth in volumes shipped, the Setec acquisition, share-based compensation expense and the costs of Sarbanes-Oxley Act compliance. The company’s operating expenses in 2005 benefited from a reversal of restructuring provisions in the amount of €3.2 million, compared to a net restructuring expense of €8.4 million in 2004. In addition, the company had no goodwill amortization or impairment in 2005, compared to €7.7 million in goodwill amortization in 2004. Accordingly, operating expenses represented 25.9% of sales in 2005, compared to 28.2% in 2004.

The company’s research and development expenses remained stable at €63.2 million in 2005, compared to at €63.9 million in 2004, and represented 6.6% of our net sales in 2005, compared to 7.2% in 2004. Selling and marketing expenses increased by 14% to €116.1 million in 2005, compared to €101.5 million in 2004, mainly due to the overall growth of the company’s business and the consolidation of Setec. The weight of selling and marketing expenses as a percentage of net sales increased to 12.4% in 2005, compared to 11.7% in 2004.

The company’s general and administrative expenses increased by 6% to €68.0 million in 2005, from €63.9 million in 2004. These expenses represented 7.2% of the company’s net sales in 2005, compared to 7.4% in 2004. General and administrative expenses benefited from the reversal of a €5.2 million provision for a legal action established in 2003. The increase in general and administrative expenses was mainly driven by share-based compensation expenses following the adoption of IFRS 2 “Share Based Payments”, the cost of the Sarbanes-Oxley Act compliance and the consolidation of Setec.

In 2005, the company recorded a release of unused restructuring provisions amounting to €3.2 million, mainly related to the company’s third restructuring plan, compared to a total pre-tax net restructuring charge of €8.4 million in 2004.

In accordance with the provisions of IFRS 3 “Business Combinations”, IAS 36 “Impairment of Assets” and IAS 38 “Intangible Assets” adopted as of January 1, 2005, the company discontinued amortization of goodwill. In 2005 the company tested its goodwill for impairment, which resulted in no impairment charge. Goodwill amortization and impairment amounted to €7.7 million in 2004.

The following table breaks down the company’s operating expenses among its reporting segments:

	Years Ended December 31
	2005		2004		% Change in
	(In Millions		(In Millions		Operating
	of Euros)	(% of Sales)	of Euros)	(% of Sales)	Expenses

Telecommunications	158.7	24.2%	149.0	23.2%	6%
Financial Services	43.2	21.3%	63.9	35.1%	(32)%
Identity and security	41.3	50.7%	31.3	76.3%	32%

Total	243.2	25.9%	244.2	28.2%	0%

The operating expenses of the company’s Telecommunications segment increased by 6% to €158.7 million in 2005, compared to €149.0 million in 2004. This increase was mainly driven by additional selling and marketing expenses in 2005, compared to 2004, and the consolidation of Setec.

The operating expenses of the company’s Financial Services segment were reduced by 32% to €43.2 million in 2005, compared to €63.9 million in 2004. This decrease was mainly driven by lower restructuring expenses and no further goodwill amortization, compared to 2004. General and administrative expenses decreased in 2005, compared to 2004, mainly due to the reversal of a €5.2 million provision for a legal action made in 2003.

Operating expenses in the company’s Identity and Security segment increased by 32% to €41.3 million in 2005, compared to €31.3 million in 2004. This increase was mainly caused by the consolidation of Setec, and was partly offset by the discontinuation of goodwill amortization in 2005. These increases in operating expenses included additional selling and marketing expenses associated with the growth of the company’s sales.

Operating income

In 2005, the company significantly improved its operating income, which more than doubled to €66.8 million, compared to €26.3 million in 2004. The company’s operating margin improved to 7.1% of its 2005 total net sales, compared to 3.0% of its 2004 total net sales. This increase in operating income of €40.4 million in 2005, compared to 2004, reflects the overall growth in the company’s business, the substantial progress in its gross profit, and a decrease in its operating expenses driven by lower restructuring costs and no further goodwill amortization.

The following table breaks down the company’s operating income among its reporting segments:

	Years Ended December 31
			Change in
			Operating
			Income
	2005	2004	(Loss)
	(In millions of euros)

Telecommunications	82.9	71.8	11.1
Financial Services	(1.3)	(26.3)	25.0
Identity and Security	(14.8)	(19.2)	4.4

Total	66.8	26.3	40.4

The operating income in the company’s Telecommunications segment increased by €11.1 million to €82.9 million in 2005, compared to €71.8 million in 2004. This increase was mainly due to improved gross profit that the company recorded for sales of its wireless products, and was partly offset by increased operating expenses.

The operating loss in the company’s Financial Services segment decreased by €25.0 million to €1.3 million in 2005, compared to €26.3 million in 2004. The company’s Financial Services segment significantly improved its performance due to strong growth in microprocessor payment cards, additional savings in operating expenses, and the reversal of a €5.2 million provision for a legal action.

The operating loss of the company’s Identity and Security segment decreased by €4.4 million to €14.8 million in 2005, compared to €19.2 million in 2004.

Financial income (expense), net

The company’s financial income (expense), net, increased to €7.7 million in 2005, compared to €5.7 million in 2004. Interest income on short-term investments increased to €7.6 million in 2005, compared to €7.4 million in 2004, due to a higher average effective rate of return.

Share of profit (loss) of associates

In 2005, share of loss of associates amounted to €0.5 million compared to €6.0 million in 2004. This decrease is due to the absence of impairment in 2005 and the impact of adopting IFRS 3, starting January 1, 2005. According to the provisions of IFRS 3, the company discontinued the amortization of goodwill that amounted to €3.5 million in 2004. In 2005, the company also recorded a gain on disposal amounting to €0.8 million.

Other non-operating income (loss), net

In 2005, the company recorded a net non-operating loss of €2.3 million compared to €6.8 million in 2004. This loss included foreign exchange losses amounting to €4.3 million in 2005, compared to €5.9 in 2004, change in valuation allowance of available-for-sale financial assets amounted to a €2.8 million loss, compared to a €0.9 million loss in 2004, and a gain on disposal of available-for-sale financial assets amounted to €4.8 million in 2005, compared to zero in 2004. In 2004, an inactive company in which the company was a shareholder was the target of a reverse takeover and was subsequently listed on a US regulated market. In 2005, the company took advantage of the listing to sell this investment.

Income tax benefit (expense)

The company recorded an income tax benefit of €19.8 million in 2005, which reflected a credit of €26.9 million resulting primarily from the recognition of previously unrecognized deferred tax assets. Our 2005 profitability, for the second year in a row, led to the reassessment of the probability of the future use of these tax assets within a reasonable time frame, mainly in France and Germany. In 2004, the company recorded an income tax expense of €13.0 million, which included €3.0 million relating to the discounting of a receivable resulting from a carry back of tax losses in France, €1.6 million of additional provision for tax risk and a partial write-down of deferred tax assets.

Net income

The company significantly improved its net income to €91.4 million in 2005, compared to €6.3 million in 2004. This corresponds to a diluted net income per share attributable to equity holders of €0.14, compared to €0.01 in 2004.

Liquidity and capital resources

The company’s financial position remained strong during the year 2005. Cash and cash equivalents were €418.4 million at December 31, 2005, compared to €388.4 million at December 31, 2004.

Operating activities generated €121.4 million of cash in 2005, compared to €27.0 million in 2004. The cash generated by operating activities in 2004 was affected by a cash outlay of €34.9 million related to a tax assessment in France and by the settlement of €22.0 million in an escrow account in relation to a legal action, which was released upon a successful outcome in 2005. The cash generated by operating activities in 2005 was also affected by the payment of €15.8 million in connection with the company’s restructuring programs, compared to €18.3 million in 2004.

Net cash used in investing activities during the year 2005 was €83.8 million, including a €63.4 million net outflow related to the acquisition of Setec, compared to €26.1 million used in the year 2004. In 2005, we used €25.1 million for capital expenditures, compared to €22.9 million in 2004.

Financing activities used €8.3 million of cash during the year 2005, compared to €3.4 million cash used in the year 2004.

On February 28, 2006, the company’s shareholders approved a distribution of reserves (share premium) of an amount of €0.26 per share, subject to the satisfaction of a condition precedent relating to the completion of the proposed combination with Axalto Holding NV. The total amount of the distribution would be approximately €164.0 million, based on the number of shares currently outstanding, and would equal approximately €185.0 million on a fully diluted basis.

The company believes that its existing cash resources and its anticipated cash flow from operations are sufficient to provide for its foreseeable liquidity needs within the next two years.

Outlook

The company continues to see strong momentum in its core businesses, and will maintain our focus on cost efficiency.

The company expects its Financial Services and Identity and Security segments to become profitable in 2006.

It is also confident in its ability to further improve its operating income in 2006, particularly following the seasonal improvement usually observed in the second half of the year. In addition, the company is working towards achieving an operating margin of 10% in 2007.

In December 2005, the company announced a proposed combination between the company and Axalto Holding NV, a leading competitor, which would create a world-class leader in digital security. The proposed combination was approved by Axalto’s and the company’s shareholders respectively on January 31, 2006 and February 28, 2006, and is subject to antitrust and other regulatory approvals.

Critical accounting estimates and policies

The annual Consolidated Financial Statements of the company have been prepared in accordance with International Financial Reporting Standards (IFRS) as adopted by the EU.

The company considers its critical accounting policies to be those that: (1) involve significant judgments and uncertainties; (2) require estimates that are more difficult for management to determine; and (3) have the potential to result in materially different outcomes under varying assumptions and conditions. On an ongoing basis, the company evaluates its estimates which are based on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. The company believes that the following represent critical accounting policies of the company that require significant management judgments and estimates. For a summary of the company’s significant accounting policies, including the critical accounting policies discussed below, see Note 2 of the Consolidated Financial Statements.

Revenue recognition

Revenues from product sales are recorded upon transfer of title and risk of loss provided that no significant obligations of the company remain and collection of the resulting receivable is probable. The company records deferred revenue for cards that are invoiced to customers but not shipped because they require customization by the company. Procedures exist which are regularly reviewed to ensure that the policies are consistently applied throughout our subsidiaries worldwide.

Impairment of goodwill and other long-lived assets

Goodwill is reviewed for impairment based on expectations of future cash flows, which by definition are uncertain, at each balance sheet date, or whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Impairment losses on goodwill are not reversed. Future cash flows are computed based on the revenue estimates for the next five years, and include a terminal value assumption. Whenever possible, forecast and long range planning data approved by management are used in those computations. Future cash flows are discounted using the cost of capital of the company at the time of the acquisition to which the goodwill is related. We also consider significant underperformance relative to expected historical or projected future operating income, significant change in the manner in which the company uses the acquired assets or the strategy for our overall business, and significant negative industry or economic trends. The company believes that the estimates of future cash flows and fair value are reasonable; however, changes in estimates resulting in lower future cash flows and fair value due to unforeseen changes in business assumptions, such as a drastic decline in consumer demand, could negatively affect the valuations of goodwill.

Other long-lived assets that are subject to amortization and depreciation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units). Non-financial assets other than goodwill that suffered an impairment are reviewed for possible reversal of the impairment at each reporting date.

Inventory

The company’s industry is highly competitive and influenced by rapid technological change, frequent new product development, changes in demand, product pricing pressure and rapid product obsolescence. The company regularly reviews inventory quantities on hand for excess inventory, obsolescence and declines in market value below cost and record an allowance against the inventory balance for such declines. These reviews are primarily based on management’s estimated forecast of future product demand and production requirements. Possible changes in these estimates could result in revisions to the valuation of inventory. Inventories are carried at the lower of cost or market, with cost being determined using the first-in, first-out (FIFO) method.

Cost elements included in inventories are raw materials, labor and manufacturing overhead, excluding the impact of low activity, if any. A significant component of the cost of production relates to the acquisition of microcontroller chips. The company’s provision for microcontroller chips inventory is determined based on the anticipated net realizable value of finished products which includes cost of production, raw materials, labor and manufacturing overheads.

Research and development

The company’s results of operations depend on the continued successful development and marketing of new and innovative products and services. The development of new products and services requires significant capital investments by the company’s businesses and the success of these products depends on their acceptance by customers and business associates. Further, the company’s businesses are characterized by rapid technological changes and corresponding shifts in customer demand, resulting in unpredictable product transitions, shortened life cycles and increasing emphasis on being first to market new products and services.

There can be no assurance that the company will successfully introduce new products and services, that these products and services will be accepted by customers, or that its businesses will recoup or realize a return on their capital investments. The company capitalizes certain development costs when it is probable that a development project will be a success and once technological feasibility is established, otherwise such costs are recognized as an expense when incurred. These costs are capitalized through the time the product under development is produced and future profitability is demonstrated. These costs are then amortized over their expected useful lives which, due to the constant development of new technologies, does not exceed three years. During the development stage, management must exercise judgment in determining technological feasibility and future profitability of these projects as well as their expected useful lives. Should a product fail to substantiate its estimated feasibility or life cycle, the company may be required to write off excess development costs in future periods.

In addition, from time to time, the company may experience difficulties or delays in the development, production or marketing of new products and services. Consequently, the company continually evaluates the recoverability of capitalized costs and make write-downs when necessary.

Income taxes

The company estimates its income tax liability in each jurisdiction in which it does business. This requires that the company estimate its actual current tax expense and evaluate temporary differences relating to items which are treated differently for tax and accounting purposes. These differences result in potential deferred tax assets and liabilities. Before the company recognizes a potential deferred tax asset, it must determine that it is more likely than not that the asset will be recovered from future taxable income within a reasonable time frame. The recognition of deferred tax assets is based on the company’s estimates of taxable income by country.

Significant management judgment is required in determining the company’s provision for income taxes and its recognized deferred tax assets and liabilities.

Hedge accounting

The company enters into derivative transactions principally to minimize risks in relation to foreign currency transactions.

It accounts for derivative financial instruments in accordance with IAS 39. This requires that derivatives are initially recognized at fair value on the date the derivative contract is entered into and subsequently measured at their fair value. The method of recognizing the resulting gain or loss depends on whether the derivative is designated and qualifies as a hedging instrument for accounting purposes and, if so, on the nature of the item being hedged. The company makes significant estimates when calculating the fair value of our derivative instruments and when identifying the amount and timing of the items being hedged.

Fair value of the forward exchange contracts at inception is zero. Fair value during the life and at expiration of the forward contract is calculated according to the following parameters communicated by the company’s banks or official financial information providers: (i) spot foreign exchange rate at the date the valuation is performed; (ii) interest rate differential between the two currencies; (iii) time to expiration; and (iv) notional amount of the contract. Fair value is then obtained by discounting, for the remaining maturity, the difference between the contract rate and the market forward rate multiplied by the nominal amount.

Fair value of the option contracts at inception equals the option premiums. Option contracts are marked-to-market during their life and at expiration using standard option pricing method (such as Black & Scholes option pricing model), based on market parameters obtained from official financial information providers or the company’s banks, and using the following variables: (i) spot foreign exchange rate; (ii) option strike price; (iii) volatility; (iv) risk-free interest rate; and (v) expiration date of the option.

Large shifts in the market conditions above could lead to significant changes in the fair value of the company’s financial instruments which could result in material movements in the Consolidated Financial Statements.

Changes in accounting rules may affect Gemplus’s financial results

The International Accounting Standards Board regularly revises current International Financial Reporting Standards with a view to increasing international harmonization of accounting rules. This process of amendment and convergence of worldwide accounting rules could result in significant amendments to the existing rules. It is not possible to predict the impact on the company’s reported results of any such rule changes which may be made in the future, or whether such rule changes would be retrospective, potentially requiring the company to restate past reported results.

4.7.2.2.  Year ended December 31, 2004, compared to year ended December 31, 2003.

Net sales

The following table shows the breakdown of the company’s net sales in 2004 and 2003 by reporting segment (the company’s reporting segments are described in Note 32 of the Consolidated Financial Statements):

	Years Ended December 31
				% Change,
	2004	2003	(%) Change	Currency Adjusted
		(Restated)
	(In millions of euros)

Telecommunications	641.8	542.5	18%	24%
Financial Services	182.2	168.2	8%	12%
Identity and Security	41.0	38.5	7%	11%

Total	865.0	749.2	15%	20%

On a currency adjusted basis, the net sales of the company’s Telecommunications segment grew 24% in 2004 compared to its rate of growth in 2003. This growth in the company’s Telecommunications segment was primarily the result of a 28% increase in the sales of its wireless products, from €436.7 million in 2003 to €558.5 million in 2004 (a 34% increase on a currency adjusted basis). SIM card shipments increased 39% to 255 million units in 2004 as a result of strong growth in the Americas, Southeast Asia, and Europe. The shift towards more high end SIM cards, including those with higher storage capacity and those for use in the 3G networks helped to partially offset the continued price pressure that the company has experienced in certain markets, as well as unfavorable fluctuations in currency. Net sales for the company’s other cards continued to decline in 2004 as they did in 2003, mainly as a result of lower selling prices offered to certain competitors and reduced volumes supplied in Asia and in the EMEA region. The Telecommunications segment represented 74% of the company’s net sales in 2004, compared to 72% in 2003.

In 2004, the company’s Telecommunications segment benefited from the delivery by the company of more complete solutions to certain customers, particularly with the company’s “Over-The-Air” (OTA) platforms that permit operators to remotely manage SIM cards and to provide additional services, resulting in enhanced sources of revenue from the company’s chip card customers. This same strategy also helped the company to maintain a leading position within the 3G market.

After adjusting for currency fluctuations, the net sales of the company’s Financial Services segment increased in net sales by 12% in 2004 from the net sales in 2003. The net sales in the company’s Financial Services segment was mainly driven by EMV migration. This included a significant rollout of EMV cards in the United Kingdom and increasing deliveries of EMV cards in France, Turkey, Mexico, South America, and Malaysia. shipments of microcontroller payment cards reached 51 million units in 2004 (a 33% increase in volume), with an increase in net sales of such products of 29% from 2003. The Financial Services segment represented 21% of the company’s total net sales in 2004, compared to 22% of total net sales in 2003.

On a currency adjusted basis, the net sales of the Identity and Security segment increased by 11% in 2004 compared to 2003. This growth was mainly driven by the sales of business security solutions, particularly in the United States and the United Kingdom. The company’s strategy of marketing subsystems based on software components, value added services and high-end chip cards led to a significant improvement in the product mix of this segment. In 2004, as in 2003, the company’s Identity and Security segment represented 5% of the company’s net sales.

The company organizes its operations in three geographic regions: EMEA (Europe/Middle East/Africa), Asia and the Americas.

The following table breaks down the net sales among out three regions:

	Periods Ended December 31
				% Change,
				Currency
	2004	2003	% Change	Adjusted
	(In millions of euros)

EMEA	443.1	407.7	9%	8%
Asia	194.3	171.9	13%	22%
Americas	227.6	169.6	34%	48%

Total	865.0	749.2	15%	20%

On a currency adjusted basis, net sales increased 48% in the Americas and 22% in Asia. The increases in these regions were primarily the result of increased sales of wireless products in the company’s Telecommunications segment. The Americas and Asia represented 26% and 23%, respectively, of the company’s total 2004 net sales. In the EMEA region, the net sales represented 51% in 2004, compared to 54% in 2003. On a currency adjusted basis, the net sales in the EMEA region increased by 8%, mainly due to increased sales in the company’s Financial Services segment and, to a lesser extent, the sale of wireless products in the company’s Telecommunications segment.

Gross profit

The company experienced substantial improvements in its gross profit, which increased from €207.3 million in 2003 to €270.5 million in 2004. Gross profit also increased from 27.7% in 2003 to 31.3% in 2004. This 3.6 percentage increase in gross profit was mainly driven by an improved business mix (i.e. weighted towards higher-end products), strong volume growth and a reduction in the purchase price of the chips. These improvements more than offset the continuing price competition and adverse currency fluctuations that the company experienced in 2004. Gross profit also benefited from savings resulting from the company’s restructuring and other improvements in the company’s cost structure.

The following table breaks down the company’s gross profit among its reporting segments:

	Years Ended December 31
	2004		2003
	(In Millions		(In Millions		(%) Change
	of Euros)	(% of Sales)	of Euros)	(% of Sales)	in Gross Profit

Telecommunications	220.8	34.4%	166.8	30.7%	32%
Financial Services	37.7	20.7%	32.0	19.0%	18%
Identity and Security	12.0	29.4%	8.5	22.2%	41%

Total	270.5	31.3%	207.3	27.7%	30%

The gross profit margin of the Telecommunications segment grew from 30.7% in 2003 to 34.4% in 2004. This increase was the result of higher volumes of SIM cards shipped, a reduction in the purchase price for wireless microcontroller chips and a more favorable product mix (i.e. weighted towards high-end wireless products). The gross profit in this segment also benefited from restructuring measures and other improvements in the company’s cost structure. These improvements more than offset the continuing price competition and adverse currency fluctuations that the company experienced in 2004.

The improvement in the gross profit margin of Financial Services, from 19.0% in 2003 to 20.7% in 2004, was mainly driven by higher volumes shipped of microcontroller chip cards for payment applications. This included a large rollout of EMV cards in the United Kingdom and EMV ramp-up in France, Turkey, Mexico, South America and Malaysia.

The gross profit of the company’s Identity and Security segment increased from 22.2% in 2003 to 29.4% in 2004. This growth was mainly driven by the results of the company’s strategy of marketing subsystems based on software components, value added services and high-end chip cards.

Operating expenses

For 2004, Operating expenses were €244.2 million, a decrease of 28% from 2003. Operating expenses represented 28% of the year’s net sales, as compared to 46% in 2003. This decrease was mainly driven by lower restructuring expenses and general and administrative expenses, and the absence of previously experienced adverse effects from goodwill impairment. The decrease also reflects benefits achieved from the earlier restructuring and other cost reduction measures.

General and administrative expenses decreased by 17%, from €77.3 million in 2003 to €63.9 million in 2004. Research and development expenses decreased by 10%, from €69.2 million in 2003 to €62.6 million in 2004. Selling and marketing expenses increased by 1% from €100.2 million in 2003 to €101.5 million in 2004, due to higher sales.

In 2004, the company’s consolidated income statement included a total pre-tax restructuring charge of €20.2 million, mainly related to the company’s third restructuring program. This 2004 expense was partially offset by a release of unused provisions in the amount of €11.8 million, mainly related to the company’s second restructuring. Consequently, the total pre-tax net restructuring charge recorded in 2004 amounted to €8.4 million.

Goodwill amortization and impairment reached €7.7 million in 2004, compared to €33.1 million in 2003. In 2003, the company incurred a goodwill impairment charge of €19.9 million resulting from the revision of the business plan of the activities of Celocom Limited, a company acquired in November 2000.

The following table breaks down the company’s operating expenses among its reporting segments:

	Years Ended December 31
	2004		2003
	(In Millions		(In Millions		% Change
	of Euros)	(% of Sales)	of Euros)	(% of Sales)	in Operating Expenses
			(Restated)

Telecommunications	(149.0)	23.2%	(196.1)	36.1%	(24)%
Financial Services	(63.9)	35.1%	(88.5)	52.6%	(28)%
Identity and Security	(31.3)	76.3%	(56.4)	146.5%	(45)%

Total	244.2	28.2%	341.0	45.5%	(28)%

The operating expenses of the Telecommunications segment decreased by 24%, from €196.1 million in 2003 to €149.0 million in 2004. This decrease was mainly driven by the reduction of restructuring costs incurred in 2004 and lower depreciation of the company’s capitalized research and development projects.

The operating expenses of the Financial Services segment decreased by 28%, from €88.5 million in 2003 to €63.9 million in 2004. This decrease was mainly driven by the reduction in restructuring expenses in 2004 and lower general and administrative expenses in 2004 compared to 2003, mainly due to the provision for a pending lawsuit that the company recorded in 2003.

The operating expenses of the Identity and Security segment decreased by 45%, from €56,4 million in 2003 to €31.3 million in 2004. In 2003, the company incurred a goodwill impairment charge of €19.9 million relating to the activities of Celocom Ltd, a company acquired in November 2000. This decrease was also driven by the reduction of restructuring costs in 2004 compared to 2003.

Operating income

In 2004, the company’s operating income was €26.3 million, compared to an operating loss of €133.8 million in 2003. This increase of €160.1 million was mainly driven by increased volumes of chip cards shipped, improved gross profit in all of the company’s segments and a decreases in operating expenses, mainly driven by lower restructuring and general and administrative expenses and lower charges for goodwill amortization and impairment. This result reflects the overall benefits achieved by earlier restructuring and other cost cutting measures.

The table below compares the distribution of the company’s operating income among its different activity segments:

	Years Ended December 31
			Change in
			Operating
	2004	2003	Income (Loss)
	(In millions of euros)

Telecommunications	71.8	(29.3)	101.1
Financial Services	(26.3)	(56.6)	30.3
Identity and Security	(19.2)	(47.9)	28.7

Total	26.3	(133.8)	160.1

The operating income of the Telecommunications segment improved by €101.1 million, from an operating loss of €29.3 million in 2003 to an operating profit of €71.8 million in 2004. This increase is mainly due to higher sales volumes, resulting in a higher gross profit, and a reduction in the company’s operating expenses.

The operating loss of the Financial Services segment decreased by €30.3 million, from €56.6 million in 2003 to €26.3 million in 2004. This decrease is the result of higher sales, resulting in a higher gross profit and the benefits form earlier restructuring programs and other cost reduction measures.

The operating loss of the Identity and Security segment decreased by €28.7 million, from €47.9 million in 2003 to €19.2 million in 2004, mainly due to higher sales, reduced costs and lower charges for goodwill amortization and impairment in 2004.

Financial income (expense) net

The company’s financial income (expense), net decreased from €8.2 million in 2003 to €5.7 million in 2004. Interest income on short-term bank deposits decreased from €8.4 million in 2003 to €7.4 million in 2004 due to lower average effective interest rates. Currency exposure on intercompany financing and related hedges generated a profit of €1.4 million in 2003, with no impact on the consolidated statement of income in 2004.

Share of profit (loss) of associates

In 2004, share of loss of associates was €6.0 million compared to €7.6 million in 2003. This loss included goodwill amortization of €3.5 million (€3.3 million in 2003) and impairment losses of €0.7 million (€2.7 million in 2003).

Other net non-operating proceeds (expenses)

In 2004, the company recorded net non-operating loss of €6.8 million compared to €11.1 million in 2003. This loss included foreign exchange loss amounting to €5.9 million (€8.6 million in 2003) and net losses in available-for-sale financial assets of €0.9 million in 2004 (€2.5 million in 2003).

Income tax

In 2004, the company recorded income tax expense of €13.0 million, which reflected a €3.0 million charge relating to the discounting of a receivable resulting from a carry back of tax losses in France, a net charge from a provision tax risk of €1.6 million and a partial write-down of deferred tax assets. In 2003, the company recorded an income tax expense of €14.7 million, which included €7.5 million of write-down of deferred tax assets recognized in previous years.

Net result

The company recorded a net income of €6.3 million compared to a net loss of €159.0 million in 2003, corresponding to a net income per share attributable to equity holders of €0.01 in 2004, compared to a net loss per share of €0.27 in 2003.

Liquidity and capital resources

The company’s financial position remained strong in the 2004 fiscal year. Cash and cash equivalents totaled €388.4 million as at December 31, 2004, compared to €390.7 million as of December 31, 2003, in spite of significant cash outlays of €82.2 million. These cash outlays included €34.9 million related to a tax assessment in France, €25.3 million related to restructuring plans and €22.0 million deposited in an escrow account relating to a pending lawsuit against Mr. Nicolaï.

Operating activities generated €27.0 million of cash during fiscal 2004, compared to €10.1 million used in 2003. Accounts payable and related current assets as of December 31, 2004 increased by €20.8 million from 2003. Accounts receivable and related current liabilities as of December 31, 2004 increased by €3.0 million from 2003. Inventory levels as of December 31, 2004 increased by €19.5 million from 2003. The costs of the company’s restructuring programs decreased in 2004 to €25.3 million, compared to €57.0 million paid in connection with these programs in 2003.

Net cash used in investing activities in 2004 was €26.1 million, as compared to €16.7 million in 2003, primarily due to higher capital expenditures of €22.9 million in 2004 as compared to €15.2 million in 2003.

Financing activities used €3.4 million of cash in fiscal 2004, as compared to €6.3 million cash used in 2003.

The company believes that that it can meet its foreseeable liquidity needs for the next two years from its existing cash resourced and its anticipated cash flow from operations. As of December 31, 2004, cash and cash equivalents totaled €388.4 million.

4.8.  cash and capital

See paragraph 4.18.2 Historical financial information and financial statements.

4.9.  research and development, patents and licenses

4.9.1.  Policy of investment in research and development

The company’s profitability depends on its ability to develop and launch innovative products and services. Significant investment is necessary to develop these products and services, and their success depends on their popularity with customers and commercial partners. Furthermore, the segments on which the company operates are marked by rapid technological advances, with subsequent changes in customer demand. This in turn leads to unpredictable production changes. The product has a shorter life cycle and increasingly there is the need to be the first company to launch new products and services.

Furthermore, the company develops and installs on its software, electronic components provided by suppliers of products in a state of constant technological development such as miniaturization and new production methods, among other things. An electronic component might arrive late or may require several phases in the design process, which could increase costs or delay the company’s delivery to a customer.

There is no certainty that the company will enjoy a successful product and service launch, that these products and services will respond to customer expectations, that operational units will generate income at least equal to the sums invested, or even that a positive return will be made on investment. Some development-related expenses are treated as fixed assets as soon as it appears likely that the relevant development project will be successful and its technological feasibility has been established. If on the other hand, the project success seems doubtful, these expenses are recorded as charges for the relevant fiscal year. Development-related expenses are treated as fixed assets and recorded during the relevant product’s production phase and period of recognized commercial success. They are depreciated based on their projected economic life, which does not usually exceed 3 years, given the constant development of new technologies. During the developmental stage, management must submit estimates on the technological feasibility and profitability of future projects and on projected economic life. If a project is not deemed viable, or if its life cycle is shorter than expected, capitalized development-related expenses may be depreciated in the future for non-recoverability.

Furthermore, the company may experience difficulties or delays in the development, production or market launch of new products and services. Thus, it regularly assesses the recoverability of capitalized expenses, and posts any resulting depreciation.

4.9.2.  Research and development

The company maintains a longstanding commitment to investing in a broad range of research and development initiatives to strengthen its leadership in chip card technology and software, such as its research initiatives in open operating systems, cryptographic processes and application development and remote management tools. The focus of Gemplus’s research and development efforts revolve around the development of new software and integrated systems based on its microcontroller chip technology and the reduction of the time required to bring new products and applications to market.

The company is researching and developing the technology of the future — IPv6, .NET, JavaCard — and the technology linked to chip card operating systems. The company carries out its research and development activities through a centralized group responsible for the business lines of all three reporting segments (Telecommunications, Financial Services and Identity and Security). In addition, there are separate teams for all other research and development initiatives undertaken by each reporting segment.

Gemplus’s research and development activities are organized on a global basis, with the main research and development centers located in France, Singapore, Germany and China. The company believes that its research and development team is one of the largest in the chip card market. As of December 31, 2005, we had 728 engineers working in the company’s research and development centers around the world, compared to 608 engineers as of December 31, 2004 and 562 as of December 31, 2003.

In 2005, the company’s gross research and development expenditures were €69.4m, representing 7.4% of net sales, compared to €68.2m and 7.9% of net sales, for 2004, and to €63.9m and 8.5% of net sales, for 2003. A portion of these expenditures — €5.1m in 2005 and €4.3m in 2004 — was financed through grants and research tax credits available under certain government programs.

See also paragraph 4.18.22 — Notes to the Consolidated Financial Statements — Note 13 “Deferred developments costs”

The company also maintains licenses for third party technologies. See the following paragraph, 4.9.3 “Intellectual Property”.

4.9.3.  Intellectual property

The company takes appropriate measures under the intellectual property laws of applicable jurisdictions in an effort to protect its rights to its chip card technology. Performance in the chip card industry can depend, among other factors, on patent protection. Gemplus’s policy is to regularly identify patentable inventions that it develops, and to systematically seek to acquire patent rights upon such technologies. Many of the company’s current patents expire between 2008 and 2021.

Gemplus mainly develops and patents technology in the fields of card body manufacturing, chip operating system software, card readers, chip design and cryptographic processes. In general, Gemplus seeks to obtain a reasonably broad territorial protection for its patented technologies. The company generally files initial patent applications in the country of invention, according to the location of the applicable engineers, and subsequently extends such protection to the European Union, the US, Canada, Japan, China, and other countries depending on the relevant circumstances. Gemplus also holds certain co-ownership rights in patents developed through joint venture companies established with the company’s business partner. Proprietary rights in technologies developed through such joint ventures usually vest in the jointly owned companies.

Gemplus has entered into non-exclusive licenses from third parties for technology relevant to its business, such as from SunMicrosystems with respect to Java Card technology, and a license with respect to IBM mask data for certain chip cards operating systems from IBM. The company has also entered into a patent cross-license with Axalto and its subsidiary, CP8 Technologies (see the preceding paragraph, 4.2, “Risk Factors”). Gemplus integrates third party technology in its products and its business would be harmed if it were not able to continue using this third party technology.

Despite the company’s efforts to protect its intellectual property rights, unauthorized parties may attempt to copy aspects of its products or to obtain and use information that Gemplus regards as proprietary. Policing unauthorized use of the company’s property is difficult, and while the company is sometimes able to determine and reduce the extent to which misappropriation of its intellectual property rights occurs, such infringement can be expected to be a persistent problem. In addition, the laws of some countries do not protect intellectual property rights to as great an extent as do the laws of France and the United States. The company’s means of protecting its proprietary rights might not be adequate and its competitors may independently develop similar technology, duplicate the company’s products or design around the company’s patents.

Due to the importance of proprietary technology in the chip card industry, the company’s business involves substantial risk of overlap with third party patents and subsequent litigation with competitors or patent-holders. Any claims, with or without merit, could be time-consuming, result in costly litigation, cause product shipment delays or cause Gemplus to enter into royalty-bearing licensing agreements.

4.10.  information on trends

4.10.1.  Principal trends since the end of the last fiscal year

Wireless

The market for SIM cards continues to grow with volumes increasing approximately 40% per year in past years, with emerging markets contributing a substantial portion of growth. It appears that the overall ASP (Average Selling Price) may continue to decline approximately 20% to 30% year-to-year as price pressure continues because of increased market competitiveness and with demand for low to mid range products in emerging markets growing at a higher pace than well established markets. The introduction of innovative products also contributes to the decrease of the ASP. The APP (Average Purchase Price) of components and materials plus labor costs per unit is also expected to continue to decline in line with ASP. This is expected to help the company maintain margin levels similar to 2005. The company sees load in its factories at high levels, which should lead to an increase of investment in equipment to address the high level of demand that is expected to continue.

Financial Services

Financial Services has delivered its best Q1 performance ever in 2006. Continued growth in all products led strongly by the Chip Payment segment with continued migration towards these products in Latin America and expansion in Southern Europe & Japan (with a stable position in mature markets). The company sees the market for contactless payment cards as potentially expanding in the Asia-Pacific region, along with deliveries of such products in the US The development of on-line authentication products in the banking segment is growing. This trend may allow the company to deliver more sophisticated and higher valued products to financial services institutions.

ID & Security

The acquisition of SETEC has generated triple digit growth versus 2004 with considerable growth in the Government sectors (Healthcare and Identity) and Corporate Security in the Americas.

4.10.2.  Known trends or trends which may affect the current year

Going forward in 2006 the demand in the Wireless market continues to show exceptional growth (mainly from emerging markets) with anticipated continued pressure on prices.

Both Financial Services and ID & Security continue to show good performance in line with the strategic direction given on these businesses.

4.11.  PROFIT FORECAST OR ESTIMATES

Assumptions relating to forward-looking statements

This section contains forecasts that reflect the company’s plans, estimations and beliefs. The actual results may deviate significantly from these forecasts. Please refer to Section 4.2 “Risk Factors”.

Compared to its 2005 performance, and in the current economic context:

•	The company is confident in its ability to improve its operating income in 2006, and

•	The company is actively working to achieve an operating margin of 10% in 2007.

The foregoing objectives are based on the following main assumptions:

Assumptions relating to 2006 operating income

•	The scope of activities to be undertaken in 2006 will be identical to that existing as of December 31, 2005;

•	Continued growth in volume of card sales;

•	An increase in the ratio of the high-end products to low margin products during the course of the year;

•	Any decrease in sale price per unit would largely be offset by a decrease in the per-unit production cost and the purchase price of microchips;

•	An improvement in administrative and selling cost structure as compared to net sales

•	A stable exchange rate of approximately 1.30 U.S. dollar per 1 euro; and

•	No legal proceedings and no material impairment loss of tangible and intangible assets.

Assumptions relating to 10% operating margin for 2007

•	Increased relative importance of the Identity and Security segment compared to Telecommunications and Financial Services segments;

•	Continued growth in volumes of cards sold compared to 2006;

•	An increase in the ratio of high-end products to low margin products;

•	Any decrease in sale price per unit would largely be offset by a decrease in the per-unit production cost and the purchase price of microchips;

•	An improvement in administrative and selling cost structure as compared to net sales; and

•	No legal proceedings and no material impairment loss of tangible and intangible assets.

The combination with Axalto was not taken into consideration in the foregoing 2006 and 2007 goals.

The company’s capacity to achieve its objectives described above relate to future events or future financial performance of the company and involve known and unknown risks, uncertainties, and other factors that may cause to the company or its industry’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activities, performance, or achievements expressed or implied by such forward-looking statements. Actual events or results may differ materially. Although the company believes that the expectations reflected in the forward-looking statements are reasonable, it cannot guarantee future results, levels of activity, performance or achievements. Factors that could cause actual results to differ materially from those estimated by the forward-looking statements contained in this release include, but are not limited to: trends in wireless communication and mobile commerce sectors; the company’s ability to develop new technology, and the effects of competing technologies developed and expected intense competition generally in its main segments; profitability of the company’s expansion strategy; challenges to or loss of its intellectual property rights; the company’s ability to establish and maintain strategic relationships in its major businesses; its ability to develop and take advantage of new software and services; and the effect of future acquisitions and investments on our share price. Moreover, neither the company nor any other person assumes responsibility for the accuracy and completeness of such forward-looking statements. The company is under no duty to update any of the forward-looking statements after this date to conform such statements to actual results or to reflect the occurrence of anticipated results.

The forecast information contained in this section 4.11 is included herein because it is set forth in the French language note d’information distributed by Gemalto in France subject to the requirements of the AMF and the European Prospectus Directive.

•	Report of the independent auditors regarding the forecasts set forth in Section 4.11 of the note d’information

To the Chief Executive Officer
In our capacity as independent auditors and in accordance with Commission regulation (EC) No809/2004, we have prepared this report on the forecasts communicated by the company, Gemplus International S.A., regarding the fiscal years 2006 and 2007, set forth in Section 4.11 of this combined prospectus of Gemalto and Gemplus relating to the exchange offer launched by Gemalto N.V., filed with the AMF on July 6, 2006.

These forecasts and the material assumptions upon which they are based have been prepared under your responsibility in accordance with Commission regulation (EC) No809/2004 and the CESR’s recommendations regarding forecasts.

Our responsibility based on our audit is to express an opinion, in accordance with the terms required in Annex I, point 13.3 of the Commission regulation (EC) No809/2004, on these forecasts, as to the fact that they have been properly compiled.

We conducted our audit in accordance with applicable French standards. Our audit included an assessment of the procedures established by management to prepare the forecasts as well as the audit procedures to ensure that the accounting principles used to prepare the forecasts are comparable to the ones used to prepare the historical consolidated financial statements, that is, the International Financial Reporting Standards (“IFRS”) as adopted by the EU and applied by Gemplus International S.A. to prepare its consolidated financial statements for the fiscal year ended December 31, 2005. Our audit also included gathering all the information and explanations we deemed necessary to obtain reasonable assurance that the forecasts have been properly compiled on the basis of the asserted assumptions.

We remind you that, because, as with any forecasts, they are inherently susceptible to uncertainty, the actual results may differ materially from those contained in the presented forecasts and we express no opinion as to the possibility that these forecasts will be attained.

In our opinion:

•	the forecasts have been properly prepared on the basis stated;

•	the basis of accounting used for these forecasts is consistent with the accounting principles used by the company, Gemplus International S.A., to prepare its consolidated financial statements for the fiscal year ended December 31, 2005.

This report on the forecasts regarding the fiscal years 2006 and 2007 was issued only for the purpose of the combined prospectus of Gemalto and Gemplus relating to the exchange offer launched by Gemalto N.V., filed with the AMF on July 6, 2006 and may not be used for any other purpose.

Neuilly-sur-Seine

July 6, 2006

PricewaterhouseCoopers Audit

The Forecast Statement is not prepared with a view toward compliance with published guidelines of the United States Securities and Exchange Commission or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of a financial forecast because management has elected not to provide the disclosures required by such standards, which results in a presentation that under those standards would not be viewed as sufficient. Additionally, this presentation excludes a reconciliation of revenue and net income determined in accordance with IFRS to amounts determined by applying generally accepted accounting principles in the United States. In addition, we did not conduct an examination in accordance with the attestation standards established by the American Institute of Certified Public Accountants. Those guidelines would have required us to have performed additional procedures to allow us to express an opinion on the forecasted information, including assessing the reasonableness of the assumptions. Accordingly, no opinion is expressed under the attestation standards established by the American Institute of Certified Public Accountants. Investors not familiar with IRFS and the requirements of the Prospectus Directive of the European Commission and the French auditing requirements on such information are cautioned not to place undue reliance on the forecast and related report.

4.12.  administration, management and supervision entities and general management

4.12.1.  The board of directors

4.12.1.1.  The composition of the board of directors

The members of the Board of Directors as of the date of this prospectus are presented in paragraph, 2.1.5.

As of December 31, 2005, the Board of Directors was comprised by the following members:

		Expiration		Position Held Outside Gemplus
Name	Date of Appointment	of Term	Age	(If Any)

Dominique Vignon Chairman	June 21, 2002	April 2007	57	—
David Bonderman Vice-Chairman	December 19, 2001	April 2007	62	Principal partner in Texas Pacific Group
Alex Mandl CEO	October 29, 2002	April 2007	61	—
Michel Akkermans	April 27, 2004	April 2007	45	Founder and Chairman Clear2Pay
Geoffrey Fink	October 28, 2003	April 2007	35	Partner in Texas Pacific Group
Johannes Fritz	December 19, 2002	April 2007	50	CEO, Quandt Family Office
Kurt Hellström	April 27, 2004	April 2007	61	Consultant, Investor AB
Werner K. Koepf	October 28, 2003	April 2007	63	Board member of Marconi Corporation Plc
Peter Kraljic	April 17, 2002	April 2007	65	Member of the Advisory Board of McKinsey & Co
Daniel Le Gal	April 17, 2002	April 2007	54	Partner and CEO of Finadvance
John Ormerod	June 1, 2004	April 2007	56	Chairman of Walbrook Group Limited
William S. Price	Feb 1, 2000	April 2007	49	Principal partner in Texas Pacific Group

The professional address of all Company directors, in their capacity as such is: 46a, avenue J.F. Kennedy — L — 1855 Luxembourg.

To the Company’s knowledge and at the date of the present document:

•	There are no family relationships between the Company’s board members;

•	No current Board member has been convicted of fraud within the last five years;

•	No current Board member has been involved in any bankruptcy proceedings, placed in receivership or gone into liquidation within the last five years;

•	No current Board member has been found criminally liable or has been officially sanctioned by the statutory or regulatory authorities within the last five years; and

•	No current Board member has been forbidden from nomination to any Board of Directors or Supervisory Board of an issuer or from performing related managerial duties or conducting business within the last five years.

Curriculum vitae:

Dominique Vignon was appointed Chairman of the Company’s Board of Directors on June 21, 2002. Mr. Vignon served as President and CEO of the Framatome Group from 1996 to 2001, where he was responsible, most notably, for developing the Group’s connector technology business (FCI). From the end of 2000 to the end of 2001, he was Chairman of Framatome ANP, where he oversaw the merger between Framatome and Siemens’ related business segments. From 1995 to 1996, he was CEO of Framatome’s nuclear activities. From 1993 to 1995, he was the Chairman of Jeumont Industrie. From 1990 to 1993, he was the CEO of Nuclear Power International (NPI), a joint venture between Framatome and Siemens. Between 1975 and 1990, he was part of the management team at Equipement d’Electricité de France, where he oversaw various nuclear power plant projects. Mr. Vignon is a graduate of Ecole Polytechnique and of Ecole Nationale des Ponts et Chaussées (Civil engineering) and also holds an Advanced Graduate Diploma (DESS) in economics. He currently serves as Chairman of the Supervisory Board of Gemplus SA, which is a French stock corporation (société anonyme), as well as Chairman of Gemplus Finance, a Luxembourg-based stock corporation (société anonyme). In addition to Gemplus Group, Mr. Vignon also sits on the Board of Complete Europe NV and CMR (Contrôle-Mesure-Régulations)

David Bonderman was appointed as Vice-Chairman of the Company’s Board of Directors in December 2001. He is the principal partner and one of the founders of Texas Pacific Group or TPG and of its Asian subsidiary, Newbridge Capital. Before creating TPG in 1992, Mr. Bonderman was Director of Operations at the Fort Worth, Texas-based group, Robert M. Bass Inc., currently Keystone, Inc. Prior to joining the Robert M. Bass Inc. group in 1983, Mr. Bonderman was a partner in the Washington-based law firm Arnold & Porter, where he specialized in corporate law, judicial procedure and competition regulations. From 1969 to 1970, he studied comparative law at Harvard University. From 1968 to 1969, he served as assistant to the Public Prosecutor on matters relating to Habeas Corpus. From 1967 to 1968, Mr. Bonderman also held the post of Assistant Professor at Tulane University Law School in New Orleans. Mr. Bonderman holds an Honors Degree from Harvard University. During his student days, he served on the Harvard Law Review and was awarded the Sheldon Fellow Scholarship. He also graduated with honors from the University of Washington in Seattle Phi Beta Kappa. He sits on the Boards of Co-Star Group, and Ryanair Holdings, PLC of which he also is a chairman. Mr. Bonderman is also a Board member in the following associations: The Wilderness Society, the Grand Canyon Trust, The World Wildlife Fund, the American Himalayan Foundation, and of the University of Washington Foundation and the Dean’s Advisory Board at the Harvard University Law School.

Alex Mandl was named CEO in September 2002 and has served on the Board since October 29, 2002. From April 2001 to August 2002, Mr. Mandl held the position of Director at ASM Investments, a technology investment company. Prior to this, he was the President and CEO of Teligent, a company he created in 1996 and which offered an alternative to the local Bell telecommunications and Internet service companies. From 1991 to 1996, Mr. Mandl was President and Director of Operations at AT&T, where he managed services for local wireless long-distance communications and the Internet. Before that, he served as AT&T’s Financial Director. Between 1987 and 1991, he was Chairman and CEO of Sea-Land Services, Inc., the world’s leading provider of ocean transport services. In 1980, he joined Seaboard Coastline Industries, a diversified transportation company, as Senior Vice President and Chief Financial Officer. Mr. Mandl began his career in 1969, when he joined Boise Cascade Corp. as a merger and acquisition analyst, and he held various financial positions during the next eleven years. Mr. Mandl holds a Master of Business Administration from the University of California at Berkeley and a Bachelor of Arts degree in economics from Willamette University in Salem, Oregon. Within Gemplus, Mr. Mandl is CEO and Board member of the Luxembourg base stock corporation Gemplus Finance. Mr. Mandl also serves on the boards of Dell Computer Corporation, the Walter A. Haas School of Business at the University ofCalifornia at Berkeley, Willamette University and the American Enterprise Institute for Public Policy Research.

Michel Akkermans has served as one of the Company’s directors since April 27, 2004. Mr. Akkermans is a successful entrepreneur specializing in information technology for the banking industry. Mr. Akkermans holds a Master of Science in Electronic Engineering and Computer Sciences and a degree in Economics & Finance from the University of Leuven in Belgium. He is currently Chairman and Chief Executive of Clear2Pay, a software solutions company that helps financial institutions to provide branded electronic payment services. Mr. Akkermans was previously Chairman and CEO of FICS and Former Executive Chairman of Nasdaq National Market-listed S1 Corporation, the market leader in Internet banking. In addition to Clear2Pay, he also serves on the boards of Capco, Data4s, Approach, Quest for Growth, Proficient, and is a member of the Advisory Board of GIMV.

Geoffrey Fink has served as a director since October 2003. Mr. Fink is a London-based Principal in Texas Pacific Group, which he joined in December 2000. From May 1998 to December 2000, Mr. Fink was a Vice President and subsequently Senior Vice President with Security Capital Group. Between August 1999 and December 2000, Mr. Fink was also Chief Operating Officer, head of the Management Committee, and board member of Access Space. In 1993 and from 1995 to 1998, Mr. Fink was a Consultant and then Engagement Manager with McKinsey & Company in London. Prior to joining McKinsey, Mr. Fink worked in the M&A departments of both Goldman Sachs in London and PaineWebber in New York. Mr. Fink received a Bachelor of Arts degree summa cum laude from Yale University, a Juris Doctor degree magna cum laude from Harvard University and a Masters degree focused on international business from the Fletcher School of Law and Diplomacy. He is a member of the New York Bar.

Johannes Fritz has served as a director since December 2002. He has been the managing director of the Quandt family office since June 2000. From 1991 to June 2000, he was a managing director responsible for all financial affairs of the Quandt family office and running its day-to-day-business. In 1989 he joined the Quandt family office. Prior to that, he spent five years at KPMG covering financial institutions and industrial companies. From 1982 to 1983, he worked with Bertelsmann AG in the area of human resources as assistant to a director. Mr. Fritz studied at Mannheim University where he was awarded a Master and Doctor degree in Business Administration. As a research associate he followed a postgraduate education at the business school of the New York Stern Business School. Mr. Fritz earned a degree as a tax advisor and a certified public accountant (CPA). He serves on the supervisory board of Drees & Sommer AG, on the regional council of Deutsche Bank, on the advisory board of BHF-Bank, and LRP Landesbank Rheinland Pfalz.

Kurt Hellström has served as a director since April 27, 2004. Mr. Hellström is the former President and Chief Executive Officer of Ericsson, the major telecommunications group, where he spent almost 20 years in a number of senior roles. Earlier in his career, he held commercial positions with Jugner Instrument and Standard Radio & Telephone. Mr. Hellström holds a Master of Science in Electrotechnology. He serves on the Boards of Atlas Copco, Bharti Televentures Ltd, Spirent Ltd, Sim 2 Travel, Kineto Wireless Inc., VTI, Symsoft, FarEastTare and the Swedish Trade Council.

Werner Karl Koepf has served as a director since October 2003. Mr. Koepf holds various senior management positions at Marconi Corporation plc London UK, in particular he serves as director and member of the audit, nominations, remunerations and operations review committee. Mr. Koepf serves as well as Chairman of the supervisory board and the nominations committee of Marconi Communications GmbH, and as Chairman of the supervisory board of Marconi Communications Holding GmbH. From 1993 to 2002, Mr. Koepf was successively Vice President and General Manager of the General Business Group of Compaq Computer Europe Middle East and Africa (EMEA) and Chief Executive Officer and Chairman for Compaq Computer, EMEA. From 1989 to 1993, Mr. Koepf was Chairman and Chief Executive Officer for European Silicon Structures SA in Luxemburg. Previously, Mr. Koepf held various management positions at Texas Instruments Inc., including as Vice President and General Manager of several divisions of the group after being in charge among other things of European marketing with Siemens AG. Mr. Koepf received a Master of Business Administration from Munich University and a Bachelor of Electrical Engineering degree with honors from the Technical College in St. Poelten in Austria. Mr. Koepf is an advisor for Techno Venture Management GmbH, a venture capital company in Munich and Boston (Massachusetts). Mr. Koepf is consultant for the company Invistion AG, capital venture company based in Zug, Switzerland. Mr. Koepf is Chairman of the board of directors of PXP Software AG in Austria.

Peter Kraljic has served as a director since April 2002. Until July 2002, he was a senior director with McKinsey & Co, New York. Dr. Kraljic joined McKinsey in 1970 and has worked extensively on strategic, organizational, operational and restructuring programs for industrial companies in Germany, Austria, France as well as in Central and Eastern Europe. From 1993 to 1998, he was responsible for McKinsey’s activities in France as “Directeur Général”. Prior to joining McKinsey, Dr. Kraljic worked as a researcher in La Continentale Nucleaire, Luxembourg, as well as for the Welding Institute Ljubljana, Slovenia. Dr. Kraljic holds a degree in metallurgy from the University of Ljubljana, a Doctorate from the Technical University Hanover and a Masters in Business Administration from INSEAD, Fontainebleau, France. Dr. Kraljic serves on the supervisory board of the Wolfsburg AG association and of IEDC Bled Management School.

Daniel Le Gal has served as a director since April 2002. He currently serves as a partner and Managing Director of Finadvance. One of the Company’s co-founders in 1988, Mr. Le Gal served as the Company’s Chief Executive Officer from 1997 to 1999, prior to which he held several management positions in Sales, Marketing and Strategic Planning for our Company. Prior to founding the Company, from 1982 to 1987, Mr. Le Gal served as Marketing Manager in the Telecommunication Unit of Thomson Semiconductors. From 1975 to 1982, he held various positions at France Telecom. Daniel Le Gal holds an Engineering Degree from Supelec, in Paris, France. Mr. Le Gal serves on the boards of directors of Tornado, T.O.D, Qualicontrol and S.E.A.

John Ormerod has served as a director since June 1, 2004. Mr. Ormerod became a Senior Partner in the UK practice of Deloitte & Touche LLP, the international accounting firm from 2002 until May 2004 and a member of the firm’s UK Executive and Board. Mr. Ormerod was a Partner of Andersen. He served two years on Andersen’s Worldwide Chief Executive’s Advisory Council and was European Technology, Media & Telecommunications (“TMT”) practice leader and member of the Global TMT Industry team executive. Mr. Ormerod was the Chairman of Andersen’s UK Partnership Council (from 1999 until 2000) and Andersen’s UK managing partner (from 2001 until 2002) Mr. Ormerod was educated at Oxford and is a Chartered Accountant. He serves on the board and chairs the audit committee of Transport for London. Mr. Ormerod is presently the Chairman of Walbrook Group Limited. Mr. Ormerod is a non-executive director of BMS Associates Limited, trustee of the Roundhouse Trust and member of the Global Advisory Board of London Business School. Since October 1, 2005, Mr. Ormerod is an independent senior director of Misys plc and president of its Audit Committee.

William S. Price has served as a director since February 2000. Mr. Price was a founding partner of the Texas Pacific Group in 1992. Prior to forming the Texas Pacific Group, Mr. Price was Vice President of Strategic Planning and Business Development for General Electric Capital Corporation. From 1985 to 1991, Mr. Price was employed by the management consulting firm of Bain & Company, attaining partnership status and acting as co-head of the Financial Services Practice. Prior to 1985, Mr. Price was employed as an associate specializing in corporate securities transactions with the law firm of Gibson, Dunn & Crutcher LLP. Mr. Price is a member of the California Bar and graduated with honors in 1981 from the Boalt Hall School of Law at the University of California, Berkeley. He is a 1978 Phi Beta Kappa graduate of Stanford University. Mr. Price serves on the boards of directors of Bally International, British Vita, Granium, Sovebid Inc., Grohe A.G. and IRMC.

4.12.1.2.  The management of Gemplus — as at December 31,2005

The Board of Directors of the Company, with the authorization of the shareholders, has delegated, the day-to-day management of the Company including the power to act on behalf of the Company and to sub-delegate powers, except for matters in excess of €30 million, which must be authorized by the Board of Directors. This delegation is subject to powers reserved by law to the Board of Directors or to the Company’s shareholders.

On September 9, 2002, Mr. Alex Mandl became Chief Executive Officer of the Company, replacing Mr. Ronald Mackintosh.

In January 2004, Mr. Jacques Seneca was appointed the head of the newly formed Identity and Security Division. Mr. Philippe Combes was appointed at the head of the Financial Services Division and Mr. Ernest Berger was appointed Executive Vice President for North America. On June 1, 2004, Mr. Frans Spaargaren was appointed Chief Financial Officer, replacing Mr. Yves Guillaumot. On April 18, 2005, Mr. Martin McCourt was appointed Executive Vice President for Asia.

The Board of Directors of the Company as at the date of this document is as set forth in Section 2.1.5, above.

The following table sets forth the name, age, and current position of each of the Company’s top executive officers (members of the “General Management Committee” or “GemCom”), as of December 31, 2005:

			Date of
Name	Age	Position	Appointment

Alex Mandl	62	Chief Executive Officer	September 2002
Ernest Berger	50	Executive Vice President — North America	April 2005
Philippe Combes	52	Executive Vice President — Operations and Financial Services Division	February 2003
Philippe Duranton	45	Executive Vice President — Human Resources	May 2003
Stephen Juge	52	Executive Vice President — General Counsel	November 2000
Martin Mc Court	43	Executive Vice President — Asia	January 2004
Jacques Seneca	46	Executive Vice President — Business Development and Identity and Security Division	February 2003
Frans Spaargaren	49	Executive Vice President — Chief Financial Officer	June 2004
Philippe Vallée	41	Executive Vice President — Telecommunications Division	February 2002

Ernest Berger is Executive Vice President for the North American region since January 2004. He has 9 years experience the financial services sector with American Express and First USA, where he held numerous management positions. More recently, Mr. Berger headed Walker Digital, and then managed his own consulting firm. Mr. Berger holds a Bachelor of Science n Mechanical Engineering from Columbia University in New York and a Master of Business Administration from the Wharton School at the University of Pennsylvania, in Philadelphia.

Philippe Combes was appointed on February 12, 2003 Executive Vice President, Operations and was head of the Financial Services Business Unit from January 2004 to December 2005. Prior to joining Gemplus, Mr. Combes had been running his own executive coaching consultancy. From 1998 to 2002, he was CEO of Philips Displays, based in Holland, the worldwide leader in consumer displays. From 1988 to 1998, Mr. Combes served in general management positions for Thomson Multimedia in Hong Kong, China, Poland and France, including VP Operations for Displays. In 1975 he joined Schlumberger Industries where he held various operational responsibilities in France, Brazil and Indonesia. Mr. Combes has a Bachelor of Arts degree from ENSAM (Ecole Nationale Supérieure d’Arts et Métiers) with a Masters in Robotics and Electronics.

Philippe Duranton is the Company’s Executive Vice President, Human Resources from May 2003. Prior to joining Gemplus, Mr. Duranton served as Human Resources EVP at Canal+ and Co-Managing Director, General Affairs, for the Television and Film Division of Vivendi Universal from 1998 to 2002. Prior to joining Canal+, Mr. Duranton spent nine years (1989 to 1998) at Thales where he held numerous Human Resource management positions across the Company’s divisions. Mr. Duranton began his career in education and held various positions from 1985 to 1988 in both the public and private sectors. Mr. Duranton holds a variety of academic distinctions including a D.E.S.S. diploma in Human Resource Management from the Institute of Administration for Business, Bordeaux, France, and a Masters degree in History.

Stephen Juge has served as the Company’s Executive Vice President, General Counsel since November 2000. Prior to joining Gemplus, Mr. Juge served from January to October 2000, as Senior Vice President and General Counsel of Walt Disney Europe. From April 1996 to January 2000, Mr. Juge served as Senior Vice President and European Legal Counsel of The Walt Disney Company (Europe) SA. From November 1987 to March 1996, Mr. Juge served as Vice President and General Counsel of Disneyland Paris Resort (EuroDisney S.C.A.). Prior to joining Disneyland Paris, Mr. Juge was an associate at the international law firm of Coudert Frères in Paris between 1981 and 1987. Mr. Juge attended Louisiana State University, received a Juris Doctor degree from the Tulane University School of Law and studied comparative law at the University of Oxford on a Marshall Foundation Fellowship.

Martin McCourt has served as Executive Vice President since April 2005, responsible for the whole of Asia, including Asia Pacific, Greater China, Japan and Korea. He has 20 years of experience in the Telecom sector, including several years focused on Asian markets. He has held leadership roles in R&D, Sales and Marketing, Operations, Strategy and M&A and was most recently Vice President of Corning Cable system’s Project Services business. Mr. McCourt has a

Master of Business Administration from INSEAD, a Ph.D. in Integrated Optics from the Institut National Polytechnique in Grenoble and a Bachelor of Electronic Engineering from University College Dublin.

Jacques Seneca has served as the Company’s Executive Vice President, Business Development since January 2003, and as head of the ID & Security Business Unit since January, 2004. Prior to that date, he served as General Manager of the GemVentures Services Unit. Mr. Seneca joined Gemplus in 1989 as Project Manager. He has held several management positions as Products Department Manager, General Manager for Sales and Manufacturing Operations in Germany, General Manager for the Telecom Business Division, and as Executive Vice President for Gemplus Marketing & Technology. Mr. Seneca has been a member of Gemplus Executive Committee since 1990. Prior to joining the Company, he worked with ST-Microelectronics where he held various positions in the fields of manufacturing, marketing and business development. Mr. Seneca holds a Bachelor’s degree from ENSAM (Ecole Nationale Supérieure d’Arts et Métiers) and a Business Administration degree from IAE of Aix-en-Provence in France.

Frans Spaargaren has served as Chief Financial Officer and Executive Vice President of Gemplus since June 2004. Before joining Gemplus he was Executive Vice President of Philips International, with responsibility for Philips’ joint venture operations with LG Electronics. From May 1998 till November 2001 he was Chief Financial Officer and Executive Vice President of Philips Components. Prior to that he held various positions in general and financial management at Varta Batteries, latest as a Member of the Divisional Board of Varta Portable Batteries. Mr. Spaargaren has a Bachelor’s degree in Economics and Accounting from Utrecht University, a post-graduate Diploma in Financial Management, and a Master in Business Administration from Henley Management College, United Kingdom.

Philippe Vallée has served as Executive Vice President, Telecom Business Unit since February 2002. He was Vice-President Marketing of the Telecom Business Unit from May 2001 to February 2002. He was previously based in Singapore as Executive Vice-President of Gemplus Technologies Asia, and headed the marketing and development activities and professional services operations of Gemplus Asia Pacific. Mr. Vallée has 14 years of experience in the chip card industry and has served in various marketing, product management and sales capacities in the Company. Prior to joining the Company, Mr. Vallée served as product manager on the first generation of GSM mobile phones for Matra Communications (now Lagardère Group) in France. Mr. Vallée has a Bachelor’s degree in Electronics and Telecommunications Engineering and a Master of Science in Marketing Management from ESSEC.

4.12.2.  Conflict of interests

4.12.2.1.  Independent directors as at December 31, 2005

The independence of the members of the Board of Directors

The Board of Directors has determined on April 25, 2005 based on the laws and regulations applicable to stock exchanges, that all but two members of the board of directors are independent. In order to determine whether a director is independent, the Board of Directors evaluates factors such as the managerial positions a director has occupied with the Company, in the past or at the time of the assessment, relationships with the primary shareholders, and the recommendations of the Bouton report on the governance of the Company, as well as those factors provided in SEC and Nasdaq National Market regulations.

Mr. Alex Mandl, the current Chief Executive Officer, is not independent due to his role in management, and Mr. Dominique Vignon also is not independent because of his employment contract with Gemplus.

According to the Company’s corporate governance guidelines, the board determined that the following directors are “directors related to a shareholder:”

Mr. David Bonderman is a Managing Director of the Texas Pacific Group,

Mr. William S. Price III is a Managing Director of the Texas Pacific Group,

Mr. Geoffrey Fink is a Principal in the Texas Pacific Group, and

Mr. Johannes Fritz is Head of the Quandt family’s office.

Conflicts of interest

The Board of Directors and its Audit Committee are particularly attentive to the issue of director conflicts of interest. A report of the Board of Directors on conflicts of interest, pursuant to article 57 of the Luxembourg law of August 10, 1915, was duly drafted and is available to the Company’s shareholders.

4.12.2.2.  Conflicts of interest in administration and management entities

To the knowledge of the Company, there is no potential conflict of interest between any duties owed to the Company by the members of an administration and management body, and their private interests and/or other potential obligations.

There is no arrangement or agreement entered into between the principal shareholders, customers, suppliers or other persons under which such persons were selected as members of the Board of Directors.

No such person is subject to restrictions on the transfer of its ownership of shares of the Company within a designated period of time, except pursuant to rules relating to the prohibition of insider trading.

4.13.  compensation and benefits paid to executives

4.13.1.  Compensation of the executives

Aggregate compensation paid to directors and executive officers as a group (including compensation paid in 2006 for amounts owed in 2005), for all services rendered for the fiscal year ended December 31, 2005 was €11,954,000, including €8,970,000 paid to the Company’s senior executives (namely all persons holding the title of Executive Vice President in 2005) and €2,984,000 to directors. In addition, a total of 7,870,000 options were granted to the Company’s directors and executive officers during the 2005 fiscal year.

The following table presents the gross compensation and benefits paid, in thousands of euros, for the fiscal year ended December 31, 2005 to certain executives of the Company and a comparison of the total compensation received during the last three fiscal years:

		Attendance				Total	Total	Total
	Attendance	Fee for		Benefits		Compensation	Compensation	Compensation
Names	Fee	Committees	Salary	in Kind	Bonus	in 2005	in 2004	in 2003
	(In thousands of euros)

Michel Akkermans	50	—	—	—	—	50	34	n/a
David Bonderman	50	1	—	—	—	51	54	n/a
Geoffrey Fink	50	13	—	—	—	63	50	10
Johannes Fritz	50	15	—	—	—	65	62	48
Kurt Hellström	50	—	—	—	—	50	34	n/a
Werner Koepf	50	13	—	—	—	63	65	10
Peter Kraljic	50	6	—	—	—	56	51	40
Daniel Le Gal	50	—	—	—	—	50	51	40
Alex Mandl	—	—	598	513	922	2,033	2,298	1,730
John Ormerod	50	28	—	—	—	78	44	n/a
William S. Price III	50	2	—	—	—	52	65	50
Dominique Vignon	—	—	373			373	373	36

Total	500	78	971	513	922	2,984	—	—

At the annual shareholders meeting, held on April 27, 2004, the shareholders approved the principles of the compensation of directors amounting to a maximum of €1,000,000. On April 27, 2004, the Board of Directors of the Company resolved to allocate compensation to individual directors of €50,000 per year per director as compensation in connection with services rendered as a member of the Board of Directors of the Company, with an additional €20,000 for the Chairman of the Audit Committee, €10,000 for the chairmen of each of the other board committees, and a €1,000 per meeting attended for each member of a committee of the Board of Directors. Mr. Thierry Dassault waived his compensation for 2004. On April 25, 2005, the Board of Directors approved the same compensation principles for the directors as those adopted in April 2004, subject to the approval of the total amount by shareholders. At the annual shareholders meeting on April 26, 2005, the shareholders again approved compensation for the directors in an amount not exceeding €1,000,000.

None of the non-employee directors has any agreement providing special benefits upon termination of their service.

See also paragraph 4.18.2.2 Notes to the Consolidated Financial Statements — Note 38 “Related party transactions”.

4.13.2.  Stock options for Gemplus executives

During fiscal 2005, no stock options were granted to the directors of the Company.

During fiscal 2005, no stock options were exercised by any incumbent director of the Company.

4.13.3.  Amounts covered by provisions or stated elsewhere by Gemplus or its subsidiaries for pension, retirement, payments or other benefits

The amounts reserved by the company or noted is of €23,276.

4.14.  operation of the administration and management boards

4.14.1.  Expiration date of the mandate of the members of the board of directors

This information appears in paragraph 4.12.1.1 above.

4.14.2.  Information concerning service contracts between the members of the administrative, managerial or supervisory entities of Gemplus

There are no services contracts between the members of the boards and the company or any of its subsidiaries that provide for any benefits at the end of such contract.

4.14.3.  Information on committees

The Board of Directors has four specialized committees and one sub-committee that perform certain duties of the Board of Directors and participate in its decision making: an Audit Committee, a Corporate Governance and Nominating Committee, a Compensation Committee (including a Stock Administration Sub-Committee) and a Mergers, Acquisitions and Strategy Committee.

Audit Committee

In 2005, the Audit Committee was composed of Mr. John Ormerod (Chairman), Mr. Werner Koepf, Mr. Johannes Fritz and Mr. William Price, who resigned from his position as member of the Audit Committee on April 13, 2005, and was not replaced.

The Audit Committee met eight times in 2005. All members were present for seven meetings (in person or by telephone). Three of the four members were present for the eighth meeting.

The activities of the committee are governed by a specific charter. In particular, this committee verifies the company’s financial statements and any potential conflict of interest with a director or other related parties, and all other activities required by applicable laws and regulations. In 2005, the Audit Committee reviewed the Consolidated Financial Statements for 2004 and the consolidated accounts published in the press releases made during 2005, the quarterly accounting judgments and material comments made by the company’s independent auditors, and reports on related-party transactions presented to it, as well as the reports concerning the implementation of internal procedures for compliance with the Sarbanes-Oxley Act. The primary off-balance sheet liabilities (and in particular, the guarantees and foreign exchange operations) were also reviewed regularly by the Audit Committee and the Chief Financial Officer.

The Audit Committee has sole authority with respect to recommendations concerning the independent auditors of the company, their compensation, selection and the oversight of their work. Luxembourg law requires that the independent auditors be elected at the company’s general shareholders meeting. Consequently, the shareholders appoint the company’s auditors based on the Audit Committee’s recommendation to the Board of Directors. The Audit Committee has not yet implemented a specific procedure for prior approval of permissible non-audit services proposed to be performed by the independent auditors. Such services currently must be preapproved by the Audit Committee (except for the delegation to the Chairman of the Committee of the authority to approve in advance all audit and non-audit services to be provided by the company’s independent auditors, if a report on these services is presented to the Committee during the next regularly scheduled meeting).

Corporate Governance and Nominating Committee

Since its creation on July 26, 2005, the members of the Corporate Governance and Nominating Committee have been Mr. Dominique Vignon (Chairman), Mr. David Bonderman, Mr. Johannes Fritz and Mr. Kurt Hellström.

The Corporate Governance and Nominating Committee met once in 2005. All the members of the Committee were present (in person or by telephone) at this meeting. The activities of the Committee are governed by a specific charter. This committee formulates, recommends to the board, and oversees the implementation and administration of the company’s corporate governance structure; monitors and reviews any issues concerning potential conflicts of interest and director independence, reviews the Corporate Governance Guidelines applicable to the company at least once a year. Additionally, the committee recommends possible changes to the board; reviews and reports on any new corporate governance matters as necessary or as directed by the Chairman of the Board of Directors; screens, selects, evaluates and recommends to the Board of Directors qualified candidates to serve on the board; recommends board committee assignments and committee chairmen, including, where necessary, an assessment of the independence of each board member. This committee also periodically administers and reviews with the board an evaluation of the processes, structure and performance of the board in order to identify areas of concern or potential issues relating to board and committee processes, performance and effectiveness and to assess and evaluate the overall effectiveness of individual directors; assesses and recommends to the board potential candidates for succession to the position of Chief Executive Officer; and recommends to the board the initial compensation of the Chief Executive Officer.

In 2005, the Corporate Governance and Nominating Committee reviewed the composition of the board of directors and concluded that no changes were necessary for the immediate future. The board also discussed several scenarios concerning plans for succession of executive committee members and reported to the board of directors.

Compensation Committee

At the beginning of 2005, the Compensation Committee consisted of Messrs. Dominique Vignon (Chairman), Geoffrey Fink and Werner Koepf. On July 26, 2005, Mr. Kurt Hellström was appointed to this committee. On October 21, 2005, Mr. Geoffrey Fink replaced Mr. Dominique Vignon as Chairman of the Compensation Committee. The Compensation Committee met four times in 2005 and passed three unanimous written consents without a meeting. All members of the Committee were present, in person or by telephone for two of these meetings. Three of the four members were present for two meetings. The activities of the compensation committee are governed by a specific committee charter. Among other things, this committee approves the compensation of the Chief Executive Officer and makes recommendations concerning the compensation of the company’s executive officers and directors. The Compensation Committee adheres to the following requirements in making compensation recommendations: the variable portion of executive compensation may be from 50% to 100% of salary depending on position and, in general, 50% of this premium is paid based on the operating income of the company and the remaining 50% is based on achieving certain personal targets.

In 2005, the Stock Administration Committee, acting as sub-committee of the Compensation Committee, consisted of Messrs. Alex Mandl, Philippe Duranton, Frans Spaargaren and Stephen Juge. The activities of this committee are governed by a specific charter. The Stock Administration Committee primarily serves an advisory role to the Compensation Committee with respect to stock option grants and related matters. Stock options are generally granted to executives and certain other employees when they are hired, and any potential additional grants are subject to periodic review based on collective and individual performance criteria.

M&A and Strategy Committee

On July 26, 2005, the Strategy Committee, which consisted of Mr. Dominique Vignon (Chairman), Dr. Peter Kraljic, Messrs. Daniel Le Gal, Alex Mandl and William S. Price III, was reorganized into the M&A and Strategy Committee. This committee met six times in 2005, with all members present. The M&A and Strategy Committee’s role is to advise the Board of Directors regarding long-term strategy and mergers and acquisitions. The committee (in accordance with the decisions of the Board of Directors) is empowered to approve transactions up to €30,000,000 and to delegate to the Chief Executive Officer the authority to approve all transactions up to €10,000,000.

4.14.4.  Declaration on corporate governance

4.14.4.1.  Declaration

The company is a joint stock company under Luxembourg law, governed by the Luxembourg civil code, the law of August 10, 1915 on commercial companies, as amended, and the general principles of Luxembourg law.

In matters of corporate governance, the company complies with the legal provisions applicable in Luxembourg.

4.14.4.2.  Gemplus’s Internal control procedures

For purposes of this Section, “Company” means Gemplus International SA and the legal entities (“subsidiaries”) the financial and operating policies of which Gemplus International SA controls. Generally, Gemplus International SA has control over financial and operating policies of an entity when it holds, directly or indirectly, more than half of the voting rights of such entity. In evaluating whether it has control of another entity, the Company takes into account the existence and effect of any potential voting rights that can be exercised directly through ownership of voting shares or can be exercised upon conversion of other securities.

Objectives of internal controls

The Company’s internal controls, which consists of a series of policies and procedures, is designed to provide the Company with reasonable assurances that it can:

•	achieve business objectives of the Company in compliance with the guidelines and policies defined by the board of directors and the management of the Company;

•	generate reliable and accurate accounting, financial and management information for distribution within the Company or disclosure outside the Company; and

•	ensure Company compliance with applicable laws and regulations.

Organizational rules and procedures, and evaluation systems, contribute to the Company’s internal control.

One of the objectives of the Company’s internal controls is to prevent and mitigate risks arising from the Company’s business matters and risks of error or fraud, particularly with regard to accounting and financial matters. Like any system, it cannot, however, guarantee that such risks are totally eliminated.

Risks related to the Company’s business activities are described in the Reference Document filed each year by the Company with the AMF and in the Company’s Annual Report (“Form 20-F”) filed in the United States with the Securities and Exchange Commission (“SEC”).

Internal control reference documents

The Company has put in place internal control procedures that (i) address truthful and accurate recordkeeping with regard to the operations and sales of assets of the Company; (ii) ensure that Company operations are duly recorded to enable the preparation of financial statements according to generally accepted accounting principles; (iii) ensure that sales and expenses are recorded in accordance with instructions from Company management; and (iv) prevent or timely detect potentially unauthorized acquisitions, use or disposal of Company assets which could significantly impact Company financial statements.

Below is a list of documents that are important in the implementing the Company’s internal control:

•	The Code of Ethics, intended to (i) ensure ethical conduct and address issues arising from any conflict of interest between professional and private relationships; (ii) ensure full, fair and accurate disclosure in reports to public and regulatory authorities, such as the AMF and SEC, and (iii) ensure compliance with all applicable laws and regulations;

•	The Corporate Governance Guidelines, effective at the beginning of 2004, which set forth requirements relating to independent directors as well as the operating rules of the Board of Directors and its committees;

•	Gemplus Management Manual, which sets forth rules relating to the Company’s management; and

•	Gemplus Business Management Manuals, which detail other internal processes and the interaction between various corporate groups.

Specific rules have been established to address operation of departments, sections and other corporate bodies, including rules relating to financial administration, legal compliance, purchases, information management systems and communication and human resources.

Company employees may access all of the foregoing documents via the Company’s intranet.

Control environment, and important groups and individuals in internal control process

The Board of Directors of Gemplus and its committees

In 2005 the board of directors of Gemplus International SA continued to reinforce its role in matters of responsibility and supervision (see below paragraph 4.19.2.2 “Summary of the provisions concerning the management bodies — Board of Directors”.

As described in paragraph 4.14.3, the board of directors is assisted by three committees.

Committees related to the management of Gemplus

The operation and role of each of these committees are described in Gemplus Management Manual. As of January 1, 2006, Gemplus’s corporate structure was modified into three distinct regional reporting entities — America, Asia and Europe, Middle East, Africa (EMEA) — and responsibility for the business units was given to the Center for the Development of Products and Marketing which is managed by the Chief Technology Officer (“CTO”). The support functions (Human Resources, Legal, Finance, Strategy and Communications) have not been modified. This new organizational structure was implemented as of January 1, 2006 after a transition period during the last quarter of 2005.

Management Committee

The General Management Committee (“GemCom”) is comprised of the Chief Executive Officer, the respective managers of the three business units (Telecommunications, Financial Services, Identity and Security) and the managers of the development departments (which includes Research and Development), Operations, Finance, Human Resources and Legal Departments, and the Vice Presidents in charge of Asia and North America.

Among other things, this committee (i) shares responsibility for the Company’s strategy and operations; (ii) reviews and validates financial forecasts for upcoming quarters, the annual budget and objectives, as well as three-year strategy and planning; (iii) debates and collectively makes key management decisions; and (iv) prepares reports on Company business activities for the Board of Directors of Gemplus International SA. It meets weekly by telephone or in-person, for an entire day on a monthly basis to review financial forecasts; and quarterly to review strategy. Twice a year, the Chief Executive Officer, the Chief Financial Officer and the managers of each business unit and of operations, as well as the Manager of Strategy, review each region (North America, Asia, EMEA and Latin America).

“Gemplus Management Forum”

Gemplus Management Forum consists of managers who report directly to the members of GemCom, and any executive designated by the members of GemCom or by the Chief Executive Officer. Its role is to remain informed with regard to Company strategy, priorities, and objectives, and to work on specific projects, proposed actions plans with respect to various corporate matters and to share and capitalize this experience throughout the Company. The forum ensures that the Company is managed consistently from the top down by “cascading” the priorities and objectives within the organization. This committee meets twice a year, once in January and once in September.

A Corporate Strategy Director monitors the operation of these committees.

Specific functions

Operational and internal audit function

Since 2003, the Company has worked on establishing an operational audit function whose purpose is to improve Company performance by allowing management to better understand and manage the risks related to the Company business. This operational audit function has implemented a continuous improvement process by identifying and monitoring risks, and conducting operational audits on potential risks. An annual operational audit program is defined based on the primary potential risks identified as well as other issues that may emerge during the year. Because of the requirements of the Sarbanes-Oxley Act, it was decided to create an internal audit function which included the operational audit function. This internal audit function has been operational since January 1, 2006.

Quality and Environment

The Company has established standard procedures at a global level to improve performance through continuous improvement programs, periodic reviews and corrective or preventive methods. These measures have contributed to the success of the Quality Management System, which is certified under various applicable standards including ISO 9001 v 2000, CQM and CMMi.

The Company’s safety procedures and rules are reviewed periodically in order to maintain the highest safety standards. All Company sites comply with applicable safety rules, both for physical and logical access, and are certified by major regulatory agencies, such as the Visa and GSM Association.

Certification programs such as ISO 14001 or OHSAS 18001 enable control of issues relating to environment, health and safety. In 2005, 90% of the Company’s plants were certified to ISO 14001. The plant of Singapore is certified to OHSAS 18001, and the plant located in the United States is certified under the “Pennsylvania Safety Awards Scheme,” a Pennsylvania safety program. Health and safety systems are deployed in other plants, which designed to ensure compliance with legal requirements, prevent accidents through work safety analysis, as well as health and safety committees, which are composed of Company executives and employee representatives.

The Company has established specific programs and procedures to anticipate the Directive on the reduction of hazardous substances in order to ensure the conformity of its chip card and reader products, which allows the Company to provide products that are compliant with RoHS standards. The Company’s chip cards comply with applicable requirements. A migration program started in 2004 with respect to the Company’s card readers which will ensure their conformity before July 1, 2006.

Purchases

The Purchases Department of the Company has prepared rules applicable to personnel who purchase goods and services for the Company. The acquisition rules of the Company apply to goods and services, whether they are purchased, rented, subcontracted or subject to outsourcing, as well as to all providers of such goods and services. They cover the various stages of the acquisition and the analysis of Company needs relating to such products and services. The main stages are supply, selection, contracting and management of the supply, which are addressed in the Purchasing Business Management Manual of the Company. The internal control procedures of the Company are reinforced by the implementation of a Purchase to Pay process, allowing for better control and management of Company expenditures.

Corporate Communication Department

The Company’s Corporate Communication Department has set rules for reporting information relating to the Company. These rules provide that disclosure of material financial information to third parties may be effected only by the following persons: The Chief Executive Officer, the Chief Financial Officer and the Director of Investor Relations. These rules also address the procedure in issuing any press release (which requires, among other things, the express approval of the Chief Financial Officer, the General Counsel, and the manager of each activity sector or region).

In addition, the Company must ensure that the financial and strategic information concerning the Company are disclosed in strict compliance with Luxembourg, French and United States securities regulations to ensure full, fair, and accurate reporting of the information to the various markets. In particular, the Company has created a financial communication and investor relations department, which reports to the financial division and works in close collaboration with the communication department.

The Legal Department and the insurance//risk management group

The Legal Department of the Company reports regularly to the General Management and Audit Committees regarding the status of various lawsuits involving the Company and the risks incurred, offering assistance and legal advice. With regard to Company compliance with applicable laws and regulations, the Legal Department also manages risks through the preparation and negotiation of legal documentation. In addition, an insurance/risk management group was created within the department that analyzes risks in order to determine the kind and level of insurance that must be obtained to cover the Company’s risks appropriately.

Risk analysis

The Company monitors of its own control procedures on an ongoing basis, which includes periodic review of internal controls by members of Company management.

Each year, the Company reviews its internal control procedures for financial reporting and communication in connection with its capital markets reporting obligations. Members of the financial and legal departments conduct periodic joint meetings in order to analyze internal control procedures of the Company with regard to its financial reporting and related matters. Additionally, these departments continuously develop a framework for review of internal control procedures by the Chief Executive Officer and the Chief Financial Officer, which includes identifying issues that may create risks with regard to financial reporting.

Control activities

Control activities consist of the implementation of standards and procedures that contribute to the implementation of the general management guidelines.

Control activities include the rules, procedures and practices established in order to (i) ensure the truthfulness and accuracy in the preparation and use of financial data; (ii) ensure the enforcement of all Company rules and applicable laws; (iii) protect resources against waste, fraud and inefficiencies; and (iv) evaluate the level of compliance of all units of the Company.

All executives of the Company follow the General Management Guidelines and compliance with stated objectives is regularly assessed at all management levels. Moreover, follow-up assessments of the performance of each operational unit, ongoing informal contacts with persons responsible for such units in connection with performance reviews (budgets, financial results) and, when necessary, participation in GemCom meetings, further allow the Company to control its operations.

Fraud detection

The Company continues to implement internal control procedures that provide Company transparency and allow any employee to disclose confidentially any information that the employee believes may constitute a threat to the activities of the Company. Any such report is then analyzed by the Audit Committee, the General Counsel or another member of Company management.

Financial management

The financial management of the Company is handled by a finance department, which is managed by the Chief Financial Officer, and which consists of two components: (i) centralized functional divisions (“Corporate Controllership”, Treasury, Tax Service, Financial Communications, Strategic Financial Projects and the “Financial Excellence Program,” and (ii) divisions related to the operational units (Telecommunications, Financial Services, Identity and Security, Development Operations).

The finance department of the Company includes various sections and personnel that provide support to the entire Company. Among other things, the finance department (including the Treasury Division) analyzes the Company’s primary financial risks, in particular interest rate risk and risks relating to foreign exchange rates, and develops and implements necessary strategies for addressing them. The finance department coordinates the preparation of budgets and forecasts and determines the financial parameters and the main underlying assumptions. The finance department ensures reliable accounting and accurate financial data, in particular, by establishing the nature, scope, format and frequency of financial reporting to Company management and its divisions. In addition, the finance department establishes the guidelines for financial reporting for the Company and its departments, including accounting principles and procedures, performance indicators and consolidation processes. The Financial Department’s Tax Division develops and coordinates strategies necessary to limit risk and streamline the treatment of direct and indirect taxes.

Consolidation procedure

The Company has established rules relating to consolidation and validation of its consolidated financial data. The data are centralized by a specific consolidation software. The Business Unit managers, the regional managers, the corporate controller and the manager of consolidations identify issues relating to consolidation and designate the person in charge of resolving these issues before the end of each quarter. Subsequently, all financial results submitted by regions are reviewed and validated by corporate analysts and the controllers of the Business Units. Consolidated data analysis is conducted and approved by the consolidation manager before it is recorded. At each closing, the controllers of the Business Units, the controllers of the regions and the corporate analysts review the final results. The corporate controller also reviews the final results before presenting them to the Chief Financial Officer, and before communication to the Board of Directors and Audit Committee.

In addition to this closing process, all fully consolidated entities (also according to “equity investment” method, from 2005) are reviewed at least once per year locally by the Corporate Finance managers (see below “Review of the Balance Sheet”). Additionally, meetings of the “Accounting Steering Committee” (ASC) are scheduled each month to prepare and communicate new accounting practices.

Financial Reporting

Each month, the Chief Financial Officer and the members of GemCom receive a statement of income, the balance sheet and cash statement of the Company. They also receive provisional quarterly financial statements.

Cash Reporting

Each month, a report detailing key information relating to cash flow is sent to the Chairman of the Board of the Directors of Gemplus International SA, to the Chief Executive Officer and to the Chief Financial Officer of the Company.

Each quarter, the Audit Committee receives an outline of the aforementioned monthly report, including a summary of relevant information relating to cash flow and a detailed statement of credit counterpart risks related to cash investments and foreign exchange hedging. The Chief Financial Officer receives monthly reports detailing counterpart risks related to the Company’s customers, the established and potential impacts on the statements of income and the Company’s need for working capital. An analysis of the Company’s need for working capital is provided quarterly to the members of GemCom. Finally, exchange risk hedging is reviewed annually by the Audit Committee.

Accounting information and communication systems

The accounting information and communications systems identify, reproduce and exchange data and information in a format and under terms designed to allow Company personnel to successfully implement their tasks.

The methods applied in accounting include methods designed to identify, record, consolidate, analyze, classify and report on Company operations. In addition, the Company has communication systems designed to transmit information internally and externally (i.e., to market regulators, shareholders, and customers).

With regard to computer systems, the Company has implemented technologies that allow the creation and maintenance of accurate records regarding its transactions and operations and the sales of its products. These systems also allow the Company to prepare financial statements and to prevent fraud or detect it quickly. These systems include software that covers functions related to production, finance and logistics and which are installed at all important Company sites. The Company also has implemented systems for processing specific information related to its production activities, which enables its personnel to analyze and share information over great distances, and schedule, create and share reports. The Company has many other computer systems for data processing, as well as specific software for financial and accounting consolidation.

Control systems related to accounting and financial data

The general management of the Company regularly reviews the quality of its financial information and reporting. These procedures include:

Balance sheet review (regular reviews of the balance sheet of each subsidiary)

Throughout the year, the members of the “Corporate Finance” division travel to fully consolidated entities (according to the equity investment method starting 2005) of the Company, and analyze the financial statements prepared for consolidation. The reviews conducted by the Corporate Finance division include: (i) evaluating compliance with Company and generally accepted accounting principles (including the accuracy of the financial statements); (ii) transmitting financial information concerning these sites to management; (iii) establishing procedures, if needed, to correct deficiencies, and (iv) implementing, if necessary, a traceability system to ensure that each corrective action is completed.

Off-balance sheet commitments

The Company has established the rule that it will systematically attempt to include all liabilities and commitments of its Business Units, regions or entities as applicable, in its financial statements. The Company does not engage in deconsolidation transactions in order to transfer assets, liabilities or commitments off balance sheet.

Presentation of expenses by functions on the income statement

The Company separately discloses expenses relating to research and development, marketing and overhead, and administration, which is one of the objectives of the Management Reporting Steering Committee, where all functions of the finance department are represented, and whose responsibilities include developing, updating and implementing rules applicable to the Company’s internal reporting and presenting the statement of income.

Long term asset depreciation

The Corporate Finance division, as well as the finance employees working in each operational unit, examine, on the time of closing of financial statements, the events or changes in circumstances liable to lead to long-term asset depreciation, including, in particular, tangible assets, licenses and deferred development expenses. Provisions for depreciation are stated in accordance with the rules established by the Company.

Rules for approval of industrial investment expenses

The Company has special procedures and rules for the approval of industrial investment expenses. Above a certain amount, the approval of the Board of Directors of Gemplus International SA is required. A presentation of the proposed investment expense is made to the Board as part of the review process. All material information is presented, including the reasons for the investment, the planning of the investment project, the risks, the opportunity and consequences, and a business plan and analysis.

Self-evaluation and control

Self-evaluation and control provide an overview of the Company’s control system performance. It is fundamental for any department to supervise its control systems in order to be able to determine whether Company operations are properly conducted and whether they adapt to changes when necessary. The evaluation process is conducted by the Department of Human Resources addresses this objective by assessing the quality and performance of management. According to the rules established by the Department of Human Resources, each Company manager must be evaluated annually. The completion of the evaluation is a condition to any potential pay increase.

Certification under the Sarbanes-Oxley Act

As part of the annual report (Form 20-F), filed with the SEC, and according to the requirements of the Sarbanes-Oxley Act of 2002, the Chief Executive Officer and the Chief Financial Officer of the Company have assessed the effectiveness of the Company’s information disclosure controls and procedures as of June 30, 2004.

As part of the provisions introduced by section 404 of the Sarbanes-Oxley Act, the Company is about to carry out an assessment of its internal control procedures relating to financial information. Accordingly, the Company has developed a specific analysis program (“Project SOX”). The program started in October 2004. The Chief Executive Officer and Chief Financial Officer of the Company are the sponsors of Project SOX and supervise an executive coordination committee composed of three senior executives and three other executives. The program is managed day-to-day by a full-time employee. In addition to efforts of Company employees in achieving compliance with the Sarbanes-Oxley Act, the Company has also retained a consulting company to assist in implementing the program.

4.15.  employees

4.15.1.  Employee growth

As of December 31, 2005, 2004 and 2003, the Company had 6,347, 5,476, and 5,037 employees, respectively.

	As of December 31
	2005	2004	2003

Number of employees	6,347	5,476	5,037
Category of activity:
Manufacturing	3,837	3,261	2,892
Research and Development	728	608	557
Sales and Marketing	837	705	694
Services	242	286	277
General and Administrative	703	616	617
Geographic location:
France	1,727	1,701	1,702
Rest of Europe, Middle East and Africa	1,455	1,056	1,049
Asia	1,682	1,673	1,603
Americas	1,483	1,046	683

In the second quarter of 2001, the Company implemented the first of three restructuring and rationalization programs. The second and third programs were announced in the first and fourth quarter of 2002, respectively. The primary objective of the restructuring and worldwide rationalization programs was to reduce operating costs by consolidating, eliminating and/or downsizing existing operating locations, i.e., manufacturing plants and sales offices. All actions related to the restructuring were completed as of 2005, with the closing of the sales and administration offices in Belgium (Zaventem) and the Netherlands (Capelle).

During May 2003, some of the employees of Gemplus SA in France (mainly manufacturing workers) engaged in a strike for approximately one week. The Company believes its relations with these employees have stabilized and improved since that time. On May 15, 2003, Gemplus SA entered into an agreement with certain labor unions representing some members of its workforce in France that amended and replaced a previous agreement dated April 15, 2003, and that provides for a period of three years for minimum production volumes in the manufacturing facilities of Gemplus SA located in Gémenos and La Ciotat, France, on condition of such facilities meeting certain productivity criteria. The agreement also provides for maintaining certain marketing, research and development, new product introduction and related administrative functions in the Gémenos and La Ciotat areas. Effective February 1, 2004, this agreement was amended primarily to provide greater flexibility regarding the methods of maintaining production volumes while continuing to further the objective of maintaining employment levels in manufacturing at the Gémenos and La Ciotat sites.

Under French law, all employers of more than 20 employees in France are required to implement a 35-hour workweek. In February 1999, the Company entered into an agreement to implement the 35-hour workweek mandated by French law. Under this agreement, employees could work more than 35 hours in some weeks, but in exchange were required to reduce the number of hours worked in other weeks to ensure that they did not work more than 35 hours per week on an annual basis. This agreement was modified in the beginning of 2002. Under the new agreement, the number of hours worked during the week has not been modified (i.e., employees can work 40 hours a week), but the employees are entitled to 22 additional paid days off a year, most of which must be taken on dates determined by management. Although the workweek is shorter on average and the Company has not reduced salaries, the agreement allows the Company greater flexibility than before to organize the use of employee time. The Company believes this added flexibility partly compensates for the reduction in hours, and that the mandated 35-hour week should not have a material adverse effect on its operations or financial condition.

Occasionally, the Company uses temporary workers in order to increase its short-term production capacity, when necessary. In 2005, the Company used few auxiliary personnel in addition to full time employees.

4.15.2.  Profit sharing and stock options

4.15.2.1.  Profit sharing and options of directors and executives

4.15.2.1.1.  Participation in the capital of the directors and executives

As of March 31, 2006, the Company’s directors and executives hold shares representing 0.37% of the capital and 0.37% of the voting rights of the Company, allocated as follows:

Member of the Board of Directors and Officers	Percentage of Outstanding Shares	Percentage of Voting Rights

Dominique Vignon	—	—
David Bonderman	—	—
Alex Mandl	0.079%	0.079%
Michel Akkermans	0.031%	0.031%
Geoffrey Fink	0.005%	0.005%
Johannes Fritz	0.01%	0.01%
Kurt Hellström	—	—
Werner K. Koepf	0.003%	0.003%
Peter Kraljic	—	—
Daniel Le Gal (Holds 10 shares)	—	—
John Ormerod	0.002%	0.002%
Executives	0.25%	0.25%

TOTAL	0.37%	0.37%

4.15.2.1.2.  Stock options for directors and executives

On November 10, 2000, the shareholders authorized the Board of Directors to increase the Company’s share capital and issue up to 60 million shares to the directors and executive officers of the Company (including subsidiaries and affiliates) in the form of stock options or, except in the case of directors, in the form of free shares (see paragraph 4.19.1.1 (iv) below).

The Board of Directors may issue these stock options and free shares from time to time at its discretion to the directors and executive officers over a period of 5 years from the publication date of the shareholder resolution and in accordance with Luxembourg law. These stock options are allocated and managed by the Compensation Committee and follow the conditions of the stock plan adopted on December 10, 2002 by the Compensation Committee (by delegation of the Board of Directors of the Company). This plan contains conditions similar to those of the plan mentioned in paragraph 4.15.2.3.1 below, unless otherwise determined by the Compensation Committee.

As of December 31, 2005, 31,738,300 such stock options were outstanding.

On April 17, 2002, the board of directors approved a plan whereby members of senior management were offered the opportunity to waive and cancel 0%, 50% or 100% of the stock options previously granted between July, 2000 and December 31, 2001 and receive newly issued options. This plan was launched on May 23, 2002. On June 5, 2002, 250,000 options were cancelled according to the instructions of the holders. On December 10, 2002, 250,000 new options were granted, of which 187,500 were outstanding as of December 31, 2005. The new exercise price was 1.13 euro, corresponding to the stock exchange price of the Company’s shares on the date of allocation of the new options. The new options vest over a period of 3.5 years subject to the following schedule: 25% vested after 6 months from the date of grant, 25% vest after 1.5 years from the date of grant, 25% vest after 2.5 years from the date of grant, and 25% vest after 3.5 years from the date of grant.

On May 23, 2005, the Board of Directors of the Company resolved to grant stock options as part of the authorization given by the Company’s shareholders mentioned above. Under this arrangement, the Board of Directors decided, to issue options for 5,524,140 shares to certain senior managers for 2005, subject to substantially the same vesting conditions and other terms as the Company’s existing stock plans.

The board of directors also decided under this arrangement to issue options for 6,000,000 shares to certain senior executives, excluding the Company’s CEO, with vesting linked to the Company’s share price performance and at an exercise price of €2. These more stringent vesting conditions for the options for senior executives are generally as follows: 100% of the options will vest if the share price reaches €4 as an average for a consecutive 90 day period before the end of the first quarter of 2008; 80% of the options will vest if the share price reaches €3.5 as an average for a consecutive 90 day period before the end of the first quarter of 2008; 40% of the options will vest if the share price reaches €3 as an average for a consecutive 90 day period before the end of the first quarter of 2008; and none of the options will vest if the share price does not reach €3 as an average for a consecutive 90 day period before the end of the first quarter of 2008. The board of directors has resolved to issue these stock options and has delegated the implementation of the plan to the Compensation Committee and the Stock Administration Committee.

Stock options granted to directors and officers of the company:

	Number of Stock
	Options Granted	Number of Stock
	and not Exercised	Options Exercisable	Aggregate Number
	as of	as of	of Shares That	Expiration
	December 31, 2005	December 31, 2005	May be Issued	Date	Exercise Price
					(In euros)

David Bonderman	10,000	10,000	10,000	04/28/2013	0.96
Alex Mandl	8,000,000	6,000,000	8,000,000	08/28/2012	0.84
	4,000,000	3,000,000	4,000,000	08/28/2012	2.25
Dominique Vignon	1,000,000	750,000	1,000,000	13/07/2012	1.424
Peter Kraljic	10,000	10,000	10,000	04/28/2013	0.96
Daniel Le Gal	10,000	10,000	10,000	04/28/2013	0.96
William S. Price III	10,000	10,000	10,000	04/28/2013	0.96
Johannes Fritz	10,000	10,000	10,000	04/28/2013	0.96

4.15.2.2.  Agreement establishing a participation of the employees in the capital of Gemplus

4.15.2.2.1.  Profit sharing and participation contracts

The Company does not have any profit sharing plan for the personnel other than the stock option plans. When local law requires, profit sharing systems are implemented for the Company’s subsidiaries. The plans established for Gemplus SA are described below.

4.15.2.2.2.  Participation agreement

The companies Gemplus SA and Gemplus Trading (and, until their absorption by Gemplus SA in 2003, Gemplus Electronics, Gemplus Telematics, Gemplus Support, Gemplus Development and Gemplus Europe Services) are parties to a group participation agreement effective beginning in the fiscal year ended December 31, 1999. When the companies that are parties to the agreement achieve profits in excess of 5% of their equity capital, they distribute to their employees a profit sharing reserve calculated based on the result for the year. The sums paid as profit sharing are allocated to the Company savings plan and held for five years. No amount was paid for 2005.

4.15.2.2.3.  Profit sharing agreement

A three-year profit sharing agreement was executed between the French subsidiaries cited above, effective as of the fiscal year ended December 31, 1999. Beneficiary employees can receive a share of profits each year or allocate all or part of their profit sharing to the Company savings plan, which is held for five years. A new three-year profit sharing agreement was executed on June 28, 2002 by the French subsidiaries, effective fiscal year ended December 31, 2002. A new three-year profit sharing agreement was executed in November 2005 by the French subsidiaries and will be applied for the first time to the fiscal year ended December 31, 2006.

4.15.2.2.4.  Gemplus savings plan

A group Company savings plan (PEG) was established by the French subsidiaries mentioned above. The employees of member companies may enroll in the PEG, provided they have 6 months seniority. The PEG may receive the following amounts: participation payments, profit sharing payments, and matching payments from the Company.

4.15.2.3.  Stock Option Plan

4.15.2.3.1.  Plan adopted on July 27, 2000

On July 27, 2000, the Company adopted a stock option plan that provides for the grant of stock options to its employees. The term of the options granted under the plan is determined by the notice of grant, and will not exceed ten years from the date of the grant of the option. Pursuant to an authorization of the shareholders during an extraordinary general meeting held on April 29, 2003, options may be granted under the current plan until May 31, 2006. The stock option plan is managed by the Stock Administration Committee. The Committee establishes the list of option grantees, the number of shares that may be subscribed for each option, the exercise price, the vesting period, as well as the conditions under which the options may be exercised.

Unless otherwise decided by the Stock Administration Committee, the plan provides that the options vest over a four-year period, and one quarter may be exercised on each anniversary of the grant date of the options. The duration of the term for the exercise period or the vesting period for these options may vary, however, according to the beneficiary, based on applicable local laws. Thus, in France, the shares arising from options exercised cannot be transferred before the expiration of a term of four years. Additionally, these terms may be modified in the event of a change in applicable local laws.

The plan provides that the exercise price of the options is equal to 100% of the market value of the Company shares on the grant date of the options, barring derogation pursuant to applicable local laws.

As of December 31, 2005, 30,590,503 options, each having a right to subscribe for one share of the Company, were outstanding pursuant to the plan adopted on July 27, 2000.

On April 17, 2002, the Board of Directors of the Company approved a plan under which the employees of the Company were offered the possibility to waive or cancel 0%, 50% or 100% of the options allocated to them under the pans adopted between July 2000 and December 31, 2001 and to receive new options in exchange, issued at a new exercise price. This program was launched on May 23, 2002. On June 5, 2002, 16,856,162 options were cancelled according to the instructions of the beneficiaries. On December 10, 2002, 16,432,177 new subscription options were allocated at an exercise price of €1.13, corresponding to the stock exchange price of the Company’s shares on the date of allocation of the new options. In Great Britain, this allocation took place on July 22, 2003 at an exercise price of €1.24 and concerning 351,907 options. Thus, the employees were able to enjoy a favorable tax status approved by Inland Revenue. The new options allocated under this plan may be exercised over a period of three and a half years under the following conditions: 25% may be exercised six months after the allocation date, 25% after a year and a half, 25% two and a half years after the allocation date and 25% after three and a half years (according to certain specific provisions pursuant to local laws). Out of the 17,034,084 subscription options allocated in total on December 10, 2002 and July 22, 2003, 11,012,039 subscription options were outstanding at December 31, 2005.

The following table sets forth information with respect to (i) stock options granted to the ten employees of Gemplus group who received the largest number of stock options in 2005, and (ii) the exercise of stock options by the ten employees who, by exercising their stock options of Gemplus International SA or Gemplus SA acquired the largest number of shares in 2005:

Weighted Average
	Total Number of	Exercise Price of
	Options Granted or	the Options Granted
	Shares Subscribed	or Shares
	or Acquired	Subscribed or Acquired	Stock Option Plan
(In €)

Options for shares in Gemplus International SA granted in 2005 to the ten employees who received the largest number of stock options	6,700,000	1.99	Plans adopted on November 10, 2000 and June 30, 2005

		Weighted Average
	Total Number of	Exercise Price of
	Options Granted or	the Options Granted
	Shares Subscribed	or Shares
	or Acquired	Subscribed or Acquired	Stock Option Plan
		(In €)

Options for shares in Gemplus International SA exercised in 2005 by the ten employees who, by exercising stock options, acquired the largest number of shares	691,875	1.36	Plans adopted on July 27 and November 10, 2000 and Rollover plan adopted on December 10, 2002
Options for shares in Gemplus SA exercised in 2005 by the ten employees who, by exercising stock options, acquired the largest number of shares	5,205	1.56	Plans adopted on December 17, 1997 and July 22, 1998

The following table sets forth stock options of the Company allocated and not exercised as of December 31, 2005:

Stock options granted to employees

Date of Meeting	June 21, 2000
	Plan of July 27, 2000
Grant Date	07/27/2000(1)	12/08/2000(2)	02/20/2001	06/13/2001	06/13/2001	07/24/2001	09/14/2001	10/22/2001	12/03/2001	12/03/2001	01/31/2002	01/31/2002
	Stock	Stock	Stock	Stock	Stock	Stock	Stock	Stock	Stock	Stock	Stock	Stock
	Options	Options	Options	Options	Options	Options	Options	Options	Options	Options	Options	Options
	Granted to	Granted to	Granted to	Granted to	Granted to	Granted to	Granted to	Granted to	Granted to	Granted to	Granted to	Granted to
	Employees	Employees	Employees	Employees	Employees	Employees	Employees	Employees	Employees	Employees	Employees	Employees

Number of stock options granted	22,587,500	18,303,869	375,784	1,515,558	263,400	85,000	1,078,200	139,380	110,000	50,000	140,200	552,100
Total number of shares that may be issued	22,587,500	18,303,869	375,784	1,515,558	263,400	85,000	1,078,200	139,380	110,000	50,000	140,200	552,100
Number of grantees	1,209	4,615	20	433	10	4	35	8	4	1	2	17
Exercise start date	07/27/2001	12/08/2001	02/20/2002	06/13/2002	06/13/2002	07/24/2002	09/14/2001	10/22/2001	12/03/2002	12/03/2002	01/31/2003	01/31/2003
Expiration date	07/26/2010	12/07/2010	02/19/2011	06/12/2011	06/12/2011	07/23/2011	09/13/2011	10/21/2011	12/02/2011	12/02/2011	01/30/2012	01/30/2012
Exercise price (in euros)	3.51	6.00	7.96	3.79	4.14	2.80	2.90	2.87	3.17	3.18	2.60	2.68
Vesting schedule	Vest by quarter on each anniversary date of the grant	Vest by quarter on each anniversary date of the grant	Vest by quarter on each anniversary date of the grant	Vest by quarter on each anniversary date of the grant	Vest by quarter on each anniversary date of the grant	Vest by quarter on each anniversary date of the grant	Vest by quarter on each anniversary date of the grant	Vest by quarter on each anniversary date of the grant	Vest by quarter on each anniversary date of the grant	Vest by quarter on each anniversary date of the grant	Vest by quarter on each anniversary date of the grant	Vest by quarter on each anniversary date of the grant
Number shares issued during the year ended December 31, 2005	0	0	0	0	0	0	0	0	0	0	0	0
Number of shares issued as of December 31, 2005	0	0	0	0	0	0	0	0	0	0	0	0
Number of stock options canceled during the year ended December 31, 2005	7,814	208,092	0	8,825	7,050	0	1,113	36,720	0	0	0	107,525
Number of outstanding stock options	5,483,500	1,711,476	0	301,213	4,650	0	376,400	15,500	35,000	50,000	74,200	235,900

(1)	500,000 stock options at an exercise price of €3.506 were counted by error in 2000 in the plan of July 27, 2000. These options were reclassified in the options plan allocated to directors and executives.

(2)	1,124,732 options granted to British employees had to be cancelled because their allocation was subject to the authorization of the Inland Revenue. They were replaced by 1,515,558 options allocated on June 13, 2001 at an exercise price of €3.79.

Date of Meeting	June 21, 2000
				Plan of December 10, 2002
	Plan of July 27, 2000			(Rollover)		Plan of July 27, 2000
Grant Date	07/29/2002	07/29/2002	12/10/2002	12/10/2002(3)(4)	07/22/2003(4)	06/02/2003	07/10/2003	10/01/2003	10/01/2003	10/01/2003	04/21/2004	11/03/2004
	Stock	Stock	Stock	Stock	Stock	Stock	Stock	Stock	Stock	Stock	Stock	Stock
	Options	Options	Options	Options	Options	Options	Options	Options	Options	Options	Options	Options
	Granted to	Granted to	Granted to	Granted to	Granted to	Granted to	Granted to	Granted to	Granted to	Granted to	Granted to	Granted to
	Employees	Employees	Employees	Employees	Employees	Employees	Employees	Employees	Employees	Employees	Employees	Employees

Number of options granted	140,000	165,000	98,000	16,432,177	351,907	90,000	200,000	6,485,000	40,000	4,975,000	100,000	550,000
Total number of shares that may be issued	140,000	165,000	98,000	16,432,177	351,907	90,000	200,000	6,485,000	40,000	4,975,000	100,000	550,000
Number of grantees	2	5	3	3,190	130	2	2	139	1	114	1	5
Exercise start date	07/29/2003	07/29/2003	12/10/2003	06/10/2003	01/22/2004	06/02/2004	07/10/2004	10/01/2004	10/01/2004	10/01/2004	04/21/2005	11/03/2005
Expiration date	07/28/2012	07/28/2012	12/09/2012	12/09/2012	07/21/2012	06/01/2013	07/09/2013	09/30/2013	09/30/2013	09/30/2013	04/20/2014	11/02/2014
Exercise price (in euros)	1.14	1.28	1.13	1.13	1.24	1.28	1.25	1.52	1.49	1.46	1.82	1.66
Vesting schedule	Vest by quarter on each anniversary date of the grant	Vest by quarter on each anniversary date of the grant	Vest by quarter on each anniversary date of the grant	Vest by quarter, 6 months, 1.5 years, 2.5 years and 3.5 after the date of the grant	Vest by quarter 6 months, 1.5 years, 2.5 years and 3.5 after the date of the grant	Vest by quarter on each anniversary date of the grant	Vest by quarter on each anniversary date of the grant	Vest by quarter on each anniversary date of the grant	Vest by quarter on each anniversary date of the grant	Vest by quarter on each anniversary date of the grant	Vest by quarter on each anniversary date of the grant	Vest by quarter on each anniversary date of the grant
Number of shares issued during the year ended December 31, 2005	60,000	22,750	0	896,277	1,349	0	0	0	0	207,500	0	0
Number of stock options exercised as of December 31, 2005	60,000	22,750	0	1,149,321	1,349	0	0	0	0	207,500	0	0
Number of shares issued during the year ended December 31, 2005	0	0	5,000	986,179	8,326	52,500	0	248,750	0	486,875	0	0
Number of outstanding stock options	20,000	113,250	93,000	10,764,164	247,785	20,000	200,000	6,116,250	40,000	4,038,125	100,000	550,000

(3)	These options were issued as part of the rollover plan. See paragraphs 4.15.2.1.2 and 4.15.2.3.1.

(4)	351,907 options granted to British employees were cancelled because their allocation was subject to the authorization of the Inland Revenue. They were replaced by 351,907 options allocated on July 22, 2003 at an exercise price of €1.24.

Stock options granted to directors and executives:

Date of Meeting	June 21, 2000				November 10, 2000
												Plan of December 10,
												2002
	Plan of July 27, 2000				Plan of November 10, 2000							(Rollover)
Grant Date	07/27/2000(1)	10/12/2000	11/01/2000	11/01/2000	12/08/2000	06/13/2001	07/14/2002	07/14/2002	08/29/2002	08/29/2002	12/10/2002	12/10/2002(4)
	Stock	Stock	Stock	Stock	Stock	Stock	Stock	Stock	Stock	Stock	Stock	Stock
	Options	Options	Options	Options	Options	Options	Options	Options	Options	Options	Options	Options
	Granted to	Granted to	Granted to	Granted to	Granted to	Granted to	Granted to	Granted to	Granted to	Granted to	Granted to	Granted to
	Directors and	Directors and	Directors and	Directors and	Directors and	Directors and	Directors and	Directors and	Directors and	Directors and	Directors and	Directors and
	Executives(3)	Executives(3)	Executives(3)	Executives(3)	Executives(3)	Executives(3)	Executives(3)	Executives(3)	Executives(3)	Executives(3)	Executives(3)	Executives(3)

Number of stock options granted	4,050,000	1,500,000	9,500,000	9,500,000	1,500,000	60,000	1,000,000	160,000	8,000,000	4,000,000	100,000	250,000
Total number of shares that may be issued	4,050,000	1,500,000	9,500,000	9,500,000	1,500,000	60,000	1,000,000	160,000	8,000,000	4,000,000	100,000	250,000
Number of grantees	7	1	1	2	2	1	1	1	1	1	1	1
Exercise start date	07/27/2001	10/12/2001	11/01/2001	11/01/2001	12/08/2001	06/13/2002	07/14/2003	07/14/2002	08/29/2003	08/29/2003	12/10/2003	12/10/2003
Expiration date	07/26/2010	10/09/2012	10/31/2010	10/31/2010	12/07/2010	06/12/2011	07/13/2012	07/13/2012	08/28/2012	08/28/2012	12/09/2012	12/09/2012
Exercise price (en
euros)	3.51	6.00	6.00	4.80	6.00	3.79	1.42	1.31	0.84	2.25	1.13	1.13
Vesting schedule	Vest by quarter on each anniversary date of the grant	Vest by quarter on each anniversary date of the grant	Vest by quarter on each anniversary date of the grant	Vest by quarter on each anniversary date of the grant	Vest by quarter on each anniversary date of the grant	Vest by quarter on each anniversary date of the grant	Vest by quarter on each anniversary date of the grant	Vest by quarter on each anniversary date of the grant	Vest by quarter on each anniversary date of the grant	Vest by quarter on each anniversary date of the grant	Vest by quarter on each anniversary date of the grant	Vest by quarter on each anniversary date of the grant
Number of shares issued during the year ended December 31, 2005	0	0	0	0	0	0	0	160,000	0	0	0	0
Number of shares issued as of December 31, 2005	0	0	0	0	0	0	0	160,000	0	0	0	0
Number of stock options canceled during the year ended December 31, 2005	362,500	0	0	0	0	0	0	0	0	0	0	0
Number of outstanding stock options	750,000	0	0	0	0	0	1,000,000	0	8,000,000	4,000,000	100,000	187,500

(1)	500 000 stock options at an exercise price of €3.506 were counted by error in 2000 in the plan of July 27, 2000. These options were reclassified in the options plan allocated to directors and executives.¶
(3)	To date, these options have been granted to 132 persons.
(4)	These options were issued as part of the rollover plan. See paragraphs 4.15.2.1.2 and 4.15.2.3.1.

Date of Meeting	November 10, 2000
										2005 Performance		2005 Performance
	Plan of December 10, 2002								2005 Reserve Plan	Plan	2005 Reserve Plan	Plan	2005 Reserve Plan
Grant Date	04/29/2003	08/14/2003	08/14/2003	04/21/2004	04/21/2004	04/21/2004	06/01/2004	04/18/2005	05/23/2005	05/23/2005	05/27/2005	08/25/2005	08/26/2005
	Stock	Stock	Stock	Stock	Stock	Stock	Stock	Stock	Stock	Stock	Stock	Stock	Stock
	Options	Options	Options	Options	Options	Options	Options	Options	Options	Options	Options	Options	Options
	Granted to	Granted to	Granted to	Granted to	Granted to	Granted to	Granted To	Granted to	Granted to	Granted to	Granted to	Granted to	Granted to
	Directors and	Directors and	Directors and	Directors and	Directors and	Directors and	Directors and	Directors and	Directors and	Directors and	Directors and	Directors and	Directors and
	Executives(3)	Executives(3)	Executives(3)	Executives(3)	Executives(3)	Executives(3)	Executives(3)	Executives(3)	Executives(3)	Executives(3)	Executives(3)	Executives(3)	Executives(3)

Number of stock options granted	100,000	2,230,000	2,000,000	150,000	400,000	1,000,000	1,000,000	400,000	1,470,000	6,000,000	4,054,140	39,000	400,000

Total number of shares that may be issued	100,000	2,230,000	2,000,000	150,000	400,000	1,000,000	1,000,000	400,000	1,470,000	6,000,000	4,054,140	39,000	400,000

Number of grantees	10	7	2	1	2	1	1	1	7	8	69	1	2

Exercise start date	04/27/2004	08/14/2004	08/14/2004	04/21/2005	04/21/2005	04/21/2005	06/01/2005	04/18/2006	05/23/2006	03/31/2008	05/27/2006	08/25/2006	08/26/2006

Expiration date	04/28/2013	08/13/2013	08/13/2013	04/20/2014	04/20/2014	04/20/2014	05/31/2014	04/17/2015	05/22/2015	05/22/2015	05/26/2015	08/24/2015	08/25/2015

Exercise price (in euros)	0.96	1.23	0.83	1.82	1.45	1.79	1.58	1.82	1.73	2.00	1.77	1.99	2.02

Vesting schedule	Vest in its entirety as of 04/29/2004	Vest by quarter on each anniversary date of the grant	Vest by quarter on each anniversary date of the grant	Vest by quarter on each anniversary date of the grant	Vest by quarter on each anniversary date of the grant	Vest by quarter on each anniversary date of the grant	Vest by quarter on each anniversary date of the grant	Vest by quarter on each anniversary date of the grant	Vest by quarter on each anniversary date of the grant	Vest based on stock performance *	Vest by quarter on each anniversary date of the grant	Vest by quarter on each anniversary date of the grant	Vest by quarter on each anniversary date of the grant

Number of shares issued during the year ended December 31, 2005	10,000	240,000	0	0	0	0	0	0	0	0	0	0	0

Number of shares issued as of December 31, 2005	10,000	240,000	0	0	0	0	0	0	0	0	0	0	0

Number of stock options canceled during the year ended December 31, 2005	20,000	290,000	0	0	0	0	0	0	105,000	750,000	107,340	0	0

Number of outstanding stock options	50,000	1,700,000	2,000,000	150,000	400,000	1,000,000	1,000,000	400,000	1,365,000	5,250,000	3,946,800	39,000	400,000

(3)	To date, these options have been granted to 132 persons.¶
*	Details regarding the terms and conditions of exercise of these options are set forth in paragraph 4.15.2.1.2.

As of December 31, 2005, the potential dilution corresponding to the issue of these shares was 9.00%.

4.15.2.3.2.  Stock option plans of Gemplus S.A

Stock option plans were previously set up by Gemplus SA. The table below summarizes the characteristics of these plans as of December 31, 2005:

Grant Date	December 31, 1997	July 22, 1998	December 17, 1997	April 22, 1999	April 22, 1999

Total number of shares that may be subscribed	187,000		400,000	550,000
Number of options granted(1)	92,466	42,128	384,912	454,750	49,945
Number of options granted and not yet exercised as of December 31, 2005		5,003(4)	57,034	250,633	11,275
Number of options that may be exercised as of December 31, 2005		0	57,034	250,633	11,275
Number of beneficiaries	84	29	229	395	91
Number of options exercised in 2005	5,278(5)	285	5,650	0	0
Expiration date of the plan	December 31,2004	July 22, 2005	December 16, 2007	April 21, 2009	April 21, 2009
Unit subscription price (in euros)	67.69	76.22	85.37	114.34	175.32(2)
Vesting schedule			25% per year starting from the grant of the options	French plan: by thirds Other countries: 25% per year from the grant of the options	French plan: by thirds Other countries: 25% per year from the grant of the options
Exercise schedule	By thirds Depending on the rights acquired except in France: two years from the grant of the options (3)	By thirds Depending on the rights acquired except in France: two years from the grant of the options (3)	According to the acquisition calendar of these rights	Depending on the rights acquired except in France: two years from the grant of the options (3)	Depending on the rights acquired except in France: two years from the grant of the options (3)
Transfer restrictions	French plan: held for 5 years from grant date	French plan: held for 5 years from grant date		French plan: held for 5 years from grant date	French plan: held for 5 years from grant date

(1)	Options not exercised are forfeited by the initial beneficiary and reallocated to new beneficiaries pursuant to the authorization of the shareholders at the extraordinary general meeting that authorized the issuance of these options.

(2)	As of April 19, 2000.

(3)	As of such date, the beneficiary may exercise two thirds of the options granted.

(4)	Options exercised but not yet recorded in the capital increase as of December 31, 2005.

(5)	Options exercised in 2004 but recorded in 2005.

If all stock options issued by Gemplus SA and not yet exercised as of December 31, 2005 were exercised or exchanged against Company stock options, and if such options exchanged were exercised, and if all shares so issued were contributed to the Company, the beneficiaries would own 16,197,250 shares of the Company.

Holders of shares and stock options of Gemplus SA may contribute their Gemplus SA shares (arising, if applicable, from the exercise of their stock options) to the Company in exchange for shares. In addition, certain employees of Gemplus, SA have, in the past, elected to receive options to subscribe shares of the Company in exchange for their options of Gemplus SA. As of December 31, 2005, 2,171,250 options resulting from this conversion of Gemplus SA options into Company options were outstanding, this number being included in the 16,197,250 share total cited above.

Alternatively, beneficiaries of stock subscription or purchased options, depending on the country in which they issued, of Gemplus SA, may either contribute their Gemplus SA share(s) to the Company after exercising the corresponding options, or receive Company stock options in exchange for their Gemplus SA options. The exchange ratio is 50 new Company shares for one Gemplus SA share and/or 50 Company stock options for one Gemplus S.A option. If all Gemplus SA shares were contributed to the Company, and if all Gemplus S.A. subscription or purchased options were either exercised and the resulting Gemplus SA shares contributed to the Company or converted by their holders into Company stock options, and these were exercised, as of December 31, 2005, these transactions would lead to the issuance of 15,468,800 Company shares. Certain employees of Gemplus SA chose to receive Company stock subscription options in exchange for their Gemplus SA options. At December 31, 2005, 2,171,250 options resulting from such conversion of Gemplus SA options into Company options were outstanding.

4.15.2.3.3.  Impact of options and warrants on the capital stock of Gemplus

The following table describes the dilutive effect of exercised stock options and warrants on the capital stock of the Company, as of December 31, 2005:

	Before Dilution					After Dilution

			Shares to be Issued
			in Exchange for
	Number of Gemplus		Contributed Gemplus		Other Shares to be	Number of Gemplus
Shareholders	Shares	%	S.A Shares(2)		Issued	Shares	%

Daniel Le Gal	0	0.00			3,369,600	3,369,600	0.47
Quandt Family Entities(1)	115,508,200	18.32				115,508,200	16.25
TPG Giant LLC	76,074,300	12.07				76,074,300	10.70
TPG Partners III LP	59,350,150	9.41				59,350,150	8.35
T3 Partners	23,881,150	3.79				23,881,150	3.36
Total Texas Pacific Group	159,305,600	25.27				159,305,600	22.41
Brunei Investment Agency	15,750,000	2.50				15,750,000	2.21
Dassault Group(1)	31,990,066	5.07				31,990,066	4.50
Treasury shares(4)	761,465	0.12	181,250
Employees and former employees	3,661,898	0.58	330,450			3,992,348	0.56
Public(1)	303,392,050	48.14				303,392,050	42.67
Gemplus S.A options(3)					12,827,650	12,827,650	1.80
Gemplus options					62,328,803	62,328,803	8.77
Heidrick & Struggles Bons stock warrants					2,561,973	2,561,973	0.36

Total	630,369,279	100.00	511,700(7	)(5)	81,088,026(6)	711,026,290	100.00

(1)	To the knowledge of the Company

(2)	Shares of Gemplus SA not yet contributed to the Company as of December 31, 2005 after multiplying by 50.

(3)	After multiplying the number of shares resulting from the exercise of Gemplus SA stock subscription options by 50 (the number of Company shares to be received in exchange). Certain employees of Gemplus SA chose to receive Company stock options in exchange for their Gemplus SA options. As of December 31, 2005, 2,171,250 options resulting from such conversions of Gemplus SA options into Company options were outstanding. This amount is included in the total of 12,827,650 shares identified in the table above. As of December 31, 2005, the outstanding options equivalent to rights for 16,197,250 Company shares were distributed as follows:

•	options corresponding to Class A shares of Gemplus SA (shares held by founders): 3,369,600 shares;

•	options corresponding to Class B shares of Gemplus SA (shares held by financial investors): 0 (zero) shares; and

•	options corresponding to Class C shares of Gemplus SA (shares held by employees): 12,827,650 shares.

(4)	As of December 31, 2005, the Company held 942,715 common shares, including 761,465 shares redeemed by the Company in accordance with its stock buyback program; 181,250 shares corresponding to 3,625 Gemplus SA shares held and not yet contributed to the Company in exchange for Company shares.

(5)	As of December 31, 2005, the 511,700 Gemplus SA shares (after multiplying by 50) that remain to be contributed to Gemplus International SA are distributed as follows:

•	Class A shares (shares held by founders): 0 (zero) shares;

•	Class B shares (shares held by financial investors): 0 (zero) shares; and

•	Class C shares (shares held by employees): 511,700 shares, of which 330,450 are held by employees, and 181,250 are held by the Company. The potential dilution corresponding to the issuance of these shares is 0.08%.

(6)	The potential dilution corresponding to the issuance of these shares is 11.40%.

(7)	This number includes Gemplus SA shares issued following the exercise of stock options of Gemplus SA up to December 31, 2005, but whose issuance has not yet been recorded by the Board of Directors of Gemplus SA, including 1,240,150 share contributed to Gemplus International SA in exchange for shares of Gemplus International SA.

4.16.  major shareholders

4.16.1.  Distribution of capital stock and voting rights

4.16.1.1.  Gemplus shareholders as of April 25, 2006

The following table sets forth information with respect to the holders of more than 2% of the share capital of the Company as at April 25, 2006, date of the last ordinary general shareholder’s meeting. The capital stock subscribed as of that date is divided into 631,630,771 ordinary shares with no par value.

		Percentage of
Shareholders Holding More Than 2% of the Capital	Number of Shares	Outstanding Shares

Texas Pacific Group(1)	159,305,600	25.22%
Quandt Family Entities(2)	115,508,200	18.29%
Brunei Investment Agency	7,750,000	1.23%
Nordea 1 SICAV	34,267,172	5.43%
Treasury shares	761,465	0.12%
Other nominal shareholders	5,854,287	0.93%
Other shareholders through Euroclear	308,184,047	48.78%

Total	631,630,771	100%

(1)	Texas Pacific Group is a mutual fund founded by Messrs. David Bonderman, James G. Coulter and William S. Price III, whose purpose is to seek investment opportunities through various means, including leveraged buyouts (LBOs), recapitalizations, joint ventures, restructurings, and strategic investments in listed securities. Messrs. Bonderman, Coulter and Price are the shareholders of the general partner managing the funds of Texas Pacific Group. Messrs. Bonderman, Coulter and Price waive ownership of the shares of the Company held by Texas Pacific Group. Messrs. Bonderman, Price and Fink are also directors of the Company.

(2)	M. Stefan Quandt was a member of the Board of Directors of Gemplus SA from July 1999 to February 2000, and a director of the Company from February to November 2000. On May 2, 2002, the Quandt family reorganized their holdings of Company shares. As of that date, 100 shares were held of record by Stefan Quandt and 100 shares were held of record by Johanna Quandt. In addition, 33,236,428 shares were held by Acton 1 Beteiligungs GmbH, 35,700,770 shares by Acton 2 Beteiligungs GmbH and 46,570,802 shares by Acton 3 Beteiligungs GmbH, all companies controlled by members of the Quandt family.

As of the date of the prospectus and to the knowledge of the Company, 760,506 shares are self-held and/or held by the companies controlled by it or which it is legally presumed to control.

4.16.1.2.	Change in the distribution of Gemplus capital stock

The distribution of shares among the holders of more than 2% capital stock has changed as follows since December 31, 2003:

	December 31, 2003			December 31, 2004			December 31, 2005
		% of	% of		% of	% of		% of	% of
	Number of	Capital	Voting	Number of	Capital	Voting	Number of	Capital	Voting
Shareholders	Shares	Stock	Rights(2)	Shares	Stock	Rights(2)	Shares	Stock	Rights(2)

TPG Giant LLC	76,074,300	12.59	12.62	76,074,300	12.52	12.55	76,074,300	12.07	12.08
TPG Partners III LP	59,350,150	9.83	9.85	59,350,150	9.77	9.79	59,350,150	9.41	9.43
T3 Partners	23,881,150	3.95	3.96	23,881,150	3.93	3.93	23,881,150	3.79	3.79
Total Texas Pacific Group	159,305,600	26.37	26.43	159,305,600	26.22	26.27	159,305,600	25.27	25.30
Quandt Family Entities(1)	115,508,200	19.12	19.16	115,508,200	19.02	19.05	115,508,200	18.32	18.35
Brunei Investment Agency	15,750,000	2.61	2.61	15,750,000	2.59	2.60	15,750,000	2.50	2.50
Groupe Dassault(1)	32,500,066	5.38	5.40	32,500,066	5.35	5.36	31,990,066	5.07	5.08
General Electric Capital Corporation(3)	24,093,311	3.99	4.00	(3)	(3)	(3)
Equity shares	1,290,129	0.21	—	1,261,465	0.21	—	761,465	0.12
Employees and former employees	3,565,707	0.59	0.59	3,597,422	0.59	0.60	3,661,898	0.58	0.58
Public	252,004,983	41.73	41.81	279,659,250	46.02	46.12	303,392,050	48.14	48.19
Total other shareholders	329,204,196	54.51	54.41	332,768,203	54.76	54.68	355,555,479	56.40	56.47

Total	604,017,996	100	100	607,582,003	100	100	630,369,279	100	100

(1)	To the knowledge of the Company.

(2)	The difference between the percentage of outstanding shares held and the percentage of voting rights allocated to such stock is due to the existence of equity shares.

(3)	On September 28, 2005, GE Capital Group declared to the Company that it was below the 2% ownership threshold, because it held only 8,469,663 shares, or 1.40% of the capital stock and voting rights.

To the knowledge of the Company, as of December 31, 2005, there were no other shareholders holding directly, indirectly or together more than 2% of the capital stock or voting rights of the Company. On February 2, 2006, the Company received a notice by which Nordea 1 SICAV stated that it held 34,267,172 shares, representing 5.4% of the outstanding shares and voting rights of the Company.

As of February 28, 2006, the Company had 156 shareholders registered in its share register, in addition to shares held through Euroclear. The total number of shares as of this date is divided into 449,387,773 registered shares held through Euroclear and 180,981,506 shares registered by name in the Company’s share register.

The Company ordered a list of TPIs (identifiable bearer shares) from Euroclear France in order to identify all of the bearer shareholders with financial intermediaries holding shares through Euroclear on March 22, 2006.

To the Company’s knowledge, on December 31, 2005, the directors and members of the managing boards held or were beneficiaries of 0.28% of the Company’s stock. This total does not include the shares held by the Texas Pacific Group or the Quandt family. On February 28, 2006, the Company estimates that employees and ex-employees (including all shares held by paid directors and paid members of the managing boards) of the Company held registered shares constituting 0.58% of the Company’s stock.

On February 28, 2006, 0.21% of the registered shares were held by French residents. We cannot determine the percentage of French residents holding shares through Euroclear.

There is no one from Luxembourg included in the Company’s shareholder register, although the TPI ordered on March 22, 2006 shows that on March 22, 2006, 4.20% of the Company’s shares were held by financial institutions based in Luxembourg.

4.16.2.  Different voting rights

Company shareholders do not have any different voting rights.

4.16.3.  Control

No natural person or legal entity has control of the Company, individually or in concert. To the Company’s knowledge, its shareholders are not acting in concert.

4.16.4.  Agreement on change of control

4.16.4.1.  Combination agreement between Gemplus and Axalto

On December 6, 2005, the Company (and its main shareholders: Texas Pacific Group and the Quandt family) and Axalto Holding NV signed a combination agreement setting forth the conditions for a merger of equals between the Company and Axalto in order to create Gemalto NV (the new name for Axalto following the combination) subject to the fulfillment of certain conditions, in particular, obtaining the approval of antitrust and other regulatory authorities. The parties’ objective is to create a world leader in the field of digital security.

The proposed combination was approved by the shareholders of Axalto and the Company on January 31, 2006 and February 28, 2006, respectively, and is currently awaiting the approval of competition and other regulatory authorities.

Conditions and methods of the business combination

The agreement provides for the business combination to be carried out in two stages:

•	Texas Pacific Group and the Quandt family will exchange their shares at a ratio of two Axalto shares for 25 Gemplus shares. Concurrently, the Company will pay €0.26 per share to all of its shareholders, including Texas Pacific Group and the Quandt family. The contribution and payment are both subject to the approval of the competition authorities and other regulatory authorities, as well as certain other contractual usage conditions. On February 28, 2006, the Company’s shareholders approved the distribution of reserves (issuing premium) at a rate of €0.26 per share, subject to fulfillment of a condition precedent relating to the completion of the combination with Axalto (AMF filing notice of Axalto public offer of exchange); and

•	Once the two principal shareholders in the Company have contributed their shares, Axalto will issue a public exchange offer for the Company shares using the same exchange ratio of two Axalto shares for 25 Company shares.

A balanced merger of equals

Alex Mandl, the President & CEO of Gemplus, will assume the position of Executive Chairman and Olivier Piou, the CEO of Axalto, will be the CEO of Gemalto. Mr. Mandl and Mr. Piou will jointly constitute the Office of Chairman that will be responsible for Integration, M&A, Strategy, Budgeting and the top 30 managers. Frans Spaargaren will assume the position of Chief Administrative Officer with responsibility for integration, procurement, supply chain and IT, and Charles Desmartis will be the Chief Financial Officer of Gemalto, with both reporting to Olivier Piou. The Board of Directors of the combined entity will be comprised of 11 members, 5 proposed from the current Axalto Board, 5 proposed from the current Board of Gemplus and 1 other independent member will be jointly nominated.

For additional information, please refer to paragraph 2.1.1 of the present document.

4.17.  operations with related companies

4.17.1.  Methods of approval of regulated agreements

The notion of a regulated agreement in French law does not exist under Luxembourg law, and no similar provisions are made in this respect.

However, pursuant to Article 57 of the Luxembourg law on commercial companies of August 10, 1915, all directors who have an interest in an operation that is subject to the approval of the board of directors, and which conflicts with the interests of the Company, must inform the board of directors of their interest and may not take part in the related deliberation and voting of the board.

See paragraph 4.18.2.2 — Notes on Consolidated Financial Statements — Note 38 “Related party transactions”.

4.18.  financial information on equity, financial position and income of gemplus

4.18.1.  Reports of the auditors

4.18.1.1.  Report of the auditors for the year ended December 31, 2005

To the Shareholders and Board of Directors of Gemplus International SA:

We have audited the accompanying consolidated balance sheet of Gemplus International SA and its subsidiaries (the “Group”) as of December 31, 2005 and the related consolidated statement of income, cash flows and changes in shareholders’ equity for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with International Standards on Auditing (“ISA”). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the accompanying consolidated Financial Statements present fairly , in all material respects, the financial position of the Group as of December 31, 2005, and the results of its operations and its cash flows for the year then ended in accordance with International Financial Reporting Standards (“IFRS”) as adopted by the EU.

PricewaterhouseCoopers

Luxemburg, Grand Duchy of Luxemburg
March 6, 2006

4.18.1.2.  Report of the auditors for the year ended December 31, 2004

To the Shareholders and Board of Directors of Gemplus International SA

We have audited the accompanying consolidated balance sheet of Gemplus International SA and its subsidiaries (the “Group”) as of December 31, 2004, and the related consolidated statement of income, cash flows and changes in shareholders’ equity for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with International Standards on Auditing (“ISA”). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the financial position of the Group as of December 31, 2004 and the results of its operations and its cash flows for the year then ended, in accordance with International Financial Reporting Standards.

PricewaterhouseCoopers

Luxemburg, Grand Duchy of Luxemburg
March 11, 2005

4.18.1.3.  Report of the auditors for the year ended December 31, 2003

To the Board of Directors and Shareholders

In our opinion, the accompanying balance sheets and the related consolidated statements of income, of cash flows and of changes in shareholders’ equity present fairly, in all material respects, the financial position of Gemplus International S.A. and its subsidiaries at December 31, 2003, 2002 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2003, in accordance with the International Financial Reporting Standards. These financial statements are the responsibility of the Company’s management; our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with International Standards on Auditing. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amount and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

International Financial Reporting Standards vary in certain significant respects from the accounting principles generally accepted in the United States of America. Information relating to the nature and effects of such differences is presented in Note 31 to the Consolidated Financial Statements.

PricewaterhouseCoopers

Luxembourg, Grand-Duchy of Luxembourg
Paris, France
April 2, 2004

4.18.2.  Historical financial information and financial statements

4.18.2.1.  Consolidated financial statements

Consolidated Statements of Income

	Years Ended December 31
	Notes	2005	2004	2003
	(In thousands of euros, except shares and per share amounts)

Net sales	(26)	938,875	865,034	749,203
Cost of sales		(628,967)	(594,533)	(541,947)

Gross profit		309,908	270,501	207,256

Research and development expenses	(13)	(62,269)	(62,592)	(69,223)
Selling and marketing expenses		(116,088)	(101,493)	(100,181)
General and administrative expenses		(67,983)	(63,895)	(77,317)
Restructuring reversals (expenses)	(22)	3,235	(8,384)	(61,973)
Other operating income (expense), net		(48)	(101)	703
Goodwill amortization and impairment	(12)	—	(7,718)	(33,051)

Operating income (loss)		66,755	26,318	(133,786)

Financial income (expense), net	(28)	7,659	5,653	8,204
Share of profit (loss) of associates	(15)	(531)	(5,970)	(7,561)
Other non-operating income (expense), net	(29)	(2,301)	(6,757)	(11,139)

Income (loss) before taxes		71,582	19,244	(144,282)

Income tax benefit (expense)	(30)	19,816	(12,953)	(14,673)

NET INCOME (LOSS)		91,398	6,291	(158,955)

Attributable to:
Equity holders of the Company		89,890	4,674	(161,107)
Minority interest		1,508	1,617	2,152

Net income (loss) per share attributable to equity holders of the Company (in euros)
Basic	(32)	0.15	0.01	(0.27)
Diluted	(32)	0.14	0.01	(0.27)

Shares used in net income (loss) per share calculation:
Basic		618,337,539	606,672,060	605,658,965
Diluted		634,794,569	619,022,472	605,658,965

The accompanying notes are an integral part of the Consolidated Financial Statements.

Consolidated Balance Sheets

	December 31
	Notes	2005	2004	2003
	(In thousands of euros)
ASSETS
Current assets:
Cash and cash equivalents	(6)	418,365	388,430	390,684
Trade accounts receivable, net	(7)	183,022	148,512	154,727
Inventory, net	(8)	107,673	115,610	98,673
Derivative financial instruments	(9)	4,187	33,387	16,426
Other current receivables	(10)	82,128	66,160	66,249

Total current assets		795,375	752,099	726,759

Non-current assets:
Property, plant and equipment, net	(11)	158,284	148,916	175,706
Goodwill, net	(12)	90,826	28,197	37,727
Deferred development costs, net	(13)	21,227	19,222	17,916
Other intangible assets, net	(14)	23,600	8,965	16,157
Deferred income tax assets	(30)	32,788	6,264	31,860
Investments in associates	(15)	16,309	12,864	19,216
Available-for-sale financial assets, net	(16)	2,469	4,752	647
Other non-current receivables, net	(17)	40,846	43,900	27,251

Total non-current assets		386,349	273,080	326,480

TOTAL ASSETS		1,181,724	1,025,179	1,053,239

LIABILITIES
Current liabilities:
Accounts payable		106,085	94,025	95,582
Derivative financial instruments	(9)	2,592	—	—
Salaries, wages and related items		62,641	55,199	42,742
Current portion of provisions and other liabilities	(18)	73,434	50,217	78,090
Current income tax liabilities	(30)	5,228	6,581	1,903
Other current tax liabilities		20,821	19,127	12,770
Current obligations under finance leases	(19)	5,539	6,005	5,928

Total current liabilities		276,340	231,154	237,015

Non-current liabilities:
Non-current obligations under finance leases	(19)	26,425	33,663	38,893
Non-current portion of provisions	(20)	23,482	25,696	57,082
Other non-current liabilities	(20)	13,417	13,353	13,164
Deferred income tax liabilities	(30)	4,354	—	—

Total non-current liabilities		67,678	72,712	109,139

Shareholders’ equity:
Ordinary shares no legal par value, 1,889,466,226 shares authorized, 630,880,979, 608,482,253, and 607,312,796 shares issued at December 31, 2005, 2004 and 2003, respectively	(23)	133,466	128,643	127,889
Additional paid-in capital		1,063,145	1,031,558	1,028,849
Retained earnings		(365,940)	(459,560)	(464,221)
Other comprehensive income	(25)	(4,407)	11,956	4,570
Less, cost of treasury shares	(23)	(1,395)	(1,985)	(2,075)

Equity attributable to equity holders of the Company		824,869	710,612	695,012

Minority interest		12,837	10,701	12,073

Total shareholders’ equity		837,706	721,313	707,085

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		1,181,724	1,025,179	1,053,239

The accompanying notes are an integral part of the Consolidated Financial Statements.

Consolidated Statements of Cash Flows

	Years Ended December 31
	Notes	2005	2004	2003
		(In thousands of euros)

Cash flows from operating activities:
Net income (loss)		91,398	6,291	(158,955)
Adjustments to reconcile net income (loss) to net cash from operating activities:
Depreciation, amortization and impairment	(36)	41,369	56,691	95,071
Changes in non-current portion of provisions and other liabilities, excluding restructuring	(20)	(3,367)	(32,930)	4,228
Deferred income taxes (benefit) expense	(30)	(26,851)	3,661	8,644
(Gain)/loss on sale and disposal of assets		(4,612)	2,582	2,005
Share of (profit) loss of associates	(15)	571	5,970	9,098
Share-based compensation	(2.4)	4,320	—	—
Other, net		(3,651)	(2,700)	10,840
Changes in operating assets and liabilities:
Trade accounts receivable and related current liabilities	(36)	(12,133)	(2,962)	(12,292)
Trade accounts payable and related current assets	(36)	822	20,774	32,485
Inventories	(36)	22,661	(19,466)	(9,189)
Value-added and income taxes	(36)	(1,021)	21,288	6,674
Salaries, wages and other	(36)	4,429	14,161	3,306
Restricted cash	(17)	23,277	(28,018)	—
Restructuring reserve payable	(22)	(15,847)	(18,307)	(2,027)

Net cash (used for) from operating activities		121,365	27,035	(10,112)

Cash flows from investing activities:
(Purchase)/Sale of activities net of cash (acquired)/disposed	(5.2)	(63,457)	(2,898)	114
Other investments		(1,674)	(2,982)	(931)
Purchase of property, plant and equipment	(11)	(25,078)	(22,888)	(15,237)
Purchase of other assets		(2,693)	(1,725)	(1,406)
Proceeds from sale of property and non-current assets		7,025	1,300	—
Change in non-trade accounts payable and other		2,074	3,064	780

Net cash used for investing activities		(83,803)	(26,129)	(16,680)

Cash flows from financing activities:
Proceeds from exercise of stock options		2,790	1,479	173
Payments on borrowings		(1,231)	—	—
Proceeds from sale-leaseback operations		—	956	2,142
Principal payments on obligations under finance leases	(19)	(5,938)	(5,827)	(5,973)
Increase (decrease) in bank overdrafts		(2,657)	1,660	(51)
Dividends paid by subsidiaries to minority shareholders		(1,307)	(1,724)	(2,627)
Change in non trade accounts payable on financing activities		19	—	—
Change in treasury shares		—	90	—

Net cash used for financing activities		(8,324)	(3,366)	(6,336)

Effect of exchange rate changes on cash		697	207	6,586
Net increase (decrease) in cash and cash equivalents		29,238	(2,461)	(33,128)
Cash and cash equivalents, beginning of the year	(6)	388,430	390,684	417,226

Cash and cash equivalents, end of the year	(6)	418,365	388,430	390,684

The accompanying notes are an integral part of the Consolidated Financial statements.

Consolidated Statement of Changes in Shareholders’ Equity

	Attributable to Equity Holders of the Company
				Additional	Retained Earnings		Other			Total
		Number	Share	Paid-In	Prior	Net Income	Comprehensive	Treasury	Minority	Shareholders’
	Notes	of Shares	Value	Capital	Years	(Loss)	Income	Shares	Interest	Equity
	(In thousands of euros, except number of shares)

Balance at December 31, 2002		637,859,088	127,644	1,028,920	110,533	(320,891)	8,571	(94,326)	15,167	875,618

Cumulative translation adjustment		—	—	—	—	—	(8,333)	—	(2,619)	(10,952)
Net unrealized gain (loss) on hedging instruments qualifying as effective		—	—	—	—	—	4,332	—	—	4,332
Net income (loss) recognized directly in equity under other comprehensive income	(25)	—	—	—	—	—	(4,001)	—	(2,619)	(6,620)
Net loss		—	—	—	—	(161,107)	—	—	2,152	(158,955)
Dividend paid to minority interest		—	—	—	—	—			(2,627)	(2,627)
Allocation of prior year loss		—	—	—	(320,891)	320,891	—	—	—	—
Shares issued by Gemplus SA pursuant to share options exercised to be contributed	(23)	17,550	—	15	—	—	—	—	—	15
Contribution of Gemplus SA shares to Gemplus International SA	(23)	—	207	(207)	—	—	—	—	—	—
Shares issued by Gemplus International SA pursuant to share options exercised	(23)	179,837	38	121	—	—	—	—	—	159
Cancellation of 30,743,679 treasury shares	(3)	(30,743,679)	—	—	(92,756)	—	—	92,756	—	—
Purchase of 487,957 treasury shares	(3)	—	—	—	—	—	—	(505)	—	(505)

Balance at December 31, 2003		607,312,796	127,889	1,028,849	(303,114)	(161,107)	4,570	(2,075)	12,073	707,085

Cumulative translation adjustment		—	—	—	—	—	(9,951)	—	(1,265)	(11,216)
Net unrealized gain (loss) on hedging instruments qualifying as effective		—	—	—	—	—	17,337	—	—	17,337
Net income (loss) recognized directly in equity under other comprehensive income	(25)	—	—	—	—	—	7,386	—	(1,265)	6,121
Net income		—	—	—	—	4,674	—	—	1,617	6,291
Dividend paid to minority interest		—	—	—	—	—	—	—	(1,724)	(1,724)
Allocation of prior year loss		—	—	—	(161,107)	161,107	—	—	—	—
Shares issued by Gemplus SA pursuant to share options exercised to be contributed	(23)	901,250	—	1,151	—	—	—	—	—	1,151
Contribution of Gemplus SA shares to Gemplus International SA	(23)	—	697	(697)	—	—	—	—	—	—
Shares issued by Gemplus International SA pursuant to share options exercised	(23)	268,207	57	271	—	—	—	—	—	328
Sale of 28,664 treasury shares		—	—	—	(13)	—	—	90	—	77
Minority shareholders’ contribution not resulting in a change of subsidiary ownership		—	—	1,984	—	—	—	—	—	1,984

Balance at December 31, 2004		608,482,253	128,643	1,031,558	(464,234)	4,674	11,956	(1,985)	10,701	721,313

Cumulative translation adjustment		—	—	—	—	—	13,127	—	1,448	14,575
Net unrealized gain (loss) on hedging instruments qualifying as effective		—	—	—	—	—	(29,490)	—	—	(29,490)
Net income (loss) recognized directly in equity under other comprehensive income	(25)	—	—	—	—	—	(16,363)	—	1,448	(14,915)
Net income		—	—	—	—	89,890	—	—	1,508	91,398
Impact of adopting IFRS 2 — “Share-based Payment” as of January 1, 2005	(2.4)	—	—	—	—	—	—	—	—	—
Share-based payments, value of employee services	(2.4)	—	—	—	4,320	—	—	—	—	4,320
Transfer of 500,000 treasury shares	(23)	—	—	—	(590)	—	—	590	—	—
Dividend paid to minority interest		—	—	—	—	—	—	—	(1,090)	(1,090)
Allocation of prior year income		—	—	—	4,674	(4,674)	—	—	—	—
Acquisition of Setec	(5.2, 23)	19,000,000	4,022	29,666	—	—	—	—	270	33,958
Shares issued by Gemplus SA pursuant to share options exercised to be contributed	(23)	328,150	—	464	—	—	—	—	—	464
Contribution of Gemplus SA shares to Gemplus International SA	(23)	—	414	(414)	—	—	—	—	—	—
Shares issued by Gemplus International SA pursuant to share options exercised	(23)	1,830,376	387	1,871	—	—	—	—	—	2,258

Balance at December 31, 2005		629,640,779	133,466	1,063,145	(455,830)	89,890	(4,407)	(1,395)	12,837	837,706

The accompanying notes are an integral part of the Consolidated Financial Statements.

4.18.2.2.  Notes to the Consolidated Financial Statements

1.	THE COMPANY

Gemplus International SA, including its consolidated subsidiaries (the “Company”), is a leading provider of enabling technology products and services for secure wireless communications and transactions.

The Company designs, develops, manufactures and markets microprocessor solutions and non-chip-based products for customers in the Telecommunications, Financial Services, Identity and Security industries.

The Company is incorporated in the Grand Duchy of Luxemburg.

The Company’s ordinary shares of common stock are listed on the Euronext Paris Market and in the form of American Depositary Shares on the Nasdaq National Market.

These Consolidated Financial Statements have been approved by the Board of Directors on March 3, 2006.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The principal accounting policies applied in the preparation of these Consolidated Financial Statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

2.1  Basis of presentation

The annual Consolidated Financial Statements of the Company have been prepared in accordance with International Financial Reporting Standards (IFRS) as adopted by the EU. The adoption of IFRS, as formulated by the International Accounting Standards Board, would have no impact on the Company’s consolidated financial statements.

The Consolidated Financial Statements have been prepared under the historical cost convention, as modified by the revaluation of available-for-sale financial assets, as well as financial assets and liabilities (derivative instruments) measured at fair value.

A reconciliation of net income and shareholders’ equity between IFRS and the accounting principles generally accepted in the United States (US GAAP) is included in Note 40.

The preparation of Consolidated Financial Statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise judgment when applying the Company’s accounting policies. The areas involving a higher degree of judgment or complexity, or the areas where assumptions and estimates are significant to the Consolidated Financial Statements, are disclosed in the notes below.

2.2  Principles of consolidation

(a)  Subsidiaries

Subsidiaries are all entities over which the Company has the power to govern the financial and operating policies generally accompanying a shareholding of more than one half of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Company controls another entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Company. They are de-consolidated from the date that control ceases.

The Company uses the purchase method of accounting to account for the acquisition of subsidiaries. The cost of an acquisition is measured as the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any minority interest. The excess of the cost of acquisition over the fair value of the Company’s share of the identifiable net assets acquired is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in the income statement.

Inter-company transactions, balances and unrealized gains on transactions between group companies are eliminated. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Company.

(b)  Associates

Associates are all entities over which the Company has significant influence but not control, generally accompanying a shareholding of between 20% and 50% of the voting rights. Investments in associates are accounted for by the equity method of accounting and are initially recognized at cost. The Company’s investment in associates includes goodwill (net of any accumulated impairment loss) identified on acquisition (see Note 15).

The Company’s share of its associates’ post-acquisition profits or losses is recognized in the income statement, and its share of post-acquisition movements in reserves is recognized in reserves. The cumulative post-acquisition movements are adjusted against the carrying amount of the investment. When the Company’s share of losses in an associate equals or exceeds its interest in the associate, including any other unsecured receivables, the Company does not recognize further losses, unless it has incurred obligations or made payments on behalf of the associate.

Unrealized gains on transactions between the Company and its associates are eliminated to the extent of the Company’s interest in the associates. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred.

2.3  Foreign currency

(a)  Functional and presentation currency

Items included in the Consolidated Financial Statements of each of the Company’s entities are measured using the currency of the primary economic environment in which the entity operates (the “functional currency”).

The Consolidated Financial Statements are presented in euros.

(b)  Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. The exchange rates prevailing at the dates of the transactions are approximated by a single rate per currency for each month (unless these rates are not reasonable approximations of the cumulative effect of the rates prevailing on the transaction dates). Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the income statement, except when deferred in equity within “Other comprehensive income” as qualifying cash flow hedges and qualifying net investment hedges.

Translation differences on non-monetary financial assets, such as equities classified as available-for-sale, are included in “Other comprehensive income” within shareholders’ equity until the financial asset is derecognized, when such amounts are recognized in the Consolidated Income Statement.

(c)  Group companies

None of the Company’s entities has the functional currency of a hyperinflation economy.

The results and financial position of all the Company entities that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

(i) assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet;

(ii) income and expenses for each income statement are translated at a monthly average exchange rate (unless this rate is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions); and

(iii) all resulting exchange differences are recognized as a separate component of shareholders’ equity within “Other comprehensive income”.

On consolidation, exchange differences arising from the translation of the net investment in foreign operations including monetary items that form part of the reporting entity’s net investment in foreign entities, and of borrowings and other currency instruments designated as hedges of such investments, are taken to shareholders’ equity. When a foreign operation is sold, exchange differences that were recorded in equity in other comprehensive income are recognized in the income statement as part of the gain or loss on sale.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate.

2.4  Change in accounting policies

Interpretations and amendments to published standards effective in 2005

The following amendments and interpretations to standards are mandatory for the Company’s accounting periods beginning on or after September 1, 2004:

•	SIC 12 (Amendment), Consolidation — Special purpose entities (effective from January 1, 2005); and

•	IAS 39 (Amendment), Transition and Initial recognition of Financial Assets and Financial Liabilities (effective from January 1, 2005)

SIC 12 (Amendment), was adopted, as well as IAS 39 (Amendment) as part of the adoption of IAS 39 (Revised), and had no material effect on the Company’s policies.

Standards effective in 2005 and early application of standards amendments

In 2005, the Company adopted the IFRS below, which are relevant to its operations. The 2004 and 2003 Consolidated Financial Statements have been amended in accordance with the relevant requirements.

IAS 32 (revised 2003) Financial instruments: Disclosure and Presentation
IAS 36 (revised 2004) Impairment of Assets
IAS 38 (revised 2004) Intangible Assets
IAS 39 (revised 2004) Financial instruments: Recognition and Measurement
IAS 39 — Amendment: Cashflow Hedge accounting of forecast intragroup transactions
IFRS 2 (issued 2004) Share-based Payment
IFRS 3 (issued 2004) Business Combinations
IFRS 5 (issued 2004) Non-current assets held for sale and discontinued operations

IFRS 2 (issued 2004) “Share-based Payment”

The adoption of IFRS 2 has resulted in a change in the accounting policy for share-based payments. Until December 31, 2004, the provision of share options to employees did not result in a charge to the income statement. Subsequent to that date, the Company charges the cost of share options to the income statement (see Note 2.22 (c)).

The adoption of IFRS 2 has been performed in accordance with the following transitional provisions:

•	The Company has applied this standard to share options granted after November 7, 2002, and not yet vested at January 1, 2005;

•	For all grants of share options to which this standard has not been applied (e.g. granted on or before November 7, 2002), information required by the standard has been disclosed in Note 24.

The adoption of IFRS 2 resulted in the following:

	Retained Earnings
	Stock Based
	Compensation
	Reserve	Prior Years	Net Income
	(In thousands of euros except
	for per share amounts)

Balance at December 31, 2004	—	—	—
Impact of first adoption of IFRS 2 at January 1, 2005	4,513	(4,513)	—
Stock based compensation expense for the year ended December 31, 2005
Cost of sales			(807)
Research and development expenses			(320)
Selling and marketing expenses			(1,526)
General and administrative expenses			(1,667)
Total impact on net income	4,320		(4,320)

Balance at December 31, 2005	8,833	(4,513)	(4,320)

Impact on basic earnings per share (in euros)			(0.01)
Impact on diluted earnings per share (in euros)			(0.01)

The restated comparatives for the years ended December 31, 2004 and 2003 following the adoption of IFRS 2 are as follows:

	Years Ended December 31,
	2005	2004	2003
		(Restated)	(Restated)

Net sales	938,875	865,034	749,203
Gross profit	309,908	270,501	207,256
Operating income (loss)	66,755	23,393	(135,028)
NET INCOME (LOSS)	91,398	3,366	(160,197)
Attributable to:
Equity holders of the Company:	89,890	1,749	(162,349)
Minority interest	1,508	1,617	2,152
Net income (loss) per share attributable to equity holders of the Company (in euros) Minority interests	0.15	0.00	(0.27)
Shareholders equity	0.14	0.00	(0.27)

Additional details on the application of IFRS 2 are provided in Note 24.

IFRS 3 (issued 2004), IAS 36 (revised 2004) and IAS 38 (revised 2004)

The adoption of IFRS 3, IAS 36 (revised 2004) and IAS 38 (revised 2004) resulted in a change in the accounting policy for goodwill. Until December 31, 2004, goodwill was:

•	Amortized on a straight-line basis over a period ranging from five to twenty years; and

•	Assessed for an indication of impairment at least at each balance sheet date.

In accordance with the provisions of IFRS 3 “Business Combinations”, adopted as of January 1, 2005:

•	The Company discontinued amortization of goodwill from January 1, 2005;

•	Accumulated amortization as of January 1, 2005, has been eliminated with a corresponding decrease in the cost of goodwill; and

•	From the year ended December 31, 2005, onwards, goodwill is tested annually for impairment, as well as when there are indications of impairment, i.e. whenever events or changes in circumstances indicate that the carrying value may not be recoverable.

The Company has reassessed the useful lives of its intangible assets in accordance with the provisions of IAS 38. No adjustment resulted from this reassessment.

The table below shows the impact on the Consolidated Income Statement if IFRS 3 (issued 2004), IAS 36 (revised 2004) and IAS 38 (revised 2004) had been applied for the financial years ended December 31, 2004 and 2003:

	Years Ended December 31
	2004	2003
	(In thousands of euros, except for per share amounts)

Decrease in goodwill amortization expense	7,718	7,947
Decrease in share of loss of associates	2,810	2,828

Increase in net income attributable to equity holders of the Company	10,528	10,775

Increase in basic earnings per share (in euros)	0.02	0.02
Increase in diluted earnings per share (in euros)	0.02	0.02

Standards, interpretations and amendments to published standards that are not yet effective.

Certain new standards, amendments and interpretations to existing standards have been published that are mandatory for the Company’s accounting periods beginning on or after January 1, 2006 or later periods but which the Company has not early adopted, as follows:

•	IAS 19 (Amendment), Employee Benefits (effective from January 1, 2006). This amendment introduces the option of an alternative recognition approach for actuarial gains and losses. It also adds new disclosure requirements. The Company will consider applying this amendment from annual periods beginning January 1, 2006.

•	IAS 39 (Amendment), The Fair Value Option (effective from January 1, 2006). This amendment provides options that the Company has decided not to apply. Therefore, the Company has concluded that this amendment is not relevant to the Company.

•	IAS 39 and IFRS 4 (Amendment), Financial Guarantee Contracts (effective from January 1, 2006). This amendment requires issued financial guarantees, other than those previously asserted by the entity to be insurance contracts, to be initially recognized at their fair value, and subsequently measured at the higher of (i) the unamortized balance of the related fees received and deferred, and (ii) the expenditure required to settle the commitment at the balance sheet date. Management considered this amendment to IAS 39 and concluded that it should not have a significant impact on the accounting policies of the Company.

•	IFRS 7, Financial Instruments: Disclosures, and a complementary Amendment to IAS 1, Presentation of Financial Statements — Capital Disclosures (effective from January 1, 2007). IFRS 7 introduces new disclosures to improve the information about financial instruments. It requires the disclosure of qualitative and quantitative information about exposure to risks arising from financial instruments, including specified minimum disclosures about credit risk, liquidity risk and market risk, including sensitivity analysis to market risk. It is applicable to all entities that report under IFRS. The amendment to IAS 1 introduces disclosures about the level of an entity’s capital and how it manages capital. The Company assessed the impact of IFRS 7 and the amendment to IAS 1 and concluded that the main additional disclosures will be the sensitivity analysis to market risk and the capital disclosures required by the amendment of IAS 1. The Company will apply IFRS 7 and the amendment to IAS 1 from annual periods beginning January 1, 2007.

•	IFRIC 4, Determining whether an Arrangement contains a Lease (effective from January 1, 2006). IFRIC 4 requires the determination of whether an arrangement is or contains a lease to be based on the substance of the arrangement. It requires an assessment of whether: (i) fulfillment of the arrangement is dependent on the use of a specific asset or assets (the asset); and (ii) the arrangement conveys a right to use the asset. Management is currently assessing the impact of IFRIC 4, and believes that it should not have a significant impact on the Company’s operations.

•	IFRIC 6, Liabilities arising from Participating in a Specific Market — Waste Electrical and Electronic Equipment (effective from December 1, 2005). Management is currently assessing the impact of IFRIC 6, and believes that it should not have a significant impact on the Company’s operations.

2.5  Revenue recognition

Revenue comprises the fair value for the sale of goods and services, net of value-added tax, rebates and discounts, and after eliminating sales within the Company. The Company retained the following definition of revenue components:

(a)  Sales of goods

Revenues from product sales are recorded upon transfer of title and risk of loss provided that no significant obligations of the Company remain and collection of the resulting receivable is probable. The Company records deferred revenue for cards that are invoiced to customers but not shipped because they require customization by the Company. Revenue on sales with resellers and distributors is recognized only when there is no right of return and collection of the receivable is probable.

(b)  Sales of services

The Company also provides system design and integration services. Revenues are recognized by reference to the stage of completion at the balance sheet date, provided that the outcome of the contracts can be estimated reliably. The Company determines the percentage of completion based on costs incurred to date over total estimated costs, which are mainly labor costs. When the outcome of the contracts cannot be measured reliably, revenue and costs are deferred until the termination of the agreement.

2.6  Trade receivables

Trade receivables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method, less provision for impairment. A provision for impairment of trade receivables is established when there is objective evidence that the Company will not be able to collect all amounts due according to the original terms of receivables. The amount of the provision is the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the effective interest rate. The amount of the provision is recognized in the Consolidated Statement of Income within operating income or loss.

2.7  Inventory

Inventories are carried at the lower of cost or net realizable value, with cost being determined using the first-in, first-out (FIFO) method. Cost elements included in inventories are raw materials, labor and manufacturing overhead, excluding the impact of low activity, if any. The Company regularly reviews inventory quantities on hand for excess inventory, obsolescence and declines in market value below cost and records an allowance against the inventory balance for such declines. A significant component of the cost of production relates to the acquisition of microprocessor chips. The Company’s provision for microcontroller chips inventory is determined based on the anticipated net realizable value of finished products which includes cost of production, raw materials, labor and manufacturing overheads.

2.8  Property, plant and equipment

All property, plant and equipment (P, P&E) are stated at historical cost, less depreciation. Historical cost includes expenditure that is directly attributable to the acquisition of the items.

Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be measured reliably. All other repairs and maintenance are charged to the Consolidated Income Statement during the financial period in which they are incurred.

Land is not depreciated. Depreciation on other assets is calculated, using the straight-line method to allocate their cost to their residual values over their estimated useful lives as follows:

Buildings	20-30 years
Equipment and machinery related to microprocessor chip cards	5 years
Equipment and machinery related to magnetic stripe cards	7 years
Furniture and fixtures	5-10 years
Leasehold improvements	8-12 years

Useful lives reflect the rapid technological changes and corresponding shifts in customer demand, resulting in unpredictable product transitions and shortened life cycles.

The assets’ residual values and useful lives are reviewed, and adjusted if appropriate, at each balance sheet date.

Gains and losses on sales are determined by comparing proceeds with carrying amount. These are included in the Consolidated Income Statement under “Other operating income (expense), net”.

An asset’s carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount.

Leases of property, plant and equipment where the Company has substantially all the risks and rewards of ownership are classified as finance leases. Finance leases are capitalized at the lease’s commencement at the lower of the fair value of the leased property and the present value of the minimum lease payments. Each lease payment is allocated between the liability and finance charges in order to achieve a constant rate on the finance balance outstanding. The corresponding rental obligations, net of finance charges, are included in current and non-current obligations under finance leases. The interest element of the finance cost is charged to the income statement over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. The property, plant and equipment acquired under finance leases are depreciated over the shorter of the useful life of the asset or the lease term.

2.9  Intangible assets

(a)  Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the Company’s share of the net identifiable assets of the acquired subsidiary/associate at the date of acquisition. Goodwill on acquisitions of subsidiaries is presented on the Consolidated Balance Sheet under the caption “Goodwill”. Goodwill on acquisitions of associates is included in investments in associates.

Goodwill is tested annually for impairment, as well as when there are indications of impairment, and carried at cost less accumulated impairment losses. Impairment losses on goodwill are not reversed. Gains and losses on the disposal of an entity include the carrying amount of goodwill related to the entity sold.

Goodwill is allocated to cash-generating units for the purpose of impairment testing. The allocation is made to those cash-generating units or groups of cash-generating units that are expected to benefit from the business combination in which the goodwill arose. The Company allocates goodwill to each business segment in which it operates.

(b)  Patents

Patents and patent rights are stated at cost and are amortized using the straight-line method over their economic useful life, which does not exceed the shorter of three years or the legal lifetime.

(c)  Computer software

Acquired computer software licenses are capitalized on the basis of the costs incurred to acquire and bring to use the specific software. These costs are amortized over their estimated useful lives (not exceeding five years).

Certain direct development costs associated with internal-use software including external direct costs of material and services and payroll costs for employees devoting time to the software products are included in other intangible assets and are amortized over a period not to exceed five years beginning when the asset is substantially ready for use. Costs incurred during the preliminary project stage, as well as maintenance and training costs, are expensed as incurred.

(d)  Research and development

Research and development costs are expensed as incurred, except for development costs where it is expected that the product under development will be produced and will be profitable, and technical feasibility has been demonstrated. Such costs are capitalized and amortized over their estimated useful life, which normally does not exceed three to five years. Costs are capitalized through the time the product under development is produced and future profitability is demonstrated by net present value computations, using a discount rate based on the Company’s cost of capital.

Development costs of a project are written down to the extent that the unamortized balance is no longer capable of being recovered from the expected future economic benefits and when the criteria for recognition of the development costs as an asset cease to be met. The write-down or write-off is recognized as an expense in the period in which such determination is made.

2.10  Impairment of non-financial assets

Goodwill is reviewed for impairment based on expectations of future cash flows, which by definition are uncertain, at each balance sheet date, or whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Future cash flows are computed based on the revenue estimates for the next five years, and include a terminal value assumption. Whenever possible, forecast and long range planning data approved by the management of the Company are used in those computations.

Future cash flows are discounted using the cost of capital of the Company at the time of the acquisition to which the goodwill is related. In performing its review, the Company considers factors such as significant underperformance in comparison to expected historical or projected future operating results, significant changes in strategy or in the business model related to the acquired Company and significant negative industry or economic trends.

Other long-lived assets that are subject to amortization and depreciation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units). Non-financial assets other than goodwill that suffered an impairment are reviewed for possible reversal of the impairment at each balance sheet date.

2.11  Leases

Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are charged to the Consolidated Income Statement on a straight-line basis over the period of the lease.

2.12  Financial assets

The Company classifies its financial assets in the following categories: financial assets and liabilities at fair value through profit and loss, loans and receivables, and available-for-sale. The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of its financial assets at initial recognition and re-evaluates this designation at every balance sheet date.

(a)  Financial assets and liabilities at fair value through profit and loss

This category has two sub-categories: financial assets held for trading, and those designated at fair value through profit or loss at inception. A financial asset is classified in this category if acquired principally for the purpose of selling in the short term or if so designated by management. Derivatives are categorized as held for trading unless they are designated as hedges. All derivatives are designated as hedges. Assets and liabilities in this category are classified as current assets if they are either held for trading, or are expected to be realized within 12 months of the balance sheet date.

(b)  Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are included in current assets, except for maturities greater than 12 months after the balance sheet date which are classified as non-current assets. Loans and receivables are classified in trade and other current receivables in the Consolidated Balance Sheet.

(c)  Available-for-sale financial assets

Available-for-sale financial assets are non-derivatives that are either designated in this category or not classified in any of the other categories. They are included in non-current assets unless management intends to dispose of the investment within 12 months of the balance sheet date.

Equity investments in which the Company has less than 20% of the investee’s outstanding shares or voting rights, and that are not in substance controlled or under significant influence, are classified as available-for-sale financial assets and are presented under “Available-for-sale financial assets” in non-current assets. Marketable investments are accounted for at fair value with changes recognized directly through shareholders’ equity. Non-marketable investments are accounted for as follows:

•	If the fair value of unquoted investments in equity securities is determinable by valuation techniques appropriate for the nature of the security, these items are accounted for at fair value with changes recognized directly through shareholders’ equity.

•	If fair value cannot be reliably measured, these items are accounted for using the cost method.

Gains or losses recognized on the sale of equity securities are recorded in the Consolidated Income Statement under the caption “Other non-operating income (expense), net”. Any loss resulting from impairment in the value of investments which represents an other than temporary decline is recorded in the period in which the loss occurs. The Company assesses at each balance sheet date whether there is objective evidence that a financial asset or a group of financial assets is impaired. In the case of non-marketable equity investments classified as available-for-sale, a significant or prolonged decline in the fair value of the security below its cost is considered in determining whether the securities are impaired.

2.13  Derivative financial instruments and hedging activities

Derivatives are initially recognized at fair value on the date a derivative contract is entered into and are subsequently remeasured at their fair value. These instruments are presented under “Derivative financial instruments” in current assets or liabilities since they are expected to mature within 12 months of the balance sheet date. The method of recognizing the resulting gain or loss depends on whether the derivative is designated and qualifies as a hedging instrument for accounting purposes and, if so, on the nature of the item being hedged. Most of the derivative financial instruments used to hedge the Company’s foreign exchange exposure qualify as cash flow hedges since they reduce the variability in cash flows attributable to the Company’s forecasted transactions.

The Company documents at the inception of the transaction the relationship between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. The Company also documents its assessment, both at hedge inception and on an ongoing basis, of whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items. The fair values of the derivative instruments used for hedging purposes are disclosed in Note 9. Movements on the hedging reserve within “Other comprehensive income” are shown in Note 25.

The effective portion of changes in fair value of derivatives that are designated and qualify as cash flow hedges is recognized in equity under “Other comprehensive income”. The gain or loss relating to the ineffective portion is recognized immediately in the income statement within the foreign exchange gains and losses included in the line item “Other non-operating income (expense), net”. Amounts accumulated in equity are recycled in the Consolidated Income Statement in the periods when the hedged items will affect profit or loss. When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time remains in equity and is recognized when the forecast transaction is ultimately recognized in the income statement. When a forecasted transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately transferred to the Consolidated Income Statement.

For hedges that do not qualify for hedge accounting, any gains or losses arising from changes in the fair value of the hedging instruments are recorded immediately as foreign exchange gains and losses for the period, in “Other non-operating income (expense), net”.

2.14  Estimation of fair value of derivatives

The fair value of financial instruments traded in active markets (such as publicly traded derivatives, and trading and available-for-sale securities) is based on quoted market prices at the balance sheet date.

The fair value of financial instruments that are not traded in an active market (for example, over-the-counter derivatives) is determined by using valuation techniques. The fair value of derivative financial instruments is calculated at inception and over the life of the derivative.

The fair value of the forward exchange contracts at inception is zero. Fair value during the life and at expiration of the forward contract is calculated according to the following parameters communicated by the Company’s banks or official financial information providers: (i) spot foreign exchange rate; (ii) interest rate differential between the two currencies; (iii) time to expiration; and (iv) notional amount of the contract. Fair value is then obtained by discounting, for the remaining maturity, the difference between the contract rate and the market forward rate multiplied by the nominal amount.

The option contracts value at inception is the initial premium paid or received. Over the life of the option and at expiration, fair value is determined using standard option pricing models (such as the Black & Scholes option pricing model), based on market parameters obtained from the Company’s banks or official financial information providers, and using the following variables: (i) spot foreign exchange rate; (ii) option strike price; (iii) volatility; (iv) risk-free interest rate; and (v) expiration date of the option.

2.15  Cash and cash equivalents

Cash and cash equivalents include cash in hand, short-term deposits and other short-term highly liquid investments. Bank overdrafts are classified within current liabilities on the Consolidated Balance Sheet. All significant cash deposits are made with major financial institutions having an investment grade rating and are invested in euro money market fixed term deposits or mutual funds. In some countries, the Company has temporary exposure to non-investment grade institutions following payments made by customers, until the Company transfers such amounts to investment grade institutions.

When some cash or cash equivalent is restricted as to withdrawal, either under a legal restriction or due to foreign countries exchange controls restrictions, it is not presented as part of “Cash and cash equivalents”. It is presented within current or non-current assets based on its expected release date, and is disclosed as such in the notes to the Consolidated Financial Statements.

2.16  Other income

Income arising from the use by others of entity assets yielding interest and dividends are presented within “Financial income (expense), net” as they are not arising in the course of ordinary activity.

Dividend income is recognized when the right to receive payment is established.

2.17  Income taxes

Deferred income tax is provided for in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the Consolidated Financial Statements. Deferred income tax is not provided for, however, where the tax arises from a transaction that does not affect accounting taxable profit or loss (for the period in which the transaction occurs) and that is not a business combination. Deferred income tax is determined using tax rates (and other provisions of the law) that have been enacted or substantially enacted by the balance sheet date and that are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled.

The Company recognizes deferred tax assets when it determines that it is more likely than not that the asset will be recovered from future taxable income within a reasonable time frame. The Company provides for deferred tax liabilities arising on investments in subsidiaries and associates except where the timing of the reversal of the related temporary difference is controlled by the Company and it is probable that the temporary difference will not reverse in the foreseeable future.

2.18  Research tax credit and government grants

In France, the Company performs technical and scientific research that qualifies for a government grant in the form of a research tax credit. Because this tax credit can be recovered irrespective of whether the Company ever pays taxes, the Company records the credit as a reduction of research and development expense. The Company records the benefit of this credit, however, only once all qualifying research has been performed.

In addition, grants may be available to companies that perform technical and scientific research. Such grants are typically subject to performance conditions over an extended period of time. The Company recognizes these grants when the performance conditions are met and any risk of repayment is assessed as remote.

2.19  Earnings per share

Basic earnings per share are calculated by dividing the profit attributable to equity holders of the Company by the weighted average number of ordinary shares in issue during the year, excluding ordinary shares purchased by the Company and held as treasury shares.

Diluted earnings per share are computed by dividing net income attributable to equity holders of the Company by the weighted average number of shares outstanding, plus dilutive potential ordinary shares outstanding, i.e., additional share equivalents, using the treasury stock method assuming the exercise of warrants and stock options. Dilutive potential ordinary shares are additional ordinary shares to be issued. The effects of anti-dilutive potential ordinary shares are ignored in calculating diluted earnings per share. When net losses are reported, the dilutive potential ordinary shares outstanding are excluded from the net loss per share calculation.

2.20  Share capital and treasury shares

Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

From time to time, with the prior approval of the Company’s shareholders, the Company may repurchase a portion of its outstanding ordinary shares. Shares repurchased by the Company (treasury shares) could be cancelled or used to fulfill its obligations under the stock option plans or for any other purpose as defined by the Company’s shareholders, subject to applicable laws and regulations. Where the Company repurchases treasury shares, the consideration paid, including any directly attributable incremental costs (net of tax) is deducted from equity attributable to the equity holders of the Company until the shares are cancelled, used for determined purposes or disposed of (subject to applicable laws and regulations). Where such shares are subsequently sold or used (subject to applicable laws and regulations), any consideration received, net of any directly attributable incremental transaction costs and the related income tax effects, is included in equity attributable to the Company’s equity holders.

2.21  Provisions

Provisions for customer and warranty claims, legal claims and legal actions are recognized when:

•	the Company has a present legal or constructive obligation as a result of past events;

•	it is more likely than not that an outflow of resources will be required to settle the obligation;

•	and the amount has been reliably estimated.

Restructuring provisions comprise lease termination penalties and employee termination payments. Provisions are not recognized for future operating losses.

2.22  Employee benefits

(a)  Pension obligations

The Company operates various pension schemes under both defined benefit and defined contribution plans.

The liability recognized in the balance sheet in respect of defined benefit pension plans is the present value of the defined benefit obligation at the balance sheet date less the fair value of plan assets, together with adjustments for unrecognized actuarial gains or losses and past service costs. The defined benefit obligation is calculated annually by independent actuaries using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of high-quality corporate bonds that are denominated in the currency in which the benefits will be paid, and that have terms to maturity approximating the terms of the related pension liability. Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions in excess of the greater of 10% of the value of plan assets or 10% of the defined benefit obligation are charged or credited to income over the employees’ expected average remaining working lives.

Past-service costs are recognized immediately in income, unless the changes to the pension plan are conditional on the employees remaining in service for a specified period of time (the vesting period). In this case, the past-service costs are amortized on a straight-line basis over the vesting period.

For defined contribution plans, the Company pays contributions to publicly or privately administered pension insurance plans on a mandatory, contractual or voluntary basis. The Company has no further payment obligations once the contributions have been paid. The contributions are recognized as employee benefit expense when they are due. Prepaid contributions are recognized as an asset to the extent that a cash refund or a reduction in the future payments is available.

(b)  Other post-employment benefits

Substantially all of the Company’s employees are covered under government-sponsored post-retirement health and life insurance benefit plans. Accordingly, the Company has no significant liability to its employees in terms of post-retirement benefits other than pensions and therefore no provision is made.

(c)  Share-based compensation

The Company operates equity-settled, share-based compensation plans. The fair value of the employee services received in exchange for the grant of the options is recognized as an expense. The total amount to be expensed over the vesting period is determined by reference to the fair value of the options granted, excluding the impact of any non-market vesting conditions (for example, profitability and sales growth targets). Non-market vesting conditions are included in assumptions about the number of options that are expected to become exercisable. At each balance sheet date, the Company revises its estimates of the number of options that are expected to become exercisable. It recognizes the impact of the revision of original estimates, if any, in the income statement, and a corresponding adjustment to equity over the remaining vesting period. The proceeds received net of any directly attributable transaction costs are credited to share capital (nominal value) and paid-in capital when the options are exercised.

Fair value is measured by use of a lattice-based option-pricing model. This model is derived from the standard binomial model and takes into account the effects of non — transferability, exercise restriction, as well as behavioral considerations.

2.23  Advertising and promotional costs

The Company expenses the costs of advertising and promotional expenses when such costs are incurred. Advertising and promotional expenses were €5,984 thousand, €5,406 thousand and €5,760 thousand for the years ended December 31, 2005, 2004 and 2003, respectively.

2.24  Comparatives

In 2004, due to the early adoption of IAS 1 (revised 2003) Presentation of Financial Statements, the Company modified its 2003 Consolidated Balance Sheet and its 2003 Consolidated Statement of Income for the first time in its 2004 Annual Report.

The prior line item “Other income (expense), net” was broken down on the face of the Consolidated Statement of Income as follows:

•	Gain (loss) on sales of the Company’s fixed assets amounting to €703 thousand in 2003 within “Other operating income (expense), net” in the operating income (loss).

•	Income (loss) on investments in associates amounting to €(7,561) thousand in 2003 within “Share of profit (loss) of associates”.

•	Minority interest amounting to €(2,152) thousand in 2003 within the allocation of Net income (loss).

•	Gain (loss) on investments amounting to €(2,487) thousand in 2003 and Foreign exchange gain (loss) amounting to €(8,652) thousand in 2003 within “Other non-operating income (expense), net”.

Derivative financial instruments were excluded from “Other current receivables” and “Other current liabilities” and included in the face of the balance sheet in “Derivative financial instruments”.

The prior line item “Investments” was broken down on the face of the balance sheet between “Investments in associates” for investments accounted for under the equity method and “Available-for-sale financial assets” that comprises net value of the investments in non-marketable equity securities.

The prior line item “Other non-current assets” was broken down on the face of the balance sheet between “Other intangible assets, net” and “Other non-current receivables” that comprise receivables or prepaid expenses that are expected to be realized in more than 12 months after the balance sheet date.

3.	FINANCIAL RISK MANAGEMENT

The Company is exposed to a variety of financial risks in the normal course of its business: currency risk, interest rate/re-investment risk, financial counter-party risk and credit risk. The Company’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Company’s financial performance. The Company uses derivative financial instruments to hedge identified currency risk exposures.

3.1  Company’s risk exposure

(a)  Currency risks

The Company operates worldwide and is therefore exposed to foreign exchange risk on its commercial transactions.

The Company has developed risk management guidelines that set forth its tolerance for risk and its overall risk management policies. The Company has also established processes to measure its exposure to foreign exchange risk and to monitor and control hedging transactions in a timely and accurate manner. Such policies are approved by the Company’s Audit Committee and reviewed annually.

The policy of the Company is to hedge a portion of its subsidiaries’ known or forecasted commercial transactions not denominated in their functional currencies.

In order to achieve this objective, the Company uses foreign currency derivative instruments by entering into foreign exchange forward contracts and foreign exchange options.

The Company does not enter into financial derivative contracts for purposes other than hedging. No option is sold except where there is a corresponding option purchased by the Company. This combination strategy reduces the cost of hedging without creating speculative positions. All hedging instruments are allocated to underlying commercial transactions.

The financial derivative contracts are traded “over the counter” with major financial institutions and generally mature within 12 months.

(b)  Interest rate and re-investment risk

The Company is in a net, short duration, financial asset position. Financial assets are short-term investments in money market instruments with a duration of three months or less. Financial liabilities are mainly floating rates leasing.

The Company considers it is not significantly exposed to interest rate risk fluctuations, and consequently does not enter into any derivative contract to hedge interest rate risk.

However, the Company is facing re-investment risk: when interest rates are increasing (decreasing), interest income is increasing (decreasing respectively). This risk remains un-hedged.

(c)  Financial counter-party risk

Derivatives and all significant cash deposits are held with major financial institutions of investment grade. The Company has temporary exposure to non-investment grade institutions on payments made by customers in certain countries, until the Company transfers such amounts to investment grade institutions.

(d)  Concentration of credit risk

The Company’s broad geographic and customer distribution limits the concentration of credit risk. No single customer accounted for more than 10% of the Company’s sales during the years ended December 31, 2005, 2004 and 2003.

In 2005, 2004 and 2003, the Company maintained adequate allowances for potential credit losses and performed ongoing credit evaluations.

4.	CRITICAL ACCOUNTING ESTIMATES

The preparation of Consolidated Financial Statements in conformity with generally accepted accounting principles requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Consolidated Financial Statements and the reported amounts of revenue and expenses during the reporting period. Estimates are used for, but not limited to, the accounting of doubtful accounts, depreciation, amortization and impairment, sales returns, income taxes and contingencies. Actual results could differ from these estimates.

Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

The Company makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

(a)  Impairment of goodwill

The Company tests annually whether goodwill has suffered any impairment, in accordance with the accounting policy stated in Note 2.11. The recoverable amounts of cash-generating units have been determined based on value-in-use calculations.

(b)  Income taxes

The Company is subject to income taxes in many jurisdictions. Because the final tax determination of transactions is often uncertain, significant judgment is required in determining the worldwide provision for income taxes. The Company adjusts the provision for income taxes if it revises its estimate of the amount of taxes due. Where the final amount of taxes due differs from the amounts previously recorded, such differences will impact current and deferred income taxes in the period in which such differences are determined.

The Company recognizes deferred tax assets when it determines that it is more likely than not that the asset will be recovered from future taxable income within a reasonable time frame, which requires significant judgment.

(c)  Legal claims

The estimates for provisions for legal actions, including those related to intellectual property, are based upon available information and advice of counsel and are regularly reviewed on this basis by management.

(d)  Business combination

In accordance with IFRS 3, and as part of the accounting for the business combination with Setec (see Note 5), the Company has identified separately, at the acquisition date, the acquiree’s identifiable assets that satisfied the recognition criteria for intangible assets. The Company recognized in its Consolidated Balance Sheet customer contractual relationships for an amount of €17,584 thousand and acquired technology for an amount of €3,200 thousand under the caption “Other intangible assets, net” (see Note 14). The customer contractual relationships are amortized based on the revenue earned on the related customer contracts and relationships, and acquired technology is amortized using the straight-line method over 6 years. These intangible assets are tested for impairment in accordance with the accounting policy stated in Note 2.9.

5.	BUSINESS COMBINATIONS

5.1  Proposed combination of Gemplus International SA and Axalto Holding NV

On December 6, 2005, the Company and Axalto Holding NV executed an agreement for the proposed combination between the two companies. The transaction is subject to anti-trust, other regulatory approvals and certain contractual conditions. The accounting for the business combination will take place after the closing and may affect the carrying value of certain assets and liabilities of the Company.

5.2  Acquisition of Setec

In June 2005, the Company closed the acquisition of Setec Oy, the holding company of the Setec group (“Setec”), based in Finland. The Company acquired 100% of the share capital of Setec Oy along with its direct and indirect subsidiaries, including two affiliates in which Setec Oy owns 56% and 90% of the voting rights. The Company accounts for minority interest related to these two affiliates for 44% and 10% respectively. Setec operates mainly in the electronic passport business and security printing technologies.

The acquired business contributed revenues of €38,494 thousand and net income of €32 thousand, including additional depreciation and amortization expenses recorded in relation to the fair value adjustments of property, plant & equipment and intangible assets for an amount of €(2,746) thousand for the period from June 1, 2005, to December 31, 2005.

As part of the acquisition of Setec, the Company agreed that, if certain conditions were met as of December 31, 2005, a contingent payment would be made in the amount of €30,000 thousand in January 2006 (see Note 18), and such amount was placed in an escrow account. On December 31, 2005, the escrow account and accrued interest totaled an amount of €30,366 thousand (see Note 10). Because the applicable conditions were met as of December 31, 2005, the amount of €30,000 thousand was paid to the sellers on January 5, 2006.

Details of net assets acquired and goodwill are as follows:

(In thousands
of euros)

Purchase consideration:
Cash paid	33,400
Contingent consideration (see Note 18)	30,000
Direct costs relating to the acquisition	2,202
Fair value of 19,000,000 shares issued (see Note 23)	34,048
Total purchase consideration	99,650
Fair value of net assets acquired	(38,945)
Goodwill (see Note 12)	60,705

The goodwill is attributable to production know-how in secure printing, leadership on e-passport and Identity and Security market, leadership position on EMV Nordic market, and synergies on telecom chips purchases.

The fair value of the shares issued was based on the average published share price 2 days before and after the date that the terms of the acquisition were agreed to and announced.

The assets and liabilities arising from the acquisition are as follows:

			Acquiree’s
	Notes	Fair Value	Carrying Amount
	(In thousands of euros)

Cash and cash equivalents		2,145	2,145
Trade accounts receivables, net	(36)	9,910	9,910
Inventory, net	(36)	10,330	10,330
Property, plant and equipment, net	(11)	16,863	9,620
Acquired technology	(14)	3,200	—
Contractual customer relationships	(14)	17,584	—
Intangible assets	(14)	214	214
Investment in associates	(15)	4,537	—
Available-for-sale investments	(16)	121	121
Other assets		2,040	2,040
Trade accounts payable	(36)	(5,303)	(5,303)
Retirement benefit obligations plans	(20.1)	(347)	(347)
Accrued vacations		(2,970)	(2,970)
Deferred revenue		(4,550)	(4,550)
Borrowings		3,798	3,798
Warranty provisions	(21)	(1,579)	(1,579)
Bank overdrafts		(1,915)	(1,915)
Other liabilities		(3,632)	(12,403)
Net deferred tax liabilities		(5,550)	—
Net assets		39,215	3,430
Minority interest		(270)
Net assets acquired		38,945
Purchase consideration settled in cash			65,602
Cash and cash equivalents in subsidiary acquired			(2,145)
Cash outflow on acquisition			63,457

6.	CASH AND CASH EQUIVALENTS

Cash and cash equivalents consist of the following:

	December 31
	2005	2004	2003
	(In thousands of euros)

Cash at bank and on hand	36,788	23,846	45,955
Short term investments	381,577	364,584	344,729

Cash and cash equivalents	418,365	388,430	390,684

The average effective interest rate on short-term investments was 2.11% in 2005, 2.04% in 2004 and 2.35% in 2003; these investments have an initial term of three months or less.

7.	TRADE ACCOUNTS RECEIVABLE

Trade accounts receivable consist of the following:

	December 31
	2005	2004	2003
	(In thousands of euros)

Trade accounts receivable, gross	189,341	155,750	163,621
Less, provision for impairment of receivables	(6,319)	(7,238)	(8,894)

Trade accounts receivable, net	183,022	148,512	154,727

The fair value of trade accounts receivable based on discounted cash flows does not differ from the net book value because the Company does not have trade accounts receivable with payment terms exceeding one year. The Company has recognized a net income of €111 thousand related to the release of provision for impairment of its trade accounts receivable during the year ended December 31, 2005 (a net expense of €591 thousand in 2004, a net income of €1,958 thousand in 2003). The income or expense has been included in “General and administrative expenses” in the Consolidated Statement of Income.

8.	INVENTORY

Inventory consists of the following:

	December 31
	2005	2004	2003
	(In thousands of euros)

Raw materials and supplies	31,751	38,208	27,456
Work-in-progress	71,505	74,296	67,066
Finished goods	10,746	10,517	10,158

Inventory, gross	114,002	123,021	104,680

Less, inventory allowance	(6,329)	(7,411)	(6,007)

Inventory, net	107,673	115,610	98,673

The cost of inventories recognized as expense and included in “Cost of sales” amounted to €544,408 thousand, €495,117 thousand and €446,660 thousand as of December 31, 2005, 2004 and 2003 respectively.

In 2005, the Company reversed unused provisions amounting to €1,307 thousand relating to previous inventory write-down (2004: €511 thousand, 2003: nil). The amount reversed has been included in “Cost of sales” in the Consolidated Statement of Income.

9.	DERIVATIVE FINANCIAL INSTRUMENTS

As indicated in Note 4, the Company uses financial instruments to manage its foreign currency exposure incurred in the normal course of business. Most of the financial instruments used by the Company to hedge its exposure to foreign currency risk are qualified as cash flow hedges under IAS 39. Non-qualified hedging instruments are mainly the options sold as part of combination strategies.

The following table is a summary of the outstanding financial instruments qualifying as cash flow hedges under IAS 39 (notional amounts) and of the Company’s commercial exposure to currency risk.

In the amounts reported below:

•	hedging positions in parentheses indicate the Company’s forward commitment or option to sell the currency against the euro; other hedging positions indicate the Company’s forward commitment or option to buy the currency against the euro;

•	positive exposures indicate the Company’s receivables in the currency, or forecasted sales in the currency; exposures in parentheses indicate the Company’s payables in the currency, or forecasted purchases in the currency.

	December 31
	2005				2004
	USD	GBP	JPY	Others(2)	USD	GBP	JPY	Others(2)
	(In thousands of euros(1))

Hedging positions(3)
Forward contracts	(88,172)	(7,930)	(10,807)	15,970	(129,656)	(23,519)	(12,710)	5,560
Option contracts(4)	(64,384)	(13,786)	(11,224)	7,159	(140,101)	(25,741)	(22,849)	12,204

Total	(152,556)	(21,716)	(22,031)	23,129	(269,757)	(49,260)	(35,559)	17,764

Exposure(5)
Balance sheet items:
Commercial transactions not settled at year end	25,718	(1,174)	2,675	(10)	37,483	7,414	6,706	6,136
Forecasted commercial transactions	161,709	31,209	29,810	(12,966)	252,980	51,838	36,598	(28,485)

Total	187,427	30,035	32,485	(12,976)	290,463	59,252	43,304	(22,349)

(1)	Currency amounts are converted to euros at year end closing rates.

(2)	Other currencies include mainly the CHF, NOK, PLN, CAD, AED, ZAR, AUD, KRW and SGD.

(3)	Financial instruments that hedge the Company’s commercial currency exposure and that are effective hedges under IAS 39 qualify as cash flow hedges.

(4)	Option hedges qualifying as effective hedges under IAS 39 are purchased options to sell or buy currency against the euro.

(5)	The Company’s policy is to hedge all its actual commercial currency exposure as well as a time-weighted proportion of its forecasted commercial currency exposure.

Outstanding financial instruments not qualifying as effective hedges under IAS 39 are described below (notional amount).

	December 31
	2005				2004
	USD	GBP	JPY	Others(2)	USD	GBP	JPY	Others(2)
	(In thousands of euros(1))

Forward contracts	(8,447)	—	—	3,350	—	—	(2,990)	88
Option contracts(3)	(4,196)	—	(974)	3,021	(75,882)	(7,253)	(10,890)	7,633

Total	(12,643)	—	(974)	6,371	(75,882)	(7,253)	(13,880)	7,721

(1)	Currency amounts are converted to euros at year end closing rates.

(2)	Other currencies include mainly the CHF, NOK, PLN, CAD, AED, ZAR, AUD, KRW and SGD.

(3)	Options that do not qualify as effective hedges under IAS 39 are the options that the Company sells as part of its combination strategies.

The fair market value of the Company’s financial instruments is recorded in current assets or current liabilities as “Derivative financial instruments”, and consists of the following:

	December 31
	2005	2004	2003
	(In thousands of euros)

Fair value of the financial instruments qualifying as cash flow hedges under IAS 39	1,488	33,135	16,986
Fair value of financial instruments not qualifying as effective hedges under IAS 39	107	252	(560)

Total fair value of derivative financial instruments	1,595	33,387	16,426

Derivatives financial instruments under Current Assets	4,187	33,387	16,426
Derivatives financial instruments under Current Liabilities	(2,592)	—	—

Total fair value of derivative financial instruments	1,595	33,387	16,426

10.	OTHER CURRENT RECEIVABLES

Other current receivables include the following:

	December 31
	2005	2004	2003
	(In thousands of euros)

Value added tax receivable	17,832	16,679	18,677
Other taxes receivable	2,277	4,111	11,255
Research tax credit (current portion)	3,253	—	—
Advance facility to supplier	—	—	12,001
Advance payments to non-trade suppliers	1,229	826	1,099
Prepaid expenses (current portion)	13,228	10,090	15,780
Advance payments to trade suppliers	4,099	3,804	3,454
Restricted cash (current portion)	36,222	27,405	—
Other current assets	3,988	3,245	3,983

Total other current receivables	82,128	66,160	66,249

Prepaid expenses mainly include royalties paid in advance, insurance costs, and deferred costs related to the proposed combination.

As part of the proposed combination described in Note 5.1, the Company incurred external costs. Direct costs including fees paid to outside consultants for legal, finance, or technical services have been deferred in prepaid expenses for an amount of €3,259 thousand and will be included in the cost of the proposed business combination to take place in fiscal year 2006. A letter of understanding has been signed between Axalto and the Company whereby the accounting acquirer will pay for the combination related costs if the combination takes place. Indirect expenses related to the transaction have been expensed as incurred.

As of December 31, 2005, restricted cash was mainly composed of €30,366 thousand (including interest amounting to €366 thousand) paid in an escrow account in relation to the contingent consideration recorded as part of the acquisition of Setec (see Note 5.2).

As of December 31, 2005, restricted cash included €1,476 thousand (2004: €2,657 thousand, of which €886 thousand were reported under the caption “Other non-current receivables”, see Note 17), which were related to a time deposit in China to secure a loan in favor of Tianjin Telephone Equipments Factory (see Note 38).

As of December 31, 2005, restricted cash was also composed of an amount of €3,776 thousand (2004: €3,409 thousand) related to Gemplus China Investment (“GCI”), a wholly owned subsidiary of the Company. However, the Company can only withdraw this cash when GCI is liquidated, which is the intention of the Company.

As of December 31, 2004, restricted cash was mainly composed of €22,225 thousand (including interest amounting to €273 thousand) related to the Nicolaï case (see Note 37). In 2005, following the successful outcome of this legal action, the total escrow deposit was released to the Company, including interest.

During the fourth quarter of 2000, to reduce supply risk associated with obtaining microprocessor chips, the Company entered into a long-term supply agreement with a major microprocessor manufacturer. In connection with this supply agreement, the Company financed enhancements of this supplier’s production capacity with an unsecured advance facility. By December 31, 2004, the supplier had paid in full the advance facility and related interest.

11.	PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment (“P,P&E”) can be analyzed as follows:

	Cost
	Land	Buildings	Machinery	Total 2005	Total 2004	Total 2003
	(In thousands of euros)

As of January 1	6,015	161,678	296,328	464,021	476,583	512,677
Additions	—	2,625	22,453	25,078	22,888	15,237
Disposals	(838)	(10,731)	(26,453)	(38,022)	(28,228)	(31,669)
Acquisition (disposal) of subsidiary (see Note 5)	—	1,532	15,331	16,863	—	(597)
Currency adjustments	177	2,762	10,274	13,213	(7,222)	(19,065)

As of December 31	5,354	157,866	317,933	481,153	464,021	476,583

Accumulated depreciation
As of January 1	—	(63,498)	(251,607)	(315,105)	(300,877)	(295,733)

Depreciation	—	(9,699)	(23,437)	(33,136)	(42,243)	(51,064)
Reversal of impairment loss	—	—	—	—	—	2,555
Disposals	—	6,951	27,030	33,981	23,449	30,794
Disposal of subsidiary	—	—	—	—	—	192
Currency adjustments	—	(937)	(7,672)	(8,609)	4,566	12,379
As of December 31	—	(67,183)	(255,686)	(322,869)	(315,105)	(300,877)
Net book value as of December 31	5,354	90,683	62,247	158,284	148,916	175,706
Including:
P,P&E under finance lease contracts, gross	2,809	63,197	159	66,165	69,871	68,926
P,P&E under finance lease contracts, depreciation	—	(28,428)	—	(28,428)	(26,992)	(22,689)

Net book value under finance lease contracts as of December 31	2,809	34,769	159	37,737	42,879	46,237

No interest was capitalized in 2005, 2004 and 2003.

Capital expenditures by geographic areas are as follows:

	Years Ended December 31
	2005	2004	2003
	(In millions of euros)

Europe, Middle East and Africa	18,150	12,846	9,993
Asia	2,157	5,492	2,723
Americas	4,771	4,550	2,521

Total capital expenditures	25,078	22,888	15,237

Depreciation expense for P,P&E has been charged to the statement of income as follows:

	Years Ended December 31
	2005	2004	2003
	(In thousands of euros)

Cost of sales	(22,932)	(30,248)	(36,884)
Research and development expenses	(3,506)	(3,638)	(4,196)
Selling and marketing expenses	(2,380)	(2,610)	(3,536)
General and administrative expenses	(4,318)	(5,747)	(6,448)
Restructuring expenses (see Note 22)	—	—	2,555

Total depreciation expense	(33,136)	(42,243)	(48,509)

12.	GOODWILL

Until December 31, 2004, goodwill was analyzed as follows:

	Cost
	2004	2003
	(In thousands of euros)

As of January 1	156,081	165,443
Additions	—	5,901
Purchase price adjustments	(820)	—
Disposals and transfers	(36,791)	(9,918)
Currency adjustments	(2,088)	(5,349)
As of December 31	116,382	156,081

Accumulated depreciation and impairment As of January 1	(118,354)	(92,256)

Impairment charge	—	(19,879)
Amortization	(7,718)	(13,172)
Disposals and transfers	36,791	4,543
Currency adjustments	1,096	2,410

As of December 31	(88,185)	(118,354)

Net book value as of December 31	28,197	37,727

Following the adoption of IFRS 3 as of January 1, 2005, goodwill can be analyzed as follows:

2005
(In thousands
of euros)

Net book value as of January 1	28,197
Acquisition of subsidiary (see Note 5)	60,705
Impairment charge	—
Currency adjustments	1,924

Net book value as of December 31	90,826

Goodwill is allocated as follows to the Company’s cash-generating units (“CGU”) identified according to the operating segments:

	December 31
	2005	2004	2003
	(In thousands of euros)

Telecommunications	6,256	247	296
Financial Services	45,762	24,773	30,434
Identity and Security	38,808	3,177	6,997

Total	90,826	28,197	37,727

Impairment tests for goodwill

In 2005 and 2004, the Company did not record any goodwill impairment charge.

In 2003 the Company recorded a goodwill impairment charge of €19,879 thousand as a result of its impairment test (recorded in “Identity and Security” segment). This write-down resulted from the revision of the business plan of the acquired activities of Celocom Limited in November 2000.

13.	DEFERRED DEVELOPMENT COSTS

Deferred development costs relate to capitalized software costs. They can be analyzed as follows:

	December 31
	2005	2004	2003
	(In thousands of euros)

Gross amount at the beginning of the year	55,846	54,651	56,658
Accumulated amortization at the beginning of the year	(36,624)	(36,735)	(30,748)

Balance at the beginning of the year	19,222	17,916	25,910

Deferred during the year	10,418	9,595	10,757
Less, allowances	(8,413)	(8,289)	(18,751)

Impact for the year on income before tax	2,005	1,306	(7,994)

Balance at the end of the year	21,227	19,222	17,916

Gross amount at the end of the year	55,456	55,846	54,651
Accumulated amortization	(34,229)	(36,624)	(36,735)

Balance at the end of the year	21,227	19,222	17,916

Research and development expenses incurred during the year consist of the following:

	Years Ended December 31
	2005	2004	2003
	(In thousands of euros)

Research and development expenditures	69,400	68,208	63,918
Deferred development costs, net	(2,005)	(1,306)	7,994
Grants received including research tax credit	(5,126)	(4,310)	(2,689)
Total research and development expenses	62,269	62,592	69,223

14.	OTHER INTANGIBLE ASSETS

Other intangible assets can be analyzed as follows:

	Cost
		Customer’s
	Acquired	Contractual		Patents and
	Technology	Relationships	Software	Patent Rights	Total 2005	Total 2004	Total 2003
	(In thousands of euros)

As of January 1	—	—	35,289	6,428	41,717	46,864	54,672

Additions	—	—	2,693	—	2,693	1,779	4,728
Disposals and write-offs	—	—	(1,678)	(34)	(1,712)	(6,724)	(12,018)
Acquisition of subsidiary (see Note 5)	3,200	17,584	214	—	20,998	—	—
Currency adjustments	—	—	129	257	386	(202)	(518)

As of December 31	3,200	17,584	36,647	6,651	64,082	41,717	46,864

Accumulated amortization As of January 1	—	—	(26,881)	(5,871)	(32,752)	(30,707)	(23,938)
Amortization	(311)	(2,620)	(5,016)	(286)	(8,233)	(6,730)	(10,956)
Disposals and write-offs	—	—	822	—	822	4,603	3,957
Currency adjustments	—	—	(115)	(204)	(319)	82	230

As of December 31	(311)	(2,620)	(31,190)	(6,361)	(40,482)	(32,752)	(30,707)

Net book value As of December 31	2,889	14,964	5,457	290	23,600	8,965	16,157

Amortization has been charged to the Consolidated Statement of Income as follows:

	Years Ended December 31
	2005	2004	2003
	(In thousands of euros)

Cost of sales	4,467	2,031	2,182
Research and development expenses	2,082	2,306	6,366
Selling and marketing expenses	792	893	914
General and administrative expenses	892	1,500	1,494
Restructuring expenses	—	—	—

Total amortization	8,233	6,730	10,956

15.	INVESTMENTS IN ASSOCIATES

Investments in associates can be analyzed as follows:

	2005	2004	2003
	(In thousands of euros)

As of January 1	12,864	19,216	21,008
Change in perimeter(1)	—	—	7,090
Acquisition of subsidiary (see Note 5)	4,537	—	—
Change in valuation allowance of shares in associates	(1,314)	(5,970)	(7,561)
Currency adjustments	222	(382)	(1,321)

As of December 31	16,309	12,864	19,216

(1)	Change in perimeter comprises the impact of changes in ownership interest leading to reclassifications between subsidiaries, available-for-sale financial assets and investments in associates.

	Years Ended December 31
	2005	2004	2003
	(In thousands of euros)

Change in valuation allowance of shares in associates	(1,314)	(5,970)	(7,561)
Gain on disposal of shares in associates	783	—	—

Share of (loss) profit of associates	(531)	(5,970)	(7,561)

The Company has investments in associates in several non-public start-up companies. These investments are accounted for in accordance with the accounting policies described in Note 2.3. Note 38 provides a summary of transactions between the Company and these entities.

In 2005, the Company sold entirely three of its investments and acquired one new investment (see Note 5). The sale of the three investments resulted in a gain on disposal of €783 thousand.

As indicated in Note 2.2.b, the Company’s investment in associates includes goodwill (net of any impairment loss) identified on acquisition. As of December 31, 2005, 2004 and 2003, the net book value of goodwill in associates amounted to €5,362 thousand, €6,616 thousand and €10,851 thousand, respectively.

As of December 31, 2005, the Company’s investments in associates over which the Company has significant influence, but not control, consisted of the following:

		Percentage of			Percentage of
Name of the Company	Country	Ownership	Name of the Company	Country	Ownership

Leigh Mardon Gemplus Pty Ltd	Australia	50%	CLM GmbH & Co. KG	Germany	50%
Solutions Fides	Canada	49%	CLM GmbH	Germany	50%
Atchik — Realtime A/S	France	23.8%	Toppan Gemplus Services Co. Ltd	Japan	50%
Welcome Realtime SA	France	49%	Concesionaria Renave SA de CV	Mexico	20%
Immotec Systemes SAS	France	49%	Gemplus EDBV Smart Labs Pte Ltd	Singapore	50%
Gkard SAS	France	50%	Gemplus EDBV Smart Labs Management Pte Ltd	Singapore	50%
Netsize SA	France	24%	AB Svenska Pass	Sweden	50%
Setelis SA	France	21.6%

At December 31, 2004 and 2003, the summarized financial information relating to the Company’s associates was as follows:

	December 31,	December 31,
	2004	2003
	(In thousands of euros)

Net sales	109,577	79,209
Assets	52,232	41,612
Liabilities	43,891	30,530
Profit (loss)	(6,493)	(10,622)

16.	AVAILABLE-FOR-SALE FINANCIAL ASSETS

Available-for-sale financial assets consist of the following:

	As of December 31
	2005	2004	2003
	(In thousands of euros)

Investments in non-marketable equity securities	15,680	23,512	18,549
Provision for impairment of available-for-sale assets	(13,211)	(18,760)	(17,902)

Available-for-sale financial assets, net	2,469	4,752	647

Changes in available-for-sale financial assets are as follows:

	2005	2004	2003
	(In thousands of euros)

As of January 1	4,752	647	2,080
Additions	424	5,300	1,140
Acquisition of subsidiary (see Note 5)	121	—	—
Disposals	(21)	—	—
Change in valuation allowance (see Note 29)	(2,807)	(858)	(2,487)
Currency adjustments	—	(337)	(86)

As of December 31	2,469	4,752	647

The Company neither trades nor holds marketable securities and has minority shareholdings in several non-public start-up companies. These shareholdings are accounted for in accordance with the accounting policies described in Note 2.12. A write-down is recorded when there is reason to believe that an impairment in value that is other than temporary has occurred, i.e., that the business model is questioned or that the business plan is not met. In 2004, an investment in equity securities for which the carrying value was nil was the target of a reverse take-over and was subsequently listed on a US regulated market. In 2005, the Company took advantage of the listing to sell its investment. The sale resulted in a gain on disposal amounting to €4,782 thousand (see Note 29).

17.	OTHER NON-CURRENT RECEIVABLES

Other non-current receivables consist of the following:

	As of December 31
	Notes	2005	2004	2003
	(In thousands of euros)

Loans receivable from senior management, net of provision (68,828 in 2005, 69,885 in 2004 and 69,220 in 2003)	(37)	9,937	8,880	9,546
Research tax credit (non-current portion)		3,805	11,259	10,206
Rental deposits		1,047	716	855
Employee loans and other related loans		699	402	719
Prepaid expenses (non-current portion)	(10)	916	—	4,329
Carry-back receivable from tax authority	(20.1)	22,389	21,295	—
Restricted cash (non-current portion)	(10)	150	886	—
Other loans and assets		1,903	462	1,596

Total other non-current receivables		40,846	43,900	27,251

18.	CURRENT PORTION OF PROVISIONS AND OTHER LIABILITIES

Current portion of provisions and other liabilities consist of the following:

	As of December 31
	2005	2004	2003
	(In thousands of euros)

Current portion of provisions	4,358	22,196	44,763
Other current liabilities	69,076	28,021	33,327

Total	73,434	50,217	78,090

Variation analysis of the current portion of provisions is as follows:

			Effect of		Amount	Amount	Reclassification
			Changes in	Increase in	Unused	Used	within
	December 31,	December 31,	Exchange	Current	During	During the	Balance	December 31,
Current Portion of Provisions	2003	2004	Rate	Liabilities	the Period	Period	Sheet Items	2005
	(In thousands of euros)

Provision for restructuring (see Note 22)	38,951	16,619	72	—	(1,948)	(11,993)	850	3,600
Allowances for customer claims	612	377	9	181	(115)	(294)	—	158
Provision for legal action (see Note 37)	5,200	5,200	—	600	(5,200)	—	—	600

Total current portion of provisions	44,763	22,196	81	781	(7,263)	(12,287)	850	4,358

Other current liabilities consist of the following:

	As of December 31
	2005	2004	2003
	(In thousands of euros)

Deferred revenue	26,339	17,317	19,409
Customer deposits	5,235	5,228	5,690
Bank overdrafts	979	1,752	99
Borrowings (current portion)	118	—	—
Contingent consideration related to the acquisition of Setec (see Note 5)	30,000	—	—
Other accrued liabilities	6,405	3,724	8,129

Total other current liabilities	69,076	28,021	33,327

Deferred revenue mainly relates to cards invoiced to customers but not shipped because the products require customization to be performed by the Company and to sales to resellers and distributors for which revenue recognition criteria described in Note 2.5 have not yet been met.

Bank overdrafts either result from the daily usage of cash in some of the Company’s foreign locations or from subsidiaries that are not wholly owned and that do not benefit from the Company’s treasury management.

19.	CURRENT AND NON-CURRENT OBLIGATIONS UNDER FINANCE LEASES

Finance leases obligations outstanding as of December 31, 2005, are analyzed as follows:

(In thousands of euros)

Not later than 1 year	6,595
Later than 1 year and not later than 5 years	20,903
Later than 5 years	8,313

Total minimum lease payments	35,811

Less, amount representing interest	(3,847)

Present value of minimum obligations under finance leases	31,964

Less, current portion of obligations under finance leases	(5,539)

Non-current obligations under finance leases	26,425

The present value of finance lease liabilities is as follows:

(In thousands of euros)

Not later than 1 year	6,479
Later than 1 year and not later than 5 years	18,951
Later than 5 years	6,534

Present value of minimum obligations under finance leases	31,964

In 2001, the Company entered into a sale-leaseback transaction with a major financial institution related to an office building located in La Ciotat, France. The capital lease has a duration of 12 years ending in September 2014. The related proceeds received amounted to nil in 2005, €956 thousand in 2004 and €2,142 thousand in 2003. This sale-leaseback transaction resulted in no gain or loss in the Consolidated Statement of Income.

20.	NON-CURRENT PORTION OF PROVISIONS AND OTHER LIABILITIES

20.1  Non-current portion of provisions

Variation analysis of the non-current portion of provisions is as follows:

			Effect of			Amount	Amount	Reclassification
			Changes in	Acquisition	Increase in	Unused	Used	within
	December 31,	December 31,	Exchange	of Subsidiary	Non-Current	During	During the	Balance	December 31,
Non-Current Portion of Provisions	2003	2004	Rate	(See Note 5)	Liabilities	the Period	Period	Sheet Items	2005
	(In thousands of euros)

Provision for patent claims (see Note 37)	9,000	9,000	—	—	—	—	—	—	9,000
Provision for income tax claims	41,017	7,440	86	—	895	(1,555)	(2,238)	—	4,628
Provision for pension costs (see Note 21)	1,562	2,845	111	347	1,603	—	(200)	—	4,706
Provision for restructuring (see Note 22)	—	4,036	157	—	—	(974)	(932)	(850)	1,437
Other provisions	5,503	2,375	5	1,579	484	(672)	(629)	569	3,711

Total	57,082	25,696	359	1,926	2,982	(3,201)	(3,999)	(281)	23,482

Provision for income tax claims

Upon filing a tax return, and in certain other limited circumstances (e.g. change in jurisprudence), the Company may have varying degrees of confidence that the tax position taken will ultimately be sustainable. The Company assesses the sustainability of the position in determining the provision for tax claims in the year the tax position is taken. The Company then reassesses the provision based upon the most current information available and management’s judgment regarding the likely outcome of any potential tax claims. The provision for income tax claims amounted to €41,017 thousand, €7,440 thousand and €4,628 thousand as of December 31, 2003, 2004 and 2005, respectively.

A tax audit of the Company’s German subsidiaries was closed in 2005. The terms of the audit settlement were not significantly different from the agreement in principle that the Company had previously reached with the German tax authority. This resulted in the use of the related provision in an amount of €2,092 thousand and the release of the unused portion of the provision in an amount of €508 thousand.

In 2002, certain French subsidiaries of the Company, including Gemplus SA, received a tax assessment from the French tax authority primarily relating to the fiscal years 1998 through 2000. The tax assessment resulted in an amount payable by the Company of €34,012 thousand in 2004 and the recognition of tax losses carried over amounting to €24,040 thousand. To secure this tax credit, the Company elected to carry back these tax losses. The recovery of this carry back being expected in mid-2007, the amount has been discounted in accordance with IFRS, which has resulted in additional income tax of €3018 in 2004 and a financial revenue of €273 thousand in 2004 and €1,094 thousand in 2005.

As of December 31, 2004 and 2005, the present value of the carry back receivable, amounting to €21,295 thousand and €22,389 thousand, respectively, is recorded in “other non-current receivables” ( see Note 17).

20.2  Other non-current liabilities

Other non-current liabilities consist of the following:

	As of December 31
	2005	2004	2003
	(In thousands of euros)

Unrecognized Government grants	2,918	3,973	3,618
Management compensation and severance liability (see Note 37)	9,937	8,880	9,546
Borrowings ( non-current portion)	562	—	—
Others	—	500	—

Total other non-current liabilities	13,417	13,353	13,164

21.	PENSION PLANS

In France, the Company contributes to the national pension system and its obligations to employees in terms of pensions are limited to a lump-sum equal to the length of service award payable on the date the employee reaches retirement age, such award being determined for each individual based upon years of service provided and projected final salary. The current evaluation of the future length of service award liability is recorded as a non-current liability in the balance sheet together with pension liabilities. The pension obligations in France amounted to €1,857 thousand, €1,119 thousand and €1,176 thousand at December 31, 2005, 2004 and 2003 respectively.

The Company also offers an Employee Investment Plan (EIP) to all US employees under section 401 (k) of the US Internal Revenue Code. Company contributions to the EIP plan amounted to approximately €906 thousand, €728 thousand and €898 thousand in 2005, 2004 and 2003, respectively.

The Company operated its principal defined benefit plan in the United Kingdom which is now closed to new members. A stakeholder scheme and a defined contribution scheme now apply. Net periodic pension costs for the defined benefit plan for the years ended December 31, 2005, 2004 and 2003, are included in the analysis below. Actuarial evaluations have been performed at December 31, 2005, 2004 and 2003.

Other less significant defined benefit plans which apply in other countries are included in the figures below.

	Years Ended December 31
	2005	2004	2003
	(In thousands of euros)

Current year service cost	1,878	1,418	1,217
Past service cost	106	—	—
Interest accrued on pension obligations	2,166	1,669	1,465
Actual loss (return) on plan assets	(3,709)	(1,612)	(2,049)
Net amortization and deferral	2,790	763	1,285

Total pension costs	3,230	2,238	1,918

The following tables set forth the funded status of the defined benefit plans:

	As of December 31
	2005	2004	2003
	(In thousands of euros)

Accumulated benefit obligation	46,384	34,896	30,141
Projected benefit obligation	49,778	36,981	30,666
Plan assets at fair value	26,713	19,509	16,828

Projected benefit obligation in excess of plan assets	(23,065)	(17,472)	(13,838)

Unrecognized net loss	18,360	14,627	11,681

Net payable pension cost (see Note 20.1)	(4,706)	(2,845)	(2,157)

The following weighted average rates were used in the calculation of projected benefit obligation:

	As of December 31
	2005	2004	2003

Discount rate	4.00% - 4.75%	5.00% - 5.25%	4.50% - 5.50%
Expected rate of return on plan assets	5.25% - 7.00%	7.00%	7.00%
Assumed rate of compensation increase	3.00% - 3.75%	3.00% - 3.75%	3.00% - 3.75%

In the UK, plan assets are comprised of 57% of equity securities and 43% of corporate bonds. The investment strategy generally consists of matching the commitment, considering the age of the employees, their expected retirement date and the ratio between retired and active employees. The Company estimates the expected rate of return on plan assets using risk free rates, risk premiums and average dividend yields corresponding to its investment portfolio.

The change in fair value of the plan asset and the projected benefit obligation is as follows:

	2005	2004	2003
	(In thousands of euros)

Projected benefit obligation as of January 1	36,981	30,666	29,524

Service cost	1,878	1,418	1,217
Interest cost	2,166	1,669	1,465
Acquisition of subsidiary	2,330	—	—
Plan participants’ contributions	387	400	444
Actuarial (gain) loss	6,016	3,747	1,037
Benefits paid	(888)	(738)	(662)
Currency adjustments	908	(181)	(2,359)

Projected benefit obligation as of December 31	49,778	36,981	30,666

	2005	2004	2003
	(In thousands of euros)

Fair value of plan assets as of January 1	19,509	16,828	15,233

Actual return on plan assets	3,709	1,612	2,049
Employer contribution	1,540	1,488	1,045
Plan participants’ contributions	387	400	444
Benefits paid	(889)	(738)	(662)
Acquisition on subsidiary	1,983	—	—
Currency adjustments	474	(81)	(1,281)

Fair value of plan assets as of December 31	26,713	19,509	16,828

22.	RESTRUCTURING

In 2001 and 2002, the Company announced three restructuring programs. The impacts of such programs on the financial statements are as follows:

		Effect		Amount	Amount
		of Changes		Unused	Used	Reclassification
	January 1,	in Exchange	Increase in	During	During	within Balance	December 31,
Provision for Reduction of Workforce and Other Cash Outflows	2003	Rate	Provision	the Period	the Period	Sheet Items	2003
	(In thousands of euros)

May 2001 restructuring program	2,058	(263)	89	—	(881)	—	1,003
February 2002 restructuring program	38,605	(817)	246	(170)	(27,247)	—	10,617
December 2002 restructuring program	312	(38)	54,848	—	(27,791)	—	27,331

Total	40,975	(1,118)	55,183	(170)	(55,919)	—	38,951

Including:
Current portion (see Note 18)	40,975	(1,118)	55,183	(170)	(55,919)	—	38,951
Non-current portion (see Note 20)	—	—	—	—	—	—	—

Total	40,975	(1,118)	55,183	(170)	(55,919)	—	38,951

		Effect		Amount	Amount
		of Changes		Unused	Used	Reclassification
Provision for Reduction of Workforce and	January 1,	in Exchange	Increase in	During	During	within Balance	December 31,
Other Cash Outflows	2004	Rate	Provision	the Period	the Period	Sheet Items	2004
	(In thousands of euros)

May 2001 restructuring program	1,003	7	—	(312)	(589)	—	109
February 2002 restructuring program	10,617	(9)	143	(5,579)	(2,134)	—	3,038
December 2002 restructuring program	27,331	13	16,395	(3,664)	(22,567)	—	17,508

Total	38,951	11	16,538	(9,555)	(25,290)	—	20,655

Including:
Current portion (see Note 18)	38,951	12	15,402	(9,555)	(25,290)	(2,901)	16,619
Non-current portion (see Note 20)	—	(1)	1,136	—	—	2,901	4,036

Total	38,951	11	16,538	(9,555)	(25,290)	—	20,655

		Effect		Amount	Amount
		of Changes		Unused	Used	Reclassification
Provision for Reduction of Workforce and	January 1,	in Exchange	Increase in	During	During	within Balance	December 31,
Other Cash Outflows	2005	Rate	Provision	the Period	the Period	Sheet Items	2005
	(In thousands of euros)

May 2001 restructuring program	109	—	—	—	(47)	—	62
February 2002 restructuring program	3,038	186	—	(670)	(744)	(403)	1,407
December 2002 restructuring program	17,508	43	—	(2,252)	(12,134)	403	3,568

Total	20,655	229	—	(2,922)	(12,925)	—	5,037

Including:
Current portion (see Note 18)	16,619	72	—	(1,948)	(11,993)	850	3,600
Non-current portion (see Note 20)	4,036	157	—	(974)	(932)	(850)	1,437

Total	20,655	229	—	(2,922)	(12,925)	—	5,037

The impact of restructuring activity on the Consolidated Statement of Income is as follows:

	Years Ended December 31
	2005	2004	2003
	(In thousands of euros)

Reduction of workforce and other cash outflows
Restructuring expenses	—	16,538	55,183
Release of unused provisions	(2,922)	(9,555)	(170)

Total	(2,922)	6,983	55,013

Non-cash write-offs of assets
Restructuring expenses	—	3,695	9,515
Release of unused provisions	(313)	(2,294)	(2,555)

Total	(313)	1,401	6,960

Total restructuring (reversals) expenses	(3,235)	8,384	61,973

The market value for assets related to closed sites and buildings is the estimated realizable value. The estimated realizable value is determined with reference to expert valuations that include the analyses of discounted cash flows, comparable transactions, bids or selling price of the building, as applicable.

As of December 31, 2005, there were no significant activities to be terminated with respect to these restructuring programs.

23.	SHAREHOLDERS’ EQUITY

23.1  Ordinary shares

Gemplus International SA is a corporation incorporated in the Grand Duchy of Luxemburg. The authorized share capital of the Company is currently €400 million consisting of one billion eight hundred and eighty-nine million four hundred and sixty-six thousand two hundred and twenty-six shares (1,889,466,226) of no nominal value.

As previously authorized by the Board of Directors, on May 27, 2005, the Company issued 19 million shares in exchange for a cash contribution of €33,688 thousand, net of cost of issuing shares amounting to €360 thousand, in connection with the acquisition of Setec Oy, without reserving any pre-emptive rights. This issue was made pursuant to the authorization given to the Board of Directors to issue, out of the authorized share capital, further shares up to the total authorized share capital in whole or in part from time to time with or without reserving any pre-emptive subscription rights for existing shareholders and as it may in its discretion determine.

23.2  Contribution of Gemplus SA shares and issuance of shares following stock option exercise

In February 2000, 95.1% of the shareholders of Gemplus SA, a French corporation and former holding company of the Group, exchanged their shares of Gemplus SA for shares in Gemplus International SA, a newly formed Luxemburg corporation on a one to fifty basis. This transaction has been accounted for using historical cost basis accounting. As of December 31, 2005, certain shares held by employees or former employees had not yet been contributed. Gemplus SA shares still to be contributed correspond to the equivalent of 511,700 Gemplus International SA shares representing 0.08% of the shareholdings of Gemplus International SA, which in total was represented by 630,880,979 shares as of December 31, 2005. As of December 31, 2005, certain options held by employees under the Gemplus SA stock option plans had not been exercised. Following exercise of these options, the corresponding Gemplus SA shares may be contributed by their holders to Gemplus International SA Since the shares of Gemplus SA are not available for sale to the general public but can be converted into shares of Gemplus International SA upon request, it has been considered certain that the shares (including shares issued following exercise of Gemplus SA stock options) will eventually be converted. These shares are therefore assumed to be a component of shareholders’ equity. Thus, they have been included in both the basic and diluted earnings per share calculations.

During 2003, 2004 and 2005, Gemplus SA issued respectively 17,550, 901,250 and 328,150 shares of Gemplus SA following the exercise of Gemplus SA stock options held by employees.

During 2003, 2004 and 2005, the Company issued respectively 1,010,900, 3,295,800 and 1,956,900 shares following the contribution of respectively 20,218, 65,916 and 39,138 shares of Gemplus SA held mainly by employees.

During 2003, 2004 and 2005, the Company issued respectively 179,837, 268,207 and 1,830,376 shares following the exercise of Gemplus International SA stock options held by employees.

23.3  Treasury shares

On April 17, 2002, the Extraordinary General Meeting cancelled 4,634,859 shares held by the Company at the time and authorized the Company to cancel, when owning them directly, the 30,743,679 shares returned by Mr. Perez, a former Chief Executive Officer and held by an indirect subsidiary. In accordance with this decision, on March 10, 2003, the 30,743,679 shares were cancelled, without any effect on the Company’s shareholders’ equity in accordance with accounting principles described in Note 2.19. The cancellation of these shares did not result in a reduction of the issued share capital of the Company; however, it resulted in an increase of the par value of the issued shares.

During 2003, the Company purchased 487,957 shares of its outstanding common stock from former Celocom Limited employees pursuant to the conditions stipulated in the 2000 Celocom Limited share purchase agreement.

In 2005, the Company granted 500,000 restricted shares to one of its executives.

As of December 31, 2005, the Company held 942,715 shares of its outstanding common stock.

Change in treasury shares is as follows:

Number of
Treasury Shares

As of December 31, 2002	31,727,101

Cancellation of treasury shares	(30,743,679)
Purchase of shares pursuant to the 2000 Celocom Limited share purchase agreement	487,957
As of December 31, 2003	1,471,379

Sale of treasury shares	(28,664)
As of December 31, 2004	1,442,715

Grant of restricted shares	(500,000)
As of December 31, 2005	942,715

The number of shares as of December 31, 2005, can be analyzed as follows:

Number of shares outstanding	630,369,279

Gemplus SA shares to be contributed(1)	511,700

Number of shares outstanding including shares to be contributed	630,880,979

Treasury shares	(942,715)

Basic number of shares outstanding	629,938,264

Options outstanding	78,526,053

Warrants outstanding	2,561,973

Number of shares on a fully diluted basis	711,026,290

(1)	This number of shares includes Gemplus SA shares issued following the exercise of Gemplus SA stock options until December 31, 2005, but that have not yet been recorded by the Gemplus SA Board of Directors, being specified that part of those shares (1,240,200) have been contributed to Gemplus International SA, in exchange for shares in Gemplus International SA.

As of December 31, 2005, 45,820,277 options are authorized but not yet granted under the different stock option plans (see Note 24).

23.4  Additional paid-in capital

Based on a decision by the Board of Directors of the Company of December 7, 2000, pursuant to Luxemburg law on the minimum value of shares, as of December 31, 2005, €648,191 thousand of the additional paid-in capital constitute an undistributable reserve (€624,758 thousand as of December 31, 2004 and €621,094 thousand as of December 31, 2003). Such reserve could, under current legislation, be distributed only in accordance with the rules applicable to reductions in share capital.

24.	STOCK OPTION PLANS

The Company may grant, under various stock option plans (the “Plans”), options to purchase or subscribe for ordinary shares to its employees and officers. Under the various Plans, the exercise price of options granted may be less than the fair market value of the ordinary common shares at the date of grant. The options must generally be exercised within seven to ten years from the date of grant and typically vest in equal amounts over a period of three to four years, subject to certain exceptions as described hereafter.

On May 23, 2005, the Board of Directors of the Company resolved to grant certain stock options under authorizations from our shareholders. Under this arrangement, the Board of Directors of the Company decided to issue options for 6,000,000 shares to certain senior executives, excluding the CEO of the Company, with vesting linked to the share price performance and at an exercise price of €2.00. These more stringent vesting conditions for the options for senior executives are generally as follows: 100% of the options will vest if the share price reaches €4.00 as an average for a consecutive 90 day period before the end of the first quarter of 2008; 80% of the options will vest if the share price reaches €3.50 as an average for a consecutive 90 day period before the end of the first quarter of 2008; 40% of the options will vest if the share price reaches €3.00 as an average for a consecutive 90 day period before the end of the first quarter of 2008; and none of the options will vest if the share price does not reach €3.00 as an average for a consecutive 90 day period before the end of the first quarter of 2008. The Board of Directors has resolved that the Company should issue these stock options and has delegated the implementation of the plan to the Compensation Committee and the Stock Administration Committee.

Stock option activity was as follows:

	Number of Options
	Authorized Not	Number of Options		Average Price
	yet Granted	Outstanding	Price per Share	per Share

Balances, December 31, 2002	69,135,081	76,017,819	€0.83 - €7.96	€2.17

Options exercised	—	(197,387)	€0.83 - €1.13	€0.88
Options granted	(16,140,000)	16,140,000	€0.83 - €1.52	€1.37
Options lapsed	—	(10,500)	€0.83	—
Options forfeited	2,243,169	(9,675,019)	€0.83 - €6.00	€2.52
Options authorized	—	—	—	—

Balances, December 31, 2003	55,238,250	82,274,913	€0.83 - €6.00	€1.98

Options exercised	—	(1,169,457)	€0.83 - €1.71	€1.26
Options granted	(3,200,000)	3,200,000	€1.45 - €1.82	€1.66
Options lapsed	—	(65,000)	€1.35	—
Options forfeited	2,598,602	(10,168,141)	€0.96 - €6.00	€2.63
Options authorized	—	—	—	—

Balances, December 31, 2004	54,636,852	74,072,315	€0.83 - €6.00	€1.88

Options exercised	—	(2,158,526)	€0.96 - €1.71	€1.29
Options granted	(12,363,140)	12,363,140	€1.73 - €2.02	€1.89
Options lapsed		(74,150)	€1.52	—
Options forfeited	3,546,565	(5,676,726)	€0.96 - €6.00	€2.13
Options authorized	—	—	—	—

Balances, December 31, 2005	45,820,277	78,526,053	€0.83 - €6.00	€1.88

The following table summarizes information with respect to stock options outstanding and exercisable as of December 31, 2005:

	Number	Weighted	Number
	of Options	Average Remaining	of Options
Exercise Prices (In Euros)	Outstanding	Contractual Life (Years)	Exercisable

0.83	2,000,000	7.6	1,000,000
0.84	8,000,000	6.7	6,000,000
0.96	50,000	7.3	50,000
1.13	11,144,664	6.9	6,899,143
1.14	20,000	6.6	15,000
1.23	1,700,000	7.6	875,000
1.24	247,875	7.6	52,923
1.25	200,000	7.5	100,000
1.28	133,250	6.7	89,350
1.42	1,000,000	6.5	750,000
1.45	400,000	8.3	100,000
1.46	4,038,125	7.8	1,550,625
1.49	40,000	7.8	20,000
1.52	6,366,400	7.5	3,123,900
1.58	1,000,000	8.4	250,000
1.66	550,000	8.8	137,500
1.71	2,851,700	2.0	2,851,700
1.73	1,365,000	9.4	—
1.77	3,946,800	9.4	—
1.79	1,000,000	8.3	250,000
1.82	650,000	8.9	62,500
1.99	39,000	9.7	—
2.00	5,250,000	9.4	—
2.02	400,000	9.7	—
2.25	4,000,000	6.7	3,000,000
2.29	12,531,650	3.3	12,531,650
2.60	74,200	6.1	55,650
2.68	235,900	6.1	176,925
2.87	15,500	5.8	15,500
2.90	376,400	5.7	376,400
3.17	35,000	5.9	35,000
3.18	50,000	5.9	50,000
3.51	6,797,250	4.5	6,797,250
3.79	301,213	5.5	301,213
4.14	4,650	5.5	4,650
6.00	1,711,476	4.9	1,711,476

	78,526,053	6.4	49,233,355

Weighted average exercise price (options outstanding):		€1.88

Weighted average exercise price (options exercisable):		€2.07

On April 17, 2002, the Company’s Board of Directors voted to approve a rollover plan whereby the employees were offered an option to cancel stock options previously granted under plans adopted in 2000 and received reissued options at a new exercise price. This plan was launched on May 23, 2002 and 17,106,162 stock options with an average exercise price of €4.52 were cancelled on June  5, 2002. 17,034,084 new stock options were granted on December 10, 2002 at an exercise price of €1.13 corresponding to the market price of the Company’s shares on the date of the grant. As of December 31, 2005, 11,199,539 of the stock options resulting from the rollover were outstanding.

Stock options’ fair value is measured by use of a lattice-based option-pricing model. This model is derived from the standard binominal model and takes into account the effects of non-transferability, exercise restriction, as well as behavioral considerations. Inputs of the model were as follows:

	Average	Average Gemplus	Average Stock	Average Risk-
	Contractual	Stock Price on	Option Exercise	Free Interest	Average
	Maturity	Grant Date	Price	Rate	Volatility

Stock options granted in 2002	10 years	€1.13	€1.13	3.30%	53%
Stock options granted in 2003	10 years	€1.29	€1.25	2.34%	43%
Stock options granted in 2004	10 years	€1.79	€1.66	2.64%	38%
Stock options granted in 2005	10 years	€1.84	€1.89	2.78%	34%

For each grant, the volatility was determined by calculating the one-year historical volatility of the Company’s share price returns, over the last 250 market-days prior grant date.

Forfeiture rates as well as early leavers’ statistics (i.e. the likelihood an employee with vested stock options leaves the Company prior to stock options’ contractual maturity) have been estimated based on historical data.

Warrants

The Company has issued certain warrants which have not been exercised and remain outstanding as of December 31, 2005. These warrants give right to purchase 2,561,973 ordinary shares at a purchase price of €2.338 per share at any time before December 2007.

25.	COMPREHENSIVE INCOME

Comprehensive income is the change in equity attributable to equity holders of the Company during the year due to transactions and other events, other than dividends paid, treasury stock and common stock transactions. It includes net income and other comprehensive income for the year. Other comprehensive income is composed of: (i) the current year’s currency translation adjustment; (ii) the current year’s unrealized gains and losses on available-for-sale securities, net of tax; and (iii) the changes in fair value of effective hedges, net of tax.

The components of other comprehensive income in the shareholders’ equity section of the balance sheets as of December 31, 2005, 2004 and 2003, respectively, were as follows:

	As of December 31
	2005	2004	2003
	(In thousands of euros)

Cumulative translation adjustment	(3,284)	(16,411)	(6,460)
Net unrealized gain (loss) on hedging instruments qualifying as effective	(1,123)	28,367	11,030

Other comprehensive income	(4,407)	11,956	4,570

The components of comprehensive income for the years ended December 31, 2005, 2004 and 2003, respectively, were as follows:

	Years Ended December 31
	2005	2004	2003
	(In thousands of euros)

Net income (loss)	91,398	6,291	(158,955)

Change in cumulative translation adjustment	13,127	(9,951)	(8,333)
Change in fair value of derivatives qualifying as effective hedging instruments	(29,490)	17,337	4,332

Change in cumulative other comprehensive income	(16,363)	7,386	(4,001)

Comprehensive net income (loss)	75,035	13,677	(162,956)

26.	NET SALES

Analysis of net sales by category is as follows:

	Years Ended December 31
	2005	2004	2003
	(In thousands of euros)

Sales of goods	900,357	826,644	711,323
Sales of services	36,658	35,591	34,218
Other net sales	1,860	2,799	3,662

Total net sales	938,875	865,034	749,203

License fees and royalties are included in “other net sales”.

27.	EXPENSES BY NATURE

Expenses by nature are as follows:

	Years Ended December 31
	2005	2004	2003
	(In thousands of euros)

Depreciation, amortization and impairment	(41,369)	(56,691)	(95,071)
External labor costs	(19,258)	(41,212)	(28,254)
Employee benefit expenses	(281,176)	(263,005)	(276,507)
Material costs	(367,135)	(327,080)	(285,146)
Other expenses	(163,182)	(150,728)	(198,011)

Total expenses	(872,120)	(838,716)	(882,989)

Employee benefit expenses by nature are as follows:

	Years Ended December 31
	2005	2004	2003
	(In thousands of euros)

Wages and salaries	(255,987)	(246,588)	(259,670)
Pension benefits — Defined contribution plans	(11,850)	(8,922)	(9,580)
Pension benefits — Defined benefit plans (see Note 21)	(3,230)	(2,238)	(1,918)
Share-based compensation expense(1)	(4,320)	—	—
Other expenses	(5,789)	(5,257)	(5,339)

Total employee benefit expenses	(281,176)	(263,005)	(276,507)

(1)	The Company has adopted IFRS 2 Share-based Payments starting January 1, 2005.

Headcount was 6,347, 5,476, and 5,037 as of December 31, 2005, 2004 and 2003, respectively.

28.	FINANCIAL INCOME AND EXPENSE, NET

Financial income and expense, net, consists of the following:

	Years Ended December 31
	2004	2004	2003
	(In thousands of euros)

Financial income	8,821	8,245	10,484
Financial expense	(1,162)	(2,592)	(2,280)

Financial income (expense), net	7,659	5,653	(8,204)

Financial income is mainly composed of the return on short-term investments (see Note 6).

Financial expense is mainly composed of finance lease interest (see Note 19).

29.	OTHER NON-OPERATING INCOME AND EXPENSE, NET

Other non-operating income and expense, net, consists of the following:

		Years Ended December 31
	Notes	2005	2004	2003
		(In thousands of euros)

Change in valuation allowance of available-for-sale financial assets	(16)	(2,807)	(858)	(2,487)
Gain on disposal of available-for-sale financial assets	(16)	4,782	—	—
Net foreign exchange gains (losses)	(31)	(4,276)	(5,900)	(8,652)

Other non-operating income and expense, net		(2,301)	(6,758)	(11,139)

“Net foreign exchange gains (losses)” is mainly composed of the ineffective portion of hedging instruments, and of exchange gains and losses on transactions of subsidiaries whose currency exposure is not managed at the Company’s corporate treasury level. Effective portion of hedging instruments, and exchange gains and losses on hedged commercial transactions, are reported in “Cost of sales” (see Note 31).

30.	INCOME TAX EXPENSE

The components of income tax expense are as follows:

	Years Ended December 31
	2005	2004	2003
	(In thousands of euros)

Current taxes	(7,035)	(9,292)	(3,329)
Deferred taxes	26,851	(3,661)	(11,344)

Total income tax benefit (expense)	19,816	(12,953)	(14,673)

A reconciliation between the reported income tax expense and the theoretical amount that would arise using a standard tax rate is as follows:

	Years Ended December 31
	2005	2004	2003
	(In thousands of euros)

Income (loss) before taxes	71,582	19,244	(144,282)

Income tax calculated at corporate tax rate(1)	(21,746)	(5,846)	43,833
Effect of tax exemption	6,668	1,174	5,438
Effect of different tax rates	8,853	4,679	12,053
Effect of utilization of unrecognized tax assets	9,245	9,706	1,854
Effect of the reassessment of the recognition of deferred tax assets	25,767	(2,901)	(8,648)
Effect of unrecognized tax assets	(6,474)	(12,829)	(53,689)
Provision for tax risks (see Note 20)	660	(1,559)	186
Discounting of carry back receivable (see Note 20)	—	(3,018)	—
Effect of expenses non deductible and revenues non taxable and others	(3,157)	(14)	(5,659)
Effect of goodwill amortization resulting from mergers and acquisitions	—	(2,345)	(10,041)

Income tax benefit (expense)	19,816	(12,953)	(14,673)

(1)	Luxemburg tax rate of 30.38% in 2005, 2004 and 2003.

At each balance sheet date, the Company reassesses the recognition of its deferred tax assets. The Company recognizes deferred tax assets when it determines that it is more likely than not that the asset will be recovered from future taxable income within a reasonable time frame. This time frame reflects the rapid technological changes and corresponding shifts in customer demand to which the Company is subject. The Company returned to profitability in 2004, a trend which has been confirmed in 2005. This led the Company to recognize in 2005 deferred tax assets in certain tax jurisdictions.

In 2005, previously unrecognized deferred tax assets were recognized for an amount of €25,767 thousand, in France, Germany, Mexico and Italy. In 2004 and 2003, the Company reduced the amount of deferred tax assets recognized in previous years by €2,901 thousand and €8,648 thousand, respectively, primarily reflecting the impact of business changes in certain tax jurisdictions.

The components of the net deferred tax assets recorded at December 31, 2005, 2004 and 2003 are as follows:

	As of December 31
	2005	2004	2003
	(In thousands of euros)

ASSETS
Loss carryforwards	24,104	3,098	29,223
Excess book over tax depreciation and amortization	1,844	1,091	1,585
Other temporary differences	10,021	2,253	1,635

Total(1)	35,969	6,442	32,443

To be recovered after more than 12 months	26,922	3,621	29,163
To be recovered within 12 months	9,047	2,821	3,280

LIABILITIES
Excess tax over book depreciation and amortization	(7,121)	(178)	(294)
Other temporary differences	(414)	—	(289)

Total	(7,535)	(178)	(583)

Payable after more than 12 months	(7,121)	(178)	(294)
Payable within 12 months	(414)	—	(289)

Deferred tax assets, net	28,434	6,264	31,860

Deferred tax assets	32,788	6,264	31,860
Deferred tax liabilities	4,354	—	—

(1)	Unrecognized deferred tax assets amounted to €307,905 thousand at December 31, 2005 (€328,339 thousand and €212,368 thousand at December 31, 2004 and 2003, respectively).

The Company had no net deferred tax liability at December 31, 2004 and 2003. As of December 31, 2005, the Company had net deferred tax liabilities for an amount of €4,354 thousand, mostly due to the fact that the assets acquired as part of the Setec business combination (see Note 5) have been recognized at their fair value whereas, for tax purposes, the assets retain their basis in hands of the seller.

In 2003, 2004 and 2005, the Company did not recognize potential deferred tax assets in amounts of €212,368 thousand, €328,339 thousand and €307,905 thousand, respectively, excluding amounts subject to change of ownership limitations (€7,412 thousand , €6,796 thousand and €7,775 thousand, respectively, as of December 31, 2003, 2004 and 2005).

The Company offsets deferred tax assets and liabilities when it has a legally enforceable right to set off current tax assets against current tax liabilities, both of which relate to income taxes levied by the same taxation authority.

The gross variation in deferred income tax assets is as follows:

	2005	2004
	(In thousands of euros)

As of January 1	6,264	31,860

Income statement benefit (charge)	26,851	(3,661)
Acquisition of subsidiaries	(5,550)	—
Impact of tax loss carryback election (see Note 20)	—	(24,040)
Other balance sheet reclassifications	511	2,178
Exchange differences	358	(73)

As of December 31	28,434	6,264

Loss carryforwards

As at December 31, 2005, the Company had total deferred tax assets available related to net operating loss carryforwards in the amount of €331,254 thousand. The carryforward of €20,272 thousand is limited to 20 years from the year the losses arose and substantially all of the remainder may be used indefinitely.

Taxes on undistributed earnings

Deferred taxes on the undistributed earnings of the Company’s foreign subsidiaries are provided for unless the Company intends to indefinitely reinvest the earnings in the subsidiaries. The Company intends to indefinitely reinvest undistributed earnings of its foreign subsidiaries in most countries. For subsidiaries where the Company does not have this intention, a distribution of the related earnings would not trigger taxes. Thus, the Company did not provide for deferred taxes on the earnings of those subsidiaries.

31.	NET FOREIGN EXCHANGE GAINS (LOSSES)

The foreign exchange gains and losses (charged) credited to the Consolidated Statement of Income are included as follows:

	Years Ended December 31
	2005	2004	2003
	(In thousands of euros)

Net sales	8,580	—	—
Cost of sales	—	15,204	12,494
Research and development expenses	—	—	—
Selling and marketing expenses	—	—	—
General and administration expenses	—	—	—
Other non-operating income (expense), net (see Note 29)	(4,276)	(5,900)	(8,652)

Total net foreign exchange gains (losses)	4,304	9,304	3,842

Effective portion of qualified hedging instruments is recorded within operating income. Ineffective portion of qualified hedging instruments and exchange gains and losses on transactions not hedged are recorded within non-operating income (expense).

Since January 1, 2005, foreign exchange gains or losses arising from the Company’s business activities and qualified hedges under IAS 39 are no longer exclusively recorded in cost of sales. Instead, the gains or losses are allocated to the portion of the income statement relating to the underlying currency exposure.

32.	NET INCOME (LOSS) PER SHARE CALCULATION

A reconciliation of the numerator and denominator of basic and diluted net income per share is provided as follows:

As net loss was reported in 2003, the dilutive effects of stock options, warrants and shares to be issued were excluded from the net loss per share calculation in this period, as the effect would be anti-dilutive.

Gemplus SA shares to be contributed are included in the weighted average number of common shares outstanding (see Note 23).

	Years Ended December 31
	2005	2004	2003
	(In thousands of euros,
	except shares and per share data)

Net income (loss) attributable to equity holders of the Company (numerator)	89,890	4,674	(161,107)
Shares used in basic net income (loss) per share calculation (denominator):
Weighted average number of common shares outstanding	618,337,539	606,672,060	605,658,965

Dilutive effect of stock options	16,457,030	12,350,412	5,625,142

Weighted average diluted number of shares outstanding	634,794,569	619,022,472	611,284,107
Shares used in diluted net income (loss) per share (denominator)	634,794,569	619,022,472	605,658,965

Net income (loss) per share attributable to equity holders of the Company (in euros)
Basic	0.15	0.01	(0.27)
Diluted	0.14	0.01	(0.27)

33.	SEGMENT INFORMATION

33.1	Primary reporting format — operating segments

In 2005, the Company continued to report in three operating segments: (i) Telecommunications segment, (ii) Financial Services segment, and (iii) Identity and Security segment, according to the operating structure set up in 2004.

There are no changes with respect to the Telecommunications segment, which includes the wireless solutions, as well as prepaid telephone cards and other products.

The Financial Services segment remains unchanged and includes systems and services based on chip card technology in areas such as financial services, loyalty programs, transportation access and pay-television, as well as magnetic strip plastic cards for banking applications.

The Identity and Security segment is unchanged and includes systems and services based on chip card technology in areas such as national identification, healthcare, driver’s license, car registration, passport and visa, e-government secured services, physical and logical access control as well as smart card readers and interfacing technologies.

The Company’s activities in Financial Services and Identity and Security segments include the sales of chip card readers to the Company’s customers and chip card interfacing technologies to device manufactures.

These three segments have different customer bases, and each of them has separate financial information available.

Management evaluates these segments regularly, decides how to allocate resources and assesses their performance. The Company’s management makes decisions about resources to be allocated to the segments and assesses their performance using net sales, gross profit and operating income (loss). The Company does not identify or allocate assets to the operating or geographic segments nor does management evaluate the segments on this criterion on a regular basis.

The accounting policies of the segments are substantially the same as those described in the summary of significant accounting policies as discussed in Note 2.

The following tables present selected segment data for the years ended December 31, 2005, 2004 and 2003:

	Years Ended December 31
	2005	2004	2003
	(In thousands of euros)

Net sales
Telecommunications	654,516	641,775	542,534
Financial Services	202,870	182,237	168,167
Identity and Security	81,489	41,022	38,502

Net sales	938,875	865,034	749,203

Gross profit
Telecommunications	241,517	220,781	166,776
Financial Services	41,873	37,672	31,951
Identity and Security	26,518	12,048	8,529

Gross profit	309,908	270,501	207,256

Operating expenses
Telecommunications	(158,657)	(148,982)	(196,123)
Financial Services	(43,198)	(63,948)	(88,527)
Identity and Security	(41,298)	(31,253)	(56,392)

Operating expenses	(243,153)	(244,183)	(341,042)

Operating income (loss)
Telecommunications	82,859	71,799	(29,347)
Financial Services	(1,325)	(26,276)	(56,576)
Identity and Security	(14,779)	(19,205)	(47,863)

Operating income (loss)	66,755	26,318	(133,786)

33.2	Secondary reporting format — geographical segments

The Company’s three business segments operate in three main geographical areas, even though they are managed on a worldwide basis.

The following is a summary of sales to external customers by geographic area for the years ended 2005, 2004 and 2003:

	Years Ended December 31
	2005	2004	2003
	(In thousands of euros)

Europe, Middle East and Africa	491,050	443,141	407,718
Asia	172,649	194,292	171,860
Americas	275,176	227,601	169,625

Net sales	938,875	865,034	749,203

Revenues from external customers are based on the customers’ billing location. Accordingly, there are no sales transactions between operating segments. The Company does not allocate long-lived assets by location for each geographic area. The Company’s country of domicile is Luxemburg in which sales to customers are insignificant.

34.	DIVIDENDS PER SHARE

The Company did not pay any dividend during 2005, 2004 and 2003.

35.	FINANCIAL ASSETS AND LIABILITIES AT FAIR MARKET VALUE

Derivative financial instruments (forward exchange contracts; currency options contracts) are accounted for at fair value. Non marketable investments for which fair value cannot be measured reliably are carried at cost, net of any accumulated impairment. The carrying amount of financial assets and liabilities which can be measured reliably is a reasonable approximation of their fair value.

36.	SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

Cash paid for interest and income taxes are as follows:

	Years Ended December 31
	2005	2004	2003
	(In thousands of euros)

Cash paid for:
Interest	1,666	1,987	3,069
Income taxes	9,591	36,206	3,651

Changes in trade accounts receivable and related current liabilities are as follows:

	As of	Change in		Acquisition of		As of
	January 1,	Working	Currency	Subsidiary		December 31,
	2005	Capital	Adjustments	(See Note 5)	Transfers	2005
	(In thousands of euros)

Trade accounts receivable, net	(148,512)	(15,590)	(9,010)	(9,910)	—	(183,022)
Related current liabilities	22,545	3,457	893	4,679	—	31,574

Trade accounts receivable and related current liabilities	(125,967)	(12,133)	(8,117)	(5,231)	—	(151,448)

Changes in trade accounts payable and related current assets are as follows:

	As of	Change in	Change in		Acquisition		As of
	January 1,	Working	Non-Trade	Currency	of Subsidiary		December 31,
	2005	Capital	Accounts Payable	Adjustments	(See Note 5)	Transfers	2005
	(In thousands of euros)

Trade accounts payable net	94,025	3,589	155	2,146	5,303	867	106,085
Related current assets	(12,548)	(2,767)	(674)	(402)	(1,294)	398	(17,287)

Trade accounts payable and related current assets	81,477	822	(519)	1,744	4,009	1,265	88,798

Changes in inventories are as follows:

	As of	Change in		Acquisition		As of
	January 1,	Working	Currency	of Subsidiary		December 31,
	2005	Capital	Adjustments	(See Note 5)	Transfers	2005
	(In thousands of euros)

Inventories	(115,610)	22,661	(4,394)	(10,330)	—	(107,673)

Changes in salaries, wages and other include mainly the following:

	As of	Change in				As of
	January 1,	Working	Currency	Acquisition		December 31,
	2005	Capital	Adjustments	of Subsidiary	Transfers	2005
	(In thousands of euros)

Salaries, wages	55,198	2,437	1,335	3,844	(76)	62,738
Other operating (assets) and liabilities	(4,191)	1,992	(554)	291	(1,556)	(4,018)

Salaries, wages and other	51,007	4,429	781	4,135	(1,632)	58,720

Depreciation, amortization and impairment include the following:

	Years Ended December 31
	Notes	2005	2004	2003
		(In thousands of euros)

Property, plant and equipment, depreciation	(11)	33,136	42,243	51,064
Goodwill amortization and impairment	(12)	—	7,718	33,051
Other intangible assets depreciation	(14)	8,233	6,730	10,956

Depreciation, amortization and impairment		41,369	56,691	95,071

Changes in value-added and income taxes are as follows:

	As of	Change in				As of
	January 1,	Working	Currency	Acquisition		December 31,
	2005	Capital	Adjustments	of Subsidiary	Transfers	2005
	(In thousands of euros)

Value-added and income taxes	4,175	(1,021)	95	2,800	(699)	5,350

37.	COMMITMENTS AND CONTINGENCIES

Legal proceedings

On May 26, 2005, the Aix-en-Provence Court of Appeal rendered a decision in favor of Gemplus SA in a proceeding originally brought by Mr. Alain Nicolaï. That decision reversed a judgment of the Marseille Commercial Court against Gemplus SA in the amount of €21,952 thousand, and ordered the reimbursement of an escrow in such amount that Gemplus SA had established in 2004. In 2005, the Company recorded the reimbursement of the escrow, and reversed a provision for this matter that it had recorded on December 31, 2004, in the amount of €5,200 thousand. The claimants in this action have filed requests for further review by the French Supreme Court and the Aix-en-Provence Court of Appeal, which are currently pending, and which the Company believes are without merit.

In 2000, Marc Lassus, a former chairman of the Company’s Board, was granted a loan of €71,900 thousand to finance the exercise of stock options. In December 2001, Mr. Lassus ceased his positions with the Company. In the second quarter of 2002, the Company learned that Mr. Lassus had financial difficulties that would affect his ability to repay the loan. Accordingly, the Company recorded a provision amounting to €67,582 thousand, taking into account an outstanding liability of USD 10,000 thousand (corresponding to €8,392 thousand, €7,335 thousand and €8,001 thousand as of December 31, 2005, 2004 and 2003, respectively) relating to a severance payment and an amount of €1,545 relating to employment payments, which are conditioned on reimbursement of the loan. In proceedings brought by the Company, in April 2004, an arbitral tribunal issued a final award in favor of the Company and its indirect subsidiary against Mr. Lassus in the amount of €71,900 thousand, plus accrued interest and attorneys’ fees and costs. The Company has not forgiven the loan or released the arbitration award.

Prior to 2005, the Company recorded a provision of €9,000 thousand for the risks related to a patent legal action under the caption “Non-current portion of provisions” (see Note 20.1). Because some risks remain in certain areas, the Company has decided to maintain this provision as of December 31, 2005. In the first quarter of 2006, the Company estimates on the basis of the changes in circumstances regarding these risks to reduce this provision to €6,000 thousand.

In the first quarter of 2006, the Sanctions Commission of the Autorité des Marchés Financiers (“AMF”) imposed upon the Company a fine of €600 thousand. This sanction was in respect of the documents de référence filed by the Company in respect of the years 2000 and 2001. The Commission ruled that the Company had not communicated any misleading information with respect to its accounting results. The Company has decided to appeal this decision before the Paris Court of Appeal. The Company recorded a provision in the amount of €600 thousand in respect of this matter in the fourth quarter of 2005.

As of December 31, 2005, 2004 and 2003, there is no situation where no accrual is made for a loss contingency because the amount of loss cannot be reasonably estimated, or because the probability that the loss may have been incurred is less than probable and more than possible.

In addition to the legal action and claims mentioned above, the Company is subject to legal proceedings, claims and legal actions arising in the ordinary course of business. The Company’s management does not expect that the ultimate costs to resolve these other matters will have a material adverse effect on the Company’s consolidated financial position, results of operations or cash flows.

Contractual obligations

The Company leases some of its manufacturing and office space under non-cancelable operating leases. These leases contain various expiration dates and renewal options. Future minimum lease payments under all non-cancelable operating leases as of December 31, 2005, 2004 and 2003 are described in the table below.

As of December 31, 2005, 2004 and 2003, the Company’s contractual obligations are as follows:

Schedule of Payments

	Contractual Obligations as of December 31, 2005
	Total	Less Than 1 Year	1 to 5 Years	More Than 5 Years
	(In thousands of euros)

Borrowings	725	131	512	82
Finance lease obligations	35,811	6,595	20,903	8,313
Operating lease obligations	35,778	10,123	16,004	9,651
Purchase obligations(1)	114,506	110,612	3,894	—
Other long-term obligations	—	—	—	—

Total	186,820	127,461	41,313	18,046

(1)	Including €69,400 thousand related to microprocessor chips purchase commitments.

Schedule of Payments

	Contractual Obligations as of December 31, 2004
	Total	Less Than 1 Year	1 to 5 Years	More Than 5 Years
	(In thousands of euros)

Borrowings	—	—	—	—
Finance lease obligations	44,549	7,235	25,392	11,922
Operating lease obligations	18,412	3,894	6,119	8,399
Purchase obligations(2)	60,934	60,934	—	—
Other long-term obligations	—	—	—	—

Total	123,895	72,063	31,511	20,321

(2)	Including €46,800 thousand related to microprocessor chips purchase commitments.

Schedule of Payments

	Contractual Obligations as of December 31, 2003
	Total	Less Than 1 Year	1 to 5 Years	More Than 5 Years
	(In thousands of euros)

Borrowings	—	—	—	—
Finance lease obligations	51,151	7,377	25,961	17,813
Operating lease obligations	16,098	5,187	7,446	3,465
Purchase obligations(3)	79,202	78,106	1,096	—
Other long-term obligations	—	—	—	—

Total	146,451	90,670	34,503	21,278

(3)	Including €54,500 thousand related to microprocessor chips purchase commitments.

As of December 31, 2005, 2004 and 2003, no obligations or commitments other than those disclosed in the note above would have a significant impact on the Company’s Consolidated Financial Statements.

Off-balance sheet arrangements

The Company enters into off-balance sheet arrangements in the ordinary course of its business. These arrangements include purchase and lease obligations, operating leases (both presented in the tabular disclosure of contractual obligations above) and bank guarantees issued to third parties.

Bank guarantees issued to third parties can be presented as follows:

	As of December 31
	2005	2004	2003
	(In thousands of euros)

Performance, down payment and bid bonds	11,670	10,340	10,817
Other bank guarantees related to operations	2,514	3,811	6,518

Total bank guarantees issued to third party	14,184	14,151	17,335

As of December 31, 2005, bank guarantees, mainly performance bonds and bid bonds, amounted to €14,184 thousand. These guarantees are issued as part of the Company’s normal operations in order to secure the Company’s performance under contracts or tenders for business. These guarantees become payable based upon non-performance of the Company.

As of December 31, 2005, guarantees related to operations included an amount of €2,079 thousand (2004: €2,658 thousand) relating to a potential liability in respect of the restricted cash in China (see Notes 10 and 38). In 2005, the Company recorded a provision in an amount of €603 thousand with respect to this guarantee.

38.	RELATED PARTY TRANSACTIONS

The following transactions were carried out with related parties:

a)	Key management

Compensation of key management personnel

The compensation of key management personnel (persons having the authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly, including any director — whether executive or otherwise — of the Company) paid in 2005, 2004 and 2003 by the Company is summarized as follows:

	Years Ended December 31
	2005	2004	2003
	(In thousands of euros)

Salaries and other short-term employee benefits	8,834	8,052	6,191
Termination benefits	1,393	261	1,219
Post-employment benefits	33	19	—
Other long-term benefits	—	—	—
Share-based compensation expense(1)	1,694	—	—

Total compensation of key management personnel	11,954	8,332	7,410

(1)	The Company has adopted IFRS 2 Share-based Payments starting January 1, 2005. Accounting for Share-based compensation under IFRS 2 would have resulted in a compensation expense amounting to €1,117 thousand and €371 thousand for the year ended December 31, 2004, and 2003 respectively.

During 2005, 2004 and 2003, the Company has issued, respectively 7,870,000, 2,400,000 and 3,650,000 stock options to the members of its key management personnel. During 2005, the Company also granted 500,000 restricted shares to a member of its key management personnel.

Loans to key management personnel

In 2002 and 2003, loans totaling an amount of €317 thousand were granted to three members of the key management personnel. As of December 31, 2003, these loans were fully reimbursed. In 2000, a loan was granted to Mr. Lassus and has not been reimbursed as of December 31, 2005 (see Note 37).

During 2005, 2004 and 2003, no loans were granted to key management personnel.

b)	Purchases of goods and services

	Years Ended December 31
	2005	2004	2003
	(In thousands of euros)

Associates	4,277	3,192	940
Related parties	10,844	6,146	6,679

Total purchases of goods and services	15,121	9,338	7,619

In 2005, an affiliate of the Company entered into an agreement with Dell Products to purchase computer equipment for the Company and its affiliates. The Company estimates that it will purchase up to €4,000 thousand of equipment under this agreement in the period commencing in 2005 through December 31, 2006. Mr. Alex Mandl, the Company’s CEO and one of its directors, is also a director of Dell Computer Corporation. Mr. Mandl had no involvement in this transaction.

In 2005, a subsidiary of the Company entered into an agreement for the provision of human resources management services with SuccessFactors, Inc., a California company, in which TPG Ventures, LP holds a 20% equity interest and has board representation. The contract is valued at approximately €300 to 400 thousand.

TPG Ventures, LP is under common control with TPG Partners III, LP, which holds an equity interest in the Company. Messrs. David Bonderman and William S. Price III, who are directors of the Company, are also officers, directors and equity owners of the entities that manage and control TPG Partners III, LP and TPG Ventures, LP. Mr. Geoffrey Fink, who is also a director of the Company, is a principal of the manager of TPG Partners III, LP. Messrs. Bonderman, Price and Fink had no involvement in the approval of this transaction.

In 2005, an affiliate of the Company entered into an agreement with DataCard Corporation, a US company, to purchase equipment and related services (software, maintenance and training), spare parts and consumables until the end of 2007 for the Company and its affiliates. In 2005, the Company purchased €8,115 thousand of equipment and services under this agreement. DataCard Corporation is a related party to certain individual members of the Quandt family who themselves control entities which are shareholders of the Company. The individual members of the Quandt family had no involvement in this transaction.

c)	Sales of goods and services

	Years Ended December 31
	2005	2004	2003
	(In thousands of euros)

Associates	555	—	—
Related parties	85	—	—

Total sales of goods and services	640	—	—

In 2005, an affiliate of the Company entered into an agreement with Clear2Pay Services NV, a Belgian company, to supply certain volumes of chip cards for up to €210 thousand. Mr. Michel Akkermans, one of the Company’s directors, is also the chairman and CEO of Clear2Pay. Mr. Akkermans had no involvement in this transaction.

In 2005, an affiliate of the Company entered into an agreement with Sim2Travel Inc., a Taiwanese company, to supply certain volumes of chip cards for approximately €240 thousand. Mr. Kurt Hellström, one of the Company’s directors, is also a director and minority investor of Sim2Travel Inc. Mr. Hellström had no involvement in this transaction.

d)	Year-end balances arising from sales/purchases of goods and services

	December 31
	2005	2004	2003
	(In thousands of euros)

Receivables from:
Associates	295	—	—
Related parties	—	—	—

Total receivables	295	—	—

	December 31
	2005	2004	2003
	(In thousands of euros)

Payables to:
Associates	279	405	173
Related parties	2,140	1,379	1,385

Total payables	2,419	1,784	1,558

e)	Loans receivable from/payable to Associates

As of December 31, 2005, the Company had loans receivable from Associates for an amount of €495 thousand. As of December 31, 2005, the Company had no loans payable to Associates.

f)	Related Party Transactions

GemVentures 1 NV, a wholly owned subsidiary of the Company and Dassault Multimedia SAS are minority shareholders of Welcome Real Time SA. Mr. Thierry Dassault, who was one of the Company’s directors until April 2004, is also the Chairman of Dassault Multimedia, which is part of Groupe Industriel Marcel Dassault, which is a shareholder of the Company. On October 9, 2003, GemVentures and Dassault Multimedia entered into an agreement providing for a loan by GemVentures to Dassault Multimedia of Welcome Real Time shares constituting 1.5% of Welcome Real Time’s capital. The loan grants Dassault Multimedia the dividend and voting rights associated with the shares in exchange for the right to receive a certain percentage of any dividends that Dassault Multimedia might receive in respect of the loaned shares. Upon expiration of the agreement on September 30, 2009, Dassault Multimedia is obligated to return the shares to GemVentures. Upon the occurrence of certain events set forth in the agreement, GemVentures may request that the shares will be returned within two months from the date of the event. On the same date, GemVentures also entered into another agreement with an unrelated party for the loan of the same number of Welcome Real Time shares on identical arm’s-length terms.

On March 9, 2004, Apeera Inc. entered into a share and asset purchase agreement with Intuwave Ltd by which the shares of Apeera France SAS, a wholly owned subsidiary of Apeera Inc., and certain assets were sold to Intuwave for a consideration payable in shares with a value of €3,000 thousand, plus an additional €1,000 thousand upon fulfillment of certain technological and commercial conditions. GemVentures (a wholly owned subsidiary of the Company) and TPG Ventures, L.P., both shareholders of Apeera Inc., were parties to such agreement for the purposes of guaranteeing the obligations of Apeera Inc., in respect of the warranties and indemnities given by Apeera Inc. TPG Ventures, L.P. is managed by Texas Pacific Group, which is a shareholder of our Company. Three of our Directors are respectively managing partners and a principal of Texas Pacific Group.

On July 30, 2004, Certplus SA, a French company in which Gemplus Trading SA, indirectly a wholly owned subsidiary of the Company, holds 99.9% of the shares, and Infrasec, a French company, entered into a contribution agreement. As a result of this agreement, Certplus contributed to Infrasec its certification services operator business division. In return, Certplus received 19.1% of the shares of Infrasec. Dassault Multimedia, which is part of Groupe Industriel Marcel Dassault, which is a shareholder of the Company, became shareholder of Infrasec with 1.2% of the share capital of Infrasec, and Mr. Thierry Dassault, who was one of the Company’s directors until April 2004, has become Chairman of the Board of Directors of Infrasec. Thereafter Infrasec was renamed as Keynectis and Certplus was renamed as Gemplus Participations.

Tianjin Gemplus Smart Card Co. Ltd (“TGSC”) is a joint venture established initially between a French subsidiary of the Company, Gemplus SA, owning 51% of the total equity interest in TGSC, and Tianjin Telephone Equipments Factory (“TTEF”) owning the remaining 49% of the total equity interest in TGSC. Gemplus (Tianjin) New Technologies Co. Ltd (“GTNT”), an indirectly wholly-owned subsidiary of the Company, has agreed to make a time deposit with China Everbright Bank (the “Bank”) following a pledge, in favor of the Bank, by TTEF of 30% of the total equity interest to secure a loan of CNY 90,000 thousand made by the Bank to TTEF. Afterwards, TTEF transferred its whole equity interest held in TGSC to a parent company named Tianjin Zhong Tian Telecommunications Co. Ltd (“ZT”) with Gemplus SA consent subject to an increase of the pledge from 30% to 45.8% of the total equity interest in TGSC. In the event of (i) a failure to comply with conditions and warranties agreed by TTEF and/or Shanghai Post Telecommunications Equipment (“SPTE”) which are the co-shareholders of ZT, and (ii) the subsequent activation of the pledge, GTNT or the Company would have to purchase back the whole equity interest held by ZT in TGSC, using the amount of the time-deposit. As of December 31, 2005, CNY 20,000 thousand (€2,079 thousand as of December 31, 2005) remains to be reimbursed by TTEF under the loan agreement, secured by a corresponding time deposit amount made by GTNT (see Note 10).

In 2005, TGSC (the joint venture between a French subsidiary of the Company, Gemplus SA, owning 51% of the total equity interest in TGSC, and Tianjin Zhong Tian Telecommunications Co. Ltd (“ZT”) owning the remaining 49% of the total equity interest in TGSC) entered into a tripartite loan agreement with ZT and China

Construction Bank, pursuant to which TGSC agreed to make available to the Bank a loan of CNY 5,000 thousand, for a loan to be granted by the Bank to ZT. ZT is responsible for the repayment of the loan and its repayment is secured out of the 2005 dividends of TGSC to be declared. As of December 31, 2005, the entire amount of the loan (€520 thousand) remained to be reimbursed.

In 2005, an executive vice president of the Company, exercised warrants granted to him in 2001 for the purchase of 3,934 shares in Gemventures 1 NV, a wholly-owned subsidiary of the Company. Pursuant to a put option agreement between the Company and this executive entered into in 2001, the Company acquired in 2005 the 3,934 shares in Gemventures 1 NV purchased by this executive for €393 thousand, with additional payments to be made to this executive if Gemventures NV 1 realizes certain financial gains. Such an additional consideration has been accrued for this executive in an amount of €170 thousand in 2005.

39.	EVENTS AFTER THE BALANCE SHEET DATE

On February 28, 2006, the Company’s shareholders approved a distribution of reserves (share premium) of an amount of €0.26 per share, subject to the satisfaction of a condition precedent relating to the completion of the proposed combination with Axalto Holding NV. The total amount of the distribution would be approximately €164,000 thousand, based on the number of shares currently outstanding, and would equal approximately €185,000 thousand on a fully diluted basis.

40.	DIFFERENCES BETWEEN INTERNATIONAL FINANCIAL REPORTING STANDARDS AS ADOPTED BY THE EU AND AS ADOPTED BY THE IASB AND US GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The Company’s Consolidated Financial Statements are prepared in accordance with IFRS as adopted by the EU, which differ in certain respects from generally accepted accounting principles in the United States (US GAAP). There are no differences between IFRS as adopted by the EU and IFRS as adopted by the IASB, as applied to the Company.

The principal differences between IFRS as adopted by the EU and US GAAP are presented below with explanations of certain adjustments that affect consolidated net income and total shareholders’ equity:

	Years Ended December 31
	2005	2004	2003
		(Restated)
	(In thousands of euros, except shares
	and per share amounts)

Net income (loss) in accordance with IFRS	91,938	6,291	(158,955)
Minority interest	(1,508)	(1,617)	(2,152)
Capitalized development costs	—	—	7,321
Goodwill amortization on consolidated subsidiaries	—	7,718	13,172
Goodwill impairment on consolidated subsidiaries	—	—	(34,893)
Goodwill amortization and impairment on investments in associates	—	2,810	3,199
Reversal of restoration of impairment losses on long-lived assets	117	19	(2,555)
Stock options accounting	2,689	(6,950)	(6,399)
Purchase accounting	—	—	(837)
Discounting of tax carryback receivable	(1,095)	2,754	—
Deferred combination costs	(3,259)	—	—
Other differences	(9)	(57)	26
Deferred tax effect of US GAAP adjustments	(35)	(3)	393

Total differences between US GAAP and IFRS	(3,100)	4,674	(22,725)

Net income (loss) in accordance with US GAAP	88,838	10,965	(181,680)

Change in cumulative other comprehensive adjustment in accordance with IFRS	(16,364)	7,386	(4,001)
Currency translation adjustment	(934)	(2)	1
Change in minimum pension liability	(1,784)	(659)	239
Other comprehensive income (loss) in accordance with US GAAP, net of tax	(19,082)	6,725	(3,761)

Comprehensive income (loss) in accordance with US GAAP	69,756	17,690	(185,441)

Net income (loss) per share in accordance with US GAAP:
Basic	0.14	0.02	(0.30)
Diluted	0.14	0.02	(0.30)

Number of shares:
Basic	618,337,539	606,672,060	605,658,965
Diluted	634,794,569	619,022,472	605,658,965

	December 31
	2005	2004	2003
		(Restated)
	(In thousands of euros)

Shareholders’ equity in accordance with IFRS	837,706	721,313	707,085

Minority interest	(12,837)	(10,701)	(12,073)
Goodwill amortization on consolidated subsidiaries	45,883	45,883	38,165
Goodwill impairment on consolidated subsidiaries	(12,769)	(12,769)	(12,769)
Goodwill amortization and impairment on investments in associates	8,069	8,069	5,259
Reversal of restoration of impairment losses on long-lived assets	(2,393)	(2,148)	(2,555)
Non-recourse loans	(4,276)	(4,276)	(4,276)
Purchase consideration	(11,292)	(11,292)	(11,292)
Currency translation adjustment	(81)	(137)	(135)
Minimum pension liability	(10,212)	(8,428)	(7,769)
Discounting of tax carryback receivable	1,659	2,754	—
Deferred combination costs	(3,259)	—	—
Other differences	10	19	76
Deferred tax effect of US GAAP adjustments	266	301	363

Total differences between US GAAP and IFRS	(1,232)	7,275	(7,006)

Shareholders’ equity in accordance with US GAAP	836,474	728,588	700,079

Restatement of previously issued US GAAP reconciliation

Accounting for a tax carryback receivable

The Company determined that it was required to restate the discounting of its carryback under US GAAP. A carryback was recognized in 2004. As the cash settlement of this receivable will occur in mid-2007, the carryback has been discounted under IFRS. Under US GAAP, as the carryback is the indirect consequence of a tax settlement and paragraph 3(e) of APB 21 specifically exempts tax settlements from its scope, the impact of discounting has been restated to present the carryback receivable at nominal value.

The following table presents the impact of the restatement adjustment on the Company’s previously reported 2004 US GAAP reconciliation:

	Years Ended December 31
	2004	2004
	(As previously	(Restated)
	reported)
	(In thousands of euros, except shares and per share amounts)

Net income in accordance with IFRS	6,291	6,291
Minority interest	(1,617)	(1,617)
Reversal of restoration of impairment losses on long-lived assets	19	19
Stock options accounting	(6,950)	(6,950)
Goodwill amortization and impairment	10,528	10,528
Discounting of tax carryback receivable	—	2,754
Other differences	(57)	(57)
Deferred tax effect of US GAAP adjustments	(3)	(3)

Total differences between US GAAP and IFRS	1,920	4,674

Net income in accordance with US GAAP	8,211	10,965

Change in cumulative other comprehensive adjustment in accordance with IFRS	7,386	7,386
Change in effect of IFRS/US GAAP adjustments on other comprehensive income	(661)	(661)
Other comprehensive income (loss) in accordance with US GAAP, net of tax	6,725	6,725

Comprehensive income in accordance with US GAAP	14,936	17,690

Net income per share in accordance with US GAAP:
Basic	0.01	0.02
Diluted	0.01	0.02
Number of shares:
Basic	606,672,060	606,672,060
Diluted	619,022,472	619,022,472

	December 31
	2004	2004
	(As previously	(Restated)
	reported)
	(In thousands of euros)

Shareholders’ equity in accordance with IFRS	721,313	721,313

Minority interest	(10,701)	(10,701)
Reversal of restoration of impairment losses on long-lived assets	(2,148)	(2,148)
Non-recourse loans	(4,276)	(4,276)
Purchase consideration	(11,292)	(11,292)
Goodwill amortization and impairment	41,183	41,183
Other comprehensive income	(8,565)	(8,565)
Discounting of tax carryback receivable	—	2,754
Other differences	19	19
Deferred tax effect of US GAAP adjustments	301	301

Total differences between US GAAP and IFRS	4,521	7,275

Shareholders’ equity in accordance with US GAAP	725,834	728,588

Reporting discontinued operations

The Company decided to terminate the activities of its subsidiaries SLP Infoware SA (SLP) in 2003 and Certplus in 2004. Under IFRS, the Company assessed that those activities were not separate lines of business and recorded the impact of the discontinuation of the activity within operating income. Under US GAAP, the Company determined that it was required to report the discontinuation of SLP and Certplus as discontinued operations. Under US GAAP, a component of an entity that has been disposed and in which the entity will not have any significant continuing involvement after the disposal transaction, is reported in discontinued operations.

The following table presents the impact of the restatement adjustments on the Company’s 2004 and 2003 net income (loss) from continuing operations in accordance with US GAAP:

	Years Ended December 31
	2004	2004	2003	2003
	(As reported	(Restated)	(As previously	(Restated)
	above)		reported)
	(In thousands of euros, except shares and per share amounts)

Net income (loss) from continuing operations in accordance with US GAAP	10,965	12,519	(181,680)	(146,093)

Loss on discontinued operations	—	(1,554)	—	(35,587)

Net income (loss) in accordance with US GAAP	10,965	10,965	(181,680)	(181,680)

Net income (loss) from continuing operations per share in accordance with US GAAP:
Basic	0.02	0.02	(0.30)	(0.24)
Diluted	0.02	0.02	(0.30)	(0.24)

Net income (loss) from discontinued operations per share in accordance with US GAAP:
Basic	—	(0.00)	—	(0.06)
Diluted	—	(0.00)	—	(0.06)

Net income (loss) from per share in accordance with US GAAP:
Basic	0.02	0.02	(0.30)	(0.30)
Diluted	0.02	0.02	(0.30)	(0.30)

Explanations of certain adjustments

Minority interest

Under IAS 1 (revised 2003), minority interest is presented within net income. The portion of net income attributable to equity holders of the Company and to minority interest is presented at the foot of the consolidated statements of income. Minority interest is also presented within equity in the consolidated balance sheet. Under US GAAP, net income and shareholders’ equity are presented net of minority interest.

Capitalized development costs

The Company capitalizes certain research and development costs other than for software development where it is expected that the product under development will be produced and will be profitable. Such capitalized research and development costs are amortized over a period no longer than three to five years. Under US GAAP, research and development costs other than for software development are expensed as incurred.

Goodwill amortization and impairment

Under US GAAP, goodwill is not amortized but tested for impairment at least annually at the reporting unit level. If the carrying amount of the reporting unit exceeds its fair value, any excess of the carrying amount of goodwill over the implied fair value of reporting unit goodwill is recorded as an impairment loss. Intangible assets with indefinite useful lives are not amortized but tested for impairment annually, or more frequently if events or circumstances indicate that the asset may be impaired. If the carrying value of an indefinite-lived asset exceeds its fair value, an impairment loss is recognized in an amount equal to that excess.

In 2003 and 2004, under IFRS, the Company amortized goodwill for an amount of €19,199 thousand and €11,953 thousand, respectively. The Company adopted the provisions of IFRS 3 “Business Combinations” whereby goodwill amortization was discontinued as of January 1, 2005 and goodwill is tested annually for impairment at the cash-generating units level.

Under US GAAP, as a result of performing its impairment testing at the reporting unit level, the Company recorded a goodwill impairment charge in 2003 amounting to €57,600 thousand. Under IFRS, the Company performed its impairment testing at the level of the cash-generating units, which are the smallest identifiable group of assets that generate cash inflows.

As a result, for IFRS purposes, certain charges recorded in 2003 under US GAAP have already been considered in a previous period. The Company recorded a goodwill impairment charge of €19,879 thousand in 2003 under IFRS. Under US GAAP, the balance of goodwill as of December 31, 2005, 2004 and 2003 was respectively €118,553 thousand, € 55,101 thousand and € 55,913 thousand.

Reversal of restoration of impairment losses on long lived assets

Under US GAAP, reversal of impairment losses are prohibited whereas under IFRS they are required under certain circumstances.

Stock options accounting

Until December 31, 2004, under IFRS, share-based payment transactions had no impact in the Consolidated Statement of Income. As a result of the adoption of IFRS 2 starting January 1, 2005, the Company charges the cost of these transactions to the income statement. The Company measures the cost of services rendered by reference to the fair value of equity instruments granted (see Note 2.4).

Stock option plans are also treated as compensatory plans under US GAAP. For the purpose of this reconciliation, the Company has adopted Accounting Principles Board Opinion No. 25 “Accounting for Stock Issued to Employees” (APB 25) and related interpretations in accounting for its employees stock options. Under APB 25, unearned compensation is recognized as a reduction in shareholders’ equity when the exercise price of stock options is below the fair value of the underlying shares on the grant date. This approach does not take into account the fair value of the equity instruments granted.

For purposes of financial reporting under US GAAP, the Company is required to follow the disclosure provisions of Statement of Financial Accounting Standards No. 123 (SFAS 123), “Accounting for Stock-Based Compensation”, amended by FAS 148, “Accounting for Stock-Based Compensation — Transition and Disclosure”, which requires that the Company discloses pro forma net income and earnings per share as if the Company’s compensation expense had been calculated using the fair value based method prescribed by SFAS 123.

Had compensation expense for the Plans been determined based upon the estimated grant date fair value using the fair value method as provided by SFAS 123, the Company’s net income and earnings per share for the years ended December 31, 2005, 2004 and 2003, would have been as follows:

	Years Ended December 31
	2005	2004	2003
		(Restated)
	(In thousands of euros, except for earnings per share)

Net income (loss) in accordance with US GAAP, as reported	88,838	10,965	(181,680)
Add: total stock-based compensation expense included in reported net income, net of related tax effect	1,631	6,950	6,399
Deducted: total stock-based compensation expense determined under fair value based method for all awards, net of related tax effects	(13,911)	(27,379)	(17,674)

Pro forma US GAAP net income (loss)	76,558	(9,464)	(192,955)

Earnings per share:
Basic — as reported	0.14	0.02	(0.30)

Basic — pro forma	0.12	(0.02)	(0.32)

Diluted — as reported	0.14	0.02	(0.30)

Diluted — pro forma	1.12	(0.02)	(0.32)

Purchase accounting

Under US GAAP, certain considerations exchanged in a business combination that require continued employment of the selling shareholders, are treated as compensation expenses, with a cumulative impact on the Company’s shareholders’ equity of €11,292 thousand since December 31, 2003. Under IFRS, these considerations are treated as part of the purchase price allocation.

Under IFRS, when accounting for business combinations, additional consideration, which is contingent on achieving specified earnings levels in future periods, is estimated based on the most probable amount payable. Under US GAAP, the fair value of the consideration is recorded only when the contingency is resolved. As of December 31, 2004, additional consideration amounting to €500 thousand was recorded under IFRS in other non-current liabilities against goodwill (€1,000 thousand as of December 31, 2003) in relation to an earn-out provision. This additional consideration was not recorded under US GAAP. Consequently, goodwill and other non-current liabilities have not been reduced. This difference between IFRS and US GAAP had no impact on net income or shareholders’ equity, and as of December 31, 2005, no such difference remains.

Deferred combination costs

The Company incurred certain external costs, which have been deferred under IFRS and will be included in the cost of the proposed business combination to take place in 2006. Under US GAAP, the combination costs are expensed as incurred.

Non-recourse loans

In 2000, the Company entered into arrangements with certain executives whereby they were granted a certain number of options and loans. The loans were treated as non recourse loans at origination. Non-recourse loans are shown as a reduction of shareholders’ equity under US GAAP.

Other comprehensive income

After the implementation of IAS 39, there are no reconciling items between IFRS and US GAAP related to other comprehensive income, except for the accounting for pensions (€10,212 thousand in 2005, €8,428 thousand in

2004 and €7,769 thousand in 2003) and for the foreign currency translation adjustment related to US GAAP adjustments (€81 thousand in 2005, €137 thousand in 2004 and €135 thousand in 2003). FASB Statement No. 87, “Employers’ Accounting for Pension”, requires the Company to recognize a minimum pension liability equal to the amount by which the actuarial present value of the accumulated benefit obligations exceeds the fair value of plan’s assets, i.e. the unfunded amount. This liability is recorded, net of tax, within other comprehensive income.

41.	OTHER REQUIRED DISCLOSURES UNDER US GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

Income taxes

The components of income (loss) before tax and minority interest are as follows:

Years Ended December 31	2005	2004	2003
	(In thousands of euros)

Domestic(1)	7,683	19,590	14,195
Foreign	63,899	(346)	(158,477)

Income (loss) before tax and minority interest	71,582	19,244	(144,282)

(1)	Luxemburg.

Presentation of the Consolidated Statement of Income

The operating income (loss) would have been as follows under US GAAP:

Years Ended December 31	2005	2004	2003
	(In thousands of euros)

Operating income (loss) in accordance with IFRS	66,755	26,318	(133,786)

Goodwill amortization on consolidated subsidiaries	—	7,718	18,237
Reversal of restoration of impairment losses on long-lived assets	117	19	(2,555)
Purchase consideration	—	—	(837)
Capitalized development costs	—	—	7,321
Stock options accounting	2,689	(6,950)	(6,399)
Deferred combination costs	(3,259)	—	—
Other differences	9	(57)	26

Operating income (loss) in accordance with US GAAP as previously reported	66,311	27,048	(154,467)

Loss on discontinued operations	—	(1,554)	(35,587)

Operating income (loss) in accordance with US GAAP as restated	66,311	28,602	(118,880)

Recently issued accounting standards under US GAAP, which could affect the reconciliation

In November 2004, the FASB issued Statement of Financial Accounting Standards No. 151, “Inventory Costs” (FAS 151). FAS 151 amends the guidance in Accounting Research Bulletin No. 43, Chapter 4, “Inventory Pricing”, to clarify that abnormal amounts of idle facility expense, freight, handling costs and wasted materials (spoilage) should be recognized as current-period charges and requires the allocation of fixed production overheads to inventory based on normal capacity of the production facilities. This statement is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The adoption of FAS 151 is not expected to have an impact on the Company’s financial position, results of operations or cash flows.

In December 2004, the FASB issued FAS 123 (revised 2004), “Share-Based Payment” (FAS 123R) which is effective in annual periods commencing after June 15, 2005 and will require that the Company use the fair value method to calculate the expense related to employee share based awards. The Company currently uses the intrinsic value method to measure compensation expense for share-based awards to the Company’s employees. Included in the US GAAP disclosures is the pro forma net income and earnings per share as if the Company had used a fair-value-based method similar to the methods required under FAS 123R to measure the compensation expense for employee share awards during its 2005, 2004 and 2003 fiscal years. The Company uses the fair value method under IFRS.

In March 2005, the SEC issued Staff Accounting Bulletin (“SAB”) 107, which offers guidance on FAS 123R. SAB 107 was issued to assist preparers by simplifying some of the implementation challenges of FAS 123R while enhancing the information that investors receive. SAB 107 creates a framework that is premised on two overarching themes: (a) considerable judgment will be required by preparers to successfully implement FAS 123R, specifically when valuing employee stock options; and (b) reasonable individuals, acting in good faith, may conclude differently on the fair value of employee stock options. Key topics covered by SAB 107 include valuation models, expected volatility and expected term. In October 2005, the FASB issued FSP FAS 123(R)-2, “Practical Accommodation to the Application of Grant Date as Defined in FAS 123(R)”. In November 2005, the FASB issued FSP FAS 123(R)-3, “Transition Election Related to Accounting for the Tax Effects of Share-Based Payment Awards”. These interpretations provide further guidance on the implementation of FAS 123R as set out in their respective titles. The Company will apply the principles of SAB 107 and these interpretations in conjunction with its adoption of FAS 123R.

In May 2005, the FASB issued FAS No. 154, “Accounting Changes and Error Corrections” (“FAS 154”), which replaced APB No. 20, “Accounting Changes” and FAS No. 3, “Reporting Accounting Changes in Interim Financial Statements”. FAS 154 changes the requirements for the accounting for and reporting of a change in accounting principle by requiring voluntary changes in accounting principles to be reported using retrospective application, unless impractical to do so. FAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005.

In March 2005, the FASB issued Interpretation No. 47, “Accounting for Conditional Asset Retirement Obligations” (“FIN 47”), which states that a company must recognize a liability for the fair value of a legal obligation to perform asset retirement activities that are conditional on a future event if the amount can be reasonably estimated. FIN 47 clarifies that conditional obligations meet the definition of an asset retirement obligation in FAS No. 143, “Accounting for Asset Retirement Obligations”, and therefore should be recognized if their fair value is reasonably estimable. FIN 47 is effective no later than the end of the first fiscal year ending after December 15, 2005, and will be adopted by the Company beginning December 1, 2006. The adoption of this interpretation is not expected to have a material effect on the Company’s financial condition or results of operations

In June 2005, the Emerging Issues Task Force reached consensus on Issue No. 05-6, “Determining the Amortization Period for Leasehold Improvements” (“EITF 05-6.”). EITF 05-6 provides guidance on determining the amortization period for leasehold improvements acquired in a business combination or acquired subsequent to lease inception. The guidance in EITF 05-6 will be applied prospectively and is effective for periods beginning after June 29, 2005. Adoption of this standard is not expected to have a material impact on the Company’s financial position or results of operations.

In June 2005, the FASB issued Staff Position FAS 143-1, “Accounting for Electronic Equipment Waste Obligations” (“FSP 143-1”), which provides guidance on the accounting for certain obligations associated with the Waste Electrical and Electronic Equipment Directive (the “Directive”), adopted by the European Union (“EU”). Under the Directive, the waste management obligation for historical equipment remains with the commercial user until the customer replaces the equipment. FSP 143-1 is required to be applied to the later of the first reporting period ending after June 8, 2005 or the date of the Directive’s adoption into law by the applicable EU member countries in which the manufacturers have significant operations. Adoption of this standard is not expected to have a material impact on the Company’s financial position or results of operations.

In September 2005, the FASB issued EITF Issue No. 04-13, “Accounting for Purchases and Sales of Inventory with the Same Counterparty” (“EITF 04-13”). The issue provided guidance on the circumstances under which two or more inventory transactions with the same counterparty should be viewed as a single nonmonetary transaction within the scope of APB Opinion No. 29, “Accounting for Nonmonetary Transactions.” The issue also provided guidance on circumstances under which nonmonetary exchanges of inventory within the same line of business should be recognized at fair value. EITF 04-13 will be effective for transactions completed in reporting periods beginning after March  15, 2006. The Company is evaluating the impact that this will have on its consolidated financial statements.

42.	LIST OF SUBSIDIARIES

In 2005, 2004 and 2003, the Company acquired interests in various companies, mainly with activities related to its core business.

As of December 31, 2005, the list of subsidiaries was as follows:

Name of the Company	Country	Name of the Company	Country

Gemplus Finance SA	Luxemburg	Gemplus India Pte Ltd	India
Gemplus Argentina SA	Argentina	Celocom Ltd	Ireland
Gemplus NV	Belgium	Gemplus Italia Srl	Italy
Gemventures 1 NV	Belgium	Gemplus Japan Co. Ltd	Japan
Gemplus do Brasil Produtos Electronicos, Ltda	Brasil	Gemcard Sdn BhD Pte Ltd	Malaysia
Gemplus Bank Note, Ltda	Brasil	Gemplus Industrial SA de CV	Mexico
Gemplus Canada Inc	Canada	Gemplus BV	Netherlands
Gemplus International Trading Shanghai Co. Ltd	China	Celo communications BV	Netherlands
Gemplus China Investment Co. Ltd	China	Setec Norge AS	Norway
Tianjin Gemplus Smart Card Co. Ltd	China	Gemplus Pologne Sp zo o	Poland
Goldpac Datacard Solutions Zhuhai Co. Ltd	China	Polski Plastik Sp zo o	Poland
Goldpac SecurCard Zhuhai Co. Ltd	China	Gemplus Sp zo o	Poland
Gemplus Tianjin New Technologies Co. Ltd	China	Gemrokitki Sp zo o	Poland
Silver Dragon Microelectronics Co. Ltd	China	Gemplus LLC	Russia
Gemplus Beijing Electronics R&D Co. Ltd	China	Gemplus Technologies Asia Pte Ltd	Singapore
Gemplus de Colombia SA	Colombia	SecurCard Gemplus Pte Ltd	Singapore
Gemplus SRO	Czech Republic	Gemplus Microelectronics Asia Pte Ltd	Singapore
Setec Danmark A/S	Denmark	Gemplus Asia Pacific Pte Ltd	Singapore
Gemplus Nordic Oy	Finland	Gemplus Southern Africa Pty Ltd	South Africa
Setec Oy	Finland	Gemplus Card International España SA	Spain
Setec Corporate Holding Oy	Finland	Setec Sverige AB	Sweden
Gemplus SA	France	Setec Tag AB	Sweden
Gemplus Trading SA	France	Gemplus Management and Trading SA	Switzerland
ST GEM GIE	France	Setec Card Ltd	Thailand
Gemplus Participations SA	France	GemCard (Thailand) Co. Ltd	Thailand
SLP SAS	France	Gemplus Middle-East FZ-LLC	UAE
Gemplus GmbH	Germany	Gemplus Ltd	United Kingdom
Celo communications GmbH	Germany	Gemplus Associates International Ltd	United Kingdom
Zenzus Holdings Ltd	Gibraltar	Gemplus Corp.	USA
Great Steps Ltd	Hong Kong	Gemplus Card International de Venezuela, CA	Venezuela
Goldpac Datacard Solutions Co. Ltd	Hong Kong

4.18.2.3.	Fees of independent auditors

The following chart sets forth the fees of PricewaterhouseCoopers, the company’s independent auditors, and of the members of their networks borne by the Gemplus group for the fiscal years 2004 and 2005.

	Fiscal Year 2005		Fiscal Year 2004
	Amount		Amount
	in Thousands of		in Thousands of
	Euros	%	Euros	%

Audit
Statutory Auditors:
Certification, analysis of individual and consolidated financial statements	1,889	93.7%	1,765	91.1%
Related services	90	4.5%	28	1.5%

Subtotal	1,979	98.2%	1,793	92.6%

Other services, if applicable
Legal, tax, employment(1)	36	1.8%	144	7.4%
Additional services	—	—	—	—

Subtotal	36	1.8%	144	7.4%

TOTAL	2,015	100.0%	1,937	100.0%

(1)	These mainly relate to tax services provided to foreign subsidiaries

4.18.3.	Pro forma financial information

None.

4.18.4.	Interim financial information

4.18.4.1.	Interim financial information

First quarter 2006 highlights:

•	Net sales up 19.3% year-on-year driven by Financial Services and ID & Security.

•	Gross profit at 30.5%, down 1.6 percentage point year-on-year.

•	Operating income up 12.3%, at 8.4 million euro.

•	Attributable net income[6] at 6.3 million euro.

			Year-on-Year
	Q1 2006	Q2 2005	Change
	In millions of euros

Net sales	230.3	193.1	19.3%
Adjusted for currency fluctuation, disposals and acquisitions			5.3%

Gross profit	70.2	61.9	13.5%
Gross profit	30.5%	32.1%	(1.6)%

Operating expenses	61.8	54.4	13.6%
Operating income	8.4	7.5	12.3%
Operating margin	3.7%	3.9%	(0.2)%

Attributable net income	6.3	7.2	(13.7)%

Free cash flow[7]	(13.8)	8.8	n/a

Cash and cash equivalents	409.9	395.1	3.7%

Per share date (in euros)
Earning per share (fully diluted)	0.01	0.01	n/a

Note: The consolidated financial statements of the Company have been prepared in accordance with International Financial Reporting Standards (IFRS).

First quarter 2006 financial review

Income statement

First quarter 2006 highlights:

•	Net sales up 19.3% year-on-year driven by Financial Services and ID & Security.

•	Gross profit 30.5%, down 1.6 percentage point year-on-year.

•	Operating income up 12.3%, at 8.4 million euro.

Net sales were up 19.3% driven by Setec and strong organic growth8 in Financial Services and ID & Security.

On a geographical basis, strong demand in all segments led to adjusted9 revenue growth of 27.8% in the Americas. Adjusted revenue in EMEA10 was up 5.8%, year-on-year, driven by Financial Services and down 17.5% in Asia, reflecting price pressure in Wireless.

6 Net income attributable to equity holders of the Company.
7 Free cash flow is defined as net cash flow from operating activities less the purchase of property, plant and equipment and other investments related to the operating cycle (and excluding acquisitions and financial investments).
8 Adjusted for currency fluctuations, disposals & acquisitions
9 Adjusted for currency fluctuations, disposals & acquisitions
10 Europe, Middle East and Africa

Gross profit was down 1.6 percentage point year-on-year, to 30.5%, reflecting the change in the business mix, Wireless price pressure and purchase accounting.

As a percentage of sales, operating expenses decreased to 26.8%, compared to 28.2% a year ago, although in value, they increased 13.6% year-on-year, to 61.8 million euro, mainly due to Setec.

Consequently, operating income was up 12.3%, at 8.4 million euro.

Attributable net income for the first quarter was slightly down 1.0 million euro to 6.3 million euro, mainly due to minority interests and income tax.

Balance sheet and cash flow statement

First quarter 2006 highlights:

•	Free cash outflow of 13.8 million euro reflecting increase in working capital.

•	Continuous strong cash position, at 409.9 million euro.

Working capital was up 18.6 million euro quarter-on-quarter, but decreased, as a percentage of sales, to 14% at March 31, 2006, compared with 16% a year ago.

The Group’s cash position remains strong and is down 8.4 million euro compared to December 31, 2005.

Segment analysis

Telecom

First quarter 2006 highlights:

•	Record wireless shipments, at 100.6 million units.

•	Wireless ASP down 33% year-on-year, currency adjusted.

•	Rebound in prepaid phonecards.

				Adjusted(*)
	Q1 2006	Q1 2005	% Change	Change (%)
	In millions of euros

Wireless products & services net sales	134.3	132.7	1.2%
Wireless gross profit	50.2	51.1	(1.8)%
Wireless gross profit	37.4%	38.6%	(1.2)%

Prepaid phonecards & scratchcards net sales	14.0	11.6	21.2%
Prepaid phonecards & scratchcards gross profit	1.9	1.2	60.7%
Prepaid phonecards & scratchcards gross profit	13.2%	9.9%	3.3%

Telecom net sales	148.4	144.3	2.9%	(2.4)%
Telecom gross profit	52.1	52.3	(0.4)%
Telecom gross profit	35.1%	36.3%	(1.2)%

Telecom operating expenses	38.3	35.8	7%
As a % of sales	25.8%	24.8%	1.0%

Telecom operating profit	13.7	16.5	(16.4)%
Operating margin	9.3%	11.4%	(2.1)%

(*)	Adjusted for currency fluctuations, disposals & acquisitions

Wireless revenue:

•	Wireless products & services revenue[11] was up 1.2% year-on-year (down 3.3%, currency adjusted), to 134.3 million euro.

•	Wireless shipments grew 48% year-on-year, to 100.6 million units, largely driven by emerging countries.

•	High-end card shipments (3G and above) accounted for 14% of the first quarter total, compared to 10% a year ago.

•	Wireless average selling price (ASP) was down 16% quarter-on-quarter and 33% year-on-year, both currency adjusted, reflecting ongoing price pressure.

The slight decline in Wireless gross profit was due to product and regional mix, as well as strong price pressure.

Financial Services

First quarter 2006 highlights:

•	Very strong growth in payment microprocessor cards: shipments up 75%, to 22.3 million units.

•	EMV[12] roll-out gained further momentum in Latin America, Southern Europe and Japan.

				Adjusted(*)
	Q1 2006	Q2 2005	% Change	Change (%)
	In millions of euros

Net sales	56.4	37.9	48.6%	30.0%
Gross profit	10.5	5.8	80.5%
Gross profit as a% of sales	18.6%	15.3%	3.3%
Operating expenses	11.4	10.4	9.8%
As a% of sale	20.3%	27.4%	(7.1)%
Operating income	(0.9)	(4.6)	n/a
Operating margin as a% of sales	(1.6)%	12.1%	10.5%

(*)	Adjusted for currency fluctuations, disposals & acquisitions

Revenue reflects strong growth in all sub-segments.

Payment microprocessor card revenue rose 55% year-on-year. Shipments of payment microprocessor cards grew 75% to 22.3 million units.

The strong performance in payment cards was mainly driven by the EMV roll-out, which gained momentum in Latin America (Mexico, Brazil), Southern Europe (Italy, Portugal, Greece) and Japan.

As a result, operating income came close to breakeven.

Identity and Security

First quarter 2006 highlights:

•	Very strong growth, driven by Government identification and Corporate Security projects.

11 Wireless products & services revenue comprises wireless microprocessor cards and related applications (embedded software and Over The Air platforms) and services (system integration and operated services).
12 EMV is a jointly defined set of specifications adopted by Europay, MasterCard and Visa for the migration of bank cards to smart card technology.

				Adjusted
	Q1 2006	Q1 2005	% Change	Change(*) (%)
	In millions of euros

Net sales	25.6	10.9	134.3%	26.2%
Gross profit	7.6	3.8	102.1%
Gross profit as a% of sales	29.8%	34.6%	(4.8)%
Operating expenses	12.1	8.2	47.8%
As a% of sale	47.1%	74.7%	(27.6)%
Operating income	(4.4)	(4.4	n/a
Operating margin as a% of sales	(17.3%)	(40.1%)	22.8%)

(*)	Adjusted for currency fluctuations, disposals & acquisitions

Strong growth was driven by a substantial increase in Government identification projects, notably e-passports and healthcare solutions, and Corporate Security projects, particularly in Americas, in addition to those from Setec.

Consolidated statements of income

	Three Months Ended March
	2006	2005
	(Unaudited)
	(In thousands of euros, except shares and per share amounts)

Net sales	230,332	193,102
Cost of sales	(160,104)	(131,210)

Gross profit	70,228	61,892

Research and development expenses	(15,958)	(12,981)
Selling and marketing expenses	(31,008)	(25,707)
General and administrative expenses	(15,611)	(16,101)
Restructuring reversals	67	438
Other operating income (expense), net	691	(52)
Goodwill amortization and impairment	—	—
Operating income	8,409	7,489
Financial income (expense), net	2,251	1,795
Share of profit (loss) of associates	120	(824)
Other non-operating income (expense), net	(578)	362

Income before taxes	10,202	8,822

Income tax expense	(3,119)	(1,704)

NET INCOME	7,083	7,118

Attributable to:
Equity holders of the Company	6,252	7,242
Minority interest	831	(124)
Net income per share attributable to equity holders of the Company (in euros)
Basic	0.01	0.01
Diluted	0.01	0.01

Shares used in net income per share calculation:
Basic	630,137,679	607,039,538
Diluted	649,357,638	622,407,315

Consolidated balance sheets

	March 31,	December 31,
	2006	2005
	(Unaudited)
	(In thousands of euros)

ASSETS
Current assets:
Cash and cash equivalents	409,927	418,365
Trade accounts receivable, net	167,115	183,022
Inventory, net	121,394	107,673
Derivative financial instruments	6,296	4,187
Other current receivables	53,759	82,128

Total current assets	758,491	795,375

Non-current assets:
Property, plant and equipment, net	158,237	158,284
Goodwill, net	90,789	90,826
Deferred development costs, net	20,948	21,227
Other intangible assets, net	21,497	23,600
Deferred income tax assets	29,756	32,788
Investments in associates	14,089	16,309
Available-for-sale financial assets, net	2,477	2,469
Other non-current receivables, net	41,360	40,846

Total non-current assets	379,153	386,349

TOTAL ASSETS	1,137,644	1,181,724

LIABILITIES
Current liabilities:
Accounts payable	105,187	106,085
Derivative financial instruments	4,525	2,592
Salaries, wages and related items	45,812	62,641
Current portion of provisions and other liabilities	42,528	73,434
Current income tax liabilities	4,680	5,228
Other current tax liabilities	20,328	20,821
Current obligations under finance leases	5,383	5,539

Total current liabilities	228,443	276,340

Non-current liabilities:
Non-current obligations under finance leases	25,052	26,425
Non-current portion of provisions	20,654	23,482
Other non-current liabilities	13,176	13,417
Deferred income tax liabilities	3,520	4,354

Total non-current liabilities	62,402	67,678

Shareholders’ equity:
Ordinary shares	133,733	133,466
Additional paid-in capital	1,064,235	1,063,145
Retained earnings	(358,775)	(365,940)
Other comprehensive income	(4,622)	(4,407)
Less, cost of treasury shares	(1,395)	(1,395)

Equity attributable to equity holders of the Company	833,176	824,869

Minority interest	13,623	12,837

Total shareholders’ equity	846,799	837,706

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	1,137,644	1,181,724

Consolidated statements of cash flows

	Three Months Ended March 31,
	2006	2005
	(Unaudited)
	(In thousand euros)

Cash flow from operating activities:
Net income (loss)	7,083	7,118
Adjustments to reconcile net income (loss) to net cash from operating activities:
Depreciation, amortization and impairment	10,550	9,326
Changes in non-current portion of provisions and other liabilities, excluding restructuring	(2,612)	(446)
Deferred income taxes (benefit) expense	1,887	(339)
(Gain)/loss on sale and disposal of assets	—	132
Share of (profit) loss of associates	(50)	824
Share-based compensation	914	805
Other, net	198	(937)
Changes in operating assets and liabilities:
Trade accounts receivable and related current liabilities	13,706	14,084
Trade accounts payable and related current assets	(2,592)	(15,735)
Inventories	(13,970)	8,946
Value-added and income taxes	(2,395)	1,354
Salaries, wages and other	(17,199)	(8,929)
Restructuring reserve payable	(1,587)	(3,611)

Net cash (used for) from operating activities	(6,067)	12,592
Cash flows from investing activities:
(Purchase)/Sale of activities net of cash (acquired)/disposed	4,632	—
Purchase of property, plant and equipment	(8,597)	(4,439)
Purchase of other assets	(538)	(197)
Change in non-trade accounts payable and other	1,414	846

Net cash used for investing activities	(3,089)	(3,790)
Cash flows from financing activities:
Proceeds from exercise of stock options	1,358	—
Payments on borrowings	(30)	—
Principal payments on obligations under finance leases	(1,529)	(1,472)
Increase (decrease) in bank overdrafts	(683)	(1,555)
Dividends paid by subsidiaries to minority shareholders	(270)	—
Changes in non-trade accounts payables on financing activities	2,099	779

Net cash (used for) from financing activities	945	(2,248)
Effect of exchange rate changes on cash	(227)	114
Net increase (decrease) in cash	(8,211)	6,554
Cash and cash equivalents, beginning of the period	418,365	388,430

Cash and cash equivalents, end of the period	409,927	395,098

Segment information

First Quarter 2006 compared with First Quarter 2005

Operating Segments

Three months ended

	March 31,	March 31,		Adjusted
Net Sales	2006	2005	% Change	Change (%) (*)
	(In millions of euros)

Telecommunications	148.4	144.3	3%	(2%)
Financial Services	56.4	37.9	49%	30%
Identity and Security	25.6	10.9	134%	26%

Total	230.3	193.1	19%	5%

	March 31,		March 31,
Gross Profit	2006	(% of Net Sales)	2005	(% of Net Sales)	% Change
	(In millions of euros)

Telecommunications	52.1	35%	52.3	36%	0%
Financial Services	10.5	19%	5.8	15%	81%
Identity and Security	7.6	30%	3.8	35%	102%

Total	70.2	30%	61.9	32%	13%

	March 31,		March 31,
Operating Expenses	2006	(% of Net Sales)	2005	(% of Net Sales)	% Change
	(In millions of euros)

Telecommunications	(38.3)	26%	(35.8)	25%	7%
Financial Services	(11.4)	20%	(10.4)	27%	10%
Identity and Security	(12.1)	47%	(8.2)	75%	48%

Total	(61.8)	27%	(54.4)	28%	14%

			Change in
	March 31,	March 31,	Operating
Operating Income (Loss)	2006	2005	Income (Loss)
	(In millions of euros)

Telecommunications	13.7	16.5	(2.7)
Financial Services	(0.9)	(4.6)	3.7
Identity and Security	(4.4)	(4.4)	0.0

Total	8.4	7.5	0.9

(*)	Adjusted for currency fluctuations, disposals & acquisitions

Geographical segments

Three months ended

	March 31,	March 31,		Adjusted
Net Sales	2006	2005	% Change	Change (%) (*)
	(In millions euros)

Europe, Middle East and Africa	121.9	99.3	23%	6%
Asia	41.3	46.4	(11)%	(18%)
Americas	67.1	47.4	42%	28%

Total	230.3	193.1	19%	5%

(*)	Adjusted for currency fluctuations, disposals & acquisitions

4.18.5.	Dividend distribution policy

4.18.5.1.	Policy

Subject to the provisions set forth in the following paragraph, realized profits or distributable reserves, including profits carried forward, determined in accordance with Luxembourg accounting principles, are available for distribution as dividends.

Luxembourg law requires Gemplus to allocate 5% of its annual net profits to a legal reserve. Gemplus must make this annual allocation until the legal reserve reaches 10% of subscribed capital. Upon the recommendation of the Board of Directors, shareholders at their annual general meeting decide how the annual net profits exceeding this allocation are distributed.

The shareholders may authorize the Board of Directors at the annual meeting to pay dividends in a different currency than that in which the accounts are held and to decide the appropriate exchange rate applicable to such dividends with the recommendation of the Board, it being understood that the amounts distributed shall not exceed that approved for distribution by the shareholders.

Interim dividends may be distributed after decision of the Board in compliance with Luxemburg law.

Dividends are no longer available after a period of 5 years following the date in which they were to be paid. In case of non-payment, the lapsed dividends are returned to the Company.

The Company has not paid any dividends on its ordinary shares to date. As indicated in paragraph 4.18.2.2 — notes to Consolidated Financial Statements — Note 39 “Events after the balance sheet date”, on February 28, 2006, the shareholders of the Company approved a distribution of reserves (issuance premium) in the amount of 0.26 Euros per share upon the satisfaction of a condition precedent relating to the combination with Axalto Holding NV.

4.18.5.2.	Tax regime

Based on current law and subject to the provisions of international tax agreements, the summary below discusses tax consequences that may be applicable to investors that are French residents.

Individuals or legal entities for investment purposes should nevertheless consult with their own tax advisor regarding the tax consequences of owning or disposing of their shares in light of their particular circumstances, particularly those individuals who hold shares in their own name and engage in stock exchange trading on regular basis, or those having registered their shares as assets in their corporate balance sheet.

Other shareholders, particularly those whose domicile for tax purposes is not in France, should consult their own tax advisors regarding tax.

Dividends

The Company is subject to the Luxembourg regime of financial participation (SOPARFI), in accordance with the current legislation in France, and consequently the following provisions apply to the Company:

Dividends distributed by a Luxembourg SOPARFI to a non-resident whose interest in the Company is in fact not related to a permanent establishment in Luxembourg, are generally subject to withholding tax in Luxembourg at a rate of 20% of the gross dividend. In accordance with an agreement between France and Luxembourg, which eliminates double taxation and establishes rules of reciprocal administrative assistance relating to taxes on income and assets, dated April 1, 1958, as amended (the “Agreement”), dividends distributed by a company with a tax domicile in Luxembourg to an individual or a legal entity (i) who is a French resident for the purposes of the Agreement, (ii) who holds more than 25% of the capital of the company, and (iii) whose shares of the company are not fully related to a permanent establishment in Luxembourg (the “French Shareholder”) are subject to withholding tax at a reduced rate of 15%. Consequently, the dividend tax credit related to any dividend is equal to 15/85ths of the net amount of the dividend received. Based on individual circumstances, either the conventional rate of withholding at the source applies to the distribution (subject to completion of certain forms and certain certifications by the Luxembourg tax administration) or the conventional withholding tax at the source does not apply at the time of distribution, and the French Shareholder benefiting from a reduced withholding tax at the source may obtain reimbursement of the excess tax retained by requesting it from the Luxembourg tax administration. When this last procedure is used, the reimbursement for each beneficiary constitutes addition taxable income, according to the rules as defined in the same conditions as those of the principal product.

Dividends distributed by a company with a tax domicile in Luxembourg to a legal person who has its tax domicile in France and who is subject to Article 2 of the Community Directive of July 23, 1990 (Annex 1) may benefit under certain conditions, such as a percentage of holding and a period of holding of an exemption, of withholding at the source in Luxembourg.

Dividends distributed by a Luxembourg company to a French Shareholder are subject to taxation in France. Whether they are deposited in France or abroad, such dividends must be included in a shareholder’s base income for the personal income tax (or corporate tax) purposes payable by the French Shareholder, as increased by a tax credit which is associated with it.

In 2006, Dividends received from a Luxembourg company by a French shareholder, as increased by the tax credit related to such dividends, are subject to:

•	income tax on a progressive scale, after a 40% reduction in taxable distributed income as well as an annual deduction of €1,525 (for a single person) or €3,050 (for a married couple); the deductions are applicable starting with the 2005 taxable year;

•	generalized social contribution of 8.2% (Contribution Sociale Généralisée), of which 5.8% is deductible from the income tax base;

•	2% social security withholding, as well as an additional contribution to social withholding at a rate of 0.3%; and

•	a contribution for repayment of the social debt of 0.5% (Contribution pour le Remboursement de la Dette Sociale).

A tax credit of 50% of the income before deductions, capped at €115 (for a single person) and €230 (for a married couple) is deducted from the income tax owed for the year of receipt of the dividends received in a PEA.

The shares may be subscribed in the context of a share savings plan (law no. 92-666 of July 16, 1992 modified by law no. 2001-1275 of December 28, 2001), which allows, under certain conditions, exemption of dividends from personal income taxation. This exemption however does not apply to the generalized social contribution, or to the contribution for repayment of the social debt or to the additional social security withholding.

A shareholder who is an individual who has registered the shares as business assets may deduct the dividends from the industrial or business profits, but the amounts so deducted or declared as investment income are subject to income tax and taxed at a progressive rate as indicated above.

The dividends received by legal entities subject to corporate tax, and increased by the tax credit associated with such dividends, are subject to the standard 33 1/3% corporate income tax rate.

Legal entities with total sales (net of taxes) of less than €7,630,000 during the taxable period or the fiscal year and 75% or more of whose fully-paid share capital is held continuously during this same period by natural persons or legal entities subject to the same conditions of payment of capital, sales or holding of capital, may, under certain circumstances and for a fraction of their taxable income limited to €38,120 per 12 month period, be subject to a 15% corporate tax for the fiscal year commencing on January 1, 2002.

The following additional taxes are added to the corporate income tax:

•	an additional contribution of 1.5% (no longer applicable for fiscal years which started from January 1, 2006); and

•	for legal entities not meeting the conditions of capital payment, total sales or capital holding referred to above, a 3.3% social contribution which is applied to the amount of corporate income tax (before allocation of dividend tax credits and tax credits) exceeding €763,000 per a 12-month period.

Dividends received by French Shareholders holding at least 5% of the capital of the Company may, under certain conditions, be exempt from income corporate tax in accordance with the provisions applicable to parent and subsidiary companies, except for a 5% fractional gross dividend (dividend plus tax credit representing income tax paid abroad) in respect of expenses and charges (reducible to real expenses and charges), in which circumstances, the Agreement specifies that the tax credit corresponding to the Luxembourg tax is attributed separately, and as limited by the French on such corporate income on the basis of which such incomes is composed.

The following is an illustrative example of tax circumstances for the French Shareholder (taking into account a withholding at the source at a reduced rate of 15%):

Euros

Dividend distributed to the French Shareholder	100
Withholding at the source: 15% of the dividend (100x15%), or	(15)
Dividend received by the French Shareholder	85
Credit for the French tax on the net dividend received (=15/85ths of €85)	15
Taxable income reported in France (including a tax credit of €15)	100

Capital Gains

In application of article 150-OA of the General Tax Code and in accordance with the Agreement, the French residents who are individuals are taxable in France on capital gains realized at the time of transfer of the Company’s shares if the annual amount of the securities and derivative rights exceeds, per taxable household, the threshold established at €15,000 from January 1, 2003, at the current rate of 16% increased by an 8.2% generalized social contribution, a 2% social security withholding as well as an additional contribution of 0.3% and a contribution to the repayment of the social debt at a rate of 0.5%, or a global tax rate amounting to 27% in the aggregate.

The capital loses may be offset against capital gains of the same nature made during the year of transfer or in the following 10 years on the condition that the €15,000 threshold referred to above is exceeded in the year when these capital losses are realized. The capital gains or capital losses relating to all securities subject to the new tax regime described above, particularly the corporate rights, the obligations and the shares or OPCVM of shares, considered as being of the same kind.

The shares may be subscribed in the context of a share savings plan (law number 92-666 of July 16, 1992 modified by law 2001-1275 of December 28, 2001), which allows, under certain conditions, an income tax exemption for the capital gains realized. This exemption does not apply to the generalized social contribution, or to the contribution of the repayment of the social debt, or to the social withholding.

In application of the provisions of article 92.2-1º of the General Tax Code, the capital gains generated in connection with stock exchange transactions realized in France on a regular basis by natural persons, are subject to the income tax on a progressive scale according to the ordinary law regime for non-business profits.

The transfer of portfolio securities by holders who are natural persons, having registered the shares in their business assets, could be subject to short term or long term capital gains or capital losses when the securities transferred are considered a part of the capital assets. The tax administration stipulated that securities held for more than two years may be considered as such. The securities held for less than two years may also be considered as such if the portfolio also includes other securities of the same nature held for more than two years.

The transfer of securities other than equity interests by a legal entity subject to corporate income tax gives rise to the recognition of a gain or a loss included in the corporate income tax payable at a rate of 33 1/3%.

The capital gain arising from the transfer of equity shares or shares that are deemed an equity interest for tax purposes, qualify as long-term capital gains if the shares have been held for at least two years and are taxable at a rate of 15% for fiscal years commencing on January 1, 2005 and 8% for fiscal years commencing on January 1, 2006. Such taxable gains on equity interest are tax exempt for fiscal years commencing on January 1, 2007, except for a 5% portion taxed at a rate of 33 1/3% plus, based on individual circumstances, the social contribution.

The legal entities with total sales (net of taxes) of less than €7,630,000 during the taxable period or the fiscal year and whose fully paid-up capital is held continuously during this same period for at least 75% by individuals or legal entities subject to the same conditions of full payment of the capital, sales or holding of capital, may under certain circumstances and for a fraction of their taxable profit limited to €38,120 per 12 month period, be subject to a 15% corporate income tax for the fiscal year commencing on January 1, 2002.

The following additional taxes are added to the corporate income tax:

•	an additional contribution of 1.5% (no longer applicable for fiscal years which started from January 1, 2006); and

•	for legal entities not meeting the conditions of full payment of the capital, total sales or capital holding referred to above, a 3.3% social contribution based on the portion of the corporate income tax (before allocation of dividend tax credits and tax credits) exceeding €763,000 per 12-month period.

The long-term capital losses on applicable securities, due to a tax decrease starting in 2006, may not be offset in 2006 against the products that continue to be taxed at 15% (in particular gains on sale of shares of real estate companies), but only against the capital gains of the same kind. Furthermore, the absence of taxation on these long-term capital gains (excluding a share of 5%) starting in 2007 takes away the right to allocate and carry forward the long-term capital losses relating to such equity interests.

Tax on wealth

The Company shares held by individuals residing in France as part of their personal assets are included in their income tax base, and, based on individual circumstances, subject to the tax on wealth.

Taxes on inheritance and gifts

Subject to contrary provisions set forth in international agreements, the Company shares conveyed by inheritance or gift by a shareholder with a tax domicile in France at the time of death or gift, are generally subject to inheritance or gift duties in France.

4.18.6.  Judicial and Arbitration Procedures

See paragraph 4.18.2.2 — Notes to Consolidated Financial Statements — Note 37 “Commitments and contingencies”.

4.18.7.  Significant changes of financial or business situation

Except for the reserve distribution made within the frame of the Combination and notably described under paragraph 2.1.1. above, to the knowledge of the Company, there has been no significant change of the financial or commercial situation of the Company since the end of the last fiscal year.

4.19.  Additional Information

4.19.1.  Share Capital

4.19.1.1.  Amount of Capital subscribed as of December 31,2005

Number of ordinary shares issued: 630,369,279, with no nominal value

Amount of capital issued: €133,467,357.22

Amount of capital authorized: €400,000,000

Number of shares authorized: 1,889,466,226, with no nominal value

The Board of Directors is authorized, subject to certain conditions described below, to issue shares within the limit of the authorized capital, at one or more times, as determined at the discretion of the Board of Directors in reserving, or not, the preferential right of subscription of the existing shareholders during a period of 5 years from the date of publication of the annual meeting minutes of November 10, 2000 for items (i) to (iv) specified below, before December 5, 2005 for item (v) below and during a period of 3 years from the same date in all other cases, and to establish the conditions for such subscription. The duration of this last authorization has been extended by 3 years at the extraordinary annual meeting held on April 27, 2004. The Board of Directors may delegate its duties to management or to a committee of members of the Board of Directors.

Of the authorized capital, the shares described below have been reserved and may be issued without taking into account the shareholder’s preferential right of subscription:

(i)	The issuance of a maximum of 20 million shares to pay for the contributions of shares of class A, B or C of Gemplus SA, at an exchange ratio of 50 new shares of the company for one share of Class A, B or C of Gemplus SA, a company under French law registered in Marseille under number 349 711 200;

(ii)	The issuance of a maximum of 56,845,700 shares based on an exchange ratio of 50 new shares of the company for one share of Gemplus SA to be issued in the context of plans of subscription options or purchase of shares of Gemplus SA, existing on or before February 1, 2000, or in the context of options to be granted pursuant to any share option plan of Gemplus SA existing on or before February 1, 2000, against delivery or exchange of, or waiver of, these share options in the same amount on an as-adjusted basis (taking into account the applicable exchange ratio). See paragraph 4.15.2.3.2 above;

As of December 31, 2005, 35,283,095 shares were issued pursuant to the authorizations referred to in paragraphs (i) and (ii) above, with the remaining 41,562,605 shares available for issuance pursuant to these authorizations.

(iii)	The issuance of a maximum of 50 million shares as an option to be allocated to the employees of Gemplus group under the subscription option plan of shares adopted by the Board of Directors, as authorized at the annual meeting of the shareholders. As of December 31, 2005, 30,590,503 options for subscription of shares granted by the company were in circulation. From January 1, 2005 to December 31, 2005, 1,187,876 share subscription options were exercised, and therefore 1,187,876 shares of the company were issued pursuant to this authorization;

(iv)	The issuance of a maximum of 60 million shares, without nominal value, in favor of management, senior management and executives of Gemplus group, or (i) by means of options for the subscription of shares, at the Board of Directors’ discretion, and/or (ii) except for the members of the Board of Directors, through free shares, the company transferring to its capital at the time of issuance of such free shares, an amount equal to the accounting at par value of these shares, its realized profits or available reserves. As of December 31, 2005, 31,738,300 options for subscription of shares allocated pursuant to this authorization were in circulation. From January 1, 2005 to December 31, 2005, 410,000 options for the subscription of shares was exercised and therefore 410,000 shares of the company were issued pursuant to this authorization; and

(v)	The issuance of a maximum of 30 million shares, without nominal value, in the context of offers to the public before December 5, 2005. In the context of this authorization, the Board of Directors decided on the issuance of 15 million shares without preferential subscription right on December 7, 2000 in the context of the company’s initial public offering. These 15 million shares were subscribed on December 13, 2000, which is the date of the IPO. On December 31, 2005, additional 15 million shares of the company were available for issuance pursuant to this authorization.

In addition to capital increases referred to in items (i) to (v) above, the Board of Directors may, under certain conditions, authorize capital increases within the limit of the authorized capital by canceling the preferential right of subscription of the existing shareholders. An increase of capital within the limits of the authorized capital would be implemented by a notarized document, prepared at the request of the Board of Directors, upon submission of documents certifying the subscription and the payment.

Pursuant to the above described authorizations, and in accordance with the terms of the contract for the acquisition of shares of Setec Oy company, a company organized under Finish law, entered into on April 22, 2005, by Gemplus Nordic Oy, a direct wholly owned subsidiary of the company, which acquisition was effected on May 27, 2005, 19 million shares were issued, as authorized by the Board of Directors of the company, without the preferential right of subscription in exchange for a cash contribution in an amount equal to €34,824,286, of which €4,022,300 were allocated to the capital account and €30,801,986 were allocated to the premium account.

On April 25, 2006, the shareholders extraordinary meeting of the company extended the authorization given to the Board of Directors to issue shares up to the full amount of Gemplus’ authorized share capital, in one or several transactions, as determined by the Board of Directors at its discretion, with or without a preferential rights of subscription for current shareholders for a period of 5 years from the date of publication at the Memorial of minutes of the shareholders meeting of April 25, 2006 in cases referred to in points (i) and (iv) above.

4.19.1.2.  Shares not representative of capital

None

4.19.1.3.  Convertible Securities, exchangeable or associated with stock warrants

Pursuant to an agreement entered into on December 7, 2000 with the recruitment firm of Heidrick & Struggles, the company granted stock warrants to the recruitment company in connection with the recruitment of the former Chief Executive Officer of the company, Mr. Perez. The agreement provided for the issuance of warrants that may be exercised for 2,561,973 ordinary shares at a price of €2.338 per share, taking account the value of the underlying share of €3.51, and the value of the stock warrant of €0.68 per share based on the Black & Scholes model of valuation of options based on the following assumptions: a dividend yield of 0%, expected volatility of 45%, an interest rate (without risk) of 4%, and expected life span of 12 months. The warrants are exercisable at any time before July 2007. No warrant has been exercised as of December 31, 2005.

4.19.1.4.  Shares held by Gemplus or its subsidiaries

In addition to the information appearing in paragraph 4.18.2.2 — Notes on the consolidated financial statement — Note 23.3 “Treasury shares”, the following provisions govern the repurchase of shares by the company, as specified below.

In accordance with the Luxembourg law, the company may not repurchase its own shares, either by itself or through an intermediary acting in its own name but on behalf of the company, except under the following circumstances (taking into account exceptions referenced below):

•	The repurchase must be authorized at an annual meeting of shareholders of the company, which would establish the methods of repurchase, and in particular, the maximum number of shares to be acquired, the duration for which the authorization is granted (not to exceed 18 months), and in case of a cash acquisition, the minimal and maximum exchange value;

•	The nominal value, or in the absence of the nominal value, the accounting par value of the shares acquired (the accounting par value is obtained by dividing the capital subscribed by the number of shares in circulation) and, based on individual circumstances, the shares that the company acquired previously that are held in the company reserve as well as the shares acquired by a company intermediary, cannot represent more than 10% of the issued capital;

•	The repurchase of the company’s shares may not have the effect of reducing the net assets of the company to an amount less than the capital issued increased by the legal or statutory reserves that are not distributable; and

•	The repurchase may only relate to the fully paid up shares.

The Board of Directors must assess compliance with the last three conditions at the time of each authorized acquisition. When the company’s repurchase of its own shares is necessary to avoid a serious and imminent harm to the company, the first condition referred to above is not applicable. In such case, at the annual meeting of shareholders of the company following such repurchase, the Board of Directors must inform the shareholders of the following:

•	The reasons and purpose of the acquisitions made,

•	The number and nominal value or, in its absence, the accounting par value of the shares acquired,

•	The fraction of the capital issued that such shares represent, and

•	The exchange value of such shares.

When the shares are acquired in order to be distributed to the company employees, authorization at a meeting of shareholders is no longer required. The shares that are acquired for distribution to employees must be distributed within a year following the date of purchase.

The shares acquired by the company in violation of the above rules must be transferred within a year from their date of acquisition, or in their absence, cancelled. As long as the shares are held by the company, no voting rights are associated with them.

In the management report, the Board of Directors provides the following information: reasons for purchasing the shares, the number of shares acquired, the accounting value and their percentage of issued capital, and the purchase price, as well as the total number of shares acquired and held, and the percentage of subscribed capital that they represent.

At the extraordinary general meeting held on April 26, 2005, the company’s shareholders authorized the Board of Directors to repurchase shares from time to time. This authorization is valid for 18 months (until October 25, 2006) and allows the Board of Directors to repurchase, in the aggregate, up to 10% of the company’s issued shares. These shares may be purchased at prices ranging from €0.01 to €4.00.

The company may repurchase shares, among other things, and by order of priority:

(i) in order to reduce the capital of the company, in value or in number of shares;

(ii) in order to honor obligations resulting from employee stock option plans or other allocations of shares to employees of the company or an affiliated company;

(iii) in order to honor obligations resulting from debt financial instruments exchangeable into equity instruments;

(iv) in order to remit shares in payment or exchange in relation to possible external growth transactions;

(v) under the terms of a liquidity contract.

As at December 31,2005, the company held 761,465 shares.

4.19.1.5.	Information on the conditions governing any acquisition right and/or any obligation attached to capital subscribed but not paid in, or any enterprise intended to increase the capital

None.

4.19.1.6.	Information on the capital of any member of the group concerned by an option or conditional or unconditional agreement to place it under option

None.

4.19.1.7.  History of the Capital

The following table sets forth data concerning the increases of Gemplus International SA capital stock made since the company’s establishment.

			Amt of	Amt of the		Issuance		Total		Nominal
		No.	Increase in	Issuance		Price per		Issuance	Total	Value of
		Shares	Capital	Premium	Total	Share	Total Share	Premium	Number	Shares
Date	Action	Issued	(Euros)	(Euro)	(Euro)	(Euro)	Capital	(Euro)	of Shares	(Euro)

	Capital as of December 31, 2000	621,314,308	124,262,861	1,628,397,648	1,752,660,509	—	124,262,861	1,628,397,648	621,314,308	N/A

February 14, 2001	Contribution of Gemplus SA shares	4,377,900	875,580	11,137,378	12,012,958	2,744	125,138,441	1,639,535,026	626,692,208	N/A

February 20, 2001	Issuance of 4,191,776 shares as part payment for Celocom Ltd	4,191,776	838,355	24,312,301	25,150,656	6,000	125,976,796	1,663,847,327	629,883,984	N/A

March 13, 2001	Issuance of 362,863 shares as part payment for SLP SA	362,863	72,573	2,104,605	2,177,178	6,000	126,049,369	1,665,951,932	630,246,847	N/A

April 12, 2001	Contributions of Gemplus SA shares	576,850	115,370	1,467,506	1,582,876	2,744	126,164,739	1,667,419,438	630,823,697	N/A

June 20, 2001	Contributions of Gemplus SA shares	283,450	56,690	721,097	777,787	2,744	126,221,429	1,668,140,534	631,107,147	N/A

June 20, 2001	Issuance of shares after the exercise of options for subscription of shares	1,725,600	345,120	2,758,017	3,103,137	1,798	126,566,549	1,670,898,551	632,832,747	N/A

August 10, 2001	Contributions of Gemplus SA shares	47,300	9,460	120,331	129,791	2,744	126,576,009	1,671,018,882	632,880,047	N/A

August 10, 2001	Issuance of shares after the exercise of options for subscription of shares	15,000	3,000	9,486	12,486	0,832	126,579,009	1,671,029,368	632,895,047	N/A

October 11, 2001	Contributions of Gemplus SA shares	1,862,500	372,500	4,738,200	5,110,700	2,744	126,951,509	1,675,766,568	634,757,547	N/A

			Amt of	Amt of the		Issuance		Total		Nominal
		No.	Increase in	Issuance		Price per		Issuance	Total	Value of
		Shares	Capital	Premium	Total	Share	Total Share	Premium	Number	Shares
Date	Action	Issued	(Euros)	(Euro)	(Euro)	(Euro)	Capital	(Euro)	of Shares	(Euro)

October 11, 2001	Issuance of shares after the exercise of options for subscription of shares	206,250	41,250	347,794	389,044	1,886	126,992,759	1,676,114,381	634,963,797	N/A

December 17, 2001	Contributions of Gemplus SA shares	148,500	29,700	377,784	407,484	2,744	127,022,459	1,676,492,145	635,112,297	N/A

December 17, 2001	Issuance of shares after the exercise of options for subscription of shares	170,000	34,000	196,180	230,180	1,354	127,056,459	1,676,688,325	635,282,297	N/A

December 17, 2001	Expenses of increase of capital deducted from the issuance premium	0	0	(130,000)	(130,000)		127,056,459	1,676,558,325	635,282,297	N/A

December 17, 2001	Transfer to reserve for own shares held	0	0	(14,939,000)	0		127,056,459	1,661,619,325	635,282,297	N/A

	Capital as of December 31, 2001	635,282,297	127,056,459	1,661,619,325	1,788,675,784	0	127,056,459	1,661,619,325	635,282,297	N/A

April 16, 2002	Issuance of shares following the exercise of options for subscription of	661,300	132,260	1,682,347	1,814,607	2,744	127,188,719	1,663,301,672	635,943,597	N/A
	shares	398,350	79,670	586,193	665,863	1,672	127,268,389	1,663,887,865	636,341,947	N/A

April 16, 2002	Cancellation of 4,634,859 shares (4,634,859)	(4,634,859)	0	0	0	0	127,268,389	1,663,887,865	631,707,088	N/A

July 30, 2002	Contribution of shares of Gemplus SA	1,098,250	221,297	2,792,301	3,013,598	2,744	127,489,687	1,666,680,166	632,805,338	N/A

November 15, 2002	Contribution of shares of Gemplus SA	765,600	154,268	1,946,538	2,100,806	2,744	127,643,954	1,668,626,704	633,570,938	N/A

	Capital on Dec 31, 2002	633,570,938	127,643,954	1,668,626,704	1,796,270,658	0	127,643,954	1,668,626,704	633,570,938	N/A

March 10, 2003	Contributions of shares of Gemplus SA	710,150	143,096	1,805,556	1,948,652	2,744	127,787,050	1,670,432,260	624,281,088	N/A

March 10, 2003	Cancellation of 4,634,859	(30,743,679)	0	0	0	0	127,787,050	1,670,432,260	603,537,409	N/A

August 20, 2003	Contributions of shares of Gemplus SA	37,500	7,939	94,961	102,900	2,744	127,794,989	1,670,527,221	603,574,909	N/A

			Amt of	Amt of the		Issuance		Total		Nominal
		No.	Increase in	Issuance		Price per		Issuance	Total	Value of
		Shares	Capital	Premium	Total	Share	Total Share	Premium	Number	Shares
Date	Action	Issued	(Euros)	(Euro)	(Euro)	(Euro)	Capital	(Euro)	of Shares	(Euro)

August 20, 2003	Issuance of shares following the exercise of options for subscription of shares	17,500	3,705	16,070	19,775	1,13	127,798,694	1,670,543,291	603,592,409	N/A

December 29, 2003	Contributions of shares of Gemplus SA	263,250	55,730	666,628	722,358	2,744	127,854,424	1,671,209,919	603,855,659	N/A

December 29, 2003	Issuance of shares following exercise of options for subscription of shares	162,337	34,367	104,374	138,741	0,855	127,888,791	1,671,314,293	604,017,996	N/A

	Capital of Dec 31, 2003	604,107,996	127,888,791	1,671,314,293	1,799,203,084	0	127,888,791	1,671,314,293	604,017,996	N/A

March 22, 2004	Contributions of shares of Gemplus SA	2,997,100	634,489	7,589,556	8,244,042	2,744	128,523,277	1,678,903,849	607,015,096	N/A

March 22, 2004	Issuance of shares following exercise of options for subscription of shares	105,425	22,318	115,276	137,597	1,305	128,545,595	1,679,019,125	607,120,521	N/A

September 27, 2004	Contributions of Gemplus SA shares	68,500	14,501	173,462	187,963	2,744	128,560,096	1,679,192,587	607,189,021	N/A

September 27, 2004	Issuance of shares following exercise of options for subscription of shares	35,979	7,617	40,540	48,156	1,338	128,567,713	1,679,233,127	607,225,000	N/A

December 21, 2004	Contributions of Gemplus SA shares	230,200	48,733	582,935	631,668	2,744	128,616,446	1,679,816,062	607,445,200	N/A

Dec 21, 2004	Issuance of shares following exercise of options for subscription of shares	126,803	26,844	116,443	143,287	1,129	128,643,290	1,679,932,505	607,582,003	N/A

	Capital of Dec 31, 2004	607,582,003	128,643,290	1,679,932,505	1,808,575,794	0	128,6643,290	1,679,932,505	607,582,003	N/A

Apr 11, 2005	Contributions of Gemplus SA shares	587,250	124,320	1,487,093	1,611,413	2,744	128,767,610	1,681,419,598	608,169,253	N/A

Apr 11, 2005	Issuance of shares following exercise of options for subscription of shares	642,028	135,917	655,606	791,523	1,233	128,902,529	1,682,075,204	608,811,281	N/A

			Amt of	Amt of the		Issuance		Total		Nominal
		No.	Increase in	Issuance		Price per		Issuance	Total	Value of
		Shares	Capital	Premium	Total	Share	Total Share	Premium	Number	Shares
Date	Action	Issued	(Euros)	(Euro)	(Euro)	(Euro)	Capital	(Euro)	of Shares	(Euro)

June 13, 2005	Issuance of share in exchange for a contribution in cash	19,000,000	4,022,300	30,801,986	34,824,286	1,833	132,924,829	1,712,877,190	627,811,281	N/A

September 26, 2005	Contributions of Gemplus SA shares	335,750	71,078	850,219	921,297	2,744	132,996,907	1,713,727,309	628,147,031	N/A

September 26, 2005	Issuance of shares following exercise of options for subscription of shares	455,076	96,339	465,399	561,738	1,234	133,093,246	1,714,192,808	628,602,107	N/A

December 22, 2005	Contributions of Gemplus SA shares	1,033,900	218,876	2,618,144	2,837,020	2,744	133,312,122	1,716,810,952	629,636,007	N/A

December 22, 2005		733,272	155,233	817,716	972,949	1,327	133,467,357	1,717,628,668	630,369,279	N/A

	Capital of Dec 31, 2005	630,369,279	133,734,415	1,717,628,668	1,851,096,005	0	133,467,357	1,717,628,668	630,369,279	N/A

(1)	The contributors were Marc Lassus, Dassault Multimedia, Gregoire Maes, Philippe Maes, Alexandre Maes, Daniel le Gal, Olivier le Gal, Adrien le Gal, Olivia Gloton, Caroline Gloton-Jammet, Jean-Pierre Gloton, Pascal Didier, Giles Lisimaque, Remy de Tonnac, Thian Yee Chua, Vertex Investment International (III) Inc., Jacques Sénéca, KDDI Corporation, Brunei Investment Agency, Fleming Ventures Limited, Deutsche International Trust Corporation (C.I.) Limited and Smart Fund company.

(2)	The contributions in cash of TPG were made with Gemplus Finance; TPG then contributed all of its shares of Gemplus Finance to the company.

(3)	The contributors were Centro Asset Management Limited, General Electric Capital Corporation, Mourgue Algue & Cie and Finno SA.

(4)	Cancellation of the nominal value of the shares on June 21, 2000.

(5)	Free shares allocated to Mark Lassus and Antonio Perez.

(6)	The beneficiaries of the warrants were Acton GmbH & Co., Vermogensverwaltungs KG, Marc Lassus, Sormious Holdings, TPG Giant LLP and TPG Partners III LP.

(7)	The contributors were Dominique Trempont and Serge Barthélémy.

4.19.2.  Act of Incorporation and Articles of Incorporation

4.19.2.1.  Corporate purpose (Article 3 of the Articles of Incorporation)

In accordance with article 3 of the Articles of Incorporation, the company’s purpose is:

(a) to manufacture and trade in all types of electrical, electronic, or mechanical goods or equipment and in software and software services;

(b) to purchase, manufacture and sell all products, components and materials which may be used in the context of the above-mentioned activities;

(c) to provide all services and act as general contractor for all projects relating to or in connection with the above-mentioned activities; and

(d) to perform research and scientific and technical studies on, to apply for, acquire, develop and license, all patents, licenses, inventions, processes, brands, and models that may have a connection with the company’s purpose.

The company may also carry out all transactions pertaining directly or indirectly to the acquisition of participating interests in any enterprises in whatever form and the administration, management, control and development of those participating interests.

In particular, the company may use its funds for (i) the establishment, management, development and disposal of a portfolio consisting of any securities and other financial investments and patents and other intellectual property rights of whatever origin, and participate in the creation, development and control of any enterprise, (ii) the acquisition, by way of investment, subscription, underwriting or option, of securities and other financial investments and patents and other intellectual property rights. The company may also sell, transfer, exchange or otherwise develop such securities and other financial investments and patents and other intellectual property rights and grant to other companies or enterprises or natural persons any support, loans, advances or guarantees.

The company may also carry out any commercial, industrial or financial operations, any transactions in respect of real estate or movable property, which the company may deem useful to the accomplishment of its purposes.

4.19.2.2.  Summary of the provisions concerning the management bodies

Board of Directors.

Under Luxembourg law, the company’s board of directors is vested with the broadest powers to manage the company. All powers not expressly reserved by law or by the articles of incorporation to the shareholders fall within the powers of the Board of Directors.

Pursuant to the current Articles of Incorporation, the Board of Directors is composed of at least three board members who need not be shareholders of the company. Under Luxembourg law, a board member may be an individual or a legal entity.

The Board of Directors currently has twelve members. The members of the Board of Directors are appointed by a simple majority of shareholders present or represented at a general meeting, for a period not to exceed three years. They may be renewed for consecutive terms. They may resign or be dismissed at any time by a simple majority vote of the shareholders present or represented at a general meeting.

The Board of Directors appoints a chairman from its members, and one or more vice-chairmen. The Chairman of the Board of the Directors may not also be the Chief Executive Officer of the company as two positions are independent. The Board of Directors may also choose a secretary, not necessarily a board member, whose function is to prepare the minutes of the Board’s meetings.

The Board of Directors may establish committees composed of directors and other persons and to which it may delegate powers and roles as appropriate. The charters of these committees are established by the Board of Directors.

The Board of Directors meets at the request of the Chairman or a Vice-Chairman at a location designated in the notice of meeting. Written notice of any meeting of the Board of Directors must be provided at least seven (7) days in advance. In emergencies, this notice may be reduced to 24 hours. The Board members may participate in meetings of the Board of Directors in person, by telephone conference, or by other means that permit them to hear the other members and be heard. They also may be represented by other board members. The agenda is as set forth in the notice. Unless a unanimous Board decides otherwise, no commitment may be made on a subject that has not appeared on the agenda for a Board meeting. The resolutions of the Board of Directors are adopted by a majority of the members present or represented, and written resolutions may be adopted by unanimous approval. Documentation relating to the meeting agenda is sent before the meeting. As noted, Board members may participate by telephone conference, and the Board of Directors may adopt resolutions by writing.

The Chairman presides over the meetings of the Board of Directors. The Board of Directors approves the minutes of the meeting at the subsequent board meeting.

The company is committed by the joint signature of two board members. For actions of current management in an amount not to exceed €30 million, the company is validly committed by the signature of the representative board member (the “Director General”) or any person to whom the Board of Directors has delegated such powers of signature.

The Board of Directors is responsible for managing the activities of the company and has delegated day-to-day management functions to the Chief Executive Officer. The responsibilities of the Board of Directors include: (i) supervising the business of the company, including compliance with the Board’s directives; (ii) selecting and evaluating the Chief Executive Officer and the plan of succession; (ii) evaluating the company’s business strategy operating plans and related risk; (iv) advising management with regard to significant matters presented to the company; (v) approving the annual budget of the company; (vi) approving the company’s annual financial statements (for submission to the shareholders); and (vii) assisting the company in communicating information concerning the company and its affairs pursuant to applicable laws and stock exchange regulations.

Any Board member who has a conflict of interest regarding a matter submitted to the Board of Directors for approval must disclose the conflict to the Board of Directors. The board member’s disclosure must be recorded and included in the minutes of the meeting, and he may not take part in deliberating and voting on the matter. At the following general meeting, a special report must be made on any transactions in which any of the directors has had an interest conflicting with the company’s as the first item on the agenda.

Activities of the Board of Directors

The Board of Directors met eight times in 2005 and had an average attendance rate (in person or by telephone) of 81.25%. The Board of Directors conducted an evaluation of its own activities and performance during the first half of 2005.

The company believes that adherence to demanding standards of corporate governance is the surest foundation for long-term shareholder value. The Board of Directors plays, in this respect, an important role in ensuring the quality of its members and the strict adherence to applicable laws and regulations.

The Board of Directors conducts its activities in accordance with principles of corporate governance defined by applicable regulations, stock exchange laws, the Articles of Incorporation of the company, the charters of its committees, and other adopted practices.

Directives concerning corporate governance

The Board of Directors adopted a set of Corporate Governance Guidelines at the beginning of 2004.

These guidelines have incorporated standards from a number of sources in developing the company’s principles for good governance, including, the AMF, the Nasdaq National Market and applicable rules and regulations.

The Corporate Governance Guidelines address a large range of matters, including the composition of the Board of Directors; the selection of Board members and their compensation; as well as the manner of notification and participation in Board of Directors’ meetings. Also, the Corporate Governance Guidelines establish certain principles and operating rules applicable to Board committees, including the Audit and Compensation Committees. Finally, the guidelines include a set of standards addressing the duties of Board members, strongly focusing on their obligation to act diligently, loyally, and honestly, in addition to addressing restrictions and prohibitions concerning conflicts of interest and insider trading. Article VII of the Corporate Governance Guidelines further specify that the Board of Directors shall meet at least five times annually.

Code of Ethics

In December 2003, the Board of Directors approved a code of ethics applicable to all directors, officers and employees of the company. company management has disseminated the Code of Ethics throughout the company and has supervised its implementation.

The Code of Ethics sets standards and provides guidance for the conduct of each employee, manager and Board member. More specifically, it addresses (i) honest and ethical behavior, including conflicts of interest (ii) compliance with French and US Securities authorities rules and more generally with applicable laws and regulations; and (iii) the implementation of these rules within the company. This code specifies certain key areas where the implementation of professional principles is particularly important. The Audit Committee annually reviews the application of the Code of Ethics within the company.

4.19.2.3.  Privileges and restrictions attached to each category of shares

The Company has issued shares of the same class. The rights associated with the shares are defined by the Articles of Incorporation.

(a)  Dividend rights

All shareholders have an identical rights to receive dividends.

The shareholders decide on dividend distributions. Advance dividends may be paid upon decision of the Board of Directors subject to any limitations specified by Luxembourg law.

(b)  Voting Rights

The company’s Articles of Incorporation provide that each company share gives right to one vote.

(c)  Rights with respect to profits

Pursuant to Luxembourg law, 5% of the annual net profits of Gemplus must be allocated to a non-distributable legal reserve. The company must make this allocation until the reserve amounts to 10% of its share capital.

The general meeting of shareholders determines, upon recommendation of the Board of Directors, how the remainder of the annual net profits will be disposed of.

(d)  Liquidation proceeds

In case of winding-up of the company, each share gives right to the same share of the net liquidation proceeds.

(e)  Conditions to repurchase shares in the company

A shareholders meeting has authorized the company, or any wholly-owned subsidiary, to purchase, acquire or receive shares in the company over a stock exchange or through privately negotiated transactions. This authorization is granted for purchases completed on or before October 25, 2007, at a purchase price of no less than 1.00 EUR and no more than 4.00 EUR, and on such terms as determined by the Board of Directors of the company, provided such purchase is in conformity with Article 49-2 of the Luxembourg company Law and any other applicable laws and regulations.

The company’s acquisition of shares shall be carried out by all means or methods in accordance with applicable regulations. They may be made, among other things, and by order of priority:

•	to reduce the capital of the company, in value or in number of shares;

•	to honor obligations resulting from employee stock option plans or other allocations of shares to employees of the company or an affiliated company;

•	to honor obligations resulting from debt financial instruments exchangeable into equity instruments;

•	to remit shares in payment or exchange in relation to possible external growth transactions; and

•	under the terms of a liquidity contract.

The shares redeemed may only be reduced, in value and in number, with the prior authorization of a General Meeting of Shareholders, held following the date of this authorization to purchase.

In accordance with Article 49-2 of the Luxembourg company Law, the maximum number of shares that the company may hold pursuant to this authorization is 10% of the issued capital stock of the company.

(f)  Reserves or provisions for amortization funds

Reserves are made in compliance with Luxembourg accounting law.

(g)  Obligation on shareholders to make payments

All Gemplus shares are entirely paid in. There is no obligation for a shareholder to make additional capital payments or to pay additional amounts at the request of the company.

(h)  Provisions favoring certain shareholders or granting prerogatives to certain shareholders

A shareholder or several shareholders holding together 20% of the share capital of the company have certain rights including:

•	requesting the convening of a shareholder’s general meeting with the agenda he determines

•	postponing for 4 weeks a shareholder’s general meeting that has been convened; and

•	(in case of exceptional circumstances) asking the court to appoint an expert to verify the accounts and books of the company.

4.19.2.4.  Actions to amend shareholders rights

Shareholder rights may be amended in accordance with applicable law and the Articles of Incorporation of the company.

The rights of shareholders may only be amended by approval at the General Meeting of Shareholders pursuant to the following conditions:

An Extraordinary General Meeting called to amend the Articles of Incorporation shall not validly deliberate unless at least one-half of the capital share are present or represented and the agenda describes the proposed amendments to the Articles of Incorporation and, where applicable, the text of those amendments which concern the object or the form of the company. The full text of such amendments is to be made available upon request at the registered office of the company before the meeting. If shareholders owning half of the capital shares are not present or represented, a second meeting with the same agenda may be convened by the Board of Directors. The second meeting shall validly deliberate regardless of the proportion of the capital shares represented.

Shareholder resolutions at an Extraordinary General Meeting convened to amend the Articles of Incorporation must be approved by at least a two thirds vote of the voting shares present or represented.

Amendments to change the company’s jurisdiction or impose additional obligations on the shareholders may only be approved by unanimous consent of the shareholders.

4.19.2.5.  Meetings of the annual and extraordinary general meeting and conditions of attendance (Articles 7 and 8 of the Articles of Incorporation)

In accordance with Article 8 of the Articles of Incorporation, any shareholder has the right to attend general meetings of the shareholders or to be represented by any adult person of his or her choice designated by a written power of attorney. The Annual General Meeting of Shareholders is held in Luxembourg at the registered office of the company or such other place in Luxembourg as is specified in the notice of meeting, at 11:00 a.m. on the last Tuesday of April of each year. If this day is a legal holiday in Luxembourg, the general meeting will be held on the first business day that follows. Other shareholder meetings may be held at such locations and times as are specified in the appropriate notice of meeting.

The general meeting is called by the Board of Directors, pursuant to Article 7 of the Articles of Incorporation. General meetings may also be called at the written request of shareholders representing at least 20% of the company’s capital stock, with a statement of the agenda provided by the Board of Directors or the auditor of the company. When at least 20% of the shareholders request to hold a general meeting, the Board of Directors and the auditor of the company must convene a meeting so that it is held within one month.

Any notice of a general meeting shall be published in one Luxembourg newspaper and one French newspaper having national circulation, at least 20 days before the date of the general meeting. The notices must also be provided in accordance with applicable law and the regulations of stock exchanges and/or markets other than Eurolist, where the shares are listed. The notices of meeting shall also be sent to all shareholders duly registered in the shareholders registry by mail, or by registered mail in case no publication is made in accordance with Luxembourg law, at least 20 days before the meeting.

Participation in meetings and the right to vote are reserved to shareholders only. Consequently, in order to participate in meetings, shareholders must certify their capacity as a shareholder of the company on the meeting date. Each registered shareholder may act at a meeting personally or through an appointed representative. Shareholders holding their shares through a clearing system must contact their bank or broker (or the French contact for their bank or broker) in order to receive an immobilization certificate confirming their identity, their ownership status, the number of shares held and the immobilization of these shares until the end of the meeting. The shareholders must also meet any conditions established by the Board of Directors regarding participation in general meetings. If the Board of Directors does not specify particular requirements, shareholders wishing to participate in the general meetings must be registered at least 10 Luxembourg working days before the date of the meeting, and any power of attorney must be filed at the main office of the company or at any other place specified in the notice of meeting.

Each ordinary share is entitled to one vote, in accordance with Article 8 of the Articles of Incorporation. The resolutions of the general Meeting are approved by the majorities specified by Luxembourg law and the company’s Articles of Incorporation. There must be three or more officers supervising the proceedings of any general meeting: the chairman of the meeting, the secretary of the meeting, and one or more observers.

Article 8 of the Articles of Incorporation specifies that an extraordinary general meeting may amend any provisions of the Articles of Incorporation and that at least half of the capital must be present or represented on first notice. Two-thirds of the vote of the shares present or represented is required. However, a change in the company’s jurisdiction of organization or any proposed increase of the obligations on the shareholders requires unanimous approval. The meeting agenda must specify the proposed amendments and the text of the articles to be amended, if applicable. If at least half of the capital is not present or represented, a new meeting with the same agenda may be convened by the Board of Directors. The second meeting shall validly deliberate, regardless of the proportion of the capital represented. The resolutions may only be adopted by at least two-thirds of the votes of the shareholders present or represented.

4.19.2.6.  Gemplus’s fiscal year, adoption of annual financial statements and discharge of management

In accordance with Article 15 of the Articles of Incorporation, the company’s fiscal year begins January 1st and ends December 31st.

The company’s annual financial statements include the balance sheet and income statement as well as the annexes. The Board of Directors submits the annual financial statements for approval at the Annual General Meeting of Shareholders as part of an annual report by Board of Directors and the auditors.

The company also prepares Consolidated Financial Statements subject to shareholder approval at the annual meeting.

4.19.2.7.  Distribution of profits

Pursuant to Article 16 of the Articles of Incorporation, the Annual General Meeting of Shareholders, upon recommendation of the Board of Directors, determines the allocation of annual profit.

Only profits or the reserves reflected in the annual accounts of the company may be distributed as dividends.

Luxembourg law specifies that 5% of the annual net profit must be allocated to a legal reserve. This required allocation ceases when the reserves amounts to 10% of the subscribed capital of the company.

All shares rank equally to dividend distributions.

The company may distribute interim dividends if it appears, on the basis of an accounting statement, that the company has sufficient funds to cover them. Interim dividend payments may not exceed the profit made since the end of the last company fiscal year, increased by profits put in reserve and reduced by carried forward losses and amounts that must be put in the legal reserve.

4.19.2.8.  Provisions having the effect of delaying a change of control

None.

4.19.2.9.	Provisions relating to declarations of the crossing of thresholds (Article 6 of the Articles of Incorporation)

In accordance with the Luxembourg Law of December 4, 1992 relating to the information to be published upon the acquisition and disposal of a large holding in a company listed on a stock exchange (the “Law of 1992”), when an individual or a public or private legal entity acquires or disposes of a holding in a company incorporated under Luxembourg law, of which all or part of the shares are listed on one or several stock exchanges located or operating in one or several member States of the European Union, and following this acquisition or disposal, the percentages of voting rights that it holds meets or exceeds the thresholds of 10%, 20%, one-third, 50% and two-thirds of the total voting rights existing at the time transaction prompting the declaration, or falls below these thresholds, it must inform the company and the Supervisory Commission of the Financial Sector, CSSF, within seven (7) calendar days, of the percentage of voting rights that it holds after the acquisition or disposal.

An acquisition includes a direct purchase of shares as well as any other means of obtaining control as described in the Law of 1992.

The company that receives this declaration must, in turn, inform the public of each of the member States of the European Union in which its shares are listed soon as possible and no later than nine (9) calendar days after receiving the declaration.

So long as a required declaration is not made, the exercise of the voting rights associated with the acquired shares is suspended.

Additionally, the Articles of Incorporation of the company specify that any shareholder that holds, reaches or exceeds 2% of the total voting rights existing at that time of their acquisition or disposal, or falls below this threshold, must inform the company of the percentage of the voting rights that it holds at the end of the transaction within eight (8) days of triggering the declaration requirement. Where this obligation to disclose is disregarded, the company may suspend the rights attached to the shares concerned (e.g., voting rights, right to dividends, etc.) until the required declaration is made to the company.

The company has agreed to inform the AMF of any declaration of the crossing of a statutory threshold in accordance with the applicable requirements of Luxembourg law.

Under French law, a declaration of the total number of shares and voting rights held is required where ownership exceeds or falls below 5%, 10%, 20%, a third, 50% or two thirds of the shares or voting rights of a company that has its registered office in France and whose shares are listed on a stock exchange is required within 5 stock exchange days as of the crossing of the threshold. This declaration does not exist under Luxembourg law and because the company is a foreign issuer in France, it is not subject to this declaration requirement.

Finally, under French law, an individual or entity that exceeds of 10% or 20% ownership of the shares or voting rights of a company must disclose its intentions with regard to such company over the subsequent twelve months. This disclosure of intent does not exist under Luxembourg law.

4.19.2.10.	Provisions relative to changes in the amount of capital stock (Articles 9 and 10 of the Articles of Incorporation)

Each shareholder has a preferential right to subscribe for any new shares issued by the company for cash consideration, proportionate to the number of shares that it holds. This preferential subscription right may be limited or cancelled with shareholders approval.

The number of company shares issued may be increased, up to the total authorized share capital, or reduced, by decision of the shareholders, or by decision of the Board of Directors but only within the limit of the authorized share capital.

The general extraordinary shareholders’ meeting may indeed authorize the Board of Directors of the company to increase the share capital by suppressing the subscription preferential right of the current shareholders. Such authorization is recorded in the Articles of Incorporation of the company and is only valid for up to five years from the publication of the resolution or amendment of the article addressing it. This authorization may be revoked by a subsequent extraordinary annual meeting. The annual meeting has given such an authorization to the Board of Directors, the methods of which are described in paragraph 4.19.1.1 above.

4.20.  Material Contracts

Except for the “Combination Agreement” aiming at implementing a combination between Axalto Holding NV and Gemplus entered into by the two companies during the 2005 fiscal year and which is further described in paragraphs 2.1.1 and 4.16.4, and since the close of the 2005 fiscal year, the company has not entered into any material contracts other than those contracts entered into during the normal course of business.

No other contract has been entered into (other than the contracts entered into during the normal course of business) or subscribed by any member of the Group and containing provisions conferring to any member of the group a material obligation of commitment for all of the Group.

4.21.  Information coming from the third parties, declarations of experts and declarations of interest

None.

4.22.  Documents accessible to the public

The Articles of Incorporation, annual reports (including Consolidated Financial Statements) for the two fiscal years preceding publication of this document are publicly available in English and French at the main office of the company, as well in the commercial and corporate register of the Grand Duchy of Luxembourg in the offices of its French subsidiary located at: Parc d’Activités de Gemenos, avenue du Pic de Bertagne, 13420 Gemenos.

Pursuant to Article 57 of the French Decree nº84-406 of May 30, 1984, a certified French translation of the Articles of Incorporation were filed with the Office of the Clerk of Court of the Commercial Court of Paris on June 20, 2004. It also available at the hereinafter places.

Information policy
Person responsible for information:

Mrs. Celine Berthier
Gemplus Management & Trading
2-4, place des Alpes
CH-1201 Geneva
Switzerland
Tel: +41 22 544 50 54

Gemplus agrees to:

(a) Provide the same information in France as that given in other foreign markets;

(b) Inform shareholders holding shares registered with Euroclear France of all annual meetings by publishing a notice of meeting for every such annual meeting in a French daily having national circulation, no later than 15 days before the date of the meeting, and allow the shareholders to exercise their voting rights;

(c) Inform shareholders holding shares registered with Euroclear France of the payment of dividends, of the issuance of new shares, and generally, of all operations affecting the capital stock of the company;

(d) Inform the AMF and Euronext Paris SA of all significant amendments to the Articles of Incorporation;

(e) Inform the AMF of changes in the distribution of its capital compared to prior published information, and inform the AMF of any disclosure relating to statutory shareholder thresholds that the company may from time to time receive. See paragraphs 4.19.2.9 above, “Provisions relating to declarations of the crossing of thresholds;”

(f) Publish, within 6 months of the end of the fiscal year, the company’s Consolidated Financial Statements and management report and have significant portions of the report translated into French, including in particular, the fiscal year accounts and the information about the accounting practices followed and the principal decisions relative to the future of the business;

(g) Distribute promptly in French information relating to the business and financial results of the company through the French Financial Press following the end of each quarter of the fiscal year, including at a minimum, total sales and net earnings before consolidated taxes;

(h) Publish as soon as possible information regarding any modification to the rights attached to the different categories of company shares;

(i) Inform the AMF of any shareholders resolution authorizing to operate on the stock exchange on its own securities, establish an information note submitted to the approval of the Financial Market Authority either prior to the annual meeting of shareholders called upon to authorize such program, or after the decision of the Board of Directors to proceed to the actual initiation of the purchase program authorized by the annual meeting, and submit to the AMF periodic summaries of company purchases or sales of shares made under such authorization; and

(j) Provide all information requested by the AMF in executing its functions and related to any laws or regulations applicable to the company.

In addition, the company intends to conduct an active policy vis-à-vis all of its shareholders, including those holding their shares through Euroclear France, to allow them to participate in offerings of capital stock. However, because of constraints related to the international markets and in order to benefit from the best available market conditions, the company cannot guarantee that shareholders holding their shares through Euroclear France will be able to participate in all such offerings.

4.23.  Information on the holdings

The company does not have any unconsolidated holdings capable of significantly affecting the appreciation of its capital assets or its earnings.

The significant holdings of the company are described in paragraph 4.52 as well as paragraph 4.18.2.2 — Notes on Consolidated Financial Statements — Note 15 “Investment in associates” and Note 42 “List of subsidiaries” above.